UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

(Mark one)

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2022

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from _____to_____

Commission file number **001-39043**

BROADWAY FINANCIAL CORPORATION
(Exact name of registrant as specified in its charter)

Delaware	**95-4547287**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
4601 Wilshire Boulevard, Suite 150 **Los Angeles, California**	**90010**
(Address of principal executive offices)	(Zip Code)

(323) 634-1700
(Registrant's Telephone Number, Including Area Code)

Securities registered under Section 12(b) of the Act:

Title of each class:	Trading Symbol(s)	Name of each exchange on which registered:
Common Stock, par value $0.01 per share (including attached preferred stock purchase rights)	BYFC	Nasdaq Capital Market

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated, a smaller reporting company, or an emerging growth company. See the definition of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐
Non-accelerated filer ☒	Smaller reporting company ☒
	Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

State the aggregate market value of the voting and non-voting common equity held by non-affiliates computed by reference to the price at which the common equity was last sold, or the average bid and asked price of such common equity, as of the last business day of the registrant's most recently completed second fiscal quarter: $68.2 million.

Indicate the number of shares outstanding of each of the registrant's classes of common stock, as of the latest practicable date: As of March 27, 2023, 48,721,223 shares of the Registrant's Class A voting common stock, 11,404,618 shares of the Registrant's Class B non-voting common stock and 13,380,516 shares of the Registrant's Class C non-voting common stock were outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the Registrant's definitive proxy statement for its 2023 annual meeting of stockholders, which will be filed no later than May 1, 2023, are incorporated by reference in Part III, Items 10 through 14 of this report.

TABLE OF CONTENTS

Forward-Looking Statements

Certain statements herein, including without limitation, certain matters discussed under ''Management's Discussion and Analysis of Financial Condition and Results of Operations'' in Part II, Item 7 of this Form 10-K, are forward-looking statements, within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended (the ''Exchange Act''), and Section 27A of the Securities Act of 1933, as amended, that reflect our current views with respect to future events and financial performance. Forward-looking statements typically include the words ''expect,'' ''estimate,'' ''project,'' ''budget,'' ''forecast,'' ''anticipate,'' ''intend,'' ''plan,'' ''may,'' ''will,'' ''could,'' ''should,'' ''believes,'' ''predicts,'' ''potential,'' ''continue,'' ''poised,'' ''optimistic,'' ''prospects,'' ''ability,'' ''looking,'' ''forward,'' ''invest,'' ''grow,'' ''improve,'' ''deliver'' and similar expressions, but the absence of such words or expressions does not mean a statement is not forward-looking. These forward-looking statements are subject to risks and uncertainties, including those identified below, which could cause actual future results to differ materially from historical results or from those anticipated or implied by such statements. Readers should not place undue reliance on these forward-looking statements, which speak only as of their dates or, if no date is provided, then as of the date of this Form 10-K. We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except to the extent required by law.

The following factors, among others, could cause future results to differ materially from historical results or from those indicated by forward-looking statements included in this Form 10-K: (1) the level of demand for mortgage and commercial loans, which is affected by such external factors as general economic conditions, market interest rate levels, tax laws and the demographics of our lending markets; (2) the direction and magnitude of changes in interest rates and the relationship between market interest rates and the yield on our interest-earning assets and the cost of our interest-bearing liabilities; (3) the rate and amount of loan losses incurred and projected to be incurred by us, increases in the amounts of our nonperforming assets, the level of our loss reserves and management's judgments regarding the collectability of loans; (4) changes in the regulation of lending and deposit operations or other regulatory actions, whether industry-wide or focused on our operations, including increases in capital requirements or directives to increase loan loss allowances or make other changes in our business operations; (5) legislative or regulatory changes, including those that may be implemented by the current Administration in Washington, D.C. and the Federal Reserve Board; (6) possible adverse rulings, judgments, settlements and other outcomes of litigation; (7) problems that may arise in integrating the businesses of our pre-merger companies, which may result in the combined company not operating as effectively and efficiently as expected, or that we may not be able to successfully integrate the businesses of our pre-merger companies; (8) actions undertaken by both current and potential new competitors; (9) the possibility of adverse trends in property values or economic trends in the residential and commercial real estate markets in which we compete; (10) the effect of changes in economic conditions; (11) the effect of geopolitical uncertainties; (12) an inability to obtain and retain sufficient operating cash at our holding company; (13) the discontinuation of LIBOR as an interest rate benchmark; (14) the impact of COVID-19 or other health crises on our future financial condition and operations; (15) the impact of recent volatility in the banking sector due to the failure of certain banks due to high levels of exposure to liquidity risk, interest rate risk, uninsured deposits and cryptocurrency risk; (16) other risks and uncertainties detailed in this Form 10-K, including those described in part I. Item 1A. ''Risk Factors'' and Part II, Item 7 ''Management's Discussion and Analysis of Financial Condition and Results of Operations.''

ITEM 1.   BUSINESS

General

Broadway Financial Corporation (the "Company") was incorporated under Delaware law in 1995 for the purpose of acquiring and holding all of the outstanding capital stock of Broadway Federal Savings and Loan Association as part of the bank's conversion from a federally chartered mutual savings association to a federally chartered stock savings bank. In connection with the conversion, the bank's name was changed to Broadway Federal Bank, f.s.b. ("Broadway Federal"). The conversion was completed, and the Broadway Federal became a wholly-owned subsidiary of the Company, in January 1996.

On April 1, 2021, the Company completed its merger (the "Merger") with CFBanc Corporation ("CFBanc"), with the Company continuing as the surviving entity. Immediately following the Merger, Broadway Federal merged with and into City First Bank of D.C, National Association with City First Bank of D.C., National Association continuing as the surviving entity (combined with Broadway Federal, "City First" or the "Bank"). Concurrently with the Merger, the Bank changed its name to City First Bank, National Association.

Concurrently with the completion of the Merger, the Company converted to become a public benefit corporation. The Company works to spur equitable economic development with a mission to strengthen the overall well-being of historically excluded communities and has deployed loans and investments in the communities we serve that we believe has helped close funding gaps, preserved or increased access to affordable housing, created and preserved jobs, and expanded critical social services. We believe our status as a Delaware public benefit corporation aligns our business model of creating social, economic, and environmental value for underserved communities with a stakeholder governance model that allows us to give careful consideration to the impact of our decisions on workers, customers, suppliers, community, the environment, and our impact on society; and to align further our mission and values to our organizational documents.

On June 7, 2022, the Company closed a private placement (the "Private Placement") of shares of the Company's Senior Non-Cumulative Perpetual Preferred Stock, Series C, par value $0.01 (the "Series C Preferred Stock"), pursuant to a Letter Agreement (collectively with the annexes, exhibits and schedules thereto, including the Securities Purchase Agreement - Standard Terms, the "Purchase Agreement"), dated as of June 7, 2022, with the United States Department of the Treasury (the "Purchaser"). The Purchase Agreement was entered into pursuant to the Purchaser's Emergency Capital Investment Program.

Pursuant to the Purchase Agreement, the Purchaser acquired an aggregate of 150,000 shares of Series C Preferred Stock, for an aggregate purchase price equal to $150.0 million in cash. The liquidation value of the Series C Preferred Stock is $1,000 per share.

In June 2022, the Company down streamed $75.0 million of the proceeds from the Private Placement to the Bank to enhance capital of the Company. As a result of the downstream, the Bank's tier 1 leverage ratio increased to 15.75% as of December 31, 2022 from 9.32% as of December 31, 2021.

The Company is currently regulated by the Board of Governors of the Federal Reserve System (the "FRB"). The Bank is currently regulated by the Office of the Comptroller of the Currency (the "OCC") and the Federal Deposit Insurance Corporation (the "FDIC"). The Bank's deposits are insured up to applicable limits by the FDIC. The Bank is also a member of the Federal Home Loan Bank of Atlanta (the "FHLB"). See "Regulation" for further descriptions of the regulatory systems to which the Company and the Bank are subject.

Available Information

Our internet website address is www.cityfirstbank.com. Our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and all amendments to those reports are available on our website as soon as reasonably practicable after we file such material with, or furnish such material to, the Securities and Exchange Commission (the "SEC") and can be obtained free of charge by sending a written request to Broadway Financial Corporation, 4601 Wilshire Boulevard, Suite 150, Los Angeles, California 90010 Attention: Audrey Phillips.

Business Overview

The Company is headquartered in Los Angeles, California and our principal business is the operation of our wholly-owned subsidiary, City First, which has three offices: two in California (in Los Angeles and the nearby city of Inglewood) and one in Washington, D.C. City First's principal business consists of attracting deposits from the general public in the areas surrounding our branch offices, loan customers, large non-profit entities, local municipalities, and depositors who believe in the Bank's mission-driven focus. These deposits, together with funds generated from operations and borrowings, primarily in mortgage loans secured by residential properties with five or more units ("multi-family") and commercial real estate. Our assets also include mortgage loans secured by residential properties with one-to-four units ("single family") as well as loans secured by commercial business assets. In addition, we invest in securities issued by federal government agencies, residential mortgage-backed securities and other investments.

Our revenue is derived primarily from interest income on loans and investments. Our principal costs are interest expenses that we incur on deposits and borrowings, together with general and administrative expenses. Our earnings are significantly affected by general economic and competitive conditions, particularly monetary trends, and conditions, including changes in market interest rates and the differences in market interest rates for the interest-bearing deposits and borrowings that are our principal funding sources and the interest yielding assets in which we invest, as well as government policies and actions of regulatory authorities.

Current Operating Environment

The Federal Reserve increased short-term interest rates seven times during 2022 by 4.25% to curb inflation. The Bank's loan portfolio remained flat during the first half of the year but increased by 18.7% during the second half of the year as borrowers adjusted to higher interest rates.

Early in 2022, the Bank's management invested excess cash into short-term U.S. Treasury and agency securities and mortgage-backed securities to earn higher yields. In addition, the $150.0 million in Emergency Capital Investment Program ("ECIP") proceeds received upon the sale of preferred stock to the U.S. Treasury were primarily invested in two-to three-year U.S. Treasuries during June and July. These activities led to a decrease in the duration of the securities portfolio to 3.2 years as of December 31, 2022 from 4.4 years as of December 31, 2021 and an increase in the yield on interest earning assets to 3.36% during 2022 from 2.86% in 2021. The Company's cost of funds decreased to 0.40% during the year ended December 31, 2022, from 0.47% for the year ended December 31, 2021 primarily due to a decrease in the cost of borrowings which resulted from payoffs and maturities of higher rate advances from the Federal Home Loan Bank of San Francisco in January and February of 2022, slightly offset by higher borrowing costs at the end of the year. There is no dividend requirement on the preferred stock issued to the U.S. Treasury until June of 2024.

In November of 2022, the Bank began borrowing from the FHLB to compensate for customer withdrawals to meet their year end cash flow needs. FHLB advances increased by $95.5 million during November of 2022 at an average rate of 4.08%, and remained at the same level during December of 2022 at an average rate of 4.58%. At December 31, 2022 and as of the date of this report, the Bank had additional borrowing capacity with the FHLB and sufficient collateral to meet its liquidity needs.

Overall, the Company's net interest margin increased to 3.05% during 2022 compared to 2.42% during 2021.

As of December 31, 2022, there were no loans greater than 30 days delinquent and only $144 thousand in non-performing loans. However, due to general concerns of a recession in the near future, the Bank continues to heavily monitor its loan portfolio for credit concerns.

As of December 31, 2022, Broadway Financial Corporation had $75 million in available capital to support the Bank and for general corporate purposes.

Industry Update

The failure of three regional banks in March of 2023 and the resultant negative outlook on the banking sector has called into question the exposure of banks to crypto risk, liquidity risk, interest rate risk, and the exposure of banks to unrecognized investment losses due to investments classified as "held to maturity" on the balance sheet. Also, analysts have been monitoring the level of uninsured deposits in banks due to the liquidity risk associate with high levels of uninsured deposits.

City First Bank has no crypto risk exposure and all of our investments are available-for-sale and marked to market on a monthly basis. As of March 23, 2023, the Bank had $150 million in borrowing capacity with the FHLB based on pledged loan collateral and $228 million in additional borrowing capacity with the Federal Reserve Bank based on unpledged securities.

The Bank's interest rate risk has increased over the last year due to the increasing rate environment but remains moderate. Our percentage of uninsured deposits was 31% as of December 31, 2022.

Lending Activities

General

Our loan portfolio is comprised primarily of mortgage loans which are secured by multi-family residential properties, single family residential properties and commercial real estate, including charter schools, community facilities, and churches. The remainder of the loan portfolio consists of commercial business loans, loans guaranteed by the Small Business Administration (the "SBA") and construction-to-permanent loans. At December 31, 2022, our net loan portfolio totaled $768.0 million, or 64.9% of total assets.

We emphasize the origination of adjustable-rate loans, most of which are hybrid loans (loans having an initial fixed rate period which are initially 5 years, followed by an adjustable rate period), for our portfolio of loans held for investment. We originate these loans in order to maintain a high percentage of loans that have provisions for periodic repricing, thereby reducing our exposure to interest rate risk. At December 31, 2022, more than 79% of our loans had adjustable rate features. However, most of our adjustable rate loans behave like fixed rate loans for periods of time because the loans may still be in their initial fixed-rate period or may be subject to interest rate floors.

The types of loans that we originate are subject to federal laws and regulations. The interest rates that we charge on loans are affected by the demand for such loans, the supply of money available for lending purposes and the rates offered by competitors. These factors are in turn affected by, among other things, economic conditions, monetary policies of the federal government, including the FRB, and legislative tax policies. See "Regulation" for more information on the government regulations to which we are subject.

The following table details the composition of our portfolio of loans held for investment by type, dollar amount and percentage of loan portfolio at the dates indicated:

	December 31,									
	2022		2021		2020		2019		2018	
	Amount	Percent of total	Amount	Percent of total	Amount	Percent of total	Amount	Percent of total	Amount	Percent of total
	(Dollars in thousands)									
Single family	$ 30,038	3.89%	$ 45,372	6.96%	$ 48,217	13.32%	$ 72,883	18.23%	$ 91,835	25.69%
Multi-family	502,141	65.08%	393,704	60.36%	272,387	75.24%	287,378	71.90%	231,870	64.86%
Commercial real estate ..	114,574	14.85%	93,193	14.29%	24,289	6.71%	14,728	3.68%	5,802	1.62%
Church	15,780	2.04%	22,503	3.45%	16,658	4.60%	21,301	5.33%	25,934	7.25%
Construction	40,703	5.27%	32,072	4.92%	429	0.11%	3,128	0.78%	1,876	0.52%
Commercial	64,841	8.40%	46,539	7.13%	57	0.02%	262	0.07%	226	0.06%
SBA Loans	3,601	0.47%	18,837	2.89%	—	—%	—	—%	—	—%
Consumer	11	—%	—	—%	7	—%	21	0.01%	5	—%
Gross loans	771,689	100.00%	652,220	100.00%	362,044	100.00%	399,701	100.00%	357,548	100.00%
Plus:										
Premiums on loans purchased	35		58		88		171		259	
Deferred loan costs, net..	1,723		1,471		1,218		1,211		721	
Less:										
Credit and interest marks on purchased loans, net	1,010		1,842		—		—		—	
Unamortized discounts ..	3		3		6		54		43	
Allowance for loan losses	4,388		3,391		3,215		3,182		2,929	
Total loans held for investment.	$768,046		$648,513		$360,129		$397,847		$355,556	

Multi-Family and Commercial Real Estate Lending

Our primary lending emphasis has been on the origination of loans for apartment buildings with five or more units. These multi-family loans amounted to $502.1 million and $393.7 million at December 31, 2022 and 2021, respectively. Multi-family loans represented 65.08% of our gross loan portfolio at December 31, 2022 compared to 60.36% of our gross loan portfolio at December 31, 2021. The vast majority of our multi-family loans amortize over 30 years. As of December 31, 2022, our single largest multi-family credit had an outstanding balance of $11.8 million, was current, and was collateralized by a 53-unit apartment complex in Downey, California. At December 31, 2022, the average balance of a loan in our multi-family portfolio was $1.3 million.

Our commercial real estate loans amounted to $114.6 million and $93.2 million at December 31, 2022 and 2021, respectively. Commercial real estate loans represented 14.85% and 14.29% of our gross loan portfolios at December 31, 2022 and 2021, respectively. Most commercial real estate loans are originated with principal repayments on a 25- to 30-year amortization schedule but are due in 5 years or 10 years. As of December 31, 2022, our single largest commercial real estate credit had an outstanding principal balance of $15.7 million, was current, and was a bridge loan collateralized by a 72-unit apartment complex located in Washington, D.C. At December 31, 2022, the average balance of a loan in our commercial real estate portfolio was $1.2 million.

The interest rates on multi-family and commercial adjustable-rate mortgage loans ("ARM Loans") are based on a variety of indices, including the Secured Overnight Financing Rate ("SOFR"), the 1-Year Constant Maturity Treasury Index ("1-Yr CMT"), the 12-Month Treasury Average Index ("12-MTA"), the 11th District Cost of Funds Index ("COFI"), and the Wall Street Journal Prime Rate ("Prime Rate"). All loans previously indexed to LIBOR were converted to SOFR as of December 31, 2022. We currently offer adjustable rate loans with interest rates that adjust either semi-annually or semi-annually upon expiration of an initial three- or five-year fixed rate period. Borrowers are required to make monthly payments under the terms of such loans.

Loans secured by multi-family and commercial properties are granted based on the income producing potential of the property and the financial strength of the borrower. The primary factors considered include, among other things, the net operating income of the mortgaged premises before debt service and depreciation, the debt service coverage ratio (the ratio of net operating income to required principal and interest payments, or debt service), and the ratio of the loan amount to the lower of the purchase price or the appraised value of the collateral.

We seek to mitigate the risks associated with multi-family and commercial real estate loans by applying appropriate underwriting requirements, which include limitations on loan-to-value ratios and debt service coverage ratios. Under our underwriting policies, loan-to-value ratios on our multi-family and commercial real estate loans usually do not exceed 75% of the lower of the purchase price or the appraised value of the underlying property. We also generally require minimum debt service coverage ratios of 120% for multi-family loans and commercial real estate loans. Properties securing multi-family and commercial real estate loans are appraised by management-approved independent appraisers. Title insurance is required on all loans.

Multi-family and commercial real estate loans are generally viewed as exposing the lender to a greater risk of loss than single family residential loans and typically involve higher loan principal amounts than loans secured by single family residential real estate. Because payments on loans secured by multi-family and commercial real properties are often dependent on the successful operation or management of the properties, repayment of such loans may be subject to adverse conditions in the real estate market or general economy. Adverse economic conditions in our primary lending market area could result in reduced cash flows on multi-family and commercial real estate loans, vacancies and reduced rental rates on such properties. We seek to reduce these risks by originating such loans on a selective basis and generally restrict such loans to our general market area. In 2008, Broadway Federal ceased out-of-state lending for all types of loans. As a result of the Merger, in 2021 we resumed out-of-state lending on a selective basis, however we currently do not have any loans outstanding that are outside of our market area, which consists of Southern California and the Washington, D.C. area (including parts of Maryland and Virginia).

Our church loans totaled $15.8 million and $22.5 million at December 31, 2022 and 2021, respectively, which represented 2.04% and 3.45% of our gross loan portfolio at December 31, 2022 and 2021, respectively. Broadway Federal ceased originating church loans in 2010 in Southern California, however City First originates loans to churches in the Washington, D.C. area as part of its community development mission. As of December 31, 2022, our single largest church loan had an outstanding balance of $2.3 million, was current, and was collateralized by a church building and parcel of land in Baltimore, Maryland. At December 31, 2022, the average balance of a loan in our church loan portfolio was $610 thousand.

Single Family Mortgage Lending

While we have historically been primarily a multi-family and commercial real estate lender, we also have purchased or originated loans secured by single family residential properties, including investor-owned properties, with maturities of up to 30 years. Single family loans totaled $30.0 million and $45.4 million at December 31, 2022 and 2021, respectively. Of the single family residential mortgage loans outstanding at December 31, 2022, more than 22% had adjustable rate features. We did not purchase any single family loans during 2022 and 2021. Of the $30.0 million of single family loans at December 31, 2022, $19.5 million are secured by investor-owned properties.

The interest rates for our single family ARM Loans are indexed to COFI, SOFR, 12-MTA and 1-Yr. CMT. All loans previously indexed to LIBOR were converted to SOFR as of December 31, 2022. We currently offer loans with interest rates that adjust either semi-annually or semi-annually upon expiration of an initial three- or five-year fixed rate period. Borrowers are required to make monthly payments under the terms of such loans. Most of our single family adjustable rate loans behave like fixed rate loans because the loans are still in their initial fixed rate period or are subject to interest rate floors.

We qualify our ARM Loan borrowers based upon the fully indexed interest rate (SOFR or other index plus an applicable margin) provided by the terms of the loan. However, we may discount the initial rate paid by the borrower to adjust for market and other competitive factors. The ARM Loans that we offer have a lifetime adjustment limit that is set at the time that the loan is approved. In addition, because of interest rate caps and floors, market rates may exceed or go below the respective maximum or minimum rates payable on our ARM Loans.

The mortgage loans that we originate generally include due-on-sale clauses, which provide us with the contractual right to declare the loan immediately due and payable if the borrower transfers ownership of the property.

Construction Lending

The Merger added a construction lending program and portfolio to our existing lending operations and platform. Construction loans totaled $40.7 million and $32.1 million at December 31, 2022 and 2021, respectively, and represented 5.27% and 4.92% of our gross loan portfolio at December 31, 2022 and 2021. We acquired $19.8 million of construction loans in the Merger. We provide loans for the construction of single family, multi-family and commercial real estate projects and for land development. We generally make construction and land loans at variable interest rates based upon the Prime Rate, or the applicable Treasury Index plus a margin. Generally, we require a loan-to-value ratio not exceeding 75% and a loan-to-cost ratio not exceeding 85% on construction loans.

Construction loans involve risks that are different from those for completed project lending because we advance loan funds based upon the security and estimated value at completion of the project under construction. If the borrower defaults on the loan, we may have to advance additional funds to finance the project's completion before the project can be sold. Moreover, construction projects are affected by uncertainties inherent in estimating construction costs, potential delays in construction schedules due to supply chain or other issues, market demand and the accuracy of estimates of the value of the completed project considered in the loan approval process. In addition, construction projects can be risky as they transition to completion and lease-up. Tenants who may have been interested in leasing a unit or apartment may not be able to afford the space when the building is completed, or may fail to lease the space for other reasons such as more attractive terms offered by competing lessors, making it difficult for the building to generate enough cash flow for the owner to obtain permanent financing. We specialize in the origination of construction loans for affordable housing developments where rents are subsidized by housing authority agencies. During 2022, we originated $29.6 million of construction loans, compared to $24.9 million of construction loan originations during 2021.

Commercial Lending

Our commercial lending portfolio consists of loans and lending activities to businesses in our market area that are secured by business assets including inventory, receivables, machinery, and equipment. As of December 31, 2022 and 2021, non-real estate commercial loans totaled $64.8 million and $46.5 million, respectively. Commercial loans represented 8.40% of our loan portfolio as of December 31, 2022. For the year ended December 31, 2022, we originated $26.9 million of commercial loans. As of December 31, 2022, our single largest commercial loan had an outstanding balance of $10.0 million. At December 31, 2022, the average balance of a loan in our non-real estate commercial loan portfolio was $1.2 million.

The risks related to commercial loans differ from loans secured by real estate, and relate to the ability of borrowers to successfully operate their businesses and the difference between expected and actual cash flows of the borrowers. In addition, the recoverability of our investment in these loans is also dependent on other factors primarily dictated by the type of collateral securing these loans. The fair value of the collateral securing these loans may fluctuate as market conditions change. In the case of loans secured by accounts receivable, the recovery of our investment is dependent upon the borrower's ability to collect amounts due from customers.

SBA Guaranteed Loans

City First is an approved SBA lender. We originate loans in the Washington, D.C, Maryland, and Virginia under the SBA's 7(a), SBA Express, International Trade and 504(a) loan programs, in conformity with SBA underwriting and documentation standards. SBA loans are similar to commercial business loans but have additional credit enhancement provided by the U.S Federal Government with guarantees between 50-85%. Certain loans classified as SBA are secured by commercial real estate property. All other SBA loans are secured by business assets. As of December 31, 2022 and 2021, SBA loans totaled $3.6 million and $18.8 million, respectively. Our December 31, 2022 SBA loans included $2.7 million of loans issued under the Paycheck Protection Program ("PPP") loans. PPP loans have terms of two to five years and earn interest at 1%. PPP loans are fully guaranteed by the SBA and have virtually no risk of loss. The Bank expects the vast majority of the PPP loans to be fully forgiven by the SBA. SBA loans totaled 0.47% of our total loan portfolio as of December 31, 2022.

Loan Originations, Purchases and Sales

The following table summarizes loan originations, purchases, sales, and principal repayments for the periods indicated:

	2022	2021	2020
	(In thousands)		
Gross loans:[1]			
Beginning balance	$652,220	$362,044	$399,701
Loans acquired in the merger with CFBanc	—	225,885	—
Loans originated:			
Multi-family	141,625	167,097	120,809
Commercial real estate	75,302	43,567	11,870
PPP Loans	—	26,497	—
Construction	29,628	24,884	1,529
Commercial	26,877	4,942	66
Total loans originated	273,432	266,987	134,274
Less:			
Principal repayments	153,963	202,696	67,858
Sales of loans	—	—	104,073
Ending balance	$771,689	$652,220	$362,044

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(1) Amount is before deferred origination costs, purchase premiums and discounts, and the allowance for loan losses.

Loan originations are derived from various sources including our loan personnel, local mortgage brokers, and referrals from customers. More than 90% of multi-family loan originations during 2022, 2021 and 2020 were sourced from wholesale loan brokers. All commercial real estate loans, construction loans, commercial loans and SBA loans were derived from our loan personnel. No single family or consumer loans were originated during the last three years. For all loans that we originate, upon receipt of a loan application from a prospective borrower, a credit report is ordered, and certain other information is verified by an independent credit agency. If necessary, additional financial information is requested. An appraisal of the real estate intended to secure the proposed loan is required to be performed by an independent licensed or certified appraiser designated and approved by us. The Bank's Board of Directors (the "Board") annually reviews our appraisal policy. Management reviews annually the qualifications and performance of independent appraisers that we use.

It is our policy to obtain title insurance on collateral for all real estate loans. Borrowers must also obtain hazard insurance naming the Bank as a loss payee prior to loan closing. If the original loan amount exceeds 80% on a sale or refinance of a first trust deed loan, we may require private mortgage insurance and the borrower is required to make payments to a mortgage impound account from which we make disbursements to pay private mortgage insurance premiums, property taxes and hazard and flood insurance as required.

Each loan requires at least two signatures for approval. The Board has authorized loan approval limits for various management team members up to $7 million per individual, and up to $12 million for the Chief Executive. Loans in excess of $7 million require review and approval by members of the Board's Loan Committee. In addition, it is our practice that all loans approved be reported to the Loan Committee no later than the month following their approval and be ratified by the Board.

From time to time, we purchase loans originated by other institutions based upon our investment needs and market opportunities. The determination to purchase specific loans or pools of loans is subject to our underwriting policies, which consider, among other factors, the financial condition of the borrowers, the location of the underlying collateral properties and the appraised value of the collateral properties. We did not purchase any loans during the years ended December 31, 2022, 2021 or 2020.

During 2022 and 2021, we did not originate or sell any loans that were classified as held for sale. During 2020, we originated $118.6 million of multi-family loans for sale, sold $104.3 million of multi-family loans and transferred

$13.7 million of multi-family loans to held for investment from loans held for sale. We transferred the $13.7 million of multi-family loans to loans held for investment near the end of 2020 because there was room to do so within the regulatory loan concentration guidelines. Loans are generally sold with the servicing released.

Loan Maturity and Repricing

The following table shows the contractual maturities of loans in our portfolio of loans held for investment at December 31, 2022 and does not reflect the effect of prepayments or scheduled principal amortization (in thousands):

	Single Family	Multi-Family	Commercial Real Estate	Church	Construction	Commercial	SBA	Gross Loans
Amounts due:								
After one year:								
One year to five years ...	$ 9,107	$ 26,913	$ 57,039	$ 7,713	$12,966	$36,330	$3,459	$153,527
After five years.........	18,128	470,236	47,437	2,396	22,745	11,132	142	572,216
Total due after one year ..	27,235	497,149	104,476	10,109	35,711	47,462	3,601	725,743
One year or less	2,803	4,992	10,098	5,671	4,992	17,390	—	45,946
Total.................	$30,038	$502,141	$114,574	$15,780	$40,703	$64,852	$3,601	$771,689

Certain multi-family loans have adjustable rate features based on SOFR, but are fixed for the first five years. Our experience has shown that these loans typically pay off during the first five years and do not reach the adjustable rate phase. Multi-family loans in their initial fixed rate period totaled $446.6 million or 58% of our loan portfolio at December 31, 2022.

Asset Quality

General

The underlying credit quality of our loan portfolio is dependent primarily on each borrower's ability to continue to make required loan payments and, in the event a borrower is unable to continue to do so, the value of the collateral securing the loan, if any. A borrower's ability to pay, in the case of single family residential loans and consumer loans, typically is dependent primarily on employment and other sources of income. Multi-family and commercial real estate loan borrowers' ability to pay is typically dependent on the cash flow generated by the property, which in turn is impacted by general economic conditions. Commercial business and SBA loan borrowers' ability to pay is typically dependent on the successful operation of their businesses or their ability to collect amounts due from their customers. Other factors, such as unanticipated expenditures or changes in the financial markets, may also impact a borrower's ability to make loan payments. Collateral values, particularly real estate values, are also impacted by a variety of factors, including general economic conditions, demographics, property maintenance and collection or foreclosure delays.

Delinquencies

We perform a weekly review of all delinquent loans and a monthly loan delinquency report is made to the Internal Asset Review Committee of the Board of Directors. When a borrower fails to make a required payment on a loan, we take several steps to induce the borrower to cure the delinquency and restore the loan to current status. The procedures we follow with respect to delinquencies vary depending on the type of loan, the type of property securing the loan, and the period of delinquency. In the case of residential mortgage loans, we generally send the borrower a written notice of non-payment promptly after the loan becomes past due. In the event payment is not received promptly thereafter, additional letters are sent, and telephone calls are made. If the loan is still not brought current and it becomes necessary for us to take legal action, we generally commence foreclosure proceedings on all real property securing the loan. In the case of commercial real estate loans, we generally contact the borrower by telephone and send a written notice of intent to foreclose upon expiration of the applicable grace period. Decisions not to commence foreclosure upon expiration of the notice of intent to foreclose for commercial real estate loans are made on a case-by-case basis. We may consider loan workout arrangements with commercial real estate borrowers in certain circumstances.

The following table shows our loan delinquencies by type and amount at the dates indicated:

	December 31, 2022				December 31, 2021				December 31, 2020			
	Loans delinquent				Loans delinquent				Loans delinquent			
	60-89 Days		90 days or more		60-89 Days		90 days or more		60-89 Days		90 days or more	
	Number	Amount	Number	Amount	Number	Amount	Number	Amount	Number	Amount	Number	Amount
					(Dollars in thousands)							
Commercial Real Estate	—	$—	—	$—	1	$2,423	—	$—	—	$—	—	$—
Single family	—	—	—	—	—	—	—	—	—	—	—	—
Total	—	$—	—	$—	1	$2,423	—	$—	—	$—	—	$—
% of Gross Loans		—%		—%		0.37%		—%		—%		—%

Non-Performing Assets

Non-performing assets ("NPAs") include non-accrual loans and real estate owned through foreclosure or deed in lieu of foreclosure ("REO"). NPAs at December 31, 2022 decreased to $144 thousand, or 0.01% of total assets, from $684 thousand, or 0.06% of total assets, at December 31, 2021.

Non-accrual loans consist of delinquent loans that are 90 days or more past due and other loans, including troubled debt restructurings ("TDRs") that do not qualify for accrual status. As of December 31, 2022, all our non-accrual loans were current in their payments, but were treated as non-accrual primarily because of deficiencies in non-payment matters related to the borrowers, such as lack of current financial information. The $540 thousand decrease in non-accrual loans during the year ended December 31, 2022 was the result of the payoff of one non-accrual loan.

The following table provides information regarding our non-performing assets at the dates indicated:

	December 31,				
	2022	2021	2020	2019	2018
	(Dollars in thousands)				
Non-accrual loans:					
Single family	$ —	$ —	$ 1	$ 18	$ —
Church	144	684	786	406	911
Total non-accrual loans	144	684	787	424	911
Loans delinquent 90 days or more and still accruing	—	—	—	—	—
Real estate owned acquired through foreclosure	—	—	—	—	833
Total non-performing assets	$ 144	$ 684	$ 787	$ 424	$1,744
Non-accrual loans as a percentage of gross loans, including loans receivable held for sale	0.02%	0.10%	0.22%	0.11%	0.25%
Non-performing assets as a percentage of total assets	0.01%	0.06%	0.16%	0.10%	0.43%

There were no accrual loans that were contractually past due by 90 days or more at December 31, 2022 or 2021. We had no commitments to lend additional funds to borrowers whose loans were on non-accrual status at December 31, 2022.

We discontinue accruing interest on loans when the loans become 90 days delinquent as to their payment due date (three missed payments). In addition, we reverse all previously accrued and uncollected interest for those loans through a charge to interest income. While loans are in non-accrual status, interest received on such loans is credited to principal, until the loans qualify for return to accrual status. Loans are returned to accrual status when all the principal and interest amounts contractually due are brought current and future payments are reasonably assured.

We may from time to time agree to modify the contractual terms of a borrower's loan. In cases where such modifications represent a concession to a borrower experiencing financial difficulty, the modification is considered a TDR. Non-accrual loans modified in a TDR remain on non-accrual status until we determine that future collection of principal and interest is reasonably assured, which requires that the borrower demonstrate performance according to the restructured terms, generally for a period of at least six months. Loans modified in a TDR that are included in non-accrual loans totaled $144 thousand at December 31, 2022 and $684 thousand at December 31, 2021. Excluded from non-accrual loans are restructured loans that were not delinquent at the time of modification or loans that have complied with the terms of their restructured agreement for six months or such longer period as management deems appropriate for particular loans, and therefore have been returned to accruing status. Restructured accruing loans totaled $1.6 million at December 31, 2022 and $1.6 million at December 31, 2021.

During 2022, gross interest income that would have been recorded on non-accrual loans had they performed in accordance with their original terms, totaled $31 thousand. No income was recognized during 2022 on non-accrual loans prior to payoff. Interest income of $102 thousand was recognized upon the payoff of one non-accrual church loan during 2022.

We update our estimates of collateral value on loans when they become 90 days past due and to the extent the loans remain delinquent, every nine months thereafter. We obtain updated estimates of collateral value earlier than at 90 days past due for loans to borrowers who have filed for bankruptcy or for certain other loans when our Internal Asset Review Committee believes repayment of such loans may be dependent on the value of the underlying collateral. We also obtain updated collateral valuations for loans classified as substandard every year. For single family loans, updated estimates of collateral value are obtained through appraisals and automated valuation models. For multi-family and commercial real estate properties, we estimate collateral value through appraisals or internal cash flow analyses when current financial information is available, coupled with, in most cases, an inspection of the property. For commercial loans, we estimate the value of the collateral based on financial information provided by borrowers or valuations of business assets, depending on the nature of the collateral. Our policy is to make a charge against our allowance for loan losses, and correspondingly reduce the book value of a loan, to the extent that the collateral value of the property securing an impaired loan is less than our recorded investment in the loan. See ''Allowance for Loan Losses'' for full discussion of the allowance for loan losses.

As a result of the Merger, we acquired certain loans that have shown evidence of credit deterioration since origination. These loans are referred to as purchased credit impaired loans. These PCI loans are recorded at their fair value at acquisition, and are not treated as nonaccrual loans for purposes of financial reporting. At acquisition we estimate the amount and timing of expected cash flows for each PCI loan, and the expected cash flows in excess of the allocated fair value is recorded as interest income over the remaining life of the loan (accretable yield). The excess of the loan's contractual principal and interest over expected cash flows is not recorded (non-accretable difference). Expected cash flows continue to be estimated each quarter for each PCI loan. If the present value of expected cash flows decreases from the prior estimate, a provision for loan losses is recorded and an allowance for loan losses is established. If the present value of expected cash flows increases from the prior estimate, the increase is recognized as part of future interest income. At the date of the Merger, we recorded an investment in PCI loans of $883 thousand. As of December 31, 2022, our recorded investment in PCI loans was $125 thousand. These PCI loans are not classified as NPAs as they are performing in accordance with the cash flows that were expected at the date of the Merger.

Classification of Assets

Federal regulations and our internal policies require that we utilize an asset classification system as a means of monitoring and reporting problem and potential problem assets. We have incorporated asset classifications as a part of our credit monitoring system and thus classify potential problem assets as ''Watch'' and ''Special Mention,'' and problem assets as ''Substandard,'' ''Doubtful'' or ''Loss.'' An asset is considered ''Watch'' if the loan is current but temporarily presents higher than average risk and warrants greater than routine attention and monitoring. An asset is considered ''Special Mention'' if the loan is current but there are some potential weaknesses that deserve management's close attention. An asset is considered ''Substandard'' if it is inadequately protected by the current net worth and paying capacity of the obligor or the collateral pledged, if any. ''Substandard'' assets include those characterized by the ''distinct possibility'' that the insured institution will sustain ''some loss'' if the deficiencies are not corrected. Assets classified as ''Doubtful'' have all the weaknesses inherent in those classified ''Substandard'' with the added characteristic that the weaknesses make ''collection or liquidation in full,'' on the basis of currently existing facts, conditions, and values, ''highly questionable and improbable.'' Assets classified as ''Loss'' are those considered ''uncollectible'' and of such little value that their continuance as assets without the establishment of a specific loss allowance is not warranted. Assets which do not currently expose us to sufficient risk to warrant classification in one of the aforementioned categories, but that are considered to possess some weaknesses, are designated "Special Mention." Our Internal Asset Review Department reviews and classifies our assets and independently reports the results of its reviews to the Internal Asset Review Committee of our Board of Directors monthly.

The following table provides information regarding our criticized loans (Watch and Special Mention) and classified assets (Substandard) at the dates indicated:

	December 31, 2022	December 31, 2021
	(Dollars in thousands)	
Watch loans	$47,823	$15,950
Special mention loans	—	—
Total criticized loans	47,823	15,950
Substandard loans	1,973	4,283
Total classified assets	1,973	4,283
Total	$49,796	$20,233

Criticized assets increased to $47.8 million at December 31, 2022, from $16.0 million at December 31, 2021. City First has historically classified all newly originated construction loans as Watch until a history of loan performance can be established or until the construction project is complete, which is the main reason for the increase in total criticized loans of $31.9 million during 2022. The decrease in substandard loans of $2.3 million was due to the improvement of three church loans and one multi-family loan. The loans were current as of December 31, 2022.

Allowance for Loan Losses

In originating loans, we recognize that losses may be experienced on loans and that the risk of loss may vary as a result of many factors, including the type of loan being made, the creditworthiness of the borrower, general economic conditions and, in the case of a secured loan, the quality of the collateral for the loan. We are required to maintain an adequate allowance for loan and lease losses ("ALLL") in accordance with U.S. Generally Accepted Accounting Principles ("GAAP"). The ALLL represents our management's best estimate of probable incurred credit losses in our loan portfolio as of the date of the consolidated financial statements. Our ALLL is intended to cover specifically identifiable loan losses, as well as estimated losses inherent in our portfolio for which certain losses are probable, but not specifically identifiable. There can be no assurance, however, that actual losses incurred will not exceed the amount of management's estimates.

Our Internal Asset Review Department issues reports to the Board of Directors and continually reviews loan quality. This analysis includes a detailed review of the classification and categorization of problem loans, potential problem loans and loans to be charged off, an assessment of the overall quality and collectability of the portfolio, and concentration of credit risk. Management then evaluates the allowance, determines its appropriate level and the need for additional provisions, and presents its analysis to the Board of Directors which ultimately reviews management's recommendation and, if deemed appropriate, then approves such recommendation.

The ALLL is increased by provisions for loan losses which are charged to earnings and is decreased by recaptures of loan loss provision and charge-offs, net of recoveries. Provisions are recorded to increase the ALLL to the level deemed appropriate by management. The Bank utilizes an allowance methodology that considers a number of quantitative and qualitative factors, including the amount of non-performing loans, our loan loss experience, conditions in the general real estate and housing markets, current economic conditions, and trends, particularly levels of unemployment, and changes in the size of the loan portfolio.

The ALLL consists of specific and general components. The specific component relates to loans that are individually classified as impaired.

A loan is considered impaired when, based on current information and events, it is probable that the Bank will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement. Loans for which the terms have been modified, and for which the borrower is experiencing financial difficulties, are considered TDRs and classified as impaired. Factors considered by management in determining impairment include payment status, collateral value, and the probability of collecting scheduled principal and interest payments when due. Loans that experience insignificant payment delays and payment shortfalls generally are not classified as impaired. Management determines the significance of payment delays and payment shortfalls on a case-by-case basis, taking into consideration all of the circumstances surrounding the loan and the borrower, including the length of the delay, the reasons for the delay, the borrower's prior payment record, and the amount of the shortfall in relation to the principal and interest owed.

If a loan is impaired, a portion of the allowance is allocated to the loan so that the loan is reported, net, at the present value of estimated future cash flows using the loan's existing rate or at the fair value of collateral if repayment is expected solely from the collateral. TDRs are separately identified for impairment and are measured at the present value of estimated future cash flows using the loan's effective rate at inception. If a TDR is considered to be a collateral dependent loan, the loan is reported, net, at the fair value of the collateral less estimated selling costs. For TDRs that subsequently default, we determine the amount of any necessary additional charge-off based on internal analyses and appraisals of the underlying collateral securing these loans. At December 31, 2022, impaired loans totaled $1.7 million and had an aggregate specific allowance allocation of $7 thousand.

The general component of the ALLL covers non-impaired loans and is based on historical loss experience adjusted for qualitative factors. Each month, we prepare an analysis which categorizes the entire loan portfolio by certain risk characteristics such as loan type (single family, multi-family, commercial real estate, construction, commercial, SBA and consumer) and loan classification (pass, watch, special mention, substandard and doubtful). With the use of a migration to loss analysis, we calculate our historical loss rate and assign estimated loss factors to the loan classification categories based on our assessment of the potential risk inherent in each loan type. These factors are periodically reviewed for appropriateness giving consideration to our historical loss experience, levels of and trends in delinquencies and impaired loans; levels of and trends in charge-offs and recoveries; trends in volume and terms of loans; effects of any changes in risk selection and underwriting standards; other changes in lending policies, procedures, and practices; experience, ability, and depth of lending management and other relevant staff; national and local economic trends and conditions; industry conditions; and effects of changes in credit concentrations.

In addition to loss experience and environmental factors, we use qualitative analyses to determine the adequacy of our ALLL. This analysis includes ratio analysis to evaluate the overall measurement of the ALLL and comparison of peer group reserve percentages. The qualitative review is used to reassess the overall determination of the ALLL and to ensure that directional changes in the ALLL and the provision for loan losses are supported by relevant internal and external data.

Loans acquired in the Merger were recorded at fair value at acquisition date without a carryover of the related ALLL. Purchased credit impaired loans acquired are loans that have evidence of credit deterioration since origination and as to which it is probable at the date of acquisition that the Company will not collect all of principal and interest payments according to the contractual terms. These loans are accounted for under ASC 310-30.

Based on our evaluation of the housing and real estate markets and overall economy, including the unemployment rate, the levels and composition of our loan delinquencies and non-performing loans, our loss history and the size and composition of our loan portfolio, we determined that an ALLL of $4.4 million, or 0.57% of loans held for investment, was appropriate at December 31, 2022, compared to $3.4 million, or 0.52% of loans held for investment at December 31, 2021. This increase was due to new loans originated at an average ALLL provision rate of 0.65% during 2022. The CFB loan portfolio as of the merger date was marked to market, so there is no ALLL associated with it.

A federally chartered bank's determination as to the classification of its assets and the amount of its valuation allowances is subject to review by the OCC. The OCC, in conjunction with the other federal banking agencies, provides guidance for financial institutions on the responsibilities of management for the assessment and establishment of adequate valuation allowances, as well as guidance for banking agency examiners to use in determining the adequacy of valuation allowances. It is required that all institutions have effective systems and controls to identify, monitor and address asset quality problems, analyze all significant factors that affect the collectability of the portfolio in a reasonable manner and establish acceptable allowance evaluation processes that meet the objectives of the guidelines issued by federal regulatory agencies. While we believe that the ALLL has been established and maintained at adequate levels, future adjustments may be necessary if economic or other conditions differ materially from the conditions on which we based our estimates at December 31, 2022. In addition, there can be no assurance that the OCC or other regulators, as a result of reviewing our loan portfolio and/or allowance, will not require us to materially increase our ALLL, thereby affecting our financial condition and earnings.

The following table details our allocation of the ALLL to the various categories of loans held for investment and the percentage of loans in each category to total loans at the dates indicated:

						December 31,					
		2022		2021		2020		2019		2018	
	Amount	Percent of loans in each category to total loans	Amount	Percent of loans in each category to total loans	Amount	Percent of loans in each category to total loans	Amount	Percent of loans in each category to total loans	Amount	Percent of loans in each category to total loans
					(Dollars in thousands)						
Single family	$ 109	3.89%	$ 145	6.96%	$ 296	13.32%	$ 312	18.23%	$ 368	25.69%
Multi-family	3,273	65.08%	2,657	60.36%	2,433	75.24%	2,319	71.90%	1,880	64.86%
Commercial real estate	449	14.85%	236	14.29%	222	6.71%	133	3.68%	52	1.62%
Church	65	2.04%	103	3.45%	237	4.60%	362	5.33%	604	7.25%
Construction	313	5.27%	212	4.92%	22	0.11%	48	0.78%	19	0.52%
Commercial	175	8.87%	23	10.02%	4	0.02%	7	0.07%	6	0.06%
Consumer	4	—%	15	—%	1	—%	1	0.01%	—	—%
Total allowance for loan losses	$4,388	100.00%	$3,391	100.00%	$3,215	100.00%	$3,182	100.00%	$2,929	100.00%

The following table shows the activity in our ALLL related to our loans held for investment for the years indicated:

	2022	2021	2020	2019	2018
			(Dollars in thousands)		
Allowance balance at beginning of year	$ 3,391	$ 3,215	$ 3,182	$ 2,929	$ 4,069
Charge-offs:					
Single family	—	—	—	—	—
Commercial real estate	—	—	—	—	—
Church	—	—	—	—	—
Commercial	—	—	—	—	—
Total charge-offs	—	—	—	—	—
Recoveries:					
Single family	—	—	4	—	—
Commercial real estate	—	—	—	—	—
Church	—	—	—	260	114
Commercial	—	—	—	—	—
Total recoveries	—	—	4	260	114
Loan loss provision (recapture)	997	176	29	(7)	(1,254)
Allowance balance at end of year [1]	$ 4,388	$ 3,391	$ 3,215	$ 3,182	$ 2,929
Net charge-offs (recoveries) to average loans, excluding loans receivable held for sale	—%	—%	—%	(0.07%)	(0.04%)
ALLL as a percentage of gross loans, excluding loans receivable held for sale [2]	0.57%	0.52%	0.88%	0.79%	0.82%
ALLL as a percentage of total non-accrual loans	3,047.22%	495.76%	408.51%	750.47%	321.51%
ALLL as a percentage of total non-performing assets	3,047.22%	495.76%	408.51%	750.47%	167.94%

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[1] Including net deferred loan costs and premiums.

[2] The ALLL as of December 31, 2022 and 2021 does not include any ALLL for the remaining balance of loans acquired in the City First Merger, which totaled $146.3 million $203.8 million, respectively.

Investment Activities

The main objectives of our investment strategy are to provide a source of liquidity for deposit outflows, repayment of our borrowings and funding loan commitments, and to generate a favorable return on investments without incurring undue interest rate or credit risk. Subject to various restrictions, our investment policy generally permits investments in money market instruments such as Federal Funds Sold, certificates of deposit of insured banks and savings institutions, direct obligations of the U.S. Treasury, securities issued by federal and other government agencies and mortgage-backed securities, mutual funds, municipal obligations, corporate bonds, and marketable equity securities. Mortgage-backed securities consist principally of securities issued by the Federal National Mortgage Association, the Federal Home Loan Mortgage Corporation and the Government National Mortgage Association which are backed by 30-year amortizing hybrid ARM Loans, structured with fixed interest rates for periods of three to seven years, after which time the loans convert to one-year or six-month adjustable rate mortgage loans. At December 31, 2022, our securities portfolio, consisting primarily of federal agency debt, mortgage-backed securities, bonds issued by the United States Treasury and the SBA, and municipal bonds, totaled $328.7 million, or 27.76% of total assets.

We classify investments as held-to-maturity or available-for-sale at the date of purchase based on our assessment of our internal liquidity requirements. Securities purchased to meet investment-related objectives such as liquidity management or mitigating interest rate risk and which may be sold as necessary to implement management strategies, are designated as available-for-sale at the time of purchase. Securities in the held-to-maturity category consist of securities purchased for long-term investment in order to enhance our ongoing stream of net interest income. Securities deemed held-to-maturity are classified as such because we have both the intent and ability to hold these securities to maturity. Held-to-maturity securities are reported at cost, adjusted for amortization of premium and accretion of discount. Available-for-sale securities are reported at fair value. We currently have no securities classified as held-to-maturity securities.

The following table sets forth the amortized cost and fair value of available-for-sale securities by type as of the dates indicated. At December 31, 2022, our securities portfolio did not contain securities of any issuer with an aggregate book value in excess of 10% of our equity capital, excluding those issued by the United States Government or its agencies.

	At December 31,					
	2022		**2021**		**2020**	
	Amortized Cost	**Fair Value**	**Amortized Cost**	**Fair Value**	**Amortized Cost**	**Fair Value**
	(In thousands)					
Federal agency mortgage-backed securities ...	$ 84,955	$ 74,169	$ 70,078	$ 70,030	$ 5,550	$ 5,807
Federal agency collateralized mortgage obligations ("CMO").	27,776	26,100	9,391	9,287	—	—
Federal agency debt	55,687	51,425	38,152	37,988	2,682	2,827
Municipal bonds	4,866	4,197	4,898	4,915	2,000	2,019
U.S. Treasuries	165,997	160,589	18,169	17,951	—	—
SBA pools	14,048	12,269	16,241	16,225	—	—
Total	$353,329	$328,749	$156,929	$156,396	$10,232	$10,653

The table below presents the carrying amount, weighted average yields and contractual maturities of our securities as of December 31, 2022. The table reflects stated final maturities and does not reflect scheduled principal payments or expected payoffs.

	One year or less		More than one year to five years		More than five years to ten years		More than ten years		Total	
At December 31, 2022	Carrying amount	Weighted average yield	Carrying amount	Weighted average yield	Carrying amount	Weighted average yield	Carrying amount	Weighted average yield	Carrying amount	Weighted average yield
					(Dollars in thousands)					
Available-for-sale:										
Federal agency mortgage-backed securities	$ —	—%	$ 5,695	3.48%	$11,886	1.31%	$56,588	2.54%	$ 74,169	2.41%
Federal agency CMO . .	—	—%	373	0.65%	8,480	3.81%	17,247	3.51%	26,100	3.57%
Federal agency debt . . .	4,890	2.62%	36,835	1.95%	9,700	2.64%	—	—%	51,425	2.14%
Municipal bonds.	—	—%	1,504	1.61%	1,205	1.78%	1,488	1.81%	4,197	1.73%
U.S. Treasuries.	—	—%	160,589	2.81%	—	—%	—	—%	160,589	2.81%
SBA pools	—	—%	136	4.69%	2,390	2.55%	9,743	2.51%	12,269	2.54%
Total	$4,890	2.62%	$205,132	2.66%	$33,661	2.43%	$85,066	2.72%	$328,749	2.65%

Sources of Funds

General

Deposits are our primary source of funds for supporting our lending and other investment activities and general business purposes. In addition to deposits, we obtain funds from the amortization and prepayment of loans and investment securities, sales of loans and investment securities, advances from the FHLB, and cash flows generated by operations.

Deposits

We offer a variety of deposit accounts featuring a range of interest rates and terms. Our deposits principally consist of savings accounts, checking accounts, interest checking accounts, money market accounts, and fixed-term certificates of deposit. The maturities of term certificates generally range from one month to five years. We accept deposits from customers within our market area based primarily on posted rates, but from time to time we will negotiate the rate based on the amount of the deposit. We primarily rely on customer service and long-standing customer relationships to attract and retain deposits. We seek to maintain and increase our retail "core" deposit relationships, consisting of savings accounts, checking accounts and money market accounts because we believe these deposit accounts tend to be a stable funding source and are available at a lower cost than term deposits. However, market interest rates, including rates offered by competing financial institutions, the availability of other investment alternatives, and general economic conditions significantly affect our ability to attract and retain deposits.

We participate in a deposit program called the Certificate of Deposit Account Registry Service ("CDARS"). CDARS is a deposit placement service that allows us to place our customers' funds in FDIC-insured certificates of deposit at other banks and, at the same time, receive an equal sum of funds from the customers of other banks in the CDARS Network ("CDARS Reciprocal"). These deposits totaled $74.6 million and $141.6 million at December 31, 2022 and 2021, respectively and are not considered to be brokered deposits.

We may also accept deposits from other institutions when we have no reciprocal deposit ("CDARS One-Way Deposits"). With the CDARS One-Way Deposits program, the Bank accepts deposits from CDARS even though there is no customer account involved. These one-way deposits, which are considered to brokered deposits, totaled $0 and $223 thousand at December 31, 2022 and 2021, respectively.

At December 31, 2022 and 2021, the Bank had $4.3 million and $5.0 million in (non-CDARS) brokered deposits, respectively.

As of December 31, 2022 and 2021, approximately $212.9 million and $265.8 million of our total deposits were not insured by FDIC insurance.

The following table details the maturity periods of our certificates of deposit in amounts of $100 thousand or more at December 31, 2022.

	December 31, 2022	
	Amount	Weighted average rate
	(Dollars in thousands)	
Certificates maturing:		
Less than three months	$ 22,624	1.01%
Three to six months	25,429	1.01%
Six to twelve months	55,053	1.72%
Over twelve months	13,318	0.49%
Total	$116,424	1.29%

The following table presents the distribution of our average deposits for the years indicated and the weighted average interest rates during the year for each category of deposits presented.

	For the Years Ended December 31,								
	2022			2021			2020		
	Average balance	Percent of total	Weighted average cost of funds	Average balance	Percent of total	Weighted average cost of funds	Average balance	Percent of total	Weighted average cost of funds
	(Dollars in thousands)								
Money market deposits	$192,835	26.34%	0.67%	$159,157	24.77%	0.41%	$ 47,611	14.88%	0.71%
Savings deposits	66,033	9.02%	0.09%	67,660	10.53%	0.30%	55,985	17.51%	0.50%
Interest checking and other demand deposits	291,114	39.77%	0.08%	223,003	34.70%	0.05%	55,003	17.17%	0.03%
Certificates of deposit	182,050	24.87%	0.30%	192,795	30.00%	0.37%	161,409	50.44%	1.56%
Total	$732,032	100.00%	0.29%	$642,615	100.00%	0.26%	$320,008	100.00%	0.99%

Borrowings

We utilize short-term and long-term advances from the FHLB as an alternative to retail deposits as a funding source for asset growth. FHLB advances are generally secured by mortgage loans and mortgage-backed securities. Such advances are made pursuant to several different credit programs, each of which has its own interest rate and range of maturities. The maximum amount that the FHLB will advance to member institutions fluctuates from time to time in accordance with the policies of the FHLB. At December 31, 2022, we had $128.3 million in outstanding FHLB advances and had the ability to borrow up to an additional $70.6 million based on available and pledged collateral.

The following table summarizes information concerning our FHLB advances at or for the periods indicated:

	At or For the Years Ended December 31,		
	2022	2021	2020
	(Dollars in thousands)		
FHLB Advances:			
Average balance outstanding during the year	$ 61,593	$100,471	$114,020
Maximum amount outstanding at any month-end during the year	$128,823	$113,580	$121,500
Balance outstanding at end of year	$128,344	$ 85,952	$110,500
Weighted average interest rate at end of year	3.74%	1.85%	1.94%
Average cost of advances during the year	1.74%	1.96%	1.91%
Weighted average maturity (in months)	13	22	27

The Bank enters into agreements under which it sells securities subject to an obligation to repurchase the same or similar securities. Under these arrangements, the Bank may transfer legal control over the assets but still retain effective control through an agreement that both entitles and obligates the Bank to repurchase the assets. As a result, these repurchase agreements are accounted for as collateralized financing agreements (i.e., secured borrowings) and not as a sale and subsequent repurchase of securities. The obligation to repurchase the securities is reflected as a liability in the Banks's consolidated statements of financial condition, while the securities underlying the repurchase agreements remain in the respective investment securities asset accounts. In other words, there is no offsetting or netting of the investment securities assets with the repurchase agreement liabilities. As of December 31, 2022, securities sold under agreements to repurchase totaled $63.5 million at an average rate of 0.38%. These agreements mature on a daily basis. The market value of securities pledged totaled $64.4 million as of December 31, 2022 and included $33.3 million of federal agency debt, $19.2 million of U.S. Treasuries and $11.9 million of federal agency mortgage-backed securities. As of December 31, 2021, securities sold under agreements to repurchase totaled $52.0 million at an average rate of 0.10%. The market value of securities pledged totaled $53.2 million as of December 31, 2021 and included $25.9 million of federal agency mortgage-backed securities, $13.3 million of federal agency debt, $9.8 million of SBA pool, and $4.2 million of federal agency CMO.

We participate in and have previously been an "Allocatee" of the New Markets Tax Credit Program of the U.S. Department of the Treasury's Community Development Financial Institutions Fund. In connection with the New Market Tax Credit activities of the Bank, CFC 45 is a partnership whose members include CFNMA and City First New Markets Fund II, LLC. In December 2015, a national brokerage firm made a $14.0 million non-recourse loan to CFC 45, whereby CFC 45 was the beneficiary of the loan from the brokerage firm and passed the proceeds from that loan through to a Qualified Active Low-Income Community Business ("QALICB"). The loan to the QALICB is secured by a Leasehold Deed of Trust from which the funds for repayment of the loan will be derived. Debt service payments received by CFC 45 from the QALICB are passed through to the brokerage firm, less a servicing fee which is retained by CFC 45. The financial statements of CFC 45 are consolidated with those of the Bank and the Company.

On March 17, 2004, we issued $6.0 million of Floating Rate Junior Subordinated Debentures (the "Debentures") in a private placement to a trust that was capitalized to purchase subordinated debt and preferred stock of multiple community banks. Interest on the Debentures is payable quarterly at a rate per annum equal to the 3-Month LIBOR plus 2.54%. On October 16, 2014, we made payments of $900 thousand of principal on the Debentures, executed a Supplemental Indenture for the Debentures that extended the maturity of the Debentures to March 17, 2024, and modified the payment terms of the remaining $5.1 million principal amount thereof. The modified terms of the Debentures required quarterly payments of interest only through March 2019 at the original rate of 3-Month LIBOR plus 2.54%. Starting in June 2019, the Company was required to begin to make quarterly payments of equal amounts of principal, plus interest, until the Debentures are fully amortized on March 17, 2024. In September of 2021, we redeemed the remaining amounts outstanding under the Debentures for $3.3 million.

Market Area and Competition

The Bank is a Community Development Financial Institution ("CDFI") and a certified B Corp, offering a variety of financial services to meet the needs of the communities it serves. Our retail banking network includes full service banking offices, automated teller machines and internet banking capabilities that are available using our website at www.ciytfirstbank.com. We have three banking offices as of December 31, 2022: two in California (in Los Angeles and in the nearby City of Inglewood) and one in Washington, D.C.

Both the Washington, D.C. and the Los Angeles metropolitan areas are highly competitive banking markets for making loans and attracting deposits. Although our offices are primarily located in low-to-moderate income communities that have historically been under-served by other financial institutions, we face significant competition for deposits and loans in our immediate market areas, including direct competition from mortgage banking companies, commercial banks and savings and loan associations. Most of these financial institutions are significantly larger than we are and have greater financial resources, and many have a regional, statewide, or national presence.

Human Capital Management

Human Capital

We are a unified, commercial CDFI with a focused vision, mission, and strategy that equitably drives economic, social, and environmental justice for our clients and communities in which we work making them better places to be. We believe that employees are one of our most important resources and in order to fulfill future and sustainable growth, our key objectives include attracting, selecting, retaining, and developing top talent in the marketplace that closely align our employees' personal values with the organization's values. As such, our culture is defined by our Shared Values principles: "Clients and Communities First"; "We Think Big"; "We Model Excellence"; and "ONE City First."

City First's Shared Values principles are derived from critical beliefs and ingrained principles that guide the organization's actions, behaviors, and culture towards our primary objectives. Our Shared Values mean that we stand for something in how we view each other, the world, and our place of service in it. With these values centered in all that we do, we work collaboratively with mission-aligned customers looking to make an impact in under-resourced communities through affordable housing, charter schools, community health centers, nonprofits, and small to medium-sized businesses. Our employees behave in a manner that is consistent with these beliefs.

While the Board of Directors oversees the strategic management of our human capital management, our internal Human Resources team drives the day-to-day management of our human capital operations and strategy.

As of December 31, 2022, we employed 83 full-time and one part-time employee. Our employees are primarily located in Los Angeles, California and Washington, D.C. in our corporate offices, branches, and operating facilities. We also employ several remote workers who are in various locations throughout the U.S.

Compensation and Benefits

Our market competitive total employee compensation (salaries, bonuses and all benefits and rewards) is a critical tool enabling us to attract and retain talented people. In addition to base compensation, these programs include commission-based incentives, corporate incentive compensation plans, restricted stock awards, a 401(k) Plan with an employer matching contribution, an employee stock ownership plan, healthcare, and insurance benefits including telehealth connection services, health savings accounts, employee assistance program, will prep services, college tuition benefit programs, and vacation/sick/family leave.

Our methodology is to provide pay levels and pay opportunities that are internally fair, cost-effective, and externally competitive to market-based salaries. To determine competitive market compensation levels, we use market surveys and economic research to benchmark our positions utilizing salary and compensation data of companies with similar positions, asset size and geographical locations. We annually review our salary structures and grade ranges to keep pace with changes in the marketplace. With the support of third-party experts in this field and within the banking industry, we conduct regular job evaluations to meet changing business needs or when the scope of existing positions or organizational changes occur. Our standard pay practices are designed to ensure that we honor and adhere to pay equity analysis.

Diversity, Equity, and Inclusion

Our legacy and history matter at City First. We are proud of our expanded 75-year history with the merger with Broadway Federal. Our founders in Los Angeles and Washington, D.C. were local leaders who saw a need in the community for a bank that addressed the lack of access to capital for historically excluded and disinvested urban majority minority communities.

Our Merger formed one of the largest Black-led Minority Depository Institutions ("MDI") in the nation in the midst of a national reawakening to the systemic racial and economic disparities persisting and growing in our society. The Merger maintains the legacy of the constituent and honors the legacy of African American-led MDI's across the country that were founded to address the unmet financing needs of the community. Our intent, purpose, and execution are grounded in our 75-year history of deep commitment to economic justice through the targeted provision of capital for historically excluded and disinvested urban majority minority communities.

Our ownership, responsibility, and commitment to diversity, equity, and inclusion is reflected in the composition of our workforce, executive leadership team, and board of directors. As of December 31, 2022, more than 80% of the Company's employees self-identified as minority, approximately 64% of our employees were women, and other diverse groups such as veterans and people with disabilities were also represented.

Workforce Training and Development

We align our talent strategy with our business strategy to provide guidance on the proper mix of skills, emerging talent and business needs or issues. This investment to allow employees to learn, grow, and be fulfilled in their work stems from our development of providing a multi-dimensional approach to curriculum design and competency-based learning centered around culture and technical skills. Learning and development play a critical and strategic role as we prepare our organization for the future by recognizing continuous needs to upskill or reskill in order to scale our business.

Our employees receive continuing education courses relevant to their respective roles within the organization, as well as access to on-demand learning solutions to enhance leadership capabilities, advance communications skills and techniques, college credit courses, seminars, and training deeply embedded in cultural dynamics and awareness. To support employees who wish to continue their development and education, we provide reimbursement to employees who seek development to upskill or reskill while employed at the company.

Regulation

General

City First and Broadway Financial Corporation are subject to comprehensive regulation and supervision by several different federal agencies. City First is regulated by the OCC as its primary federal regulator. The Bank's deposits generally are insured up to a maximum of $250,000 per account; the Bank also is regulated by the FDIC as its deposit insurer. The Bank is a member of the Federal Reserve System and is subject to certain regulations of the FRB, including, for example, regulations concerning reserves required to be maintained against deposits and regulations governing transactions with affiliates, Broadway Financial Corporation is regulated, examined, and supervised by the FRB and the Federal Reserve Bank of Richmond ("FRBR") and is also required to file certain reports and otherwise comply with the rules and regulations of the SEC under the federal securities laws. The Bank also is subject to consumer protection regulations promulgated by the Consumer Financial Protection Bureau ("CFPB").

The OCC regulates and examines the Bank's business activities, including, among other things, capital standards, investment authority and permissible activities, deposit taking and borrowing authority, mergers and other business combination transactions, establishment of branch offices, and the structure and permissible activities of any subsidiaries of the Bank. The OCC has primary enforcement responsibility over national banks and has substantial discretion to impose enforcement actions on an institution that fails to comply with applicable regulatory requirements, including capital requirements, or that engages in practices that examiners determine to be unsafe or unsound. In addition, the FDIC has "back-up" enforcement authority that enables it to recommend enforcement action to the OCC with respect to a national bank and, if the recommended action is not taken by the OCC, to take such action under certain circumstances. In certain cases, the OCC has the authority to refer matters relating to federal fair lending laws to the U.S. Department of Justice ("DOJ") or the U.S. Department of Housing and Urban Development ("HUD") if the OCC determines violations of the fair lending laws may have occurred.

Changes in applicable laws or the regulations of the OCC, the FDIC, the FRB, the CFPB, or other regulatory authorities, or changes in interpretations of such regulations or in agency policies or priorities, could have a material adverse impact on the Bank and our Company, our operations, and the value of our debt and equity securities. We and our stock are also subject to rules issued by The Nasdaq Stock Market LLC ("Nasdaq"), the stock exchange on which our voting common stock is traded. Failure to conform to Nasdaq's rules could have an adverse impact on us and the value of our equity securities.

The following paragraphs summarize certain laws and regulations that apply to the Company and the Bank. These descriptions of statutes and regulations and their possible effects do not purport to be complete descriptions of all the provisions of those statutes and regulations and their possible effects on us, nor do they purport to identify every statute and regulation that applies to us. In addition, the statutes and regulations that apply to the Company and the Bank are subject to change, which can affect the scope and cost of their compliance obligations.

Dodd-Frank Wall Street Reform and Consumer Protection Act

In July 2010, the Dodd-Frank Wall Street Reform and Consumer Protection Act (the "Dodd-Frank Act") was signed into law. The Dodd-Frank Act is intended to address perceived weaknesses in the U.S. financial regulatory system and prevent future economic and financial crises.

The Dodd-Frank Act established increased compliance obligations across a number of areas in the banking business. In particular, pursuant to the Dodd-Frank Act, the federal banking agencies (comprising the FRB, the OCC, and the FDIC) substantially revised their consolidated and bank-level risk-based and leverage capital requirements applicable to insured depository institutions, depository institution holding companies and certain non-bank financial companies. Under an existing FRB policy statement, bank holding companies with less than $3 billion in total consolidated assets are not subject to consolidated capital requirements provided they satisfy the conditions in the policy statement. The Dodd-Frank Act requires bank holding companies to serve as a source of financial strength for any subsidiary of the holding company that is a depository institution by providing financial assistance in the event of the financial distress of the depository institution.

The Dodd-Frank Act also established the CFPB. The CFPB has broad rule-making authority for a wide range of consumer protection laws that apply to banks and savings institutions of all sizes, including the authority to prohibit "unfair, deceptive or abusive" acts and practices. At times during the past several years, the CFPB has been active in bringing enforcement actions against banks and nonbank financial institutions to enforce federal consumer financial laws and has developed a number of new enforcement theories and applications of these laws. The CFPB's supervisory authority does not generally extend to insured depository institutions, such as the Bank, that have less than $10 billion in assets. The federal banking agencies, however, have authority to examine for compliance, and bring enforcement action for non-compliance, with respect to the CFPB's regulations. State attorneys general and state banking agencies and other state financial regulators also may have authority to enforce applicable consumer laws with respect to institutions over which they have jurisdiction.

Capital Requirements

The Bank's capital requirements are administered by the OCC and involve quantitative measures of assets, liabilities, and certain off-balance sheet items calculated in accordance with regulations promulgated by the OCC jointly with the FRB and the FDIC. Capital amounts and classifications are also subject to qualitative judgments by the OCC. Failure to meet capital requirements can result in supervisory or, potentially, enforcement action.

To implement the Economic Growth, Regulatory Relief, and Consumer Protection Act, the federal banking agencies have developed a "Community Bank Leverage Ratio" ("CBLR") (the ratio of a bank's tier 1 capital to average total consolidated assets) for financial institutions with assets of less than $10 billion. A "qualifying community bank" that exceeds this ratio will be deemed to be in compliance with all other capital and leverage requirements, including the capital requirements to be considered "well capitalized" under Prompt Corrective Action statutes. The federal banking agencies have set the Community Bank Leverage Ratio at 9%. The Coronavirus Aid Relief and Economic Security Act temporarily lowered this ratio to 8% as of September 30, 2020. The ratio then rose to 8.5% at the end of 2021 and reestablished at 9% on January 1, 2022.

City First elected to adopt the CBLR option on April 1, 2020 as reflected in its September 30, 2020 Call Report. Its CBLR as of December 31, 2022 and 2021 is shown in the table below.

	Actual		Minimum Required to be Well Capitalized Under Prompt Corrective Action Provisions	
	Amount	Ratio	Amount	Ratio
	(Dollars in thousands)			
December 31, 2022:				
Community Bank Leverage Ratio...............................	**$181,304**	**15.75%**	**$103,591**	**9.00%**
December 31, 2021:				
Community Bank Leverage Ratio...............................	**$ 98,590**	**9.32%**	**$ 89,871**	**8.50%**

At December 31, 2022, the Company and the Bank met all the capital adequacy requirements to which they were subject. In addition, the Bank was "well capitalized" under the regulatory framework for prompt corrective action. Management believes that no conditions or events have occurred that would materially adversely change the Bank's capital classifications. From time to time, we may need to raise additional capital to support the Bank's further growth and to maintain the "well capitalized" status.

Deposit Insurance

The FDIC is an independent federal agency that insures deposits of federally insured banks, including national banks, up to prescribed statutory limits for each depositor. Pursuant to the Dodd-Frank Act, the maximum deposit insurance amount has been permanently increased to $250,000 per depositor, per ownership category.

The FDIC charges an annual assessment for the insurance of deposits based on the risk a particular institution poses to the FDIC's Deposit Insurance Fund ("DIF"). The Bank's DIF assessment is calculated by multiplying its assessment rate by the assessment base, which is defined as the average consolidated total assets less the average tangible equity of the Bank. The initial base assessment rate is based on an institution's capital level, and capital adequacy, asset quality, management, earnings, liquidity, and sensitivity ("CAMELS") ratings, certain financial measures to assess an institution's ability to withstand asset related stress and funding related stress, and in some cases, additional discretionary adjustments by the FDIC to reflect additional risk factors.

The FDIC's overall premium rate structure is subject to change from time to time to reflect its actual and anticipated loss experience. The financial crisis that began in 2008 resulted in substantially higher levels of bank failures than had occurred in the immediately preceding years. These failures dramatically increased the resolution costs incurred by the FDIC and substantially reduced the available amount of the DIF.

Consistent with the requirements of the Dodd-Frank Act, the FDIC adopted its most recent DIF restoration plan in September 2020; that plan is designed to enable the FDIC to achieve the statutorily required reserve ratio of 1.35% by September 30, 2028. The FDIC Board has set the designated reserve ratio for each of the years 2021 and 2022 at 2%. The statute provides that in setting the amount of assessments necessary to meet the designated reserve ratio requirement, the FDIC is required to offset the effect of this provision on insured depository institutions with total consolidated assets of less than $10 billion, so that more of the cost of raising the reserve ratio will be borne by institutions with more than $10 billion in assets. Accordingly, the FDIC has provided assessment credits to insured depository institutions, like the Bank, with total consolidated assets of less than $10 billion for the portion of their regular assessments that contribute to growth in the reserve ratio between 1.15% and 1.35%. The FDIC has applied the credits each quarter that the reserve ratio was at least 1.38% to offset the regular deposit insurance assessments of institutions with credits. The Bank did not receive any assessment credits during 2022. During 2021, the Bank received two assessment credits totaling $49 thousand.

Although it rarely does so, the FDIC has the authority to terminate a depository institution's deposit insurance upon a finding that the institution's financial condition is unsafe or unsound or that the institution has engaged in unsafe or unsound practices that pose a risk to the DIF or that may prejudice the interest of a bank's depositors.

Guidance on Commercial Real Estate Lending

In December 2015, the federal banking agencies released a statement titled "Statement on Prudent Risk Management for Commercial Real Estate Lending" (the "CRE Statement"). The CRE Statement expresses the banking agencies' concerns with banking institutions that ease their commercial real estate underwriting standards, directs financial institutions to maintain underwriting discipline and exercise risk management practices to identify, measure and monitor lending risks, and indicates that the agencies will continue to pay special attention to commercial real estate lending activities and concentrations going forward. The banking agencies previously issued guidance titled "Prudent Commercial Real Estate Loan Workouts" which provides guidance for financial institutions that are working with commercial real estate ("CRE") borrowers who are experiencing diminished operating cash flows, depreciated collateral values, or prolonged delays in selling or renting commercial properties and details risk-management practices for loan workouts that support prudent and pragmatic credit and business decision-making within the framework of financial accuracy, transparency, and timely loss recognition. The banking agencies had also issued previous guidance titled "Interagency Guidance on Concentrations in Commercial Real Estate" stating that a banking institution will be considered to be potentially exposed to significant CRE concentration risk, and should employ enhanced risk management practices, if total CRE loans represent 300% or more of its total capital and the outstanding balance of the institution's CRE loan portfolio has increased by 50% or more during the preceding 36 months.

In October 2009, the federal banking agencies adopted a policy statement supporting workouts of CRE loans, which is referred to as the "CRE Policy Statement." The CRE Policy Statement provides guidance for examiners, and for financial institutions that are working with CRE borrowers who are experiencing diminished operating cash flows, depreciated collateral values, or prolonged delays in selling or renting commercial properties. The CRE Policy Statement details risk-management practices for loan workouts that support prudent and pragmatic credit and business decision-making within the framework of financial accuracy, transparency, and timely loss recognition. The CRE Policy Statement states that financial institutions that implement prudent loan workout arrangements after performing comprehensive reviews of the financial condition of borrowers will not be subject to criticism for engaging in these efforts, even if the restructured loans have weaknesses that result in adverse credit classifications. In addition, performing loans, including those renewed or restructured on reasonable modified terms, made to creditworthy borrowers, will not be subject to adverse classification solely because the value of the underlying collateral declined. The CRE Policy Statement reiterates existing guidance that examiners are expected to take a balanced approach in assessing an institution's risk-management practices for loan workout activities.

In October 2018, the OCC provided Broadway Federal with a letter of "no supervisory objection" permitting it to increase the non-multifamily commercial real estate loan concentration limit to 100% of Tier 1 Capital plus ALLL, including a sublimit of 50% for land/construction loans, which brought the total CRE loan concentration limit to 600% of Tier 1 Capital plus ALLL.

Loans to One Borrower

The Bank is in compliance with the statutory and regulatory limits applicable to loans to any one borrower. As of December 31, 2022, the lending limit for City First is $29.0 million. At December 31, 2022, our largest loan to a single borrower was $15.7 million; that loan was performing in accordance with its terms and was otherwise in compliance with regulatory requirements.

Community Reinvestment Act and Fair Lending

The Community Reinvestment Act, as implemented by OCC regulations ("CRA"), requires each national bank to make efforts to meet the credit needs of the communities it serves, including low- and moderate-income neighborhoods. The CRA requires the OCC to assess an institution's performance in meeting the credit needs of its communities as part of its examination of the institution, and to take such assessments into consideration in reviewing applications for mergers, acquisitions, and other transactions. An unsatisfactory CRA rating may be the basis for denying an application. Community groups have successfully protested applications on CRA grounds. In connection with the assessment of a savings institution's CRA performance, the OCC assigns ratings of "outstanding," "satisfactory," "needs to improve" or "substantial noncompliance." The Company's CRA performance was rated by the OCC as "outstanding" in their most recent CRA examination which was completed in 2022.

The Bank is also subject to federal fair lending laws, including the Equal Credit Opportunity Act ("ECOA") and the Federal Housing Act ("FHA"), which prohibit discrimination in credit and residential real estate transactions on prohibited bases, including race, color, national origin, gender, and religion, among others. A lender may be liable under one or both acts in the event of overt discrimination, disparate treatment, or a disparate impact on a prohibited basis. The compliance of national banks with these acts is primarily supervised and enforced by the OCC. If the OCC determines that a lender has engaged in a pattern or practice of discrimination in violation of ECOA, the OCC refers the matter to the DOJ. Similarly, HUD is notified of violations of the FHA.

The USA Patriot Act, Bank Secrecy Act ("BSA"), and Anti-Money Laundering ("AML") Requirements

The USA PATRIOT Act was enacted after September 11, 2001 to provide the federal government with powers to prevent, detect, and prosecute terrorism and international money laundering, and has resulted in the promulgation of several regulations that have a direct impact on savings associations. Financial institutions must have a number of programs in place to comply with this law, including: (i) a program to manage BSA/AML risk; (ii) a customer identification program designed to determine the true identity of customers, document and verify the information, and determine whether the customer appears on any federal government list of known or suspected terrorists or terrorist organizations; and (iii) a program for monitoring for the timely detection and reporting of suspicious activity and reportable transactions. Failure to comply with these requirements may result in regulatory action, including the issuance of cease and desist orders, impositions of civil money penalties and adverse changes in an institution's regulatory ratings, which could adversely affect its ability to obtain regulatory approvals for business combinations or other desired business objectives.

Privacy Protection

City First is subject to OCC regulations implementing the privacy protection provisions of federal law. These regulations require the Bank to disclose its privacy policy, including identifying with whom it shares "nonpublic personal information," to customers at the time of establishing the customer relationship and annually thereafter. The regulations also require City First to provide its customers with initial and annual notices that accurately reflect its privacy policies and practices. In addition, to the extent its sharing of such information is not covered by an exception, the Bank is required to provide its customers with the ability to "opt-out" of having City First share their nonpublic personal information with unaffiliated third parties.

City First is also subject to regulatory guidelines establishing standards for safeguarding customer information. The guidelines describe the agencies' expectations for the creation, implementation, and maintenance of an information security program, which would include administrative, technical, and physical safeguards appropriate to the size and complexity of the institution and the nature and scope of its activities. The standards set forth in the guidelines are intended to ensure the security and confidentiality of customer records and information, protect against any anticipated threats or hazards to the security or integrity of such records and protect against unauthorized access to or use of such records or information that could result in substantial harm or inconvenience to any customer.

Cybersecurity

In the ordinary course of business, we rely on electronic communications and information systems to conduct our operations and to store sensitive data. We employ an in-depth, layered, defensive approach that leverages people, processes, and technology to manage and maintain cybersecurity controls. We employ a variety of preventative and detective tools to monitor, block, and provide alerts regarding suspicious activity, as well as to report on any suspected persistent threats. Notwithstanding the strength of our defensive measures, the threat from cybersecurity attacks is severe, attacks are sophisticated and increasing in volume, and attackers respond rapidly to changes in defensive measures. While to date we have not experienced a significant compromise, significant data loss or any material financial losses related to cybersecurity attacks, our systems and those of our customers and third-party service providers are under constant threat and it is possible that we could experience a significant event in the future.

The federal banking agencies have adopted guidelines for establishing information security standards and cybersecurity programs for implementing safeguards under the supervision of a banking organization's the board of directors. These guidelines, along with related regulatory materials, increasingly focus on risk management, processes related to information technology and operational resiliency, and the use of third parties in the provision of financial services.

Risks and exposures related to cybersecurity attacks are expected to remain high for the foreseeable future due to the rapidly evolving nature and sophistication of these threats, as well as due to the expanding use of internet banking, mobile banking and other technology-based products and services by us and our customers.

Bank Holding Company Regulation

As a bank holding company, we are subject to the supervision, regulation, and examination of the FRB and the FRBR. In addition, the FRB has enforcement authority over the Company. Applicable statutes and regulations administered by the FRB place certain restrictions on our activities and investments. Among other things, we are generally prohibited, either directly or indirectly, from acquiring more than 5% of the voting shares of any depository or depository holding company that is not a subsidiary of the Company.

The Change in Bank Control Act prohibits a person, acting directly or indirectly or in concert with one or more persons, from acquiring control of a bank holding company unless the FRB has been given 60 days prior written notice of such proposed acquisition and within that time period the FRB has not issued a notice disapproving the proposed acquisition or extending for up to another 30 days the period during which a disapproval may be issued. The term "control" is defined for this purpose to include ownership or control of, or holding with power to vote, 25% or more of any class of a bank holding company's voting securities. Under a rebuttable presumption contained in the regulations of the FRB, ownership or control of, or holding with power to vote, 10% or more of any class of voting securities of a bank company will be deemed control for purposes of the Change in Bank Control Act if the institution (i) has registered securities under Section 12 of the Exchange Act, or (ii) no person will own, control, or have the power to vote a greater percentage of that class of voting securities immediately after the transaction. In addition, any company acting directly or indirectly or in concert with one or more persons or through one or more subsidiaries would be required to obtain the approval of the FRB under the Bank Holding Company Act of 1956, as amended, before acquiring control of a bank holding company. For this purpose, a company is deemed to have control of a bank holding company if the company (i) owns, controls, holds with power to vote, or holds proxies representing, 25% or more of any class of voting shares of the holding company, (ii) contributes more than 25% of the holding company's capital, (iii) controls in any manner the election of a majority of the holding company's directors, or (iv) directly or indirectly exercises a controlling influence over the management or policies of the national bank or other company. The FRB may also determine, based on the relevant facts and circumstances, that a company has otherwise acquired control of a bank holding company.

Restrictions on Dividends and Other Capital Distributions

In general, the prompt corrective action regulations prohibit a national bank from declaring any dividends, making any other capital distribution, or paying a management fee to a controlling person, such as its parent holding company, if, following the distribution or payment, the institution would be within any of the three undercapitalized categories set out in the regulations. In addition to the prompt corrective action restriction on paying dividends, OCC regulations limit certain ''capital distributions'' by national banks. Capital distributions are defined to include, among other things, dividends and payments for stock repurchases and payments of cash to stockholders in mergers.

Under the OCC capital distribution regulations, a national bank that is a subsidiary of a bank holding company must notify the OCC at least 30 days prior to the declaration of any capital distribution by its national bank subsidiary. The 30-day period provides the OCC an opportunity to object to the proposed dividend if it believes that the dividend would not be advisable.

An application to the OCC for approval to pay a dividend is required if: (i) the total of all capital distributions made during that calendar year (including the proposed distribution) exceeds the sum of the institution's year-to-date net income and its retained income for the preceding two years; (ii) the institution is not entitled under OCC regulations to ''expedited treatment'' (which is generally available to institutions the OCC regards as well run and adequately capitalized); (iii) the institution would not be at least ''adequately capitalized'' following the proposed capital distribution; or (iv) the distribution would violate an applicable statute, regulation, agreement, or condition imposed on the institution by the OCC.

The Bank's ability to pay dividends to the Company is also subject to a restriction if the Bank's regulatory capital would be reduced below the amount required for the liquidation account established in connection with the conversion of the Bank from the mutual to the stock form of organization.

See Item 5, ''Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities'' for a further description of dividend and other capital distribution limitations to which the Company and the Bank are subject.

Tax Matters

Federal Income Taxes

We report our income on a calendar year basis using the accrual method of accounting and are subject to federal income taxation in the same manner as other corporations. See Note 16 ''Income Taxes'' of the Notes to Consolidated Financial Statements for a further description of tax matters applicable to our business.

California Taxes

As a bank holding company filing California franchise tax returns on a combined basis with its subsidiaries, the Company is subject to California franchise tax at the rate applicable to ''financial corporations.'' The applicable statutory tax rate is 10.84%.

Washington, D.C. Taxes

As a bank holding company filing Washington, D.C. franchise tax returns on a combined basis with its subsidiaries, the Company is subject to Washington, D.C. franchise tax at the rate applicable to ''financial corporations.'' The applicable statutory tax rate is 8.25%.

ITEM 1A. RISK FACTORS

We are exposed to a variety of risks, some of which are inherent to the financial services industry and others of which are more specific to our businesses. The discussion below addresses material factors, of which we are currently aware, that could have a material and adverse effect on our businesses, results of operations, and financial condition. These risk factors and other forward-looking statements that relate to future events, expectations, trends and operating periods involve certain factors that are subject to change, and important risks and uncertainties that could cause actual results to differ materially. These risks and uncertainties should not be considered a complete discussion of all the risks and uncertainties that we might face. Although the risks are organized by headings and each risk is discussed separately, many are interrelated.

<u>Risks Relating to Our Business</u>

The macroeconomic environment could pose significant challenges for the Company and could adversely affect our financial condition and results of operations.

Inflation poses risk to the economy overall and could indirectly pose challenges to our clients and to our business. Elevated inflation can impact our business customers through loss of purchasing power for their customers, leading to lower sales. Rising inflation can also increase input and inventory costs for our customers, forcing them to raise their prices or lower their profitability. Supply chain disruption, also leading to inflation, can delay our customers' shipping ability, or timing on receiving inputs for their production or inventory. Inflation can lead to higher wages for our commercial customers, increasing costs. All of these inflationary risks for our commercial customer base can be financially detrimental, leading to increased likelihood that the customer may default on a loan.

In addition, sustained inflationary pressure has led the Federal Reserve to raise interest rates several times during 2022, which increases our interest rate risk. The failure of three regional banks in March 2023 and the resultant negative outlook on the banking sector has created concern regarding the exposure of banks to interest rate risk, and the exposure of banks to unrecognized investment losses due to investments classified as ''held to maturity'' on the balance sheet. Also, analysts have been monitoring the level of uninsured deposits in banks due to the liquidity risk associated with high levels of uninsured deposits. To the extent such conditions exist or worsen, we could experience adverse effects on our business, financial condition, and results of operations.

Additionally, financial markets may be adversely affected by the current or anticipated impact of military conflict, including hostilities between Russia and Ukraine, terrorism, or other geopolitical events.

Our future success will depend on our ability to compete effectively in the highly competitive financial services industry in the greater Washington, D.C. and Los Angeles metropolitan areas.

We face strong competition in the Washington, D.C. metropolitan area and the Southern California Market. We compete with many different types of financial institutions, including commercial banks, credit unions, savings and loan associations, mortgage banking firms, consumer finance companies, insurance companies, and money market funds, as well as other local and community, super-regional, national, and international financial institutions that operate offices in our primary market areas and elsewhere. Our future growth and success will depend on our ability to compete effectively in this highly competitive financial services environment. Many of our competitors in the greater Washington, D.C. and Los Angeles metropolitan areas are well-established, larger financial institutions that have greater name recognition and market presence that benefit them in attracting business. Failure to compete effectively and to attract new or to retain existing clients may have an adverse effect on our financial condition, results of operations, assets, or business.

A downturn in the real estate market could seriously impair our loan portfolio and operating results.

Most of our loan portfolio consists of loans secured by various types of real estate located in Southern California and in Washington, D.C., and surrounding areas. If economic factors cause real estate values in the markets we serve to decline, higher vacancies to occur, or the deterioration of other factors, including, for example, as a result of the COVID-19 pandemic, then the financial condition of the Bank's borrowers could be harmed, and the collateral for loans will provide less security. In addition, a decline in real estate values in the regions served could result in the Bank experiencing increases in loan delinquencies and defaults, which result in increases in the amounts of nonperforming assets and which would likely cause the Bank to suffer losses.

Our allowance for loan losses may not be adequate to cover actual loan losses.

The Bank seeks to limit the risk that borrowers will fail to repay loans by carefully underwriting the loans made. Losses nevertheless occur from time to time. The Bank has established allowances for estimated loan losses in its accounting records through loss provisions which are recorded as expenses that reduce income. The Bank has based decisions on the amount of these loss provisions and allowances that are prudent from time to time on estimates of the following factors, among others:

- historical experience with its loans;

- evaluation of current economic conditions;

- reviews of the quality, mix and size of the overall loan portfolio;

- reviews of loan delinquencies, including trends in such delinquencies; and

- the quality of the collateral underlying loans, based in part on independent appraisals by third parties.

If the Bank's actual loan losses exceed the amount that has been allocated for estimated probable losses, our net income and financial condition could be materially and adversely affected. Evaluation of many of the factors that are relevant to the determination of the appropriate levels of loss provisions and allowances is an inherently subjective process, and our conclusions are subject to review by our regulators in the course of regular periodic and special examinations of the Bank. The regulatory examiners may make different judgments on such matters based on the information available to them at the times of their examinations and may require that we increase the amounts of loss provisions and allowances.

In addition, in June 2016, the Financial Accounting Standards Board ("FASB") issued a new accounting standard that will replace the current historical approach under GAAP for establishing the allowance for loan losses, which generally considers only past events and current conditions. This new standard, referred to as Current Expected Credit Loss ("CECL"), requires financial institutions to project a loan's lifetime losses at origination, as opposed to the current framework which allows adjustments to the provision for loan and lease losses when losses are assessed as probable in an existing loan. Under ASU 2016-13, available-for-sale debt securities are evaluated for impairment if fair value is less than amortized cost, with any estimated credit losses recorded through a credit loss expense and an allowance, rather than a write-down of the investment. Changes in fair value that are not credit-related will continue to be recorded in other comprehensive income. On November 15, 2019, FASB issued a new accounting standard, which delayed the effective date of CECL for small banking institutions to interim periods and fiscal years beginning after December 15, 2022. The new standard is expected to result generally in increases to loan loss allowance levels and requires the application of the revised methodology to existing financial assets through a one-time adjustment to retained earnings on January 1, 2023. The Company is currently finalizing its CECL implementation by validating the data in the model, preparing supporting documentation, and developing policies and procedures during the first quarter of 2023.

Changes in interest rates affect profitability.

Changes in prevailing interest rates adversely affect our business. We derive income mainly from the difference or "spread" between the interest earned on loans, securities and other interest-earning assets, and interest paid on deposits, borrowings and other interest-bearing liabilities. In general, the wider the spread, the more we will earn. When market rates of interest change, the interest the Bank receives on assets and the interest paid on liabilities will fluctuate. In addition, the timing and rate of change in the interest that the Bank earns on assets do not necessarily match the timing and rate of change in the interest that it must pay on deposits and other interest-bearing liabilities, even though most of the loans have adjustable rate features. This causes increases or decreases in the spread and can greatly affect income. Also, the carrying value of our available-for-sale investment portfolio will continue to decrease due to increases in interest rates. In addition, interest rate fluctuations can affect how much money the Bank may be able to lend and its ability to attract and retain customer deposits, which are an important source of funds for making and holding loans.

Changes in governmental regulation may impair operations or restrict growth.

We are subject to substantial governmental supervision and regulation, which are intended primarily for the protection of depositors rather than our stockholders. Statutes and regulations affecting our business may be changed at any time, and the interpretation of existing statutes and regulations by examining authorities may also change.

Within the last several years, Congress and the federal bank regulatory authorities have made significant changes to these statutes and regulations. There can be no assurance that such changes to the statutes and regulations or in their interpretation will not adversely affect our business. We are also subject to changes in other federal and state laws, including changes in tax laws, which could materially affect the banking industry. If we fail to comply with federal bank regulations, our regulators may limit our activities or growth, assess civil money penalties against us or place the Bank into conservatorship or receivership. Bank regulations can hinder our ability to compete with financial services companies that are not regulated or are less regulated.

Negative public opinion regarding us or the failure to maintain our reputation in the communities we serve could adversely affect our business and prevent us from growing our business.

Our reputation within the communities we serve is critical to our success. We believe we have built strong personal and professional relationships with our customers and are an active member of the communities we serve. If our reputation is negatively affected, including as a result of actions of our employees or otherwise, we may be less successful in attracting new customers or talent or may lose existing customers, and our business, financial condition and earnings could be adversely affected.

We may not be successful in retaining key employees.

Our success will depend in part on its ability to retain the talents and dedication of key employees. If key employees terminate their employment, our business activities may be adversely affected and management's attention may be diverted from successfully integrating operating our business to hiring suitable replacements, which may cause our business to suffer. In addition, we may not be able to locate or retain suitable replacements in a timely manner if at all for any key employees who leave the Company.

We may not be successful in seeking future awards under the United States Department of the Treasury CDFI Fund's New Markets Tax Credit ("NMTC") program or such program may not receive Congressional support in the future.

We may not be able to obtain new NMTC awards due to unsuccessful applications, inability to meet program requirements, or failure of Congress to further extend the program. Federal government agencies periodically determine NMTC award recipients through a nationwide application process that is highly competitive. Although we have received prior NMTC awards, we may not be successful in future NMTC applications, or may not meet the qualifications to apply for NMTC awards, and may not be able to successfully expand our current NMTC lending program into the Southern California market. The NMTC program relies on Congressional extension of the program; in 2020, the program was extended through 2025. If the NMTC program requirements change so we are unable to qualify, or the program does not receive Congressional support after 2025, we will no longer be able to continue our participation in the NMTC program. Failure to obtain new NMTC awards may have an adverse effect on our financial condition, results of operations, assets or business.

If we were to lose our status as a CDFI, our ability to obtain grants and awards as a CDFI similar to those received in the past may be lost.

The Bank and the Company are certified as CDFIs by the United States Department of the Treasury. CDFI status increases a financial institution's potential for receiving grants and awards that, in turn, enable the financial institution to increase the level of community development financial services that it provides to communities. Broadway Federal Bank received over $3 million in Bank Enterprise Awards from the CDFI Fund over the last ten years. We reinvest the proceeds from CDFI-related grants and awards back into the communities we serve. While we believe we will be able to meet the certification criteria required to continue our CDFI status, there is no certainty that we will be able to do so. If we do not meet one or more of the criteria, the CDFI Fund, in its sole discretion, may provide an opportunity for us to cure deficiencies prior to issuing a notice of termination of certification. A loss of CDFI status, and the resulting inability to obtain certain grants and awards received in the past, could have an adverse effect on our financial condition, results of operations or business.

Systems failures, interruptions and cybersecurity breaches in our information technology and telecommunications systems and of third-party service providers could have a material adverse effect on us.

Our business is dependent on the successful and uninterrupted functioning of our information technology and telecommunications systems and the systems of its third-party service providers. The failure of these systems, or the termination of a third-party software license or service agreement on which any of these systems is based, could interrupt our operations. Because our information technology and telecommunications systems interface with and depend on third-party systems, we could experience service denials if demand for such services exceeds capacity, or such third-party systems fail or experience interruptions. If significant, sustained, or repeated, a system failure or service denial could compromise our ability to operate effectively, damage our reputation, result in a loss of customer business, and/or subject us to additional regulatory scrutiny and possible financial liability, any of which could have a material adverse effect on our business, financial condition and results of operations.

Our information technology systems and of our third-party service providers may be vulnerable to unauthorized access, computer viruses, phishing schemes and other security breaches. We likely will expend additional resources to protect against the threat of such security breaches and computer viruses, or to alleviate problems caused by such security breaches or viruses. However, there can be no certainty that these measures will be sufficient in safeguarding against any such threats. Security breaches and viruses potentially exposing sensitive data, including our proprietary business information and that of our customers, suppliers and business partners, as well as personally identifiable information about our customers and employees, could expose us to claims, regulatory scrutiny, litigation costs and other possible liabilities and reputational harm.

The financial services industry is undergoing rapid technological change, and we may not have the resources to effectively implement new technology or may experience operational challenges when implementing new technology.

The financial services industry is undergoing rapid technological changes with frequent introductions of new technology-driven products and services. The effective use of technology increases efficiency and enables financial institutions to reduce costs while increasing customer service and convenience. Our future success will depend, at least in part, upon our ability to address the needs of our customers by using technology to provide products and services that will satisfy customer demands for convenience, as well as create additional efficiencies in our operations as we continue to grow and expand our products and service offerings. We may experience operational challenges as we implement these new technology enhancements or products, which could result in us not fully realizing the anticipated benefits from such new technology or incurring significant costs to remedy any such challenges in a timely manner.

Many of our larger competitors have substantially greater resources to invest in technological improvements. As a result, they may be able to offer additional or superior products compared to those that we are able to provide, which may put us at a competitive disadvantage. Accordingly, we may lose customers seeking new technology-driven products and services to the extent we are unable to provide such products and services.

The markets in which we operate are susceptible to natural disasters, including earthquakes, fires, drought, flooding, and other catastrophic events, any of which could result in a disruption of our operations and increases in loan losses.

A significant portion of our business is generated from markets that have been, and will continue to be, susceptible to damage by earthquakes, fires, drought, major seasonal flooding, and other natural disasters and catastrophic events. In addition, natural disasters and other adverse external events can disrupt our operations, cause widespread property damage, and severely depress the local economies in which we operate. The value of real estate or other collateral that secures our loans could be materially and adversely affected by a disaster, resulting in decreased revenue and loan losses that could have a material adverse effect on our business, financial condition or results of operations. If the economies in our primary markets experience an overall decline as a result of a natural disaster, adverse weather, or other catastrophic event, demand for loans and our other products and services could be reduced. In addition, the rates of delinquencies, foreclosures, bankruptcies, and loan losses may increase substantially, as uninsured property losses or sustained job interruption or loss may materially impair the ability of borrowers to repay their loans.

Risks Relating to the Company Being a Public Benefit Corporation

We cannot provide any assurance that we will achieve our public benefit purposes.

As a public benefit corporation, we are required to seek to produce a public benefit or benefits and to operate in a responsible and sustainable manner, balancing our stockholders' pecuniary interests, the best interests of those materially affected by our conduct, and the public benefit or benefits identified by our certificate of incorporation. There is no assurance that we will achieve our public benefit purposes or that the expected positive impact from being a public benefit corporation will be realized, which could have a material adverse effect on our reputation, which in turn may have a material adverse effect on our financial condition, results of operations, assets, or business. As a public benefit corporation, we are required to report publicly at least biennially on the overall public benefit performance and on the assessment of our success in achieving our specific public benefit purpose. If we are not timely in providing this report or are unable to provide this report, or if the report is not viewed favorably by parties doing business with us or who are regulators or others reviewing its credentials, our reputation and status as a public benefit corporation may be harmed.

As a Delaware public benefit corporation, our focus on specific public benefit purposes and producing a positive effect for society can negatively impact our financial performance.

Unlike traditional corporations, which have a fiduciary duty to focus primarily on maximizing stockholder value, directors of the Company (as a public benefit corporation) have a fiduciary duty to consider not only our stockholders' interests, but also the Company's specific public benefit purposes and the interests of other stakeholder constituencies and to balance those interests in making business decisions. As a result, we take actions that we believe to be in the best interests of those stakeholders materially affected by our specific benefit purposes, even if those actions do not further our stockholder's pecuniary interests. While we intend our status a public benefit corporation to provide an overall net benefit to the Company, our customers, employees, community, and stockholders, it could instead cause us to make decisions and take actions that may not maximize the income generated from our business. Our pursuit of longer-term or non-pecuniary benefits may not materialize within the timeframe we expect or at all. Accordingly, being a public benefit corporation and complying with the related obligations can have an adverse effect on our financial condition, results of operations, assets or business.

Furthermore, as a public benefit corporation, we may be less attractive as a takeover target than a traditional company would be and, therefore, our stockholders' ability to realize their investment through an acquisition may be reduced. Public benefit corporations may also not be attractive targets for activists or hedge fund investors because directors are required to balance our stockholders' pecuniary interests, the best interests of those materially affected by our conduct, and the public benefit or benefits identified by the Company's certificate of incorporation, and stockholders committed to the public benefit can bring a suit to enforce this balancing requirement. Further, because the board of directors of a public benefit corporation considers additional constituencies rather than just maximizing stockholder value, Delaware public benefit corporation law could make it easier for a board to reject a hostile bid, even if the takeover would provide the greatest short-term financial gain to stockholders.

As a Delaware public benefit corporation, the Company's directors have a fiduciary duty to consider not only our stockholders' interests, but also the specific public benefit purposes we have committed to promote and the interests of other stakeholder constituencies. If a conflict between such interests arises, there is no guarantee such conflict would be resolved in favor of the interests of our stockholders.

While directors of traditional corporations are required to make decisions they believe to be in the best interests of their stockholders, directors of a public benefit corporation have a fiduciary duty to consider not only the stockholders' interests, but also the company's specific public benefit purposes and the interests of other stakeholder constituencies. Under Delaware law, directors are shielded from liability for breach of their fiduciary duties if they make informed and disinterested decisions that serve a rational purpose. Unlike traditional corporations which must focus exclusively on stockholder value, as a public benefit corporation, our directors are not merely permitted, but obligated, to consider, in addition to the interests of stockholders, the Company's specific public benefit purposes and the interests of other stakeholder constituencies in making business decisions. In the event of a conflict between the interests of our stockholders and the specific public benefit purposes we have committed to promote and the interests of other stakeholder constituencies, our directors are obligated to balance those interests, and are deemed to have satisfied their fiduciary duties as long as their decisions are informed and disinterested and are not decisions that no person of ordinary, sound judgment would approve. As a result, there is no certainty that a conflict would be resolved in favor of our stockholders, which could have a material adverse effect on our financial condition, results of operations, assets or business.

As a Delaware public benefit corporation, we may be subject to increased derivative litigation concerning our duty to balance stockholder and public benefit interests, the occurrence of which may have an adverse impact on its financial condition and results of operations.

Stockholders of a Delaware public benefit corporation (if they, individually or collectively, own at least two percent of the company's outstanding shares or, in the case of a corporation with shares listed on a national securities exchange, the lesser of such percentage or shares with a market value of at least $2 million as of the date the action is filed) are entitled to file a lawsuit (individual, derivative, or any other type of action) claiming the directors failed to balance stockholder and public benefit interests. This potential claim does not exist for traditional corporations. Therefore, we may be subject to the possibility of increased derivative litigation, which would require the attention of our management, and, as a result, may adversely impact management's ability to effectively execute our strategy. Additionally, such derivative litigation may be costly, which may have an adverse impact on our financial condition, results of operations, assets, or business.

General Risk Factors

The market price of our common stock is volatile. Stockholders may not be able to resell shares of our common stock at times or at prices they find attractive.

The trading price of our common stock has historically and will likely in the future fluctuate significantly as a result of a number of factors, including the following:

- actual or anticipated changes in our operating results and financial condition;

- actions by our stockholders, including sales of common stock by substantial stockholders and/or directors and executive officers, or perceptions that such actions may occur;

- the limited number of shares of our common stock that are held by the general public, commonly called the ''public float,'' and our small market capitalization;

- failure to meet stockholder or market expectations regarding loan and deposit volume, revenue, asset quality or earnings;

- failure to meet Nasdaq listing requirements, including failure to satisfy the $1.00 minimum closing bid price requirement;

- speculation in the press or the investment community relating to the Company or the financial services industry generally;

- fluctuations in the stock price and operating results of our competitors;

- proposed or adopted regulatory changes or developments;

- investigations, proceedings, or litigation that involve or affect us;

- the performance of the national, California and Washington, D.C. economies and the real estate markets in Southern California and Washington, D.C.;

- general market conditions and, in particular, developments related to market conditions for the financial services industry;

- additions or departures of key personnel;

- changes in financial estimates or publication of research reports and recommendations by financial analysts with respect to our common stock or those of other financial institutions; and

- actions taken by bank regulatory authorities, including required additions to our loan loss reserves or the issuance of cease and desist orders, based on adverse evaluations of our loans and other assets, operating results, or management practices and procedures or other aspects of our business.

We have not paid cash dividends on our common stock since 2010 and we may not pay any cash dividends on our common stock for the foreseeable future.

We have not declared or paid cash dividends on our common stock since June 2010, initially due, in part, to regulatory restrictions and the operating losses we have previously experienced. We have not determined to pay cash dividends on our common stock at any time in the near future.

Stock sales by us or other dilution of our equity may adversely affect the market price of our common stock.

The issuance of additional shares of our common stock, or securities that are convertible into our common stock, may be determined to be necessary or advisable at times when our stock price is below book value, which could be substantially dilutive to existing holders of our common stock. The market value of our common stock could also decline as a result of sales by us of a large number of shares of our common stock or any future class or series of stock or the perception that such sales could occur.

Anti-takeover provisions of our certificate of incorporation and bylaws, federal and state law and our stockholder rights plan may limit the ability of another party to acquire the Company, which could depress our stock price.

Various provisions of our certificate of incorporation and bylaws and certain other actions that we have taken could delay or prevent a third-party from acquiring control of the Company even if such a transaction might be considered beneficial by our stockholders. These include, among others, our classified board of directors, the fact that directors may only be removed for cause, advance notice requirements for stockholder nominations of director candidates or presenting proposals at our annual stockholder meetings, super-majority stockholder voting requirements for amendments to our certificate of incorporation and bylaws, and for certain business combination transactions, and the authorization to issue ''blank check'' preferred stock by action of our board of directors, without obtaining stockholder approval. In addition, we approved a stockholder rights plan in September 2019, the purpose of which was to protect our stockholders against the possibility of attempts to acquire control of or influence over the Company through open market or privately negotiated purchases of our common stock without payment of a fair price to all of our stockholders or through other tactics that do not provide fair treatment to all stockholders. These provisions and the stockholder rights plan could be used by our board of directors to prevent a merger or acquisition that would be attractive to stockholders and could limit the price investors would be willing to pay in the future for our common stock.

Our common stock is not insured and stockholders could lose the value of their entire investment.

An investment in shares of our common stock is not a deposit and is not insured against loss or guaranteed by the Federal Deposit Insurance Corporation (the ''FDIC'') or any other government agency or authority.

ITEM 1B. UNRESOLVED STAFF COMMENTS

None.

ITEM 2. PROPERTIES

We conduct our business through two administrative offices, one in Washington, D.C. and one in Los Angeles, California. We have three branch offices, one in Washington, D.C., one in Los Angeles California, and one in Inglewood, California. Our loan service operation is also conducted from our Inglewood, California branch. There are no mortgages, material liens or encumbrances against any of our owned properties. We believe that all the properties are adequately covered by insurance, and that our facilities are adequate to meet our present needs.

Location	Leased or Owned	Original Date Leased or Acquired	Date of Lease Expiration
East Coast Administrative Offices & Branch	Owned	2003	—
1432 U Street NW			
Washington, D.C. 20009			
Employee Parking Lot	Owned	2018	—
14 T Street NW			
Washington, D.C. 20009			
West Coast Administrative Offices/Loan Origination Center	Leased	2021	Oct. 2026
4601 Wilshire Blvd, Suite 150			
Los Angeles, CA 90010			
Branch Office/Loan Service Center	Owned	1996	—
170 N. Market Street			
Inglewood, CA 90301			
Exposition Park Branch Office	Owned	1996	—
4001 South Figueroa Street			
Los Angeles, CA 90037			

ITEM 3. LEGAL PROCEEDINGS

In the ordinary course of business, we are defendants in various litigation matters from time to time. In our opinion, the disposition of any litigation and other legal and regulatory matters currently pending or threatened against us would not have a material adverse effect on our financial position, results of operations or cash flows.

ITEM 4. MINE SAFETY DISCLOSURES

Not Applicable

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Our common stock is traded on the Nasdaq Capital Market under the symbol "BYFC."

The closing sale price for our common stock on the Nasdaq Capital Market on March 30, 2023 was $1.13 per share. As of March 30, 2023, we had 9,285 stockholders of record and 48,721,223 shares of Class A voting common stock outstanding. At that date, we also had 11,404,618 shares of Class B non-voting common stock outstanding and 13,380,516 shares of Class C non-voting stock outstanding. Our non-voting common stock (Class B and Class C) is not listed for trading on the Nasdaq Capital Market, but our Class C stock is convertible into our voting common stock in connection with certain sale or other transfer transactions.

In general, we may pay dividends out of funds legally available for that purpose at such times as our Board of Directors determines that dividend payments are appropriate, after considering our net income, capital requirements, financial condition, alternate investment options, prevailing economic conditions, industry practices and other factors deemed to be relevant at the time. We suspended our prior policy of paying regular cash dividends in May 2010 in order to retain capital for reinvestment in the Company's business.

Unregistered Sales of Equity Securities

None.

Repurchases of Equity Securities

None.

Equity Compensation Plan Information

The following table provides information about the Company's common stock that may be issued under equity compensation plans as of December 31, 2022.

Plan category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by security holders:			
2008 Long Term Incentive Plan	250,000	$1.62	—
2018 Long Term Incentive Plan	—	—	—
Equity compensation plans not approved by security holders:			
None	—	—	—
Total	250,000	$1.62	395,309

In February 2022 and 2021, the Company awarded 47,187 and 20,736 shares of common stock, respectively, to its directors under the 2018 LTIP, which are fully vested. The Company recorded $84 thousand and $45 thousand of compensation expense in the years ended December 31, 2022 and December 31, 2021, respectively, based on the fair value of the stock, which was determined using the average of the high and the low price of the stock on the date of the award.

In March of 2022, the Company issued 495,262 shares to its officers and employees under the 2018 LTIP. Each restricted stock award was valued based on the fair value of the stock on the date of the award. These awarded shares of restricted stock fully vest over periods ranging from 36 months to 60 months from their respective dates of grant. Stock-based compensation is recognized on a straight-line basis over the vesting period. There were no shares issued to officers and directors during 2021. During 2022 and 2021, the Company recorded $363 thousand and $153 thousand of stock-based compensation expense related to shares awarded to employees.

In July of 2021, the Company awarded 64,516 shares of common stock to its Chief Executive Officer, which are fully vested. The Company recorded $200 thousand of compensation expense for the year ended December 31, 2021 based on the fair value of the stock, which was determined using the average of the high and the low price of the stock on the date of the award.

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion is intended to provide a reader of our financial statements with a narrative from the perspective of our management on our financial condition, results of operations, liquidity and other factors that have affected our reported results of operations and financial condition or may affect our future results or financial condition. The following discussion should be read in conjunction with the Consolidated Financial Statements and related Notes included in Item 8, ''Financial Statements and Supplementary Data,'' of this Annual Report on Form 10-K.

Merger with CFBanc Corporation

On April 1, 2021, the Company completed its Merger with CFBanc, with Broadway Financial Corporation continuing as the surviving entity. Prior to the acquisition, CFBanc was headquartered in Washington, D.C. and conducted its business through its wholly-owned national bank subsidiary, City First Bank of D.C., National Association. Immediately following this merger, Broadway Federal, a subsidiary of Broadway Financial Corporation, merged with and into City First Bank of D.C., National Association, with City First Bank of D.C., National Association continuing as the surviving entity (which concurrently changed its name to City First Bank, National Association).

In connection with the Merger, in exchange for the then outstanding common and preferred shares of CFBanc, the Company issued to holders of CFBanc shares 13,999,879 shares of the Company's Class A Common Stock and 11,404,621 of Class B Common Stock which were valued at $2.49 per share (the closing price of the Company's shares the day prior to the acquisition), along with 3,000 shares of Series A Preferred Stock with a par value of $1,000 per share. The total consideration paid on the acquisition date was valued at $66.3 million.

As of the Merger date, CFBanc had $471.0 million in total assets, $227.7 million in gross loans, and $353.7 million of total deposits. As a result of the Merger, the Company recorded goodwill of $26.0 million. Goodwill represents the future economic benefits rising from net assets acquired that are not individually identified and separately recognized and is attributable to synergies expected to be derived from the combination of the two entities. Goodwill recognized in this transaction is not deductible for income tax purposes. The Merger was accounted for using the acquisition method of accounting and accordingly, assets acquired, liabilities assumed and consideration exchanged were recorded at estimated fair value on the acquisition date, in accordance with FASB ASC Topic 805, Business Combinations. The fair values of the assets acquired and liabilities assumed were determined based on the requirements of FASB ASC Topic 820: Fair Value Measurements.

Issuance of Shares Under the Emergency Capital Investment Program

On June 7, 2022, Broadway Financial Corporation closed a private placement of shares of the Company's Senior Non-Cumulative Perpetual Preferred Stock, Series C, par value $0.01, pursuant to a Letter Agreement (collectively with the annexes, exhibits and schedules thereto, including the Securities Purchase Agreement - Standard Terms, dated as of June 7, 2022, with the United States Department of the Treasury. The Purchase Agreement was entered into pursuant to the Purchaser's Emergency Capital Investment Program.

Pursuant to the Purchase Agreement, the Purchaser acquired an aggregate of 150,000 shares of Series C Preferred Stock, for an aggregate purchase price equal to $150.0 million in cash. The liquidation value of the Series C Preferred Stock is $1,000 per share.

In June 2022 the Company down streamed $75 million of the proceeds from the Private Placement to the Bank to enhance capital. As a result of the downstream, the Bank's tier 1 leverage ratio increased to 15.75% as of December 31, 2022 from 9.32% from December 31, 2021.

Overview

Total assets increased by $90.8 million at December 31, 2022, compared to December 31, 2021, primarily due to growth in investment securities available-for-sale of $172.4 million and growth in net loans of $119.5 million, partially offset by a decrease of $215.4 million in cash and cash equivalents. The increases in total assets, which resulted from the proceeds from the sale of $150.0 million of Series C Preferred Stock and additional borrowings of $53.9 million, were partially offset by deposit outflows of $101.1 million, and fair value adjustments on the investment securities portfolio of $16.9 million, net of taxes. The decrease in deposits was primarily due to customers removing funds as they found other financial institutions paying higher interest rates on deposits.

Total liabilities decreased by $47.8 million to $904.6 million at December 31, 2022 from $952.4 million at December 31, 2021. The decrease in total liabilities during 2022 resulted primarily from decreases in deposits of $101.1 million, partially offset by increases of $42.4 million in FHLB advances and $11.5 million in securities sold under agreements to repurchase.

We recorded net income of $5.6 million for the year ended December 31, 2022 or $0.08 per share compared to a net loss of $4.1 million or $0.07 per share for the year ended December 31, 2021, which was significantly impacted by Merger-related costs of $5.6 million ($4.2 million net of tax) and $2.4 million of data conversion costs in 2021.

The following table summarizes the return on average assets, the return on average equity and the average equity to average assets ratios for the periods indicated:

	For the Years Ended December 31,		
	2022	2021	2020
Return on average assets	0.52%	(0.54)%	(0.13)%
Return on average equity	2.19%	(4.46)%	(1.30)%
Average equity to average assets	23.60%	11.54%	10.00%

Comparison of Operating Results for the Years Ended December 31, 2022 and 2021

General

Our most significant source of income is net interest income, which is the difference between our interest income and our interest expense. Generally, interest income is generated from our loans and investments (interest earning assets) and interest expense is incurred from deposits and borrowings (interest-bearing liabilities). Typically, our results of operations are also affected by our provision for loan losses, non-interest income generated from service charges and fees on loan and deposit accounts, gains or losses on the sale of loans and REO, non-interest expenses, and income taxes.

Net Interest Income

For the year ended December 31, 2022, net interest income before provision for loan losses increased by $11.9 million, or 56.5%, to $32.9 million, compared to $21.0 million for the year ended December 31, 2021. The increase was attributable to additional interest income earned on growth of $211.5 million in average interest earning assets.

Interest income and fees on loans receivable increased by $5.9 million during the year ended December 31, 2022, compared to the year ended December 31, 2021. This increase was primarily due to an increase of $137.0 million in the average balance of loans receivable which increased interest income by $5.8 million. In addition, there was an increase in the average loan yield from 4.24% for the year ended December 31, 2021, to 4.26% for the year ended December 31, 2022, which increased interest income by $70 thousand.

Interest income on securities increased by $4.2 million to $5.6 million for the year ended December 31, 2022, compared to $1.4 million for the year ended December 31, 2021. The increase in interest income on securities primarily resulted from an increase of $130.7 million in the average balance of securities due to the deployment of the $150.0 million ECIP funds into securities during June 2022, which increased interest income by $2.2 million. In addition, we had an increase of 107 basis points in the average interest yield earned on investment securities during 2022, which reflected the rising interest rate environment and increased interest income by $2.0 million.

Other interest income increased by $1.4 million in 2022, compared to the same period in 2021, primarily due to an increase of 99 basis points in average yield which increased interest income by $1.5 million. This was partially offset by a $56.0 million decrease in average cash balances which resulted in a $105 thousand decrease in interest income during the year ended December 31, 2022, compared to the year ended December 31, 2021. The Company also recorded $41 thousand in higher interest income on regulatory stock during 2022, primarily due to dividends earned on FRB and FHLB stock.

Interest expense on deposits increased by $428 thousand during calendar 2022, compared to calendar 2021, due to an increase of 3 basis points in the average cost of deposits. The average cost of deposits increased to 0.29% for 2022, compared to 0.26% for 2021, which increased interest expense by $270 thousand. In addition, we had an increase of $89.4 million in the average balance of deposits, which increased interest expense by $158 thousand.

Interest expense on borrowings decreased by $768 thousand to $1.3 million during the year ended December 31, 2022, compared to $2.1 million during the year ended December 31, 2021. The decrease was primarily due to the maturity and early payoff of advances from the FHLB of San Francisco early in 2022 that resulted in a decrease of 22 basis points in the average rate which reduced expense by $202 thousand. In addition, interest on FHLB advances decreased by $695 thousand due to a decrease of $38.9 million in the average balance of outstanding FHLB advances. Interest expense decreased by another $60 thousand in 2022 compared to 2021 due to the pay-off of the Company's remaining junior subordinated debentures in September of 2021. These decreases were partially offset by the effects of a net increase of $14.3 million in borrowings under securities sold under agreements to repurchase which increased interest expenses by $18 thousand and an increase in the average rate paid on securities sold under agreements to repurchase of 28 basis points compared to the prior year which increased interest expense by $171 thousand.

The net interest margin increased to 3.05% for the year ended 2022 from 2.42% for year ended 2021, primarily due to an improvement of 50 basis points in the average yield earned on average interest-earning assets. Also, the average cost of funds decreased to 0.40% for the year ended 2022 from 0.47% for the year ended 2021, due to the pay down of subordinated debt in late 2021 and advances from the FHLB of San Francisco early in 2022, which more than offset higher rates paid on deposits and other borrowings, particularly during the third and fourth quarters of 2022, after the rate increases by the Federal Reserve. The balance of the increase in the net interest margin was attributable to the investment of the proceeds from the sale of the Series C Preferred Stock, which increased interest earning assets without any associated interest cost.

Analysis of Net Interest Income

Net interest income is the difference between income on interest earning assets and the expense on interest-bearing liabilities. Net interest income depends upon the relative amounts of interest earning assets and interest-bearing liabilities and the interest rates earned or paid on them. The following table sets forth average balances, average yields and costs, and certain other information for the years indicated. All average balances are daily average balances. The yields set forth below include the effect of deferred loan fees, deferred origination costs, and discounts and premiums that are amortized or accreted to interest income or expense. We do not accrue interest on loans that are on non-accrual status; however, the balance of these loans is included in the total average balance, which has the effect of reducing average loan yields.

	For the Years Ended December 31,								
	2022			2021			2020		
(Dollars in thousands)	Average Balance	Interest	Average Yield/ Cost	Average Balance	Interest	Average Yield/ Cost	Average Balance	Interest	Average Yield/ Cost
Assets									
Interest-earning assets:									
Interest-earning deposits . . .	$ 147,482	$ 1677	1.14%	$203,493	$ 302	0.15%	$ 49,377	$ 203	0.41%
Securities.	252,285	5596	2.22%	121,623	1,396	1.15%	10,605	253	2.39%
Loans receivable[1].	674,837	28,732[2]	4.26%	537,872	22,831[3]	4.24%	418,952	17,016[4]	4.06%
FRB and FHLB stock	3,732	264	7.07%	3,862	223	5.77%	3,438	172	5.00%
Total interest-earning assets . .	1,078,336	$36,269	3.36%	866,850	$24,752	2.86%	482,372	$17,644	3.66%
Non-interest-earning assets . .	65,213			51,386			10,530		
Total assets.	$1,143,549			$918,236			$492,902		

(Dollars in thousands)	2022			2021			2020		
	Average Balance	Interest	Average Yield/ Cost	Average Balance	Interest	Average Yield/ Cost	Average Balance	Interest	Average Yield/ Cost
Liabilities and Stockholders' Equity									
Interest-bearing liabilities:									
Money market deposits	$ 192,835	$ 1,288	0.67%	$159,157	$ 660	0.41%	$ 47,611	$ 340	0.71%
Savings deposits	66,033	58	0.09%	67,660	204	0.30%	55,985	281	0.50%
Interest checking and other demand deposits	291,114	220	0.08%	223,003	105	0.05%	55,003	19	0.03%
Certificate accounts	182,050	538	0.30%	192,795	707	0.37%	161,409	2523	1.56%
Total deposits	732,032	2,104	0.29%	642,615	1,676	0.26%	320,008	3,163	0.99%
FHLB advances.	61,593	1,071	1.74%	100,471	1,968	1.96%	114,020	2,179	1.91%
Junior subordinated debentures	—	—	—%	2,335	60	2.57%	3,908	133	3.40%
Other borrowings.	61,106	234	0.38%	46,836	45	0.10%	—	—	—%
Total borrowings	122,699	1,305	1.06%	149,642	2,073	1.39%	117,928	2,312	1.96%
Total interest-bearing liabilities	854,731	$ 3,409	0.40%	792,257	$ 3,749	0.47%	437,936	$ 5,475	1.25%
Non-interest-bearing liabilities	64,931			20,050			5,655		
Stockholders' equity	223,887			105,929			49,311		
Total liabilities and stockholders' equity	$1,143,549			$918,236			$492,902		
Net interest rate spread[5]. . . .		$32,860	2.96%		$21,003	2.38%		$12,169	2.41%
Net interest rate margin[6] . . .			3.05%			2.42%			2.52%
Ratio of interest-earning assets to interest-bearing liabilities.			126.16%			109.42%			110.15%

(1) Amount is net of deferred loan fees, loan discounts and loans in process, and includes deferred origination costs, loan premiums and loans receivable held for sale.

(2) Includes non-accrual interest of $102 thousand, reflecting interest recoveries on non-accrual loans that were paid off for the year ended December 31, 2022.

(3) Includes non-accrual interest of $162 thousand, reflecting interest recoveries on non-accrual loans that were paid off for the year ended December 31, 2021.

(4) Includes non-accrual interest of $567 thousand, reflecting interest recoveries on non-accrual loans that were paid off, and deferred cost amortization of $254 thousand for the year ended December 31, 2020.

(5) Net interest rate spread represents the difference between the yield on average interest-earning assets and the cost of average interest-bearing liabilities.

(6) Net interest rate margin represents net interest income as a percentage of average interest-earning assets.

Changes in our net interest income are a function of changes in both rates and volumes of interest earning assets and interest-bearing liabilities. The following table sets forth information regarding changes in our interest income and expense for the years indicated. Information is provided in each category with respect to (i) changes attributable to changes in volume (changes in volume multiplied by prior rate), (ii) changes attributable to changes in rate (changes in rate multiplied by prior volume), and (iii) the total change. The changes attributable to the combined impact of volume and rate have been allocated proportionately to the changes due to volume and the changes due to rate.

	Year Ended December 31, 2022 Compared to Year Ended December 31, 2021			Year Ended December 31, 2021 Compared to Year Ended December 31, 2020		
	Increase (Decrease) in Net Interest Income			Increase (Decrease) in Net Interest Income		
	Due to Volume	Due to Rate	Total	Due to Volume	Due to Rate	Total
	(In thousands)					
Interest-earning assets:						
Interest-earning deposits and other short-term investments	$ (105)	$1,480	$ 1,375	$ 298	$ (199)	$ 99
Securities	2,248	1,952	4,200	1,339	(196)	1,143
Loans receivable, net	5,831	70	5,901	5,018	797	5,815
FRB and FHLB stock	(8)	49	41	23	28	51
Total interest-earning assets	7,966	3,551	11,517	6,678	430	7,108
Interest-bearing liabilities:						
Money market deposits	162	466	628	513	(193)	320
Savings deposits	(5)	(141)	(146)	51	(128)	(77)
Interest checking and other demand deposits	39	76	115	77	9	86
Certificate accounts	(38)	(131)	(169)	415	(2,231)	(1,816)
Total deposits	158	270	428	1,056	(2,543)	(1,487)
FHLB advances	(695)	(202)	(897)	(264)	53	(211)
Junior subordinated debentures	(60)	—	(60)	(45)	(28)	(73)
Other borrowings	18	171	189	45	—	45
Total borrowings	(737)	(31)	(768)	(264)	25	(239)
Total interest-bearing liabilities	(579)	239	(340)	792	(2,518)	(1,726)
Change in net interest income	$8,545	$3,312	$11,857	$5,886	$ 2,948	$ 8,834

Loan Loss Provision

During the year ended December 31, 2022, we recorded a provision for loan losses of $997 thousand, compared to a loan loss provision of $176 thousand during the same period in 2021. The net increase in the required loan loss provision in calendar 2022 was due to growth in the loan portfolio during the year. No loan charge-offs or recoveries were recorded during the year ended December 31, 2022 or 2021. See "Allowance for Loan Losses" for additional information.

Non-Interest Income

For the year ended December 31, 2022, non-interest income totaled $1.2 million, compared to $3.2 million for the prior year. The decrease of $2.0 million in non-interest income was primarily the result of non-recurring income of $1.8 million from a special grant from the U.S. Treasury's Community Development Financial Institutions Fund recognized during 2021.

Non-Interest Expense

Non-interest expenses totaled $24.9 million for the year ended December 31, 2022, compared to $28.9 million for the year ended December 31, 2021. The decrease of $4.0 million in non-interest expenses during 2022 was primarily from decreases in compensation and benefits expenses of $1.7 million, information services expenses of $884 thousand, and professional services expenses of $943 thousand, due to one-time Merger-related costs included in the results for 2021, and to a lesser extent, decreases in corporate insurance, supervisory/regulatory costs, occupancy expense and office services/supplies. The Company's results for the year ended December 31, 2021 reflect the consolidated operations of CFB since the Merger on April 1, 2021.

The decrease of $1.7 million in compensation and benefits expense during 2022 compared to 2021 was primarily due to accruals for merger-related costs during 2021, offset by the additional cost of hiring new employees to fill new roles based on the larger size of the combined organization (for example, a Chief Human Resources Director and an Information Technology Officer). Also, the increase was partially a result of an increase in accrued bonuses and retention payments.

Information services expenses decreased by $884 thousand to $2.9 million during the year ended December 31, 2022, compared to $3.8 million for the year ended December 31, 2021. The decrease was primarily due to non-recurring data processing costs recorded in 2021 to migrate the Company's information systems to a common platform.

Supervisory costs decreased by $80 thousand to $413 thousand for 2022 from $493 thousand for 2021 due to the decrease in deposit insurance due to a reduction in deposits from $788.1 million at December 31, 2021 to $686.9 million at December 31, 2022.

Professional services expenses were $2.8 million for the year ended December 31, 2022, a decrease of $943 thousand from $3.7 million for the year ended December 31, 2021. The decrease largely related to one-time costs associated with the Merger during 2021.

Other operating costs remained the same at $2.1 million for the years ended December 31, 2022 and 2021.

Income Taxes

Income tax expense or benefit is computed by applying the statutory federal income tax rate of 21%. State taxes are recorded at the State of California tax rate and apportioned based on an allocation schedule to reflect that a portion of the Bank's operations are conducted in the Washington, D.C. area. The Company recorded an income tax expense of $2.4 million for the year ended December 31, 2022, representing an effective tax rate of 29.7%, compared to an income tax benefit of $937 thousand for the year ended December 31, 2021, representing an effective tax benefit rate of 19.2%. The income tax benefit for the calendar 2022 is net of a valuation allowance of $369 thousand on the Company's deferred tax assets to record the write down of the tax benefits from net operating losses for the State of California, net of the federal tax benefit. The valuation allowance was necessary because shares of common stock that the Company issued in private placements in the second quarter of 2021 triggered a limitation on the use of the Company's net operating loss carryforwards.

Our deferred tax asset totaled $11.9 million at December 31, 2022 and $6.1 million at December 31, 2021. See Note 1 "Summary of Significant Accounting Policies" and Note 16 "Income Taxes" of the Notes to Consolidated Financial Statements for a further discussion of income taxes and a reconciliation of income tax at the federal statutory tax rate to the actual income tax benefit.

Comparison of Financial Condition at December 31, 2022 and 2021

Total Assets

Total assets increased by $90.8 million to $1.2 billion at December 31, 2022, from $1.1 billion at December 31, 2021. The increase in total assets was primarily due to cash proceeds from the sale of $150.0 million of Series C Preferred Stock in 2022 and cash proceeds from borrowings from the FHLB, offset by declines in deposits.

Securities Available-For-Sale

As of December 31, 2022, we had $328.7 million of investment securities classified as available-for-sale, compared to $156.4 million at December 31, 2021. The increase during 2022 was primarily due to the deployment of $15.0 million of the $150.0 million ECIP funds into investment securities in June. The remainder of the increase was due to investing liquidity dollars into higher-yielding short-term securities. This increase was partially offset by $16.2 million decline in the fair value of investment securities available-for-sale, net of taxes, during the year ended December 31, 2022. These decreases in the fair values of available-for-sale investment securities during 2022 were the result of increases in market interest rates, which caused the fair value of the Company's fixed rate investments to decrease. The declines in fair value were not the result of a change in the creditworthiness of any of the issuers of those securities.

Loans Receivable Held for Investment

Loans receivable held for investment, net of the allowance for loan losses, totaled $768.0 million at December 31, 2022, compared to $648.5 million at December 31, 2021. The increase of $119.5 million in loans receivable held for investment during 2022 was primarily due originations of $273.4 million in new loans, $141.6 million of which multi-family loans, $75.3 million of which were commercial real estate loans, $29.6 million of which were construction loans and $26.9 million of which were other loans. Loan repayments during 2022 totaled $154.0 million .

During 2021, the Bank originated $267.0 million in new loans, $167.1 million of which were multi-family loans, $43.6 million of which were commercial real estate loans, $26.5 million of which were PPP loans, $24.9 million of which construction loans, and $24.9 million of which were commercial loans.

Allowance for Loan Losses

As a smaller reporting company as defined by the SEC, we are not required to adopt the current expected credit losses, or CECL, accounting standard until January 1, 2023. The Company is currently finalizing the CECL model by validating the data, preparing supporting documentation, and developing policies and procedures. Consequently, the Bank's ALLL is based on evidence available at the date of preparation of its financial statements (incurred loss method), rather than projections of future economic conditions over the life of the loans. In determining the adequacy of the ALLL within the context of the current uncertainties in the economic environment, management has considered the historical and current performance of the Bank's portfolio, as well as various measures of the quality and safety of the portfolio, such as debt service coverage and loan-to-value ratios.

We record a provision for loan losses as a charge to earnings when necessary, in order to maintain the ALLL at a level sufficient, in management's judgment, to absorb probable incurred losses in the loan portfolio. At least quarterly we assess the overall quality of the loan portfolio and general economic trends in the local market. The determination of the appropriate level for the allowance is based on that review, considering such factors as historical loss experience for each type of loan, the size and composition of our loan portfolio, the levels and composition of our loan delinquencies, non-performing loans and net loan charge-offs, the value of underlying collateral on problem loans, regulatory policies, general economic conditions, and other factors related to the collectability of loans in the portfolio.

Our ALLL was $4.4 million or 0.57% of our gross loans receivable held for investment at December 31, 2022 compared to $3.4 million, or 0.52% of our gross loans receivable held for investment at December 31, 2021. The ALLL as a percentage of gross loans increased during 2022 due to loan loss provisions on new loan originations at an average of 0.65%. During the years ended December 31, 2022 and 2021, we recorded loan loss provisions of $997 thousand and $176 thousand, respectively.

As of December 31, 2022, we had no delinquent loans compared to $2.4 million of loan delinquencies at December 31, 2021. Our NPLs consist of delinquent loans that are 90 days or more past due and other loans, including troubled debt restructurings that do not qualify for accrual status. At December 31, 2022, NPLs totaled $144 thousand (or 0.02% of gross loans) compared to $684 thousand (or 0.10% of gross loans) at December 31, 2021. The decrease in NPLs was the result of payments received from borrowers that were applied to the outstanding principal balance. The Bank did not have any REO at December 31, 2022 or 2021. There were no modified loans or trouble debt restructurings during 2022.

When reviewing the adequacy of the ALLL, we also consider the impact of charge-offs, including the changes and trends in loan charge-offs.

We had no loan charge-offs or recoveries during the years ended December 31, 2022 and 2021.

Impaired loans at December 31, 2022 were $1.7 million, compared to $2.3 million at December 31, 2021. The decrease of $589 thousand in impaired loans was primarily due to payoffs and repayments. Specific reserves for impaired loans were $7 thousand or 0.41% of the aggregate impaired loan amount at December 31, 2022 compared to $7 thousand, or 0.30% of the aggregate impaired loan amount at December 31, 2021. Excluding specific reserves for impaired loans, our coverage ratio (general allowance as a percentage of total non-impaired loans) was 0.57% at December 31, 2022 compared to 0.52% at December 31, 2021.

We believe the ALLL is adequate to cover probable incurred losses in the loan portfolio as of December 31, 2022, but because of uncertainty regarding the future value of commercial real estate, there can be no assurance that actual losses will not exceed the estimated amounts. In addition, the OCC and the FDIC periodically review the ALLL as an integral part of their examination process. These agencies may require an increase in the ALLL based on their judgments of the information available to them at the time of their examinations.

The Company is currently finalizing the CECL model by validating the data, preparing supporting documentation, and developing policies and procedures with adoption of ASU 2016-13 (CECL) in the first quarter of 2023. See Note 1 "Summary of Significant Accounting Policies" to the Company's Consolidated Financial Statements for further discussion.

Office Properties and Equipment, Net

Net office properties and equipment decreased by $53 thousand to $10.3 million at December 31, 2022 from $10.3 million as of December 31, 2021. Depreciation expense was $376 thousand and $287 thousand for the years 2022 and 2021, respectively.

Goodwill and Core Deposit Intangible

As a result of the Merger, the Company recorded $26.0 million of goodwill. Goodwill acquired in a purchase business combination that is determined to have an indefinite useful life is not amortized, but is tested for impairment at least annually or more frequently if events and circumstances exist that indicate the necessity for such impairment tests to be performed. During the year ended December 31, 2022, the Company recorded $138 thousand of change in deferred tax estimate expense related to the goodwill asset.

No impairment charges were recorded during 2022 for goodwill impairment. Management's assessment of goodwill is performed in accordance with ASC 350-20 – Intangibles-Goodwill and Other, which allows the Company to perform a qualitative assessment of goodwill to determine if it is more likely than not the fair value of the Company's equity is below its carrying value. The Company performed its qualitative assessment as of December 31, 2022.

The Company recorded $3.3 million of core deposit intangible asset as a result of the merger. The core deposit intangible asset is amortized on an accelerated basis reflecting the pattern in which the economic benefits of the intangible asset are consumed or otherwise used up. The estimated life of the core deposit intangible is approximately 10 years. During the year ended December 31, 2022, the Company recorded $435 thousand of amortization expense related to the core deposit intangible asset.

The following table outlines the estimated amortization expense related to the core deposit intangible asset during the next five fiscal years and thereafter:

	(In thousands)
2023	$ 390
2024	336
2025	315
2026	304
2027	291
Thereafter	865
	$2,501

Total Liabilities

Total liabilities decreased by $47.8 million to $904.6 million at December 31, 2022 from $952.4 million at December 31, 2021. The decrease in total liabilities was primarily comprised of decreases of $101.1 million in deposits, partially offset by a $42.4 million increase in FHLB advances and an $11.5 million increase in securities sold under agreements to repurchase.

Deposits

Deposits at December 31, 2022 were $686.9 million compared to $788.1 million at December 31, 2021. The decrease in deposits of $101.1 million was primarily caused by a $73.1 million withdrawal of deposits by one long-term customer that needed funds for its own business needs at the end of the year. Also, some other depositors left the Bank for higher interest rates available elsewhere, even after management made reasonable attempts to be responsive to the higher interest rate environment.

Five customer relationships accounted for approximately 27% of our deposit balances at December 31, 2022. We expect to maintain these relationships with these customers for the foreseeable future.

As of December 31, 2022 and 2021, approximately $212.9 million and $265.8 million of our total deposits were not insured by FDIC insurance.

Borrowings

Total borrowings at December 31, 2022 consisted of advances to the Bank from the FHLB of $128.3 million, repurchase agreements of $63.5 million, and borrowings associated with our Qualified Active Low-Income Business lending activities of $14.0 million, compared to advances from the FHLB of $86.0 million, repurchase agreements of $52.0 million, and borrowings associated with our Qualified Active Low-Income Business lending activities of $14.0 million at December 31, 2021.

Balances of outstanding FHLB advances increased to $128.3 million at December 31, 2022, from $86.0 million at December 31, 2021, primarily due to $95.5 million in advances from the FHLB of Atlanta, offset by repayments of $53.0 million of advances from the FHLB of San Francisco and $140 thousand of advances from the FHLB of Atlanta. The weighted average rate on FHLB advances was 3.74% at December 31, 2022, compared to 1.85% at December 31, 2021.

The Bank enters into agreements under which it sells securities subject to an obligation to repurchase the same or similar securities. Under these arrangements, the Bank may transfer legal control over the assets but still retain effective control through an agreement that both entitles and obligates the Bank to repurchase the assets. As a result, these repurchase agreements are accounted for as collateralized financing agreements (i.e., secured borrowings) and not as a sale and subsequent repurchase of securities. The obligation to repurchase the securities is reflected as a liability in the Banks's consolidated statements of financial condition, while the securities underlying the repurchase agreements remain in the respective investment securities asset accounts. In other words, there is no offsetting or netting of the investment securities assets with the repurchase agreement liabilities. As of December 31, 2022, securities sold under agreements to repurchase totaled $63.5 million at an average rate of 0.38%. These agreements mature on a daily basis. The market value of securities pledged totaled $64.4 million as of December 31, 2022 and included $33.3 million of federal agency debt, $19.2 million of U.S. Treasuries and $11.9 million of federal agency mortgage-backed securities. As of December 31, 2021, securities sold under agreements to repurchase totaled $52.0 million at an average rate of 0.10%. The market value of securities pledged totaled $53.2 million as of December 31, 2021 and included $25.9 million of federal agency mortgage-backed securities, $13.3 million of federal agency debt, $9.8 million of SBA pool, and $4.2 million of federal agency CMO.

Two customer relationships accounted for 97% of our balance of securities sold under agreements to repurchase. We expect to maintain these relationships for the foreseeable future.

In connection with the New Market Tax Credit activities of City First Bank, CFC 45 is a partnership whose members include CFNMA and City First New Markets Fund II, LLC. This CDE acts in effect as a pass-through for a Merrill Lynch allocation totaling $14.0 million that needed to be deployed. In December 2015, Merrill Lynch made a $14.0 million non-recourse loan to CFC 45, whereby CFC 45 passed that loan through to a QALICB. The loan to the QALICB is secured by a Leasehold Deed of Trust that, due to the pass-through, non-recourse structure, is operationally and ultimately for the benefit of Merrill Lynch rather than CFC 45. Debt service payments received by CFC 45 from the QALICB are passed through to Merrill Lynch in return for which CFC 45 receives a servicing fee. The financial statements of CFC 45 are consolidated with those of the Bank and the Company.

On September 17, 2021, the Company fully redeemed its Floating Rate Junior Subordinated Debentures.

Stockholders' Equity

Stockholders' equity was $279.5 million, or 23.6% of the Company's total assets, at December 31, 2022, compared to $141.0 million, or 12.9% of the Company's total assets, at December 31, 2021. The Company issued $63.3 million in common stock at a price per share of $2.49 and $3.0 million in preferred stock in connection with the Merger. The Company raised $30.8 million in net proceeds (after costs of $2.0 million) from the sale of 18,474,000 shares of common stock in private placements at a price of $1.78 per share immediately following the Merger on April 6, 2021. In addition, in 2022, the Company sold $150 million in preferred stock to the U.S Government under the ECIP Program.

During the first quarter of 2022, the Company completed the exchange of all the Series A Fixed Rate Cumulative Redeemable Preferred Stock, with an aggregate liquidation value of $3.0 million, plus accrued dividends, for 1,193,317 shares of Class A Common Stock at an exchange price of $2.51 per share of Class A Common Stock.

During December of 2022, the Company issued a $5 million line of credit to the ESOP Plan for the purchase of additional shares. As of December 31, 2022, the trustee for the ESOP had purchased 466,955 thousand shares at a total cost of $500 thousand.

The Company's book value per common share was $1.76 at December 31, 2022, and its tangible book value per common share was $1.38 at December 31, 2022. Tangible book value per common share is a non-GAAP measurement that excludes goodwill and the net unamortized core deposit intangible asset, which were both originally recorded in connection with the Merger. The Company uses this non-GAAP financial measure to provide meaningful supplemental information regarding the Company's financial condition and operational performance, and to enhance comparability with banks that have not recorded goodwill and core deposit intangibles in a merger transaction. A reconciliation between book value (calculated in accordance with GAAP) and tangible book value per common share December 31, 2022 is shown as follows:

	Common Equity Capital	Shares Outstanding	Per Share Amount
	(Dollars in thousands)		
Common book value	$129,482	73,432,517	$1.76
Less:			
Goodwill	25,858		
Net unamortized core deposit intangible	2,501		
Tangible book value	$101,123	73,432,517	$1.38

Capital Resources

Our principal subsidiary, City First, must comply with capital standards established by the OCC in the conduct of its business. Failure to comply with such capital requirements may result in significant limitations on its business or other sanctions. As a "small bank holding company", we are not subject to consolidated capital requirements under the new Basel III capital rules. The current regulatory capital requirements and possible consequences of failure to maintain compliance are described in Part I, Item 1 "Business-Regulation" and in Note 18 "Regulatory Matters" of the Notes to Consolidated Financial Statements.

Liquidity

The objective of liquidity management is to ensure that we have the continuing ability to fund operations and meet our obligations on a timely and cost-effective basis. The Bank's sources of funds include deposits, advances from the FHLB, other borrowings, proceeds from the sale of loans and investment securities, and payments of principal and interest on loans and investment securities. The Bank is currently approved by the FHLB of Atlanta to borrow up to 25% of total assets to the extent the Bank provides qualifying collateral and holds sufficient FHLB stock. This approved limit and collateral requirement would have permitted the Bank to borrow an additional $70.6 million at December 31, 2022 based on pledged collateral. In addition, the Bank had additional lines of credit of $10.0 million with other financial institutions as of that date.

The Bank's primary uses of funds include withdrawals of and interest payments on deposits, originations of loans, purchases of investment securities, and the payment of operating expenses. Also, when the Bank has more funds than required for reserve requirements or short-term liquidity needs, the Bank invests excess cash with the Federal Reserve Bank or other financial institutions. The Bank's liquid assets at December 31, 2022 consisted of $16.1 million in cash and cash equivalents and $250.3 million in securities available-for-sale that were not pledged, compared to $231.5 million in cash and cash equivalents and $52.4 million in securities available-for-sale that were not pledged at December 31, 2021. We believe that the Bank has sufficient liquidity to support growth over the foreseeable future.

The Company's liquidity, separate from the Bank, is based primarily on the proceeds from financing transactions, such as the preferred stock sold to the U.S. Treasury in 2022 and the private placements completed in December 2016, and April 2021 and dividends received from the Bank in 2021 and 2022.

The Company recorded consolidated net cash inflows from operating activities of $6.3 million and $624 thousand during the years ended December 31, 2022 and 2021, respectively. Net cash inflows from operating activities during

2022 were primarily attributable to net income of $5.7 million and a $1.5 million net change in deferred taxes. Net cash inflows from operating activities during 2021 were primarily attributable to an increase in accrued expenses and other liabilities.

The Company recorded consolidated net cash outflows from investing activities of $324.0 million during the year ended December 31, 2022 and net cash inflows from investing activities of $25.0 million during the year ended December 31, 2021. Net cash outflows from investing activities during 2022 were primarily attributable to $215.5 million of purchases of available-for-sale securities and $119.9 of net loan originations. Net cash inflows from investing activities during 2021 were primarily attributable to $84.7 million of cash acquired in the Merger offset by net loan originations of $62.4 million and purchases of available-for-sale securities of $16.5 million.

The Company recorded consolidated net cash inflows from financing activities of $102.2 million and $109.8 million during the years ended December 31, 2022 and 2021, respectively. Net cash inflows from financing activities during 2022 were primarily attributable to $150.0 million from the issuance of preferred stock, $95.5 million of proceeds from FHLB advances, offset by $101.1 million of net outflow of deposits and $53.1 million of FHLB repayments. Net cash inflows from financing activities during 2021 were primarily attributable to a net inflow of deposits of $118.7 million and net proceeds of $30.8 million from the issuance of common stock, offset by net repayments of FHLB advances of $27.7 million, repayments of securities sold under agreements to repurchase of $8.0 million, and repayments of junior subordinated debentures of $3.3 million.

We believe that the Company's existing cash, cash equivalents and marketable securities will be sufficient to meet our liquidity requirements and capital expenditure needs over at least the next 12 months.

Off-Balance-Sheet Arrangements and Contractual Obligations

We are party to financial instruments with off-balance-sheet risk in the normal course of our business, primarily in order to meet the financing needs of our customers. These instruments involve, to varying degrees, elements of credit, interest rate and liquidity risk. In accordance with GAAP, these instruments are either not recorded in the consolidated financial statements or are recorded in amounts that differ from the notional amounts. Such instruments primarily include lending commitments and lease commitments as described below.

Lending commitments include commitments to originate loans and to fund lines of credit. Commitments to extend credit are agreements to lend to a customer if there is no violation of any condition established in the commitment. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee by the borrower. Since some of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. We evaluate creditworthiness on a case-by-case basis. Our maximum exposure to credit risk is represented by the contractual amount of the instruments.

In addition to our lending commitments, we have contractual obligations related to operating lease commitments. Operating lease commitments are obligations under various non-cancellable operating leases on buildings and land used for office space and banking purposes. The following table details our contractual obligations at December 31, 2022.

	Less than one year	More than one year to three years	More than three years to five years	More than five years	Total
			(Dollars in thousands)		
Certificates of deposit	$118,070	$11,496	$5,479	$ 8	$135,053
FHLB advances	95,500	32,844	—	—	128,344
Commitments to originate loans	15,160	—	—	—	15,160
Commitments to fund construction loans	27,811	—	—	—	27,811
Commitments to fund unused lines of credit	13,341	—	—	—	13,341
Operating lease obligations	236	496	194	—	926
Total contractual obligations	$270,118	$44,836	$5,673	$ 8	$320,635

Impact of Inflation and Changing Prices

Our consolidated financial statements, including accompanying notes, have been prepared in accordance with GAAP which require the measurement of financial position and operating results primarily in terms of historical dollars without considering the changes in the relative purchasing power of money over time due to inflation. The impact of inflation is reflected in increased costs of our operations. Unlike industrial companies, nearly all our assets and liabilities are monetary in nature. As a result, interest rates have a greater impact on our performance than do the effects of general levels of inflation. Interest rates do not necessarily move in the same direction or to the same extent as the price of goods and services.

As a result, the Bank's performance is influenced by general macroeconomic conditions, both domestic and foreign, the monetary and fiscal policies of the federal government, and the policies of the regulatory agencies. The Federal Reserve implements national monetary policies (such as seeking to curb inflation and combat recession) by its open-market operations in U.S. government securities, by adjusting the required level of reserves for financial institutions subject to its reserve requirements, and by varying the discount rate applicable to borrowings by banks from the Federal Reserve Banks. The actions of the Federal Reserve in these areas can influence the growth of loans, investments, and deposits, and also affect interest rates charged on loans, and deposits. The nature and impact of any future changes in monetary policies cannot be predicted.

Critical Accounting Policies

Critical accounting policies are those that involve significant judgments and assessments by management, and which could potentially result in materially different results under different assumptions and conditions. This discussion highlights those accounting policies that management considers critical. All accounting policies are important, however, and therefore you are encouraged to review each of the policies included in Note 1 ''Summary of Significant Accounting Principles'' of the Notes to Consolidated Financial Statements to gain a better understanding of how our financial performance is measured and reported. Management has identified the Company's critical accounting policy as follows:

Allowance for Loan Losses

The determination of the allowance for loan losses is considered critical due to the high degree of judgment involved, the subjectivity of the underlying assumptions used, and the potential for changes in the economic environment that could result in material changes in the amount of the allowance for loan losses considered necessary. The allowance is evaluated on a regular basis by management and the Board of Directors and is based on a periodic review of the collectability of the loans in light of historical experience, the nature and size of the loan portfolio, adverse situations that may affect borrowers' ability to repay, the estimated value of any underlying collateral, prevailing economic conditions, and feedback from regulatory examinations. See Item 1, ''Business – Asset Quality – Allowance for Loan Losses'' for a full discussion of the allowance for loan losses.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

As a smaller reporting company, we are not required to provide the information requested by this item pursuant to Item 305(e) of Regulation S-K.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

See Index to Consolidated Financial Statements of Broadway Financial Corporation and Subsidiaries below.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

ITEM 9A. CONTROLS AND PROCEDURES

Evaluation of disclosure controls and procedures

As of December 31, 2022, an evaluation was performed under the supervision of the Company's Chief Executive Officer (''CEO'') and Chief Financial Officer (''CFO'') of the effectiveness of the design and operation of the Company's disclosure controls and procedures. Based on that evaluation, the Company's CEO and CFO concluded that the Company's disclosure controls and procedures were effective as of December 31, 2022.

Management's annual report on internal control over financial reporting

The management of Broadway Financial Corporation is responsible for establishing and maintaining adequate internal control over financial reporting for the Company as defined in Rule 13a-15(f) under the Exchange Act. This system, which management has chosen to base on the framework set forth in *Internal Control-Integrated Framework*, published by the 1992 Committee of Sponsoring Organizations of the Treadway Commission ("COSO"), and which is effected by the Company's Board of Directors, management and other personnel, is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP.

The Company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and the Directors of the Company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, a system of internal control over financial reporting can provide only reasonable assurance and may not prevent or detect misstatements. Further, because of changes in conditions, effectiveness of internal controls over financial reporting may vary over time.

With the participation of the Company's CEO and CFO, management has conducted an evaluation of the effectiveness of the Company's system of internal control over financial reporting. Based on this evaluation, management determined that the Company's system of internal control over financial reporting was effective as of December 31, 2022.

This annual report does not include an attestation report of the Company's registered public accounting firm regarding internal control over financial reporting. Management's report was not subject to attestation by the Company's registered public accounting firm pursuant to rules of the SEC that permit the Company to provide only management's report in this annual report.

Changes in internal control over financial reporting

There were no changes in the Company's internal control over financial reporting identified in connection with the evaluation of internal control over financial reporting that occurred during the fourth quarter of 2022 that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting. Certain immaterial changes to the Company's internal control over financial were made during the quarter.

ITEM 9B. OTHER INFORMATION

None.

ITEM 9C. DISCLOSURE REGARDING FOREIGN JURISDICITONS THAT PREVENT INSPECTIONS

Not applicable.

PART III

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

The information required by this Item is incorporated herein by reference to the definitive Proxy Statement, under the captions "Election of Directors," "Executive Officers," "Code of Ethics", and, if applicable, "Security Ownership of Certain Beneficial Owners and Management," that will be filed with the Securities and Exchange Commission in connection with the Company's 2023 Annual Meeting of Stockholders (the "Company's Proxy Statement").

ITEM 11. EXECUTIVE COMPENSATION

The information required by this Item is incorporated herein by reference to the Company's Proxy Statement, under the captions "Executive Compensation" and "Director Compensation."

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

The information required by this Item is incorporated herein by reference to the Company's Proxy Statement, under the caption "Security Ownership of Certain Beneficial Owners and Management."

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

The information required by this Item is incorporated herein by reference to the Company's Proxy Statement, under the caption "Certain Relationships and Related Transactions" and "Election of Directors."

ITEM 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The information required by this Item is incorporated herein by reference to the Company's Proxy Statement, under the caption "Ratification of the Appointment of the Independent Registered Public Accounting Firm."

ITEM 15. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(a)   1. See Index to Consolidated Financial Statements.

2. Financial Statement Schedules have been omitted because they are not applicable or the required information is shown in the Consolidated Financial Statements or Notes thereto included under Item 8, ''Financial Statements and Supplementary Data.''

(b)   List of Exhibits

Exhibit Number*	
3.1	Amended and Restated Certificate of Incorporation of Registrant (Exhibit 3.1 to Form 8-K filed by Registrant on April 5, 2021)
3.2	Bylaws of Registrant (Exhibit 3.2 to Form 8-K filed by Registrant on August 24, 2020)
3.3	Certificate of Designations for the Series B Junior Participating Preferred Stock (Exhibit 3.1 to Form 8-K filed by Registrant on September 11, 2019)
3.4	Certificate of Designations of Senior Non-Cumulative Perpetual Preferred Stock, Series C (Exhibit 3.1 to Form 8-K filed by Registrant on June 8, 2022)
4.1	Description of Registrant's Securities Registered Pursuant to Section 12 of the Securities Exchange Act of 1934 (Exhibit 4.1 to Form 10-K filed by Registrant on April 15, 2022)
4.2	Rights Agreement, dated as of September 10, 2019, entered between Broadway Financial Corporation and Computershare Trust Company, N.A., as rights agent (Exhibit 4.1 to Form 8-K filed by Registrant on September 11, 2019)
4.3	Amendment to Rights Agreement, dated as of August 25, 2020, entered between Broadway Financial Corporation and Computershare Trust Company, N.A. (Exhibit 4.1 to Form 8-K file by Registrant on August 26, 2020)
4.4	Registration Rights Agreement (Exhibit 10.2 to Form 8-K filed by Registrant on June 8, 2022)
10.1**	Broadway Federal Bank Employee Stock Ownership Plan (Exhibit 10.1 to Form 10-K filed by Registrant on March 28, 2016)
10.2**	Amended and Restated Broadway Financial Corporation 2008 Long Term Incentive Plan (Exhibit 10.3 to Form 10-Q filed by Registrant on August 12, 2016)
10.3**	Amended Form of Award Agreement for stock options granted pursuant to Amended and Restated Broadway Financial Corporation 2008 Long-Term Incentive Plan (Exhibit 10.1 to Form 10-Q filed by Registrant on August 12, 2016)
10.4**	Broadway Financial Corporation 2018 Long-Term Incentive Plan (Exhibit 10.5 to Form 10-K filed by Registrant on March 29, 2019)
10.5**	Form of Award Agreement for restricted stock granted pursuant to Broadway Financial Corporation 2018 Long-Term Incentive Plan (Exhibit 10.6 to Form 10-K filed by Registrant on March 29, 2019)
10.6**	Employment Agreement, dated as of March 22, 2017, for Wayne-Kent A. Bradshaw (Exhibit 10.7 to Form 10-K filed by Registrant on March 29, 2019)
10.7**	Award Agreement, dated as of February 27, 2019 for grant of restricted stock to Wayne-Kent A. Bradshaw pursuant to Broadway Financial Corporation 2018 Long-Term Incentive Plan (Exhibit 10.10 to Form 10-K filed by Registrant on March 29, 2019)
10.8**	Employment Agreement, dated as of May 1, 2017, for Brenda J. Battey (Exhibit 10.11 to Form 10-K filed by Registrant on March 29, 2019)
10.9**	Amendment to Employment Agreement for Brenda J. Battey, dated as of January 14, 2021 (Exhibit 10.1 to form 8-K filed by Registrant on January 14, 2021)
10.10**	Employment Agreement, dated as of May 1, 2017, for Norman Bellefeuille (Exhibit 10.12 to Form 10-K filed by Registrant on March 29, 2019)
10.11**	Amendment to Employment Agreement for Norman Bellefeuille, dated as of January 14, 2020 (Exhibit 10.2 to form 8-K filed by Registrant on January 14, 2021)
10.12**	Employment Agreement, dated as of May 1, 2017, for Ruth McCloud (Exhibit 10.13 to Form 10-K filed by Registrant on March 29, 2019)

Exhibit Number*	
10.13**	Amendment to Employment Agreement for Ruth McCloud, dated as of January 14, 2020 (Exhibit 10.3 to form 8-K filed by Registrant on January 14, 2021)
10.14**	Broadway Federal Bank Incentive Compensation Plan (Exhibit 10.14 to Form 10-K filed by the Registrant on March 31, 2021)
10.15**	Employment Agreement, dated and effective as of November 17, 2021, between Registrant and Brian E. Argrett (Exhibit 10.1 to Form 8-K filed by Registrant on November 18, 2021)
10.16	Stock Purchase Agreement, dated as of December 21, 2016, entered between First Republic Bank and Registrant (Exhibit 10.8 to Form 10-K filed by Registrant on March 27, 2017)
10.17	ESOP Loan Agreement and ESOP Pledge Agreement, each dated as of December 19, 2016, entered into between Registrant and Miguel Paredes, as trustee for the Broadway Federal Bank, f.s.b., Employee Stock Ownership Plan Trust, and related Promissory Note, dated as of December 19, 2016 (Exhibit 10.12 to Form 10-K filed by Registrant on March 27, 2017)
10.18	Stock Purchase Agreement, dated as of November 23, 2020, entered between Banc of America Strategic Investments Corporation and Registrant (Exhibit 10.15 to Registration Statement on S-4 filed by Registrant on January 19, 2021)
10.19	Stock Purchase Agreement, dated as of November 23, 2020, entered between Cedars-Sinai Medical Center and Registrant (Exhibit 10.14 to Registration Statement on S-4 filed by Registrant on January 19, 2021)
10.20	Stock Purchase Agreement, dated as of November 24, 2020, entered between Wells Fargo Central Pacific Holdings, Inc. and Registrant (Exhibit 10.16 to Registration Statement on S-4 filed by Registrant on January 19, 2021)
10.21	Stock Purchase Agreement, dated as of February 19, 2021, entered between Ally Ventures, a business unit of Ally Financial Inc., and Registrant (Exhibit 10.24 to Form 10-K filed by Registrant on March 31, 2021)
10.22	Stock Purchase Agreement, dated as of February 19, 2021, entered between Banner Bank and Registrant (Exhibit 10.25 to Form 10-K filed by Registrant on March 31, 2021)
10.23	Stock Purchase Agreement, dated as of February 19, 2021, entered between Citicorp Banking Corporation and Registrant (Exhibit 10.26 to Form 10-K filed by Registrant on March 31, 2021)
10.24	Stock Purchase Agreement, dated as of February 19, 2021, entered between First Republic Bank and Registrant (Exhibit 10.8 to Form 10-K filed by Registrant on March 31, 2021)
10.25	Stock Purchase Agreement, dated as of February 19, 2021, entered between Gerald I. White and Registrant (Exhibit 10.28 to Form 10-K filed by Registrant on March 31, 2021)
10.26	Stock Purchase Agreement, dated as of February 19, 2021, entered between Gerald I. White, in his capacity as the trustee for the Grace & White, Inc. Profit Sharing Plan, and Registrant (Exhibit 10.29 to Form 10-K filed by Registrant on March 31, 2021)
10.27	Stock Purchase Agreement, dated as of February 19, 2021, entered between Registrant and Butterfield Trust (Bermuda) Limited as trustee of each of the following: The Lorraine Grace Will Trust, The Anne Grace Kelly Trust 99, The Gwendolyn Grace Trust 99, The Lorraine L. Grace Trust 99, and The Ruth Grace Jervis Millennium Trust (Exhibit 10.30 to Form 10-K filed by Registrant on March 31, 2021)
10.28	Stock Purchase Agreement, dated as of February 19, 2021, entered between Texas Capital Community Development Corporation and Registrant (Exhibit 10.31 to Form 10-K filed by Registrant on March 31, 2021)
10.29	Stock Purchase Agreement, dated as of February 20, 2021, entered between J.P. Morgan Chase Community Development Corporation and Registrant (Exhibit 10.32 to Form 10-K filed by Registrant on March 31, 2021)
10.30	Letter Agreement and Securities Purchase Agreement, dated June 7, 2022 (Exhibit 10.1 to Form 8-K filed by Registrant on June 8, 2022)
21.1	List of Subsidiaries
23.1	Consent of Moss Adams LLP
31.1	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
31.2	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

Exhibit Number*	
32.1	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
32.2	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
101.INS	Inline XBRL Instance Document
101.SCH	Inline XBRL Taxonomy Extension Schema Document
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	Inline XBRL Taxonomy Extension Definitions Linkbase Document
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104	The cover page from this Annual Report on Form 10-K, formatted in Inline XBRL (included as Exhibit 101).

---

* Exhibits followed by a parenthetical reference are incorporated by reference herein from the document filed by the Registrant with the SEC described therein. Except as otherwise indicated, the SEC File No. for each incorporated document is 000-27464.

** Management contract or compensatory plan or arrangement.

ITEM 16. FORM 10-K SUMMARY

None.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BROADWAY FINANCIAL CORPORATION

By: /s/ BRIAN ARGRETT

Brian Argrett
Chief Executive Officer

Date: April 11, 2023

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

/s/ BRIAN ARGRETT	Date: April 11, 2023
Brian Argrett	
Chief Executive Officer and President	
(Principal Executive Officer)	
/s/ BRENDA J. BATTEY	Date: April 11, 2023
Brenda J. Battey	
Chief Financial Officer	
(Principal Financial Officer and Principal Accounting Officer)	
/s/ WAYNE-KENT A. BRADSHAW	Date: April 11, 2023
Wayne-Kent A. Bradshaw	
Chairman of the Board	
/s/ MARIE C. JOHNS	Date: April 11, 2023
Marie C. Johns	
Lead Independent Director	
/s/ WILLIAM A. LONGBRAKE	Date: April 11, 2023
William A. Longbrake	
Audit Committee Chairman	
/s/ ROBERT C. DAVIDSON, JR.	Date: April 11, 2023
Robert C. Davidson, Jr.	
Director	
/s/ MARY ANN DONOVAN	Date: April 11, 2023
Mary Ann Donovan	
Director	
/s/ DAVID J. MCGRADY	Date: April 11, 2023
David J. McGrady	
Director	
/s/ DUTCH C. ROSS III	Date: April 11, 2023
Dutch C. Ross III	
Director	
/s/ JOHN M. DRIVER	Date: April 11, 2023
John M. Driver	
Director	

BROADWAY FINANCIAL CORPORATION AND SUBSIDIARY

Index to Consolidated Financial Statements

Years ended December 31, 2022 and 2021

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of
Broadway Financial Corporation

Opinion on the Financial Statements

We have audited the accompanying *consolidated* statements of financial condition of Broadway Financial Corporation *and Subsidiary* (the "Company") as of *December 31, 2022 and 2021*, the related consolidated statements of *operations and comprehensive loss, changes in stockholders' equity, and cash flows* for the year*s* then ended, and the related notes (collectively, referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Company as of December 31, 2022 and 2021, and the consolidated results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These *consolidated* financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's *consolidated* financial statements based on our audit*s*. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit*s* in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the *consolidated* financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting in accordance with the standards of the PCAOB. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting in accordance with the standards of the PCAOB. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures to respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the *consolidated* financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the *consolidated* financial statements. We believe that our audit*s* provide a reasonable basis for our opinion.

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee, and that (1) relate to accounts or disclosures that are material to the consolidated financial statements, and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing a separate opinion on the critical audit matters or on the accounts or disclosures to which it relates.

As described in Notes 1 and 5 to the consolidated financial statements, the Company's allowance for loan losses balance was $4.4 million at December 31, 2022. The allowance for loan losses is a valuation allowance for probable incurred credit losses. Loan losses are charged against the allowance when management believes the uncollectability of a loan balance is confirmed. Management estimates the allowance balance required using past loan loss experience, the nature and volume of the portfolio, information about specific borrower situations and estimated collateral values, economic conditions, and other factors. The allowance consists of general and specific components. The general component covers loans that are collectively evaluated for impairment and is based on historical loss experience adjusted for current factors. The historical loss experience is determined by portfolio segment with the use of a loss migration analysis and is based on the actual loss history experienced by the Company over the most recent five years. The Company assigns a risk rating to all loans based on historical loss experience and periodically performs detailed reviews of all such loans over a certain threshold to identify credit risks and assess overall collectability. This actual loss experience is supplemented with information about other current economic factors based on the risks present for each portfolio segment. These current economic factors include consideration of the following: levels of and trends in delinquencies and impaired loans; levels of and trends in charge-offs and recoveries; trends in volume and terms of loans; effects of any changes in risk selection and underwriting standards; other changes in lending policies, procedures, and practices; experience, ability, and depth of lending management and other relevant staff; national and local economic trends and conditions; industry conditions; and effects of changes in credit concentrations.

We identified management's risk ratings of loans and the estimation of current economic factors, both of which are used in the allowance for loan losses calculation, as critical audit matters. These estimates and underlying assumptions require significant management judgment in the evaluation of the credit quality and the estimation of incurred losses inherent within the loan portfolio as of the balance sheet date involved significant audit effort as well as especially challenging and subjective auditor judgment when performing audit procedures and evaluating the results of those procedures.

The following are primary procedures we performed to address the critical audit matters.

We tested management's process to develop the risk ratings of loans and the estimation of economic factors which included the following:

- Testing a risk-based targeted selection of loans to evaluate the risk ratings.

- Evaluating the reasonableness of the assumptions used for adjustments to the economic factors.

- Obtaining management's analysis and supporting documentation related to the economic factors, and testing whether the economic factors used in the calculation of the allowance for loan losses are supported by the analysis provided by management.

- Evaluating the methodology and assumptions used in the calculation of the allowance for loan losses, and testing the calculation itself, including completeness and accuracy of the data used in the calculation, application of the loan risk ratings determined by management and used in the calculation, application of the current economic factors determined by management and used in the calculation, and recalculation of the allowance for loan losses balance.

/s/ Moss Adams LLP

Sacramento, California
April 10, 2023

We have served as the Company's auditor since 2014.

BROADWAY FINANCIAL CORPORATION AND SUBSIDIARY

Consolidated Statements of Financial Condition

	December 31, 2022	December 31, 2021
	(In thousands, except share and per share)	
Assets:		
Cash and due from banks	$ 7,459	$ 38,418
Interest-bearing deposits in other banks	8,646	193,102
Cash and cash equivalents	16,105	231,520
Securities available-for-sale, at fair value	328,749	156,396
Loans receivable held for investment, net of allowance of $4,388 and $3,391	768,046	648,513
Accrued interest receivable	3,973	3,372
Federal Home Loan Bank (FHLB) stock	5,535	2,573
Federal Reserve Bank (FRB) stock	5,264	693
Office properties and equipment, net	10,291	10,344
Bank owned life insurance	3,233	3,190
Deferred tax assets, net	11,872	6,101
Core deposit intangible, net	2,501	2,936
Goodwill	25,858	25,996
Other assets	2,866	1,871
Total assets	**$1,184,293**	**$1,093,505**
Liabilities and stockholders' equity		
Liabilities:		
Deposits	$ 686,916	$ 788,052
Securities sold under agreements to repurchase	63,471	51,960
FHLB advances	128,344	85,952
Notes payable	14,000	14,000
Accrued expenses and other liabilities	11,910	12,441
Total liabilities	**904,641**	**952,405**
Stockholders' Equity:		
Cumulative Perpetual Preferred stock, Series A; authorized 3,000 shares at December 31, 2022 and December 31, 2021; issued and outstanding no shares at December 31, 2022 and 3,000 at December 31, 2021; liquidation value $1,000 per share	—	3,000
Non-Cumulative Redeemable Perpetual Preferred stock, Series C; authorized 150,000 shares at December 31, 2022 and no shares as of December 31, 2021; issued and outstanding 150,000 shares at December 31, 2022 and no shares at December 31, 2021; liquidation value $1,000 per share	150,000	—
Common stock, Class A, $0.01 par value, voting; authorized 75,000,000 shares at December 31, 2022 and December 31, 2021; issued 51,265,209 shares at December 31, 2022 and 46,291,852 shares at December 31, 2021; outstanding 48,647,383 shares at December 31, 2022 and 43,674,026 shares at December 31, 2021	513	463
Common stock, Class B, $0.01 par value, non-voting; authorized 15,000,000 shares at December 31, 2022 and December 31, 2021; issued and outstanding 11,404,618 shares at December 31, 2022 and December 31, 2021	114	114
Common stock, Class C, $0.01 par value, non-voting; authorized 25,000,000 shares at December 31, 2022 and December 31, 2021; issued and outstanding 13,380,516 at December 31, 2022 and 16,689,775 shares at December 31, 2021	134	167
Additional paid-in capital	143,491	140,289
Retained earnings	9,294	3,673
Unearned Employee Stock Ownership Plan (ESOP) shares	(1,265)	(829)
Accumulated other comprehensive loss, net of tax	(17,473)	(551)
Treasury stock-at cost, 2,617,826 shares at December 31, 2022 and at December 31, 2021	(5,326)	(5,326)
Total Broadway Financial Corporation and Subsidiary stockholders' equity	**279,482**	**141,000**
Non-controlling interest	**170**	**100**
Total liabilities and stockholders' equity	**$1,184,293**	**$1,093,505**

See accompanying notes to consolidated financial statements.

BROADWAY FINANCIAL CORPORATION AND SUBSIDIARY

Consolidated Statements of Operations and Comprehensive Loss

	Years Ended December 31,	
	2022	**2021**
	(In thousands, except per share)	
Interest income:		
Interest and fees on loans receivable	$ 28,732	$22,831
Interest on available-for-sale securities	5,596	1,396
Other interest income	1,941	525
Total interest income	36,269	24,752
Interest expense:		
Interest on deposits	2,104	1,676
Interest on borrowings	1,305	2,073
Total interest expense	3,409	3,749
Net interest income	32,860	21,003
Loan loss provision	997	176
Net interest income after loan loss provision	31,863	20,827
Non-interest income:		
Service charges	145	249
CDFI Grant	—	2,043
Other	1,050	922
Total non-interest income	1,195	3,214
Non-interest expense:		
Compensation and benefits	14,303	16,007
Occupancy expense	1,615	1,781
Information services	2,933	3,817
Professional services	2,758	3,701
Supervisory costs	413	493
Office services and supplies	174	284
Corporate insurance	231	345
Amortization of core deposit intangible	435	393
Other	2,077	2,106
Total non-interest expense	24,939	28,927
Income (loss) before income taxes	8,119	(4,886)
Income tax expense (benefit)	2,413	(937)
Net income (loss)	$ 5,706	$ (3,949)
Less: Net income attributable to non-controlling interest	70	101
Net income (loss) attributable to Broadway Financial Corporation	$ 5,636	$ (4,050)
Other comprehensive loss, net of tax:		
Unrealized losses on securities available-for-sale arising during the period	$(24,047)	$ (998)
Income tax benefit	(7,125)	(283)
Other comprehensive loss, net of tax	(16,922)	(715)
Comprehensive loss	$(11,286)	$ (4,765)
Earnings (loss) per common share-basic	$ 0.08	$ (0.07)
Earnings (loss) per common share-diluted	$ 0.08	$ (0.07)

See accompanying notes to consolidated financial statements.

BROADWAY FINANCIAL CORPORATION AND SUBSIDIARY

Consolidated Statements of Changes in Stockholders' Equity
(In thousands, except share and per share)

	Preferred Stock Non-Voting	Common Stock Voting	Common Stock Non-Voting	Additional Paid in Capital	Accumulated Other Comprehensive Loss	Retained Earnings (Substantially Restricted)	Unearned ESOP Shares	Treasury Stock	Non-Controlling Interest	Total Stockholders' Equity
Balance at December 31, 2020	$ —	$219	$ 87	$ 46,851	$ 164	$ 7,783	$ (893)	$(5,326)	$ —	$ 48,885
Net income for the twelve months ended December 31, 2020	—	—	—	—	—	(4,050)	—	—	101	(3,949)
Preferred shares issued in business combination	3,000	—	—	—	—	—	—	—	—	3,000
Common shares issued in business combination	—	140	114	62,839	—	—	—	—	164	63,257
Release of unearned ESOP shares	—	—	—	45	—	—	64	—	—	109
Restricted stock compensation expense	—	—	—	363	—	—	—	—	—	363
Director stock compensation expense	—	—	—	45	—	—	—	—	—	45
Stock option compensation expense	—	—	—	7	—	—	—	—	—	7
Conversion of preferred shares to common shares	—	—	—	—	—	—	—	—	—	—
Share transferred from voting to non-voting after business combination	—	(7)	7	—	—	—	—	—	—	—
Common shares issued in private placement	—	112	73	30,652	—	—	—	—	—	30,837
Common stock cancelled for payment of tax withholding	—	(1)	—	(513)	—	—	—	—	—	(514)
Payment to non-controlling interest	—	—	—	—	—	—	—	—	(165)	(165)
Dividends paid on preferred stock	—	—	—	—	—	(60)	—	—	—	(60)
Other comprehensive loss, net of tax	—	—	—	—	(715)	—	—	—	—	(715)
Balance at December 31, 2021	$ 3,000	$463	$281	140,289	$ (551)	$ 3,673	$ (829)	$(5,326)	$ 100	$141,100
Net income for the twelve months ended December 31, 2022	—	—	—	—	—	5,636	—	—	70	5,706
Preferred shares issued	150,000	—	—	—	—	—	—	—	—	150,000
Release of unearned ESOP shares	—	—	—	2	—	—	64	—	—	66
Increase in unreleased shares	—	—	—	—	—	—	(500)	—	—	(500)
Restricted stock compensation expense	—	5	—	128	—	—	—	—	—	133
Director stock compensation expense	—	—	—	84	—	—	—	—	—	84
Conversion of preferred shares to common shares	(3,000)	12	—	2,988	—	—	—	—	—	—
Conversion of non-voting shares into voting shares	—	33	(33)	—	—	—	—	—	—	—
Dividends paid on preferred stock	—	—	—	—	—	(15)	—	—	—	(15)
Other comprehensive loss, net of tax	—	—	—	—	(16,922)	—	—	—	—	(16,922)
Balance at December 31, 2022	$150,000	$513	$248	$143,491	$(17,473)	$ 9,294	$(1,265)	$(5,326)	$ 170	$279,652

See accompanying notes to consolidated financial statements.

BROADWAY FINANCIAL CORPORATION AND SUBSIDIARY

Consolidated Statements of Cash Flows

	Years Ended December 31	
	2022	**2021**
	(In thousands)	
Cash flows from operating activities:		
Net income (loss)	$ 5,706	$ (3,949)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:		
Loan loss provision	997	176
Depreciation	376	287
Net change of deferred loan origination costs	229	(229)
Net amortization of premiums & discounts on available-for-sale securities	(225)	643
(Accretion) amortization of purchase accounting marks on loans	(831)	58
Amortization of core deposit intangible	435	393
Director compensation expense-common stock	84	45
Accretion of premium on FHLB advances	(38)	(38)
Stock-based compensation expense	133	370
Valuation allowance on deferred tax asset	—	369
ESOP compensation expense	66	109
Earnings on bank owned life insurance	(43)	(43)
Change in assets and liabilities:		
Net change in deferred taxes	1,492	(1,272)
Net change in accrued interest receivable	(601)	(533)
Net change in other assets	(995)	908
Net change in accrued expenses and other liabilities	(461)	3,330
Net cash provided by operating activities	6,324	624
Cash flows from investing activities:		
Cash acquired in merger	—	84,745
Net change in loans receivable held for investment	(119,928)	(62,504)
Principal payments and maturities on available-for-sale securities	19,325	19,159
Purchase of available-for-sale securities	(215,500)	(16,523)
Purchase of FRB stock	(4,571)	—
Purchase of FHLB stock	(5,414)	(152)
Proceeds from redemption of FHLB stock	2,452	1,378
Purchase of office properties and equipment	(323)	(1,138)
Net cash (used in) provided by investing activities	(323,959)	24,965
Cash flows from financing activities:		
Net change in deposits	(101,136)	118,700
Net change in securities sold under agreements to repurchase	11,511	(7,985)
Increase in unreleased ESOP shares	(500)	—
Proceeds from issuance of preferred stock	150,000	—
Proceeds from issuance of common stock, net of issuance costs	—	30,837
Dividends paid on preferred stock	(15)	(60)
Distributions to non-controlling interest	—	(165)
Proceeds from FHLB advances	95,500	5,000
Repayments of FHLB advances	(53,140)	(32,676)
Stock cancelled for income tax withholding	—	(514)
Repayments of junior subordinated debentures	—	(3,315)
Net cash provided by financing activities	102,220	109,822
Net change in cash and cash equivalents	(215,415)	135,411
Cash and cash equivalents at beginning of the period	231,520	96,109
Cash and cash equivalents at end of the period	$ 16,105	$231,520

See accompanying notes to consolidated financial statements.

	Years Ended December 31	
	2022	**2021**
	(In thousands)	
Supplemental disclosures of cash flow information:		
Cash paid for interest.	$3,053	$ 3,716
Cash paid for income taxes	332	711
Supplemental non-cash disclosures:		
Right-of-use assets obtained in exchange for operating lease liabilities	$ —	$ 1,119
Common stock issued in exchange for preferred stock	3,000	—
Assets acquired (liabilities assumed) in acquisition:		
Securities available-for-sale, at fair value	$ —	$ 149,975
Loans receivable	—	225,885
Accrued interest receivable	—	1,637
FHLB and FRB stock	—	1,061
Office property and equipment	—	6,953
Goodwill.	(138)	25,966
Core deposit intangible	—	3,329
Other assets	—	2,290
Deposits	—	(353,722)
FHLB advances	—	(3,166)
Securities sold under agreements to repurchase	—	(59,945)
Other borrowings	—	(14,000)
Deferred taxes	138	(717)
Accrued expenses and other liabilities	—	(4,063)

See accompanying notes to consolidated financial statements.

Note 1 – Summary of Significant Accounting Policies

Nature of Operations and Principles of Consolidation

Broadway Financial Corporation was incorporated under Delaware law in 1995 for the purpose of acquiring and holding all of the outstanding capital stock of Broadway Federal Savings and Loan Association as part of the bank's conversion from a federally chartered mutual savings association to a federally chartered stock savings bank. In connection with the conversion, the bank's name was changed to Broadway Federal Bank, f.s.b. ("Broadway Federal"). The conversion was completed, and the Broadway Federal became a wholly-owned subsidiary of the Company, in January 1996.

On April 1, 2021, the Company completed its merger with CFBanc Corporation, with the Company continuing as the surviving entity. Immediately following the CFBanc Merger, Broadway Federal merged with and into City First Bank of D.C., National Association with City First Bank of D.C., National Association (the "Bank") continuing as the surviving entity (combined with Broadway Federal). Concurrently with the Merger, the Bank changed its name to City First Bank, National Association.

The Bank's business is that of a financial intermediary and consists primarily of attracting deposits from the general public and using such deposits, together with borrowings and other funds, to make mortgage loans secured by residential and commercial real estate located in the Bank's market areas. At December 31, 2022, the Bank operated three retail-banking offices: Los Angeles and in the nearby city of Inglewood in California, and another in Washington, D.C. The Bank is subject to significant competition from other financial institutions and is also subject to regulation by certain federal agencies and undergoes periodic examinations by those regulatory authorities.

The accompanying consolidated financial statements include Broadway Financial Corporation and its wholly owned subsidiary, City First Bank, National Association (together with the Company, "City First Broadway"). Also included in the consolidated financial statements are the following subsidiaries of City First Bank: 1432 U Street LLC, Broadway Service Corporation, City First Real Estate LLC, City First Real Estate II LLC, City First Real Estate III LLC, City First Real Estate IV LLC, and CF New Markets Advisors, LLC ("CFNMA"). In addition, CFNMA also consolidates CFC Fund Manager II, LLC; City First New Markets Fund II, LLC; City First Capital IX, LLC; and City First Capital 45, LLC ("CFC 45") into its financial results. The results of Broadway Service Corporation, a wholly owned subsidiary of the Bank, are also included in the consolidated financial statements. All significant intercompany balances and transactions have been eliminated in consolidation.

Use of Estimates

To prepare consolidated financial statements in conformity with U.S. generally accepted accounting principles, management makes estimates and assumptions based on available information. These estimates and assumptions affect the amounts reported in the consolidated financial statements and the disclosures provided, and actual results could differ from these estimates. The allowance and provision for loan losses, specific reserves for impaired loans, fair value of acquired assets and liabilities in business combinations, fair value of real estate owned, deferred tax asset valuation allowance, and fair values of investment securities and other financial instruments are particularly subject to change.

Cash and Cash Equivalents

Cash and cash equivalents include cash on hand, cash items in the process of collection, amounts due from correspondent banks and the Federal Reserve Bank of San Francisco (the "Federal Reserve Bank"), and interest-bearing deposits in other banks with initial terms of ninety days or less. The Company may be required to maintain reserve and clearing balances with the Federal Reserve Bank under the Federal Reserve Act of 1913, as amended. Effective on March 26, 2020, as a part of Federal Reserve Bank's tools to promote maximum employment, Federal Reserve Bank Board reduced reserve requirement ratios to zero. The reserve and clearing requirement balance were no longer required at December 31, 2022. Net cash flows are reported for customer loan and deposit transactions, interest-bearing deposits in other banks, deferred income taxes and other assets and liabilities.

Investment Securities

Debt securities are classified as held-to-maturity and carried at amortized cost when management has the positive intent and ability to hold them to maturity. Debt securities are classified as available-for-sale when they might be sold before maturity. Securities available-for-sale are carried at fair value, with unrealized holding gains and losses reported in other comprehensive income (loss), net of tax.

Interest income includes amortization of purchase premium or discount. Premiums and discounts on securities are amortized on the level-yield method without anticipating prepayments. Gains and losses on sales are recorded on the trade date and determined using the specific identification method.

Management evaluates securities for other-than-temporary impairment ("OTTI") on at least a quarterly basis, and more frequently when economic or market conditions warrant such an evaluation. Consideration is given to the financial condition and near-term prospects of the issuer, the length of time and the extent to which the fair value has been less than the cost, and the intent and ability of management to retain its investment in the issuer for a period of time sufficient to allow for any anticipated recovery in fair value. In analyzing an issuer's financial condition, management considers whether the securities are issued by the federal government or its agencies, whether downgrades by bond rating agencies have occurred, and the results of reviews of the issuer's financial condition.

Loans Receivable Held for Investment

Loans that management has the intent and ability to hold for the foreseeable future or until maturity or payoff are reported at the principal balance outstanding, net of allowance for loan losses, deferred loan fees and costs and unamortized premiums and discounts. Interest income is accrued on the unpaid principal balance. Loan origination fees, net of certain direct loan origination costs, premiums and discounts are deferred, and recognized in income using the level-yield method without anticipating prepayments.

Interest income on all loans is discontinued at the time the loan is 90 days delinquent unless the loan is well-secured and in process of collection. Past due status is based on the contractual terms of the loan. In all cases, loans are placed on non-accrual or charged-off at an earlier date if collection of principal or interest is considered doubtful.

All interest accrued but not received for loans placed on non-accrual is reversed against interest income. Interest received on such loans is accounted for on the cash-basis or cost recovery method, until qualifying for return to accrual. Loans are returned to accrual status when all the principal and interest amounts contractually due are brought current and future payments are reasonably assured.

Concentration of Credit Risk

Concentrations of credit risk arise when several customers are engaged in similar business activities, or activities in the same geographic region, or have similar economic features that would cause their ability to meet contractual obligations to be similarly affected by changes in economic conditions. The Company's lending activities are predominantly in real estate loans that are secured by properties located in Southern California and in Washington, D.C. and many of the borrowers reside in those areas. Therefore, the Company's exposure to credit risk is significantly affected by changes in the economy and real estate market in the markets in which the Company operates.

Loans Purchased

The Bank purchases or participates in loans originated by other institutions from time to time. Subject to regulatory restrictions applicable to savings institutions, the Bank's current loan policies allow all loan types to be purchased. The determination to purchase specific loans or pools of loans is based upon the Bank's investment needs and market opportunities and is subject to the Bank's underwriting policies, which require consideration of the financial condition of the borrower and the appraised value of the property, among other factors. Premiums or discounts incurred upon the purchase of loans are recognized in income using the interest method over the estimated life of the loans, adjusted for actual prepayments. No loans were purchased during 2022 and 2021.

Purchased Credit Impaired Loans

As part the Company's merger with CFBanc, the Company acquired certain loans that have shown evidence of credit deterioration since origination; these loans are referred to as purchased credit impaired loans. These PCI loans are recorded at their fair value at acquisition, such that there is no carryover of the seller's allowance for loan losses. Such

PCI loans are accounted for individually. The Company estimates the amount and timing of expected cash flows for each PCI loan, and the expected cash flows in excess of the allocated fair value is recorded as interest income over the remaining life of the loan (accretable yield). The excess of the loan's contractual principal and interest over expected cash flows is not recorded (non-accretable difference). Over the life of the PCI loan, expected cash flows continue to be estimated each quarter. If the present value of expected cash flows decreases from the prior estimate, a provision for loan losses is recorded and an allowance for loan losses is established. If the present value of expected cash flows increases from the prior estimate, the increase is recognized as part of future interest income. If the timing and amount of cash flows is uncertain, then cash payments received will be recognized as a reduction of the recorded investment.

Allowance for Loan Losses

The allowance for loan losses is a valuation allowance for probable incurred credit losses. Loan losses are charged against the allowance when management believes the uncollectability of a loan balance is confirmed. Subsequent cash recoveries, if any, are credited to the allowance. Management estimates the allowance balance required using past loan loss experience, the nature and volume of the portfolio, information about specific borrower situations and estimated collateral values, economic conditions, and other factors. Allocations of the allowance may be made for specific loans, but the entire allowance is available for any loan that, in management's judgment, could be charged off.

The allowance consists of specific and general components. The specific component relates to loans that are individually classified as impaired when, based on current information and events, it is probable that the Company will be unable to collect all amounts due according to the contractual terms of the loan agreement. Loans for which the terms have been modified resulting in a concession, and for which the borrower is experiencing financial difficulties, are considered troubled debt restructurings and classified as impaired.

Factors considered by management in determining impairment include payment status, collateral value, and the probability of collecting scheduled principal and interest payments when due. Loans that experience insignificant payment delays and payment shortfalls generally are not classified as impaired. Management determines the significance of payment delays and payment shortfalls on case-by-case basis, taking into consideration all of the circumstances surrounding the loan and the borrower, including the length of the delay, the reasons for the delay, the borrower's prior payment record, and the amount of the shortfall in relation to the principal and interest owed.

If a loan is impaired, either a portion of the allowance is allocated so that the loan is reported, net, at the present value of estimated future cash flows using the loan's existing rate or alternatively a charge-off is taken to record the loan at the fair value of the collateral, less estimated selling costs, if repayment is expected solely from the collateral.

TDRs are individually evaluated for impairment and included in the separately identified impairment disclosures. TDRs are measured at the present value of estimated future cash flows using the loan's effective rate at inception. If a TDR is a collateral dependent loan, the loan is reported, net, at the fair value of the collateral. For TDRs that subsequently default, the Company determines the amount of any necessary additional charge-off based on internal analyses and appraisals of the underlying collateral securing these loans.

The general component covers loans that are collectively evaluated for impairment and is based on historical loss experience adjusted for current factors. The historical loss experience is determined by portfolio segment with the use of a loss migration analysis and is based on the actual loss history experienced by the Company over the most recent five years. This actual loss experience is supplemented with information about other current economic factors based on the risks present for each portfolio segment. These current economic factors include consideration of the following: levels of and trends in delinquencies and impaired loans; levels of and trends in charge-offs and recoveries; trends in volume and terms of loans; effects of any changes in risk selection and underwriting standards; other changes in lending policies, procedures, and practices; experience, ability, and depth of lending management and other relevant staff; national and local economic trends and conditions; industry conditions; and effects of changes in credit concentrations.

The following portfolio segments have been identified: one-to-four units ("single family"), five or more units ("multi-family"), commercial real estate, church, construction, commercial loans, and consumer loans. The risks in our various portfolio segments are as follows:

Single Family – Subject to adverse employment conditions in the local economy leading to increased default rate, decreased market values from oversupply in a geographic area and incremental rate increases on adjustable rate mortgages which may impact the ability of borrowers to maintain payments.

Multi-Family – Subject to adverse various market conditions that cause a decrease in market value or lease rates, changes in personal funding sources for tenants, oversupply of units in a specific region, population shifts and reputational risks.

Commercial Real Estate – Subject to adverse conditions in the local economy which may lead to reduced cash flows due to vacancies and reduced rental rates, and decreases in the value of underlying collateral.

Church – Subject to adverse economic and employment conditions, which may lead to reduced cash flows from members' donations and offerings, and the stability, quality, and popularity of church leadership.

Construction – Subject to adverse conditions in the local economy, which may lead to reduced demand for new commercial, multi-family or single family buildings or reduced lease or sale opportunities once the building is complete.

Commercial – Subject to industry and economic conditions including decreases in product demand.

Consumer – Subject to adverse employment conditions in the local economy, which may lead to higher default rates.

Business Combinations

Business combinations are accounted for using the acquisition accounting method. Under the acquisition method, the Company measures the identifiable assets acquired, including identifiable intangible assets, and liabilities assumed in a business combination at fair value on the acquisition date. Goodwill is generally determined as the excess of the fair value of the consideration transferred, plus the fair value of any noncontrolling interests in the acquiree, over the fair value of the net assets acquired and liabilities assumed as of the acquisition date.

Goodwill and intangible assets acquired in a purchase business combination and that are determined to have an indefinite useful life are not amortized, but tested for impairment at least annually or more frequently if events and circumstances exist that indicate the necessity for such impairment tests to be performed. The Company has selected November 30th as the date to perform the annual impairment test. Intangible assets with definite useful lives are amortized over their estimated useful lives to their estimated residual values. Goodwill is the only intangible asset with an indefinite life on the Company's consolidated statement of financial condition.

Core deposit intangible assets arising from mergers and acquisitions are amortized on an accelerated basis reflecting the pattern in which the economic benefits of the intangible asset are consumed or otherwise used up. The estimated life of the core deposit intangible is approximately 10 years.

Office Properties and Equipment

Land is carried at cost. Premises and equipment are stated at cost less accumulated depreciation. Buildings and related components are depreciated using the straight-line method with useful lives ranging from 10 to 40 years. Furniture, fixtures, and equipment are depreciated using the straight-line method with useful lives ranging from 3 to 10 years. Leasehold improvements are amortized over the lease term or the estimated useful life of the asset, whichever is shorter.

Federal Home Loan Bank (FHLB) and Federal Reserve Bank (FRB) stock

The Bank is a member of the FHLB and FRB systems. Members are required to own a certain amount of stock based on the level of borrowings and other factors, and may invest in additional amounts. FHLB and FRB stock are carried at cost, classified as restricted securities, and periodically evaluated for impairment based on ultimate recovery of their par value. Both cash and stock dividends are reported as income when declared.

Bank-Owned Life Insurance

The Bank has purchased life insurance policies on a former key executive. Bank owned life insurance is recorded at the amount that can be realized under the insurance contract at the balance sheet date, which is the cash surrender value adjusted for other charges or other amounts due that are probable at settlement.

Investment in Affordable Housing Limited Partnership

The Bank owns a less than 5% interest in an affordable housing limited partnership. The investment is recorded using the cost method and is being amortized over the life of the related tax credits. The tax credits are being recognized in income tax expense in the consolidated financial statements to the extent they are utilized on the Company's income tax returns. The investment is reviewed for impairment on an annual basis or on an interim basis if an event occurs that would trigger potential impairment.

Loan Commitments and Related Financial Instruments

Financial instruments include off-balance sheet credit instruments, such as commitments to make loans and commercial letters of credit, issued to meet customer financing needs. The face amount for these items represents the exposure to loss, before considering customer collateral or ability to repay. Such financial instruments are recorded when they are funded.

Variable Interest Entities ("VIE")

An entity is considered to be a VIE when it does not have sufficient equity investment at risk, the equity investors as a group lack the characteristics of a controlling financial interest, or the entity is structured with disproportionate voting rights and substantially all of the entity's activities are conducted on behalf of an investor with disproportionately few voting rights. The Company is required to consolidate a VIE when it holds a variable interest in the VIE and is also the primary beneficiary of the VIE. CFC 45 is a Community Development Entity ("CDE"), and is considered to be a VIE. The Company is the primary beneficiary because it has the power to direct activities that most significantly affect the economic performance of CFC 45 and has the obligation to absorb the majority of the losses or benefits of its financial performance.

Noncontrolling Interests

For consolidated subsidiaries that are less than wholly-owned, the third-party holdings of equity interests are referred to as noncontrolling interests. The portion of net income attributable to noncontrolling interests for such subsidiaries is presented as net income applicable to noncontrolling interests on the consolidated statements of operations and comprehensive income, and the portion of the stockholders' equity of such subsidiaries is presented as noncontrolling interests on the consolidated statements of financial condition and consolidated statements of changes in stockholders' equity.

Revenue Recognition

Accounting Standard Codification ("ASC") 606, Revenue from Contracts with Customers ("ASC 606"), establishes principles for reporting information about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity's contracts to provide goods or services to customers. The core principle requires the Company to recognize revenue to depict the transfer of goods or services to customers in an amount that reflects the consideration that it expects to be entitled to receive in exchange for those goods or services recognized as performance obligations are satisfied. Most of our revenue-generating transactions are not subject to ASC 606, including revenue generated from financial instruments, such as our loans and investment securities, as these activities are subject to other GAAP discussed elsewhere within our disclosures. The Company's revenue stream that is within the scope of Topic 606 is primarily service charges on deposit accounts, which consist of monthly service fees, check orders, and other deposit account related fees. The Company's performance obligation for monthly service fees is generally satisfied, and the related revenue recognized, over the period in which the service is provided. Check orders and other deposit account related fees are largely transaction based, and therefore, the Company's performance obligation is satisfied, and related revenue recognized, at a point in time. Payment for service charges on deposit accounts is primarily received immediately or in the following month through a direct charge to customers' accounts.

Stock-Based Compensation

Compensation cost is recognized for stock options and restricted stock awards issued to employees and directors, based on the fair value of these awards at the date of grant. A Black-Scholes model is utilized to estimate the fair value of stock options, while the market price of the Company's common stock at the date of grant is used for restricted stock awards.

Compensation cost is recognized over the required service period, generally defined as the vesting period. Compensation cost is recognized on a straight-line basis over the requisite service period for the entire award. The Company's accounting policy is to recognize forfeitures as they occur.

Income Taxes

Income tax expense is the total of the current year income tax due or refundable and the change in deferred tax assets and liabilities. Deferred tax assets and liabilities are the expected future tax amounts for the temporary differences between carrying amounts and tax bases of assets and liabilities, computed using enacted tax rates. A valuation allowance, if needed, reduces deferred tax assets to the amount expected to be realized.

A tax position is recognized as a benefit only if it is "more likely than not" that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the "more likely than not" test, no tax benefit is recorded.

The Company recognizes interest related to income tax matters in interest expense and penalties related to tax matters in income tax expense.

Retirement Plans

Employee 401(k) expense is the amount of matching contributions made by the Company.

Employee Stock Ownership Plan (ESOP)

The cost of shares issued to the ESOP, but not yet allocated to participants, is shown as a reduction of stockholders' equity. Compensation expense is based on the market price of shares as they are committed to be released to participant accounts. Dividends on allocated ESOP shares reduce retained earnings; dividends on unearned ESOP shares reduce debt and accrued interest.

Earnings (Loss) Per Common Share

Basic earnings (loss) per share of common stock is computed pursuant to the two-class method by dividing net income available to common stockholders less dividends paid on participating securities (unvested shares of restricted common stock) and any undistributed earnings attributable to participating securities by the weighted average common shares outstanding during the period. The weighted average common shares outstanding includes the weighted average number of shares of common stock outstanding less the weighted average number of unvested shares of restricted common stock. ESOP shares are considered outstanding for this calculation unless unearned. Diluted earnings per share of common stock includes the dilutive effect of unvested stock awards using treasury stock method and additional potential common shares issuable under stock options. For the year ended December 31, 2022, diluted earnings per share of common stock includes the dilutive effect of any unvested stock awards using the treasury stock method and the dilutive effect of any additional potential common shares issuable under stock options. Because the Company recorded losses for the year ended December 31, 2021, no unvested stock awards or potential common shares issuable under stock options were included in diluted earnings per share in that year.

Comprehensive Loss

Comprehensive loss consists of the net income (loss) from operations and other comprehensive income or loss. Other comprehensive loss includes unrealized gains and losses on securities available-for-sale, net of tax, which are also recognized as separate components of equity.

Loss Contingencies

Loss contingencies, including claims and legal actions arising in the ordinary course of business, are recorded as liabilities when the likelihood of loss is probable, and an amount or range of loss can be reasonably estimated. Management does not believe that any such matters existed as of the balance sheet date that will have a material effect on the consolidated financial statements.

Leases

The Company determines if an arrangement is a lease at inception. Operating lease right-of-use ("ROU") assets and operating lease liabilities are included in the Company's consolidated financial statements. ROU assets represent the Company's right-of-use of an underlying asset for the lease term, and lease liabilities represent the Company's obligation to make lease payments pursuant to the Company's leases. The ROU assets and liabilities are recognized at commencement of the lease based on the present value of lease payments over the lease term. To determine the present value of lease payments, the Company uses its incremental borrowing rate. The lease term may include options to extend or terminate the lease when it is reasonably certain that the Company will exercise that option. Lease expense is recognized on a straight-line basis over the lease term.

Fair Value Measurements

Fair value is the exchange price that would be received for an asset or paid to transfer a liability (exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. There are three levels of inputs that may be used to measure fair values:

Level 1: Quoted prices (unadjusted) for identical assets or liabilities in active markets that the entity has the ability to access as of the measurement date.

Level 2: Significant observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

Level 3: Significant unobservable inputs that reflect a company's own assumptions about the assumptions that market participants would use in pricing an asset or liability.

Fair values are estimated using relevant market information and other assumptions, as more fully disclosed in Note 9 "Fair Value". Fair value estimates involve uncertainties and matters of significant judgment regarding interest rates, credit risk, prepayments, and other factors, especially in the absence of broad markets for particular items. Changes in assumptions or in market conditions could significantly affect the estimates.

Operating Segments

The Company operates as a single segment. The operating information used by management to assess performance and make operating decisions about the Company is the consolidated financial data presented in these financial statements. For the years ended 2022 and 2021, the Company has determined that banking is its one reportable business segment.

Accounting Pronouncements Yet to Be Adopted

In June 2016, the FASB issued ASU 2016-13, "Financial Instruments – Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments." ASU 2016-13 replaces the incurred loss model with an expected loss model, which is referred to as the current expected credit loss (CECL) model. The CECL model is applicable to the measurement of credit losses on financial assets measured at amortized cost, including loan receivables, held-to-maturity debt securities, and reinsurance receivables. It also applies to off-balance sheet credit exposures not accounted for as insurance (such as loan commitments, standby letters of credit, financial guarantees, and other similar instruments) and net investments in leases recognized by a lessor. Under ASU 2016-13, available-for-sale debt securities are evaluated for impairment if fair value is less than amortized cost, with any estimated credit losses recorded through a credit loss expense and an allowance, rather than a write-down of the investment. Changes in fair value that are not credit-related will continue to be recorded in other comprehensive income. For debt securities with other-than-temporary impairment, the guidance will be applied prospectively. Existing PCI assets will be grandfathered and classified as purchased credit deteriorated (PCD) assets at the date of adoption. The asset will be grossed up for the allowance for expected credit losses for all PCD assets at the date of adoption and will continue to recognize the noncredit discount in interest income based on the yield of such assets as of the adoption date. Subsequent changes in expected credit losses will be recorded through the allowance. For all other assets within the scope of CECL, a cumulative-effect adjustment will be recognized in retained earnings as of the beginning of the first reporting period in which the guidance is effective.

In April 2019, the FASB issued ASU No. 2019-04, Codification Improvements to Topic 326, Financial Instruments - Credit Losses, Topic 815, Derivatives and Hedging, and Topic 825, Financial Instruments. This ASU clarifies the scope of the credit losses standard and addresses issues related to accrued interest receivable balances, recoveries, variable interest rates and prepayments, among other things. The amendments to Topic 326 have the same effective dates as ASU 2016-13. This guidance is not expected to have a significant impact on the Company's consolidated financial statements.

In May 2019, the FASB issued ASU No. 2019-05, Financial Instruments - Credit Losses (Topic 326): Targeted Transition Relief. This ASU allows entities to irrevocably elect the fair value option on an instrument-by-instrument basis for eligible financial assets measured at amortized cost basis upon adoption of the credit loss standards. The effective date for this ASU is the same as for ASU 2016-13. Management will evaluate this ASU in conjunction with ASU 2016-13 to determine whether the fair value option will be elected for any eligible financial assets.

On October 16, 2019, the FASB voted to affirm the proposed amended effective date for ASU 2016-13 for smaller reporting companies ("SRCs") as defined by the SEC. The final ASU, which was issued in November 2019, delays the implementation date for ASU 2016-13 to fiscal years beginning after December 15, 2022. SRCs are defined as companies with less than $250 million of public float or less than $100 million in annual revenues for the previous year and no public float or public float of less than $700 million. The Company qualifies as an SRC, and management will implement ASU 2016-13 in the first quarter of 2023. The Company is currently finalizing the CECL model by validating the data, preparing supporting documentation, and developing policies and procedures.

In March 2022, the FASB issued ASU No. 2022-02, Financial Instruments - Credit Losses (Topic 326): Troubled Debt Restructurings and Vintage Disclosures. This new accounting standard pertains to eliminating certain existing accounting guidance for troubled debt restructurings by creditors and adding additional disclosures related to the nature and characteristics of modifications of loans to borrowers experiencing financial difficulties and vintage disclosures for gross write-offs. The amendments to Topic 326 have the same effective dates as ASU 2016-13. This guidance is not expected to have a significant impact on the Company's consolidated financial statements.

Note 2 – Business Combination

The Company completed its merger with CFBanc Corporation on April 1, 2021, with the Company continuing as the surviving entity. Immediately following this merger, Broadway Federal, a subsidiary of the Company, merged with and into City First Bank of D.C., National Association, with City First Bank of D.C., National Association continuing as the surviving entity (which concurrently changed its name to City First Bank, National Association). The Company recorded $5.6 million in direct transaction costs in connection with the merger during 2021, which were comprised of $3.2 million in compensation costs and $2.4 million in professional services costs.

On April 1, 2021, (1) each share of CFBanc Corporation's Class A Common Stock, par value $0.50 per share, and Class B Common Stock, par value $0.50 per share, issued and outstanding immediately prior to the CFBanc Merger was converted into 13.626 validly issued, fully paid and nonassessable shares, respectively, of the voting common stock of the Company, par value $0.01 per share, which were renamed Class A Common Stock, and a new class of non-voting common stock of the Company, par value $0.01 per share, which was named Class B Common Stock, and (2) each share of Fixed Rate Cumulative Redeemable Perpetual Preferred Stock, Series B, par value $0.50 per share, of CFBanc Corporation ("CFBanc Corporation Preferred Stock") issued and outstanding immediately prior to the effective time of the CFBanc Merger was converted into one validly issued, fully paid and non-assessable share of a new series of preferred stock of the Company, which was designated as the Company's Fixed Rate Cumulative Redeemable Perpetual Preferred Stock, Series A, with such rights, preferences, privileges and voting powers, and limitations and restrictions thereof, which taken as a whole, are not materially less favorable to the holders of CFBanc Corporation Preferred Stock than the rights, preferences, privileges and voting powers, and limitations and restrictions thereof of CFBanc Corporation Preferred Stock. The total value of the consideration transferred to CFBanc Corporation shareholders was approximately $66.3 million, which was based on the closing price of the Company's common stock on March 31, 2021, the last trading day prior to the consummation of the merger.

The Company accounted for the CFBanc Merger under the acquisition method of accounting which requires purchased assets and liabilities assumed to be recorded at their respective fair values at the date of acquisition. The Company determined the fair value of the acquired assets and assumed liabilities with the assistance of third-party valuation firms. Goodwill in the amount of $26.0 million was recognized in the CFBanc Merger. Goodwill represents the future economic benefits arising from net assets acquired that are not individually identified and separately recognized and are attributable to synergies expected to be derived from the combination of the two entities. Goodwill is not amortized for financial reporting purposes; rather, it is tested for impairment annually, or more frequently if events or changes in circumstances indicate that it might be impaired, by comparing its carrying value to the reporting unit's fair value. Goodwill recognized in this transaction is not deductible for income tax purposes.

The following table represents the assets acquired and liabilities assumed in the CFBanc Merger as of April 1, 2021, and the fair value adjustments and amounts recorded by the Company as of the same date under the acquisition method of accounting:

	CFBanc Book Value	Fair Value Adjustments	Fair Value
		(In thousands)	
Assets acquired			
Cash and cash equivalents	$ 84,745	$ —	$ 84,745
Securities available-for-sale	150,052	(77)	149,975
Loans receivable held for investment:			
Gross loans receivable held for investment	227,669	(1,784)	225,885
Deferred fees and costs	(315)	315	—
Allowance for loan losses	(2,178)	2,178	—
	225,176	709	225,885
Accrued interest receivable	1,637	—	1,637
FHLB and FRB stock	1,061	—	1,061
Office properties and equipment	5,152	1,801	6,953
Deferred tax assets, net	890	(1,470)	(580)
Core deposit intangible	—	3,329	3,329
Other assets	2,290	—	2,290
Total assets	**$471,003**	**$ 4,292**	**$475,295**
Liabilities assumed			
Deposits	$353,671	$ 51	$353,722
Securities sold under agreements to repurchase	59,945	—	59,945
FHLB advances	3,057	109	3,166
Notes payable	14,000	—	14,000
Accrued expenses and other liabilities	4,063	—	4,063
Total liabilities	**$434,736**	**$ 160**	**$434,896**
Excess of assets acquired over liabilities assumed	**$ 36,267**	**$ 4,132**	**$ 40,399**
Consideration paid			**66,257**
Goodwill recognized			**$ 25,858**

The contractual amounts due, expected cash flows to be collected, the interest component, and the fair value of loans acquired from CFBanc as of the acquisition date were as follows (in thousands):

	Acquired Loans
Contractual amounts due	$231,432
Cash flows not expected to be collected	(3,666)
Expected cash flows	**227,766**
Interest component of expected cash flows	(1,881)
Fair value of acquired loans	**$225,885**

A component of total loans acquired from CFBanc were loans that were considered to be PCI loans. The following table presents the amounts that comprise the fair value of PCI loans as of the date of acquisition (in thousands):

Contractual amounts due	$1,825
Non-accretable difference (cash flows not expected to be collected)	(634)
Expected cash flows	**1,191**
Accretable yield	(346)
Fair value of acquired PCI loans	**$ 845**

In accordance with generally accepted accounting principles, there was no carryover of the allowance for loan losses that had been previously recorded on loans by CFBanc.

Note 3 – Capital

On June 7, 2022, the Company closed a private placement of shares of the Company's Senior Non-Cumulative Perpetual Preferred Stock, Series C, par value $0.01, pursuant to a Letter Agreement, dated as of June 7, 2022, with the United States Department of the Treasury. The Purchase Agreement was entered into pursuant to the Purchaser's Emergency Capital Investment Program.

Pursuant to the Purchase Agreement, the Purchaser acquired an aggregate of 150,000 shares of Series C Preferred Stock, for an aggregate purchase price equal to $150.0 million in cash. The liquidation value of the Series C Preferred Stock is $1,000 per share. This is non-cumulative redeemable perpetual preferred stock which does not have any voting rights, with the exception of voting rights on certain matters. The holders of Series C Preferred Stock will be entitled to a dividend payable in cash quarterly at an annual rate dependent on certain factors as reported by the Company to the Purchaser in a quarterly supplemental report, as set forth in the Purchase Agreement. The initial dividend rate is zero percent for the first two years after issuance, and thereafter the floor dividend rate is 0.50% and the ceiling dividend rate is 2.00%.

On April 6, 2021, the Company completed the sale of 18,474,000 shares of Broadway Financial Corporation common stock in private placements to institutional and accredited investors at a purchase price of $1.78 per share for an aggregate purchase price of $30.8 million (net of expenses).

The following table shows the common stock issued on April 1, 2021 as a result of the merger and on April 6, 2021 as a result of the private placements by class:

	Common Shares Outstanding			
	Voting Class A	Nonvoting Class B	Nonvoting Class C	Total Shares
Shares outstanding March 31, 2021:	19,142,498	—	8,756,396	27,898,894
Shares issued in merger	13,999,870	11,404,621	—	25,404,491
Shares exchanged post-merger	(681,300)	—	681,300	—
Shares cancelled	(52,105)	—	—	(52,105)
Shares issued in private placements	11,221,921	—	7,252,079	18,474,000
Fractional shares cancelled	(20)	(3)	—	(23)
Shares outstanding April 6, 2021:	43,630,864	11,404,618	16,689,775	71,725,257

During the first quarter of 2022, the Company completed the exchange of all the Series A Fixed Rate Cumulative Redeemable Preferred Stock, with an aggregate liquidation value of $3.0 million, plus accrued dividends, for 1,193,317 shares of Class A Common Stock at an exchange price of $2.51 per share of Class A Common Stock.

Note 4 – Securities

The following table summarizes the amortized cost and fair value of the available-for-sale investment securities portfolios at December 31, 2022 and December 31, 2021 and the corresponding amounts of unrealized gains (losses) which are recognized in accumulated other comprehensive income:

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
	(In thousands)			
December 31, 2022:				
Federal agency mortgage-backed securities.	$ 84,955	$ 2	$(10,788)	$ 74,169
Federal agency CMOs	27,776	—	(1,676)	26,100
Federal agency debt	55,687	26	(4,288)	51,425
Municipal bonds	4,866	—	(669)	4,197
U. S. Treasuries	165,997	—	(5,408)	160,589
SBA pools	14,048	9	(1,788)	12,269
Total available-for-sale securities	$353,329	$ 37	$(24,617)	$328,749
December 31, 2021:				
Federal agency mortgage-backed securities.	$ 70,078	$196	$ (244)	$ 70,030
Federal agency CMOs	9,391	11	(115)	9,287
Federal agency debt	38,152	106	(270)	37,988
Municipal bonds	4,898	40	(23)	4,915
U. S. Treasuries	18,169	—	(218)	17,951
SBA pools	16,241	122	(138)	16,225
Total available-for-sale securities	$156,929	$475	$ (1,008)	$156,396

There were no sales of securities during the years ended December 31, 2022 and 2021.

The amortized cost and estimated fair value of all investment securities available-for-sale at December 31, 2022, by contractual maturities are shown below. Contractual maturities may differ from expected maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
	(In thousands)			
Due in one year or less	$ 4,997	$—	$ (107)	$ 4,890
Due after one year through five years	214,003	—	(8,871)	205,132
Due after five years through ten years	36,862	27	(3,228)	33,661
Due after ten years[1]	97,467	10	(12,411)	85,066
	$353,329	$37	$(24,617)	$328,749

_____

(1)   FNMortgage-backed securities, CMOs and SBA pools do not have a single stated maturity date and therefore have been included in the "Due after ten years" category.FN

The table below indicates the length of time individual securities had been in a continuous unrealized loss position:

	Less than 12 Months		12 Months or Longer		Total	
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
			(In thousands)			
December 31, 2022:						
Federal agency mortgage-backed securities	$ 38,380	$ (4,807)	$35,526	$ (5,981)	$ 73,906	$(10,788)
Federal agency CMOs	20,997	(885)	5,103	(791)	26,100	(1,676)
Federal agency debt	26,383	(1,529)	21,956	(2,759)	48,339	(4,288)
Municipal bonds	2,176	(315)	2,021	(354)	4,197	(669)
U. S. Treasuries	143,989	(3,884)	16,600	(1,524)	160,589	(5,408)
SBA pools	3,743	(365)	6,763	(1,423)	10,506	(1,788)
Total unrealized loss position investment securities.	$235,668	$(11,785)	87,969	$(12,832)	$323,637	$(24,617)
December 31, 2021:						
Federal agency mortgage-backed securities	$ 49,265	$ (245)	$ —	$ —	$ 49,265	$ (245)
Federal agency CMOs	6,882	(115)	—	—	6,882	(115)
Federal agency debt	25,413	(269)	—	—	25,413	(269)
Municipal bonds	2,349	(23)	—	—	2,349	(23)
U. S. Treasuries	17,950	(218)	—	—	17,950	(218)
SBA pools	9,309	(138)	—	—	9,309	(138)
Total unrealized loss position investment securities.	$111,168	$ (1,008)	$ —	$ —	$111,168	$ (1,008)

Securities with a market value of $64.4 million were pledged as collateral for securities sold under agreements to repurchase as of December 31, 2022 and included $33.3 million of federal agency debt, $19.2 million of U.S. Treasuries and $11.9 million of federal agency mortgage-backed securities. Securities with a market value of $53.2 million were pledged as collateral for securities sold under agreements to repurchase as of December 31, 2021 and included $25.9 million of federal agency mortgage-backed securities, $13.3 million of federal agency debt, $9.8 million of SBA pool, and $4.2 million of federal agency CMO.

At December 31, 2022 and 2021, there were no securities pledged to secure public deposits since those public deposits are under $250 thousand which are fully insured by FDIC. At December 31, 2022 and 2021, there were no holdings of securities by any one issuer, other than the U.S. Government and its agencies, in an amount greater than 10% of stockholders' equity.

Note 5 – Loans Receivable Held for Investment

Loans receivable held for investment were as follows as of the periods indicated:

	December 31, 2022	December 31, 2021
	(In thousands)	
Real estate:		
Single family	$ 30,038	$ 45,372
Multi-family	502,141	393,704
Commercial real estate	114,574	93,193
Church	15,780	22,503
Construction	40,703	32,072
Commercial – other	64,841	46,539
SBA loans[1]	3,601	18,837
Consumer.	11	—
Gross loans receivable before deferred loan costs and premiums	771,689	652,220

	December 31, 2022	December 31, 2021
	(In thousands)	
Unamortized net deferred loan costs and premiums.......................	1,755	1,526
	773,444	653,746
Credit and interest marks on purchased loans, net	(1,010)	(1,842)
Allowance for loan losses...	(4,388)	(3,391)
Loans receivable, net	$768,046	$648,513

_____

(1)   FNIncluding Paycheck Protection Program (PPP) loans.FN

As of December 31, 2022 and 2021, the commercial loan category above included $2.7 million and $18.0 million of loans issued under the SBA's Paycheck Protection Program. PPP loans have terms of two to five years and earn interest at 1%. PPP loans are fully guaranteed by the SBA and have virtually no risk of loss. The Bank expects the vast majority of the PPP loans to be fully forgiven by the SBA.

The following tables present the activity in the allowance for loan losses by loan type for the periods indicated:

	For the Year Ended December 31, 2022							
		Real Estate				Commercial –		
	Single family	Multi-family	Commercial real estate	Church	Construction	other	Consumer	Total
					(In thousands)			
Beginning balance.........	$145	$2,657	$236	$103	$212	$ 23	$ 15	$3,391
Provision for (recapture of) loan losses	(36)	616	213	(38)	101	152	(11)	997
Recoveries	—	—	—	—	—	—	—	—
Loans charged off	—	—	—	—	—	—	—	—
Ending balance	$109	$3,273	$449	$ 65	$313	$175	$ 4	$4,388

	For the Year Ended December 31, 2021							
		Real Estate				Commercial –		
	Single family	Multi-family	Commercial real estate	Church	Construction	other	Consumer	Total
					(In thousands)			
Beginning balance.........	$ 296	$2,433	$222	$ 237	$ 22	$ 4	$ 1	$3,215
Provision for (recapture of) loan losses	(151)	224	14	(134)	190	19	14	176
Recoveries	—	—	—	—	—	—	—	—
Loans charged off	—	—	—	—	—	—	—	—
Ending balance	$ 145	$2,657	$236	$ 103	$212	$23	$15	$3,391

As part of the CFBanc Merger, the Company acquired loans for which there was, at acquisition, evidence of credit deterioration of credit quality since origination and for which it was probable, at acquisition, that all contractually required payments would not be collected. Prior to the CFBanc Merger, there were no such acquired loans. TB3The following table presents the carrying amount of these loans for the periods indicated:

	December 31, 2022	December 31, 2021
	(In thousands)	
Real estate:		
Single family...	$ 68	$558
Commercial real estate...	—	221
Commercial – other	57	104
	$125	$883

On the acquisition date, the amount by which the undiscounted expected cash flows of the PCI loans exceeded the estimated fair value of the loan is the accretable yield. The accretable yield is measured at each financial reporting date and represents the difference between the remaining undiscounted cash flows and the current carrying value of the PCI loan. At December 31, 2022, none of the Company's PCI loans were classified as nonaccrual.

The following table summarizes the accretable yield on the PCI loans for the periods ended:

	December 31, 2022	December 31, 2021
	(In thousands)	
Balance at the beginning of the period	$ 289	$ —
Additions	—	346
Accretion	(262)	(57)
Balance at the end of the period	$ 27	$289

The following tables present the balance in the allowance for loan losses and the recorded investment (unpaid contractual principal balance less charge-offs, less interest applied to principal, plus unamortized deferred costs and premiums) by loan type and based on impairment method as of and for the periods indicated:

	December 31, 2022							
			Real Estate					
	Single family	Multi-family	Commercial real estate	Church	Construction	Commercial – other	Consumer	Total
	(In thousands)							
Allowance for loan losses:								
Ending allowance balance attributable to loans:								
Individually evaluated for impairment	$ 3	$ —	$ —	$ 4	$ —	$ —	$—	$ 7
Collectively evaluated for impairment	106	3,273	449	61	313	175	4	4,381
Total ending allowance balance	$ 109	$ 3,273	$ 449	$ 65	$ 313	$ 175	$ 4	$ 4,388
Loans:								
Loans individually evaluated for impairment	$ 57	$ —	$ —	$ 1,655	$ —	$ —	$—	$ 1,712
Loans collectively evaluated for impairment	20,893	462,539	63,929	9,008	38,530	29,558	11	624,468
Subtotal	20,950	462,539	63,929	10,663	38,530	29,558	11	626,180
Loans acquired in the Merger	9,088	41,357	50,645	5,117	2,173	38,884	—	147,264
Total ending loans balance	$30,038	$503,896	$114,574	$15,780	$40,703	$68,442	$11	$773,444

	December 31, 2021							
	Real Estate					Commercial –		
	Single family	Multi-family	Commercial real estate	Church	Construction	other	Consumer	Total
	(In thousands)							
Allowance for loan losses:								
Ending allowance balance attributable to loans:								
Individually evaluated for impairment	$ 3	$ —	$ —	$ 4	$ —	$ —	$—	$ 7
Collectively evaluated for impairment	142	2,657	236	99	212	23	15	3,384
Total ending allowance balance	$ 145	$ 2,657	$ 236	$ 103	$ 212	$ 23	$15	$ 3,391
Loans:								
Loans individually evaluated for impairment	$ 65	$ 282	$ —	$ 1,954	$ —	$ —	$—	$ 2,301
Loans collectively evaluated for impairment	32,599	353,179	25,507	9,058	24,225	3,124	—	447,692
Subtotal	32,664	353,461	25,507	11,012	24,225	3,124	—	449,993
Loans acquired in the Merger............	12,708	41,769	67,686	11,491	7,847	62,252	—	203,753
Total ending loans balance	$45,372	$395,230	$93,193	$22,503	$32,072	$65,376	$—	$653,746

The following table presents information related to loans individually evaluated for impairment by loan type as of the periods indicated:

	December 31, 2022			December 31, 2021		
	Unpaid Principal Balance	Recorded Investment	Allowance for Loan Losses Allocated	Unpaid Principal Balance	Recorded Investment	Allowance for Loan Losses Allocated
	(In thousands)					
With no related allowance recorded:						
Multi-family	$ —	$ —	$—	$ 282	$ 282	$—
Church.................................	1,572	1,572	—	1,854	1,854	—
With an allowance recorded:						
Single family	57	57	3	65	65	3
Church.................................	83	83	4	100	100	4
Total	$1,712	$1,712	$ 7	$2,301	$2,301	$ 7

The recorded investment in loans excludes accrued interest receivable due to immateriality. For purposes of this disclosure, the unpaid principal balance is not reduced for net charge-offs.

The following tables present the monthly average of loans individually evaluated for impairment by loan type and the related interest income for the periods indicated:

	For the Year Ended December 31, 2022		For the Year Ended December 31, 2021	
	Average Recorded Investment	Cash Basis Interest Income Recognized	Average Recorded Investment	Cash Basis Interest Income Recognized
	(In thousands)			
Single family	$ 83	$ 3	$ 66	$ 5
Multi-family	—	—	290	19
Church	2,381	103	2,310	176
Total	$2,464	$106	$2,666	$200

Cash-basis interest income recognized represents cash received for interest payments on accruing impaired loans and interest recoveries on non-accrual loans that were paid off. Interest payments collected on non-accrual loans are characterized as payments of principal rather than payments of the outstanding accrued interest on the loans until the remaining principal on the non-accrual loans is considered to be fully collectible or paid off. When a loan is returned to accrual status, the interest payments that were previously applied to principal are deferred and amortized over the remaining life of the loan. Foregone interest income that would have been recognized had loans performed in accordance with their original terms amounted to $31 thousand and $71 thousand for the years ended December 31, 2022 and 2021, respectively, and were not included in the consolidated results of operations.

The following tables present the aging of the recorded investment in past due loans by loan type as of the periods indicated:

	December 31, 2022					
	30-59 Days Past Due	60-89 Days Past Due	Greater than 90 Days Past Due	Total Past Due	Current	Total
	(In thousands)					
Loans receivable held for investment:						
Single family	$—	$—	$—	$—	$ 30,038	$ 30,038
Multi-family	—	—	—	—	503,896	503,896
Commercial real estate	—	—	—	—	114,574	114,574
Church	—	—	—	—	15,780	15,780
Construction	—	—	—	—	40,703	40,703
Commercial - other	—	—	—	—	64,841	64,841
SBA loans	—	—	—	—	3,601	3,601
Consumer	—	—	—	—	11	11
Total	$—	$—	$—	$—	$773,444	$773,444

	December 31, 2021					
	30-59 Days Past Due	60-89 Days Past Due	Greater than 90 Days Past Due	Total Past Due	Current	Total
	(In thousands)					
Loans receivable held for investment:						
Single family	$—	$ —	$—	$ —	$ 45,372	$ 45,372
Multi-family	—	—	—	—	395,230	395,230
Commercial real estate	—	2,423	—	2,423	90,770	93,193
Church	—	—	—	—	22,503	22,503
Construction	—	—	—	—	32,072	32,072

	December 31, 2021					
	30-59 Days Past Due	60-89 Days Past Due	Greater than 90 Days Past Due	Total Past Due	Current	Total
	(In thousands)					
Commercial - other	—	—	—	—	46,539	46,539
SBA loans	—	—	—	—	18,837	18,837
Total	$—	$2,423	$—	$2,423	$651,323	$653,746

The following table presents the recorded investment in non-accrual loans by loan type as of the periods indicated:

	December 31, 2022	December 31, 2021
Loans receivable held for investment:	(In thousands)	
Church	144	684
Total non-accrual loans	$144	$684

There were no loans 90 days or more delinquent that were accruing interest as of December 31, 2022 or December 31, 2021. None of the church non-accrual loans were delinquent, but none qualified for accrual status as of the dates indicated.

Troubled Debt Restructurings

At December 31, 2022, loans classified as troubled debt restructurings totaled $1.7 million, of which $144 thousand were included in non-accrual loans and $1.6 million were on accrual status. At December 31, 2021, loans classified as TDRs totaled $1.8 million, of which $188 thousand were included in non-accrual loans and $1.6 million were on accrual status. The Company has allocated $7 thousand of specific reserves for accruing TDRs as of both December 31, 2022 and 2021. TDRs on accrual status are comprised of loans that were accruing at the time of restructuring or loans that have complied with the terms of their restructured agreements for a satisfactory period and for which the Bank anticipates full repayment of both principal and interest. TDRs that are on non-accrual status can be returned to accrual status after a period of sustained performance, generally determined to be six months of timely payments, as modified. A well-documented credit analysis that supports a return to accrual status based on the borrower's financial condition and prospects for repayment under the revised terms is also required. As of December 31, 2022 and 2021, the Company had no commitment to lend additional amounts to customers with outstanding loans that are classified as TDRs. No loans were modified during the years ended December 31, 2022 and 2021.

Credit Quality Indicators

The Company categorizes loans into risk categories based on relevant information about the ability of borrowers to service their debt such as: current financial information, historical payment experience, credit documentation, public information, and current economic trends, among other factors. For single family residential, consumer and other smaller balance homogenous loans, a credit grade is established at inception, and generally only adjusted based on performance. Information about payment status is disclosed elsewhere herein. The Company analyzes all other loans individually by classifying the loans as to credit risk. This analysis is performed at least on a quarterly basis. The Company uses the following definitions for risk ratings:

- ***Watch.*** Loans classified as watch exhibit weaknesses that could threaten the current net worth and paying capacity of the obligors. Watch graded loans are generally performing and are not more than 59 days past due. A watch rating is used when a material deficiency exists, but correction is anticipated within an acceptable time frame.
- ***Special Mention.*** Loans classified as special mention have a potential weakness that deserves management's close attention. If left uncorrected, these potential weaknesses may result in deterioration of the repayment prospects for the loan or of the institution's credit position at some future date.
- ***Substandard.*** Loans classified as substandard are inadequately protected by the current net worth and paying capacity of the obligor or of the collateral pledged, if any. Loans so classified have a well-defined weakness or weaknesses that jeopardize the liquidation of the debt. They are characterized by the distinct possibility that the institution will sustain some loss if the deficiencies are not corrected.

- *Doubtful.* Loans classified as doubtful have all the weaknesses inherent in those classified as substandard, with the added characteristic that the weaknesses make collection or liquidation in full, based on currently existing facts, conditions, and values, highly questionable and improbable.

- *Loss.* Loans classified as loss are considered uncollectible and of such little value that to continue to carry the loan as an active asset is no longer warranted.

Loans not meeting the criteria above that are analyzed individually as part of the above described process are considered to be pass rated loans. Pass rated loans are generally well protected by the current net worth and paying capacity of the obligor and/or by the value of the underlying collateral. Pass rated loans are not more than 59 days past due and are generally performing in accordance with the loan terms.

Based on the most recent analysis performed, the risk categories of loans by loan type as of the dates indicated were as follows:

| | December 31, 2022 | | | | | | |
	Pass	Watch	Special Mention	Substandard	Doubtful	Loss	Total
			(In thousands)				
Single family	$ 29,022	$ 354	$ 260	$ 402	$—	$—	$ 30,038
Multi-family	479,182	9,855	14,859	—	—	—	503,896
Commercial real estate	104,066	4,524	1,471	4,513	—	—	114,574
Church	14,505	728	—	547	—	—	15,780
Construction	2,173	38,530	—	—	—	—	40,703
Commercial – others	53,396	11,157	—	288	—	—	64,841
SBA	3,032	569	—	—	—	—	3,601
Consumer	11	—	—	—	—	—	11
Total	$685,387	$65,717	$16,590	$5,750	$—	$—	$773,444

| | December 31, 2021 | | | | | | |
	Pass	Watch	Special Mention	Substandard	Doubtful	Loss	Total
			(In thousands)				
Single family	$ 42,454	$ 1,343	$ 271	$ 1,304	$—	$—	$ 45,372
Multi-family	378,141	7,987	575	8,527	—	—	395,230
Commercial real estate	69,257	7,034	9,847	7,055	—	—	93,193
Church	20,021	—	—	2,482	—	—	22,503
Construction	10,522	21,550	—	—	—	—	32,072
Commercial – others	33,988	12,551	—	—	—	—	46,539
SBA	18,665	—	172	—	—	—	18,837
Total	$573,048	$50,465	$10,865	$19,368	$—	$—	$653,746

Note 6 – Office Properties and Equipment, net

Year-end office properties and equipment were as follows:

	December 31, 2022	December 31, 2021
	(In thousands)	
Land	$ 5,322	$ 5,322
Office buildings and improvements	6,303	5,763
Rights of use assets	889	1,120
Furniture, fixtures, and equipment	2,185	2,171
	14,699	14,376
Less accumulated depreciation	(4,408)	(4,032)
Office properties and equipment, net	$10,291	$10,344

Depreciation expense was $376 thousand and $287 thousand for the years 2022 and 2021, respectively.

Note 7 – Leases

Effective October 1, 2021, the Bank entered into an operating lease for its administrative offices at 4601 Wilshire Boulevard in Los Angeles. The right-of-use asset and operating lease liability are recorded in fixed assets and other liabilities, respectively, in the consolidated statements of financial condition.

The ROU asset represents our right to use the underlying asset during the lease term. Operating lease liabilities represent our obligation to make lease payments arising from the lease. ROU assets and lease liabilities are recognized based on the present value of the remaining lease payments using a discount rate that represents our incremental borrowing rate at the date of implementation of the new accounting standard. The ROU asset totaled $889 thousand as of December 31, 2022 and was included in Office properties and equipment, net on the Consolidated Statements of Financial Condition. The lease liability totaled $906 thousand as of December 31, 2022 and was included in Accrued expenses and other liabilities on the Consolidated Statements of Financial Condition.

The operating lease has one 5-year extension option at the then fair market rate. As this extension option is not reasonably certain of exercise, it is not included in the lease term. The Bank has no finance leases.

The Company recognized rent expense of $214 thousand 2022 and $478 thousand in 2021.

Additional information regarding our operating leases is summarized below for the periods indicated (dollars in thousands):

	Year Ended December 31, 2022	Year Ended December 31, 2021
Cash paid for amounts included in the measurement of lease liabilities for operating leases:	$229	$ 57
ROU assets obtained in exchange for lease liabilities	—	1,119
Weighted average remaining lease term in months	45	57
Weighted average discount rate	1.1%	1.1%

The future minimum payments for operating leases with remaining terms of one year or more as of December 31, 2022 were as follows (in thousands):

Year ended December 31, 2023	$236
Year ended December 31, 2024	244
Year ended December 31, 2025	252
Year ended December 31, 2026	194
Total future minimum lease payments	926
Amounts representing interest	(20)
Present value of net future minimum lease payments	$906

Note 8 – Goodwill and Core Deposit Intangible

The Company recognized goodwill of $25.9 million and a core deposit intangible of $2.5 million. TB3The following table presents the changes in the carrying amounts of goodwill and core deposit intangibles for the year ended December 31, 2022:

	Goodwill	Core Deposit Intangible
	(In thousands)	
Balance at the beginning of the period	$25,996	$2,936
Additions	—	—
Change in deferred tax estimate	(138)	—
Amortization	—	(435)
Impairment	—	—
Balance at the end of the period	$25,858	$2,501

No impairment charges were recorded during 2022 or 2021 for goodwill impairment. Management's assessment of goodwill is performed in accordance with ASC 350-20 – Intangibles-Goodwill and Other, which allows the Company to perform a qualitative assessment of goodwill to determine if it is more likely than not the fair value of the Company's equity is below its carrying value. The Company performed its qualitative assessment as of December 31, 2022.

The carrying value and accumulated amortization related to the Company's core deposit intangible consisted of the following at December 31, 2022:

	(In thousands)
Core deposit intangible acquired	$3,329
Less: accumulated amortization	(828)
	$2,501

The following table outlines the estimated amortization expense related to the core deposit intangible during the next five fiscal years:

	(In thousands)
2023	$ 390
2024	336
2025	315
2026	304
2027	291
Thereafter	865
	$2,501

Note 9 – Fair Value

The Company used the following methods and significant assumptions to estimate fair value:

The fair values of securities available-for-sale are determined by obtaining quoted prices on nationally recognized securities exchanges (Level 1 inputs) or matrix pricing, which is a mathematical technique to value debt securities without relying exclusively on quoted prices for the specific securities, but rather by relying on the securities' relationship to other benchmark quoted securities (Level 2 inputs).

The fair value of impaired loans that are collateral dependent is generally based upon the fair value of the collateral, which is obtained from recent real estate appraisals. These appraisals may utilize a single valuation approach or a combination of approaches including comparable sales and the income approach. Adjustments are routinely made in the appraisal process by the independent appraisers to adjust for differences between the comparable sales and income data available. Such adjustments are usually significant and typically result in a Level 3 classification of the inputs for determining fair value. Impaired loans are evaluated on a quarterly basis for additional impairment and adjusted accordingly.

Assets acquired through or by transfer in lieu of loan foreclosure are initially recorded at fair value less costs to sell when acquired, establishing a new cost basis. These assets are subsequently accounted for at the lower of cost or fair value less estimated costs to sell. Fair value is commonly based on recent real estate appraisals which are updated every nine months. These appraisals may utilize a single valuation approach or a combination of approaches, including comparable sales and the income approach. Adjustments are routinely made in the appraisal process by the independent appraisers to adjust for differences between the comparable sales and income data available. Such adjustments are usually significant and typically result in a Level 3 classification of the inputs for determining fair value. Real estate owned properties are evaluated on a quarterly basis for additional impairment and adjusted accordingly.

Appraisals for collateral-dependent impaired loans are performed by certified general appraisers (for commercial properties) or certified residential appraisers (for residential properties) whose qualifications and licenses have been reviewed and verified by the Company. Once received, an independent third-party licensed appraiser reviews the appraisals for accuracy and reasonableness, reviewing the assumptions and approaches utilized in the appraisal as well as the overall resulting fair value in comparison with independent data sources such as recent market data or industry-wide statistics.

Assets Measured on a Recurring Basis

Assets measured at fair value on a recurring basis are summarized below:

| | Fair Value Measurement | | | |
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
	(In thousands)			
At December 31, 2022:				
Securities available-for-sale:				
Federal agency mortgage-backed	$ —	$74,169	$—	$ 74,169
Federal agency CMO.	—	26,100	—	26,100
Federal agency debt.	—	51,425	—	51,425
Municipal bonds.	—	4,197	—	4,197
U.S. Treasuries.	160,589	—	—	160,589
SBA pools	—	12,269	—	12,269
At December 31, 2021:				
Securities available-for-sale:				
Federal agency mortgage-backed	$ —	$70,030	$—	$ 70,030
Federal agency CMO.	—	9,287	—	9,287
Federal agency debt.	—	37,988	—	37,988
Municipal bonds.	—	4,915	—	4,915
U.S. Treasuries.	17,951	—	—	17,951
SBA pools	—	16,225	—	16,225

There were no transfers between Level 1, Level 2, or Level 3 during the years ended December 31, 2022 and 2021.

Fair Values of Financial Instruments

The carrying amounts and estimated fair values of financial instruments as of the periods indicated were as follows:

| | Carrying Value | Fair Value Measurements at December 31, 2022 | | | |
		Level 1	Level 2	Level 3	Total
		(In thousands)			
Financial Assets:					
Cash and cash equivalents	$ 16,105	$ 16,105	$ —	$ —	$ 16,105
Securities available-for-sale	328,749	160,589	168,160	—	328,749
Loans receivable held for investment.	768,046	—	—	641,088	641,088
Accrued interest receivable.	3,973	442	793	2,738	3,973
Bank owned life insurance	3,233	3,233	—	—	3,233
Financial Liabilities:					
Deposits.	$686,916	$ —	$673,615	$ —	$673,615
Federal Home Loan Bank advances.	128,344	—	126,328	—	126,328
Securities sold under agreements to repurchase.	63,471	—	60,017	—	60,017
Note payable	14,000	—	—	14,000	14,000
Accrued interest payable.	453	—	453	—	453

| | Carrying Value | Fair Value Measurements at December 31, 2021 | | | |
		Level 1	Level 2	Level 3	Total
		(In thousands)			
Financial Assets:					
Cash and cash equivalents	$231,520	$231,520	$ —	$—	$231,520
Securities available-for-sale	156,396	17,951	138,445	—	156,396

	Carrying Value	Fair Value Measurements at December 31, 2021			
		Level 1	Level 2	Level 3	Total
		(In thousands)			
Loans receivable held for investment	648,513	—	—	623,778	623,778
Accrued interest receivable.	3,372	19	1,089	2,264	3,372
Bank owned life insurance	3,190	3,190	—	—	3,190
Financial Liabilities:					
Deposits.	$788,052	$ —	$754,181	$ —	$754,181
Federal Home Loan Bank advances.	85,952	—	87,082	—	87,082
Securities sold under agreements to repurchase . .	51,960	—	51,960	—	51,960
Note payable	14,000	—	—	14,000	14,000
Accrued interest payable.	119	—	119	—	119

Note 10 – Deposits

Deposits are summarized as follows:

	December 31, 2022	December 31, 2021
	(In thousands)	
Interest checking and other demand deposits.	$ 5,764	$ 90,285
Non-interest-bearing demand deposits	328,577	220,152
Money market deposits	155,200	204,888
Savings deposits	62,322	70,750
Certificates of deposit	135,053	201,977
Total	$686,916	$788,052

The Bank accepts two types of deposits from a deposit placement service called the Certificate of Deposit Account Registry Service. Reciprocal deposits are the Bank's own retail deposits in amounts in excess of the insured limits. The CDARS program allows banks to place their customers' funds in FDIC-insured certificates of deposit at other banks and, at the same time, receive an equal sum of funds from the customers of other banks in the CDARS Network. These deposits totaled $74.6 million and $141.6 million at December 31, 2022 and 2021, respectively and are not considered to be brokered deposits.

One-way deposits are also available using the CDARS program. With the one-way program, the Bank accepts deposits from CDARS even though there is no customer account involved. These one-way deposits, which are considered to brokered deposits, totaled $0 and $223 thousand at December 31, 2022 and 2021, respectively.

At December 31, 2022 and 2021, the Bank had $4.3 million and $5.0 million in (non-CDARS) brokered deposits, respectively.

As of December 31, 2022 and 2021, approximately $212.9 million and $265.8 million of our total deposits were not insured by FDIC insurance.

Scheduled maturities of certificates of deposit for the next five years are as follows:

Maturity	Amount
	(In thousands)
2023.	$118,070
2024.	10,767
2025.	729
2026.	5,312
2027.	167
Thereafter	8
	$135,053

Certificates of deposit of $250 thousand or more totaled $30.2 million and $20.4 million at December 31, 2022 and 2021, respectively.

The Company has a significant concentration of deposits with five long-time customers that accounted for approximately 27% of its deposits as of December 31, 2022. The Company expects to maintain the relationships with the customers for the near term.

Deposits from principal officers, directors, and their affiliates totaled $24.3 million and $22.7 million at December 31, 2022 and 2021, respectively.

Note 11 – Federal Home Loan Bank Advances

The following table summarizes information relating to FHLB advances at or for the periods indicated:

	At or For the Year Ended December 31,	
	2022	2021
	(Dollars in thousands)	
FHLB Advances:		
Average balance outstanding during the year	$ 61,593	$100,471
Maximum amount outstanding at any month-end during the year	$128,823	$113,580
Balance outstanding at end of year	$128,344	$ 85,952
Weighted average interest rate at end of year	3.74%	1.85%
Average cost of advances during the year	1.74%	1.96%
Weighted average maturity (in months)	13	22

Each advance is subject to a prepayment penalty if paid before its maturity date. The advances were collateralized by $328.1 million and $165.0 million of commercial real estate loans at December 31, 2022 and 2021, respectively, under a blanket lien arrangement. Based on collateral pledged and the Company's holdings of FHLB stock as of December 31, 2022, the Company was eligible to borrow up to an additional $70.6 million at year-end 2022. In addition, the Bank had additional lines of credit of $10.0 million with other financial institutions as of that date.

Scheduled maturities of FHLB advances are as follows:

	Amount
	(In thousands)
2023	$ 95,500
2024	—
2025	32,844
	$128,344

Note 12 – Junior Subordinated Debentures

On March 17, 2004, the Company issued $6.0 million of Floating Rate Junior Subordinated Debentures in a private placement to a trust that was capitalized to purchase subordinated debt and preferred stock of multiple community banks. Interest on the Debentures is payable quarterly at a rate per annum equal to the 3-Month LIBOR plus 2.54%. On October 16, 2014, the Company made payments of $900 thousand of principal on Debentures, executed a Supplemental Indenture for the Debentures that extended the maturity of the Debentures to March 17, 2024, and modified the payment terms of the remaining $5.1 million principal amount thereof. The Company made quarterly payments of interest only through March 2020 at the original rate of 3-Month LIBOR plus 2.54%. Starting in June 2020, the Company began making quarterly payments of equal amounts of principal plus interest at the original rate of 3-Month LIBOR plus 2.54%.

On September 17, 2021, the Company fully redeemed its Floating Rate Junior Subordinated Debentures for $2.8 million.

Note 13 – Securities Sold Under Agreements to Repurchase

The Bank enters into agreements under which it sells securities subject to an obligation to repurchase the same or similar securities. Under these arrangements, the Bank may transfer legal control over the assets but still retain effective control through an agreement that both entitles and obligates the Bank to repurchase the assets. As a result, these repurchase agreements are accounted for as collateralized financing agreements (i.e., secured borrowings) and not as a sale and subsequent repurchase of securities. The obligation to repurchase the securities is reflected as a liability in the Banks's consolidated statements of financial condition, while the securities underlying the repurchase agreements remain in the respective investment securities asset accounts. In other words, there is no offsetting or netting of the investment securities assets with the repurchase agreement liabilities. As of December 31, 2022, securities sold under agreements to repurchase totaled $63.5 million at an average rate of 0.38%. These agreements mature on a daily basis, but we expect the agreements to be available in the foreseeable future. The market value of securities pledged totaled $64.4 million as of December 31, 2022 and included $33.3 million of federal agency debt, $19.2 million of U.S. Treasuries and $11.9 million of federal agency mortgage-backed securities. As of December 31, 2021, securities sold under agreements to repurchase totaled $52.0 million at an average rate of 0.10%. The market value of securities pledged totaled $53.2 million as of December 31, 2021 and included $25.9 million of federal agency mortgage-backed securities, $13.3 million of federal agency debt, $9.8 million of SBA pool, and $4.2 million of federal agency CMO.

Note 14 – Notes Payable

In connection with the New Market Tax Credit activities of City First Bank, CFC 45 is a partnership whose members include CFNMA and City First New Markets Fund II, LLC. This CDE acts in effect as a pass-through for a Merrill Lynch allocation totaling $14.0 million that needed to be deployed. In December 2015, Merrill Lynch made a $14.0 million non-recourse loan to CFC 45, whereby CFC 45 passed that loan through to a Qualified Active Low-Income Community Business. The loan to the QALICB is secured by a Leasehold Deed of Trust that, due to the pass-through, non-recourse structure, is operationally and ultimately for the benefit of Merrill Lynch rather than CFC 45. Debt service payments received by CFC 45 from the QALICB are passed through to Merrill Lynch in return for which CFC 45 receives a servicing fee. The financial statements of CFC 45 are consolidated with those of the Bank and the Company.

There are two notes outstanding at CFC 45. Note A is in the amount of $9.9 million with a fixed interest rate of 5.2% per annum. Note B is in the amount of $4.1 million with a fixed interest rate of 0.24% per annum. Quarterly interest only payments commenced in March 2016 and will continue through March 2023 for Notes A and B. Beginning in September 2023, quarterly principal and interest payments will be due for Notes A and B. Both notes will mature on December 1, 2040.

Note 15 – Employee Benefit Plans

401(k) Plans

As of December 31, 2021, the Company was operating under two different 401(k) plans.

In July of 2022, the Broadway Federal Bank 401(k) benefit plan and the City First Bank 401(k) benefit plan were combined into one plan called "the City First Bank 401(k) benefit plan" (the "401(k) Plan"). The 401(k) Plan allows employee contributions for substantially all employees up to 15% of their compensation, which are matched at a rate equal to 50% of the first 6% of compensation contributed. In addition, the 401(k) Plan makes a non-elective safe harbor contribution of 3% of each eligible employee's compensation. Expenses related to the 401(k) plans totaled $309 thousand in 2022 and $316 thousand for 2021.

ESOP Plan

Employees participate in an Employee Stock Option Plan ("ESOP") after attaining certain age and service requirements. During 2022, the ESOP purchased 466,955 shares of the Company's common stock at a cost of $1.07 per share for a total cost of $500 thousand which was funded with a $5 million line of credit from the Company. During the first quarter of 2023, the ESOP purchased 1,156,076 additional shares of the Company's common stock at a cost of $1.30 per share for a total cost of $1.5 million which was funded with the line of credit. Any loans or borrowings under the line of credit will be repaid from the Bank's discretionary contributions to the ESOP, net of dividends paid, over a period of 20 years. Shares of the Company's common stock purchased by the ESOP are held in a suspense account until released for allocation to participants. When loan payments are made, shares are allocated to each eligible participant based on the ratio of each such participant's compensation, as defined in the ESOP, to the total compensation of all eligible plan participants. As the unearned shares are released from the suspense account, the Company recognizes compensation expense equal to the fair value of the ESOP shares during the periods in which they become committed to be released. To the extent that the fair value of the ESOP shares released differs from the cost of such shares, the difference is charged or credited to equity as additional paid-in capital. Dividends on allocated shares increase participant accounts. Dividends on unallocated shares will be used to repay the loan. At the end of employment, participants will receive shares for their vested balance. Compensation expense related to the ESOP was $66 thousand for 2022 and $109 thousand for 2021.

Shares held by the ESOP were as follows:

	December 31, 2022	December 31, 2021
	(Dollars in thousands)	
Allocated to participants	1,057,504	1,087,216
Committed to be released	9,892	10,064
Suspense shares	948,488	521,618
Total ESOP shares	2,015,884	1,618,898
Fair value of unearned shares	$ 1,015	$ 1,454

During 2022 and 2021, 40,257 and 40,945 of ESOP shares were released for allocation to participants, respectively. The outstanding balance of unearned ESOP shares at December 31, 2022 and 2021 were $1.3 million and $829 thousand, respectively, which are shown as unearned ESOP shares in the equity section of the consolidated statements of financial condition.

During December of 2022, the Company issued a $5 million line of credit to the ESOP Plan for the purchase of additional shares. As of December 31, 2022, the trustee for the ESOP had purchased 466,955 shares at a total cost of $500 thousand.

Note 16 – Income Taxes

The Company and its subsidiary are subject to U.S. federal and state income taxes. Income tax expense is the total of the current year income tax due or refundable and the change in deferred tax assets and liabilities. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carry forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

Income tax expense (benefit) was as follows:

	2022	2021
	(In thousands)	
Current		
Federal	$ 700	$ 4
State	218	(38)
Deferred		
Federal	944	(909)
State	551	(363)
Change in Valuation Allowance	—	369
Total	$2,413	$(937)

Effective tax rates differ from the federal statutory rate of 21% applied to income before income taxes due to the following:

	2022	2021
	(In thousands)	
Federal statutory rate times financial statement net gain (loss)	$1,705	$(1,026)
Effect of:		
State taxes, net of federal benefit	623	(292)
Earnings from bank owned life insurance	(9)	(9)
Merger-related expense	—	195
Low-income housing credits	(6)	(58)
Change in valuation allowance	—	369
Tax effect of stock-based compensation	25	(129)
Other, net	75	13
Total	$2,413	$ (937)

Year-end deferred tax assets and liabilities were due to the following:

	2022	2021
	(In thousands)	
Deferred tax assets:		
Allowance for loan losses	$ 1,063	$ 677
Accrued liabilities	555	954
State income taxes	45	1
Stock compensation	226	154
Net operating loss carryforward	2,616	3,946
Non-accrual loan interest	—	51
Partnership investment	257	155
General business credit	1,962	2,006
Alternative minimum tax credit	5	5
Net unrealized loss on securities available-for-sale	7,388	464
Right of use liability	266	319
Fair value adjustment on acquired loans	291	521
Other	332	363
Total deferred tax assets	15,006	9,616
Less: valuation allowance	(369)	(369)
Total deferred tax assets, net of valuation allowance	14,637	9,247
Deferred tax liabilities:		
Section 481 adjustments to bad debts	(7)	(6)
Deferred loan fees/costs	(776)	(750)
Basis difference on fixed assets	(723)	(702)
FHLB stock dividends	(90)	(98)
Nonaccrual loan interest	(8)	—
Prepaid expenses	(186)	(220)
Right of use assets	(256)	(317)
Core deposit intangibles	(719)	(1,053)
Total deferred tax liabilities	(2,765)	(3,146)
Net deferred tax assets	$11,872	$ 6,101

Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion, or all, of the deferred tax asset will not be realized. In assessing the realization of deferred tax assets, management evaluated both positive and negative evidence, the amount of taxes paid in available carry-back years, and the forecasts of future income and tax planning strategies. Based on this analysis, management determined that, as of December 31, 2022, a valuation allowance of $369 thousand was required on the Company's deferred tax assets, which totaled $11.9 million (net of valuation allowance). As of December 31, 2021, a valuation allowance of $369 thousand was required on the Company's deferred tax assets, which totaled $6.1 million (net of valuation allowance).

As of December 31, 2022, the Company had federal net operating loss carryforwards of $3.1 million. Approximately $2.7 million of the federal net operating loss carryforwards can be carried forward indefinitely. The remaining $364 thousand will begin to expire, if not utilized, in 2036 through 2037. The Company also had California net operating loss carryforwards of $23.0 million which will begin to expire in 2031 through 2041 if not utilized. The Company also had federal general business credits of $2.0 million, which will begin to expire in 2030 through 2041, if not utilized.

The Company did not have any unrecognized tax benefits as of December 31, 2022 and 2021.

Federal tax years 2018 through 2022 remain open for the assessment of Federal income tax. California tax years 2017 through 2022 remain open for the assessment of California franchise tax. The Company is not currently under examination by any tax authorities.

Note 17 – Stock-Based Compensation

Prior to July 25, 2018, the Company issued stock-based compensation awards to its directors and employees under the 2008 Long-Term Incentive Plan ("2008 LTIP"). The 2008 LTIP permitted the grant of non-qualified and incentive stock options, stock appreciation rights, full value awards and cash incentive awards for up to 2,000,000 shares of common stock. As of July 25, 2018, the Company ceased granting awards under the 2008 LTIP.

On July 25, 2018, the stockholders approved the 2018 Long-Term Incentive Plan ("2018 LTIP"). As with the 2008 LTIP, the 2018 LTIP permits the grant of non-qualified and incentive stock options, stock appreciation rights, full value awards and cash incentive awards. The plan will be in effect for ten years. The maximum number of shares that can be awarded under the plan is 1,293,109 shares of common stock. As of December 31, 2022, 897,800 shares had been awarded and 395,309 shares were available under the 2018 LTIP.

No stock options were granted during the year ended December 31, 2022.

The following table summarizes stock option activity during the year ended December 31, 2022:

	2022	
	Number Outstanding	Weighted Average Exercise Price
Outstanding at beginning of year	450,000	$1.62
Granted during the year	—	—
Exercised during the year	—	—
Forfeited or expired during the year	(200,000)	—
Outstanding at end of year	250,000	$1.62
Exercisable at end of year	250,000	$1.62

There was no stock-based compensation expense related to stock options during 2022 as there was no remaining unrecognized compensation cost related to non-vested options granted under the plan as of December 31, 2021. For the year ended December 31, 2021, the Company recorded $7 thousand of stock-based compensation expense related to stock options.

Options outstanding and exercisable at year-end 2022 were as follows:

	Outstanding				Exercisable		
Grant Date	Number Outstanding	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Aggregate Intrinsic Value	Number Outstanding	Weighted Average Exercise Price	Aggregate Intrinsic Value
February 24, 2016	250,000		$1.62		250,000	$1.62	
	250,000	3.13 years	$1.62	$–	250,000	$1.62	$–

Stock Awards to Directors

In February 2022 and 2021, the Company awarded 47,187 and 20,736 shares of common stock, respectively, to its directors under the 2018 LTIP, which are fully vested. The Company recorded $84 thousand and $45 thousand of compensation expense in the years ended December 31, 2022 and December 31, 2021, respectively, based on the fair value of the stock on the date of the award.

In July of 2021, the Company awarded 64,516 shares of common stock to its Chief Executive Officer, which are fully vested. The company recorded $200 thousand of compensation expense for the year ended December 31, 2021 based on the fair value of the stock on the date of the award.

Restricted Stock Awards to Employees

In March of 2022, the Company issued 495,262 shares to its officers and employees under the 2018 LTIP. Each restricted stock award was valued based on the fair value of the stock on the date of the award. These awarded shares of restricted stock fully vest over periods ranging from 36 months to 60 months from their respective dates of grant. Stock-based compensation is recognized on a straight-line basis over the vesting period. There were no shares issued to officers and employees during 2021. During 2022 and 2021, the Company recorded $363 thousand and $153 thousand of stock-based compensation expense related to shares awarded to employees.

A summary of restricted stock unit activity for the year ended December 31, 2022 is as follows:

	Restricted Stock Units (In thousands)	Weighted Average Grant Date Fair Value	Remaining Contractual Life (months)
Unvested at December 31, 2021	—	—	—
Granted during period	495,262	$ 1.53	53
Vested during period	—	—	—
Forfeited or expired during period	(71,668)	—	—
Unvested at December 31, 2022	423,594	$ 1.53	43

As of December 31, 2022, there was $517 thousand of total unrecognized equity-based compensation expense that the Company expects to recognize over the remaining contractual life.

Note 18 – Regulatory Matters

The Bank's capital requirements are administered by the Office of the Comptroller of the Currency and involve quantitative measures of assets, liabilities, and certain off-balance sheet items calculated under regulatory accounting practices. Capital amounts and classifications are also subject to qualitative judgments by the OCC. Failure to meet capital requirements can result in regulatory action.

As a result of the Economic Growth, Regulatory Relief, and Consumer Protection Act, the federal banking agencies have developed a Community Bank Leverage Ratio (the ratio of a bank's tier 1 capital to average total consolidated assets) for financial institutions with assets of less than $10 billion. A "qualifying community bank" that exceeds this ratio will be deemed to be in compliance with all other capital and leverage requirements, including the capital requirements to be considered "well capitalized" under Prompt Corrective Action statutes. The federal banking agencies have set the Community Bank Leverage Ratio at 9%. The Coronavirus Aid Relief and Economic Security Act temporarily lowered this ratio to 8% beginning in the three months ended September 30, 2020. The ratio then rose to 8.5% for 2021 and reestablished at 9% on January 1, 2022.

City First Bank, N.A. elected to adopt the CBLR option on April 1, 2020 as reflected in its June 30, 2020 Call Report. Its CBLR as of December 31, 2022 and 2021 is shown in the table below.

	Actual		Minimum Required to be Well Capitalized Under Prompt Corrective Action Provisions	
	Amount	Ratio	Amount	Ratio
	(Dollars in thousands)			
December 31, 2022:				
Community Bank Leverage Ratio	**$181,304**	**15.75%**	**$103,591**	**9.00%**
December 31, 2021:				
Community Bank Leverage Ratio	**$ 98,590**	**9.32%**	**$ 89,871**	**8.50%**

At December 31, 2022, the Company and the Bank met all the capital adequacy requirements to which they were subject. In addition, the Bank was "well capitalized" under the regulatory framework for prompt corrective action. Management believes that no conditions or events have occurred that would materially adversely change the Bank's capital classifications. From time to time, we may need to raise additional capital to support the Bank's further growth and to maintain the "well capitalized" status.

The Bank's capital requirements are administered by the OCC and involve quantitative measures of assets, liabilities, and certain off-balance sheet items calculated under regulatory accounting practices. Capital amounts and classifications are also subject to qualitative judgments by the OCC. Failure to meet capital requirements can result in regulatory action.

Note 19 – Loan Commitments and Other Related Activities

Some financial instruments, such as loan commitments, credit lines, letters of credit, and overdraft protection, are issued to meet customer financing needs. These are agreements to provide credit or to support the credit of others, as long as conditions established in the contract are met, and usually have expiration dates. Commitments may expire without being used. Off-balance-sheet risk for credit loss exists up to the face amount of these instruments, although material losses are not anticipated. The same credit policies are used to make such commitments as are used for loans, including obtaining collateral at exercise of the commitment.

The contractual amounts of financial instruments with off-balance-sheet risk at year-end were as follows:

	2022	2021
	(In thousands)	
Commitments to make loans	$15,160	$13,384
Unfunded construction loans	27,811	10,352
Unused lines of credit – variable rates	13,341	9,326

Commitments to make loans are generally made for periods of 60 days or less.

Note 20 – Parent Company Only Condensed Financial Information

Condensed financial information of Broadway Financial Corporation follows:

Condensed Balance Sheet
December 31,

	2022	2021
	(In thousands)	
Assets		
Cash and cash equivalents	$ 84,015	$ 9,305
Investment in bank subsidiary	192,977	131,540
Other assets	2,725	4,068
Total assets	$279,717	$144,913
Liabilities and stockholders' equity		
Accrued expenses and other liabilities	$ 235	$ 583
Stockholders' equity	279,482	144,330
Total liabilities and stockholders' equity	$279,717	$144,913

Condensed Statements of Income
Years Ended December 31,

	2022	2021
	(In thousands)	
Interest income	$ 88	$ 27
Interest expense	—	(60)
Other expense	(877)	(1,982)
Income (loss) before income tax and undistributed subsidiary income	(789)	(2,015)
Income tax benefits	85	405
Equity in undistributed subsidiary income (loss)	6,340	(2,440)
Net income (loss)	$5,636	$(4,050)

Condensed Statements of Cash Flows
Years Ended December 31,

	2022	2021
	(In thousands)	
Cash flows from operating activities		
Net income (loss)	$ 5,636	$ (4,050)
Adjustments to reconcile net loss to net cash used in operating activities:		
Equity in undistributed subsidiary loss (income)	(6,340)	2,440
Change in other assets	1,196	(1,333)
Change in accrued expenses and other liabilities	(348)	504
Net cash used in operating activities	144	(2,439)
Cash flows from investing activities		
Capital distribution to bank subsidiary	(75,000)	(20,000)
Dividends from bank subsidiary	—	700
Net cash (used in) provided by investing activities	(75,000)	(19,300)
Cash flows from financing activities		
Proceeds from sale of stock	—	30,837
Issuance of preferred stock	150,000	—

	2022	2021
	(In thousands)	
Repayments of borrowings	—	(3,315)
Equity in CFBanc Corp on date of purchase	—	3,330
Increase in unreleased ESOP shares	(500)	—
Proceeds from repayment of ESOP loan	66	66
Net cash used in financing activities	149,566	30,918
Net change in cash and cash equivalents	74,710	9,179
Beginning cash and cash equivalents	9,305	126
Ending cash and cash equivalents.	$ 84,015	$ 9,305

There was $3.0 million of non-cash financing activities for the exchange of preferred stock for common stock in 2022.

Note 21 – Earnings (Loss) Per Common Share

The factors used in the earnings per common share computation follow:

	2022	2021
	(Dollars in thousands, except share and per share)	
Net income (loss) attributable to Broadway Financial Corporation	$ 5,636	$ (4,050)
Less net income (loss) attributable to participating securities.	32	2
Income (loss) available to common stockholders.	$ 5,604	$ (4,052)
Weighted average common shares outstanding for basic earnings (loss) per common share	72,409,020	60,151,556
Add: dilutive effects of unvested restricted stock awards	413,892	—
Add: dilutive effects of assumed exercise of stock options.	—	—
Weighted average common shares outstanding for diluted earnings (loss) per common share	72,822,912	60,151,556
Earnings (loss) per common share - basic	$ 0.08	$ (0.07)
Earnings (loss) per common share - diluted.	$ 0.08	$ (0.07)

Stock options for 250,000 shares of common stock for the year ended December 31, 2022, were not considered in computing diluted earnings per common share because they were anti-dilutive.

Basic earnings (loss) per share of common stock is computed pursuant to the two-class method by dividing net loss available to common stockholders less dividends paid on participating securities (unvested shares of restricted common stock) and any undistributed loss attributable to participating securities by the weighted average common shares outstanding during the period. The weighted average common shares outstanding includes the weighted average number of shares of common stock outstanding less the weighted average number of unvested shares of restricted common stock. ESOP shares are considered outstanding for this calculation unless unearned. Diluted earnings per share of common stock includes the dilutive effect of unvested stock awards and additional potential common shares issuable under stock options. 2022. Because the Company recorded a loss for the year ended December 31, 2021, no unvested stock awards or potential common shares issuable under stock options were included in diluted earnings per share in either year.

Note 22 – Subsequent Events

The Company evaluated its December 31, 2022 consolidated financial statements for subsequent events through the date these financial statements were issued.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14A

Proxy Statement Pursuant to Section 14(a) of
the Securities Exchange Act of 1934 (Amendment No.   )

Filed by the Registrant ☒

Filed by a Party other than the Registrant ☐

Check the appropriate box:

☐   Preliminary Proxy Statement
☐   **Confidential, for Use of the Commission Only (as permitted by Rule 14a-6(e)(2))**
☒   Definitive Proxy Statement
☐   Definitive Additional Materials
☐   Soliciting Material under §240.14a-12

Broadway Financial Corporation

(Name of Registrant as Specified In Its Charter)

(Name of Person(s) Filing Proxy Statement, if other than the Registrant)

Payment of Filing Fee (Check all boxes that apply):

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BROADWAY FINANCIAL CORPORATION
4601 Wilshire Boulevard, Suite 150
Los Angeles, California 90010

May 1, 2023

Dear Stockholder:

On behalf of the Board of Directors, I cordially invite you to attend the Annual Meeting of Stockholders (the "Annual Meeting") of Broadway Financial Corporation (the "Company"), which will be held at 9:00 a.m. (PDT) on Wednesday, June 21, 2023. The Annual Meeting will be a virtual meeting conducted solely as a live webcast through the Internet. There will not be any physical meeting location. You will be able to participate in the Annual Meeting, and to vote your shares and submit questions electronically before or during the Annual Meeting by visiting https://meetnow.global/M9CQQ7G and entering your Control Number that will be included in the instructions that will be sent to you for voting and participating in the Annual Meeting.

Stockholders will be asked at the Annual Meeting to vote on the election of three directors and on each of the other proposals described in the accompanying Notice of Annual Meeting of Stockholders and Proxy Statement.

Your vote is very important, regardless of the number of shares you own. Whether or not you expect to participate in the Annual Meeting, please send us your electronic voting instructions for your shares, or complete, sign, date, and mail each proxy card you receive if you prefer to vote by proxy card, as soon as possible. You may revoke your electronic voting instructions or proxies at any time prior to the completion of voting at the Annual Meeting.

Sincerely,

Brian E. Argrett
President and Chief Executive Officer

IMPORTANT: If your Broadway Financial Corporation shares are held in the name of a brokerage firm or other nominee, only that brokerage firm or nominee may submit electronic voting instructions or execute a proxy on your behalf. To ensure that your shares are voted, we urge you to telephone the individual responsible for your account today and obtain instructions on how to direct him or her to submit electronic voting instructions, execute a proxy on your behalf, or provide a legal proxy for you to vote your shares.

If you have any questions or need any assistance in voting your shares, please telephone Audrey A. Phillips, the Company's Corporate Secretary, at (202) 243-7141.

THIS PROXY STATEMENT AND THE COMPANY'S ANNUAL REPORT TO STOCKHOLDERS
ARE AVAILABLE AT: www.edocumentview.com/BYFC

BROADWAY FINANCIAL CORPORATION
4601 Wilshire Boulevard, Suite 150
Los Angeles, California 90010

Notice of Annual Meeting of Stockholders
Wednesday, June 21, 2023
9:00 a.m. (PDT)

NOTICE IS HEREBY GIVEN that the Annual Meeting of Stockholders (the "Annual Meeting") of Broadway Financial Corporation (the "Company"), a Delaware public benefit corporation formed pursuant to Chapter 1, Subchapter XV of the Delaware Code, will be held on Wednesday, June 21, 2023 at 9:00 a.m. (PDT), virtually via the internet at https://meetnow.global/M9CQQ7G, for the following purposes:

1. To elect the three directors named in the proxy statement to serve until the Annual Meeting to be held in the year 2026 or until their successors are elected and have been qualified;

2. To ratify the appointment of Moss Adams LLP as the independent registered public accounting firm for the Company for its fiscal year ending December 31, 2023;

3. To cast an advisory (non-binding) vote to approve executive compensation;

4. To amend and restate the Broadway Financial Corporation 2018 Long-Term Incentive Plan to increase the number of shares reserved for issuance by 3,900,000 shares;

5. To approve an amendment to the Company's Certificate of Incorporation to effect a reverse stock split of the Company's common stock with no change to the number of authorized shares of the Company's common stock; and

6. To consider such other business as may properly come before and be voted upon by the stockholders at the Annual Meeting, or any postponement or adjournment thereof.

The Board of Directors has selected April 24, 2023 as the Record Date for the Annual Meeting. Only those stockholders of record at the close of business on that date will be entitled to a notice of and to vote at the Annual Meeting or any postponement or adjournment thereof. A list of stockholders entitled to vote at the Annual Meeting will be available at the Company's principal executive offices during the ten days prior to the Annual Meeting and will also be available for inspection on-line during the Annual Meeting.

Whether or not you expect to attend the Annual Meeting, please submit your electronic voting instructions, or mail your proxy in the postage-paid envelope that is provided to you, as soon as possible. You may revoke your electronic voting instructions or proxy at any time prior to the completion of voting at the Annual Meeting.

By Order of the Board of Directors

Audrey A. Phillips
Vice President and Corporate Secretary

Important Notice Regarding the Availability of Proxy Materials for the Shareholder Meeting To Be Held on Wednesday, June 21, 2023. This proxy statement and the company's annual report to stockholders are available at www.edocumentview.com/BYFC

May 1, 2023

Instructions and Frequently Asked Questions for Annual Meeting

This year's Annual Meeting will be conducted solely online via live webcast. You will be able to attend and participate in the Annual Meeting online, vote your shares electronically and submit your questions prior to and during the meeting by visiting: https://meetnow.global/M9CQQ7G at the meeting date and time described in the accompanying proxy statement.

Q: How can I attend the Annual Meeting?

A: The Annual Meeting will be conducted solely online by live webcast. You will be entitled to participate in the Annual Meeting, including asking questions and voting your shares, only if you were a stockholder of the Company of record as of the close of business on the Record Date for the Annual Meeting, or if you hold a valid proxy for the Annual Meeting received from a stockholder of record on that date and follow the instructions below.

To participate in the Annual Meeting, you will need to review the information included in the Stockholder Meeting Notice that was sent separately to you (the ''Notice''), on your proxy card, or on the instructions that accompanied your proxy materials.

If you hold your shares through an intermediary, such as a bank or broker, you must register in advance using the registration instructions below.

The Annual Meeting will begin promptly on Wednesday, June 21, 2023 at 9:00 a.m., Pacific Time. We encourage you to access the meeting website prior to the start time, leaving ample time for the meeting check-in procedure. Please note that if you are not a stockholder of record you must first have followed the registration instructions below or in the accompanying proxy statement. Each shareholder may appoint only one proxy holder or representative to attend the meeting on his or her behalf.

The virtual meeting platform is fully supported across browsers (MS Edge, Firefox, Chrome and Safari) and devices (desktops, laptops, tablets and cell phones) running the most up-to-date version of applicable software and plugins. Note: Internet Explorer is not a supported browser. Participants should ensure that they have a strong WiFi connection wherever they intend to participate in the meeting. We encourage you to access the meeting prior to the start time. For further assistance should you need it you may call 1-888-724-2416.

Q: What if I have trouble accessing the Annual Meeting virtually?

A: On the day of the Annual Meeting, if you experience technical difficulties either during the check-in process or during the Annual Meeting, please call 1-888-724-2416 for assistance. Stockholders may submit questions during the Annual Meeting on the Annual Meeting website. More information regarding the question and answer process, including the number and types of questions permitted, and how questions will be recognized and answered, will be available in the meeting rules of conduct, which will be posted on the Annual Meeting website.

Q: Who may vote at the Annual Meeting?

A: The Board of Directors has selected April 24, 2023 as the Record Date for the Annual Meeting. Only those stockholders of record at the close of business on that date will be entitled to a notice of and to vote at the Annual Meeting or any postponement or adjournment thereof.

Q: What is the difference between holding shares as a "stockholder of record" and as a beneficial owner of shares held in "street name"?

A: If your shares are registered directly in your name with our transfer agent, Computershare Trust Company, N.A. (''Computershare''), you are considered the ''stockholder of record'' with respect to those shares, and the Notice was sent directly to you.

If your shares are held in an account at a brokerage firm, bank, broker-dealer, or other similar organization, then you are the beneficial owner of shares held in ''street name,'' and the Notice or separate voting instructions were forwarded to you by that organization. As a beneficial owner, you have the right to direct that organization how to vote the shares held in your account but you do not have legal authority to vote the shares directly unless you receive a legal authorization or ''proxy'' to vote the shares from the organization. You should follow the instructions in the Notice or voting instructions provided to you by that organization in order to vote your shares or direct the organization on how to vote your shares.

If you are a beneficial owner of shares held in street name and do not provide the organization that holds your shares with specific voting instructions, under certain securities exchange rules, the organization that holds your shares is not permitted to vote on certain matters, including the election of directors, and may determine not to vote your shares at all. In order to ensure that your shares are voted on all matters presented at the Annual Meeting, we encourage you to provide voting instructions in advance of the meeting, regardless of whether you intend to attend the Annual Meeting.

If you do not provide voting instructions and the organization that holds your shares elects to vote your shares on some but not all matters, it will result in a "broker non-vote" for the matters on which the organization does not vote. Abstentions occur when you provide voting instructions but instruct the organization that holds your shares to abstain from voting on a particular matter.

Q: How do I register to attend the Annual Meeting?

A: If you are a stockholder of record, our transfer agent, Computershare, will already have that information and you will not need to register to attend and participate in the Annual Meeting webcast. Instead, you may simply follow the instructions to access the meeting website on the Notice or proxy card that you received.

If your shares are held in "street name", you must register in advance to attend the Annual Meeting virtually on the Internet. To do this, you must submit proof of your proxy authority (which is referred to herein as a "legal proxy") reflecting the Company shares you hold, along with your name and email address to Computershare as further described below. Requests for registration must be labeled as "Legal Proxy" and must be received no later than 5:00 p.m., Eastern Time, on June 9, 2023.

You will receive a confirmation of your registration by email after we receive your registration materials.

Requests for registration to participate in the Annual Meeting should be directed to us at the following address:

If sent by email:

Forward the email you received from your broker or other street name holder to vote your shares, or attach an image of your legal proxy, to legalproxy@computershare.com

If sent by regular mail:

Computershare
Broadway Financial Corporation Legal Proxy
P.O. Box 43001
Providence, RI 02940

Q: How can I vote my shares without participating in the online Annual Meeting?

A: Whether you are a stockholder of record or hold your shares in street name, you may vote your shares or direct how your shares will be voted without participating in the online Annual Meeting.

If you are a stockholder of record, you may vote your shares over the Internet or by telephone by following the instructions on the Notice or proxy card you received. If you request printed copies of the proxy materials by mail, you may also vote by signing and submitting your proxy card and returning it by mail in the postage-paid envelope that will be provided to you. You should sign your name exactly as it appears on the proxy card. If you are signing in a representative capacity (for example, as guardian, executor, trustee, custodian, attorney or officer of a corporation), you should indicate your name and title or capacity.

If you are the beneficial owner of shares held in street name, you may be eligible to vote your shares electronically over the Internet or by telephone by following the instructions on the Notice or voter instruction form you received. If you request printed copies of the proxy materials by mail, you may also vote by signing the voter instruction form provided by your broker or other street name holder and returning it by mail. If you provide specific directions on how to vote by mail, telephone or over the Internet, your shares will be voted by your broker or other street name holder as you have directed.

The persons named as proxies are executive officers or directors of the Company. All proxies properly submitted in time to be counted at the Annual Meeting will be voted in accordance with the directions contained therein. If you submit your proxy without directing how your shares are to be voted, your shares will be voted by the proxy holders in accordance with the recommendations of the Board of Directors included in the accompanying proxy statement.

Q: How can I vote my shares during the Annual Meeting?

A: Whether you are a stockholder of record or hold your shares in street name, you may vote online at the Annual Meeting. You will need to enter your control number (included in your Notice, your proxy card, or the voting instructions that accompanied your proxy materials) to vote your shares at the Annual Meeting. Even if you plan to participate in the Annual Meeting, however, we encourage you to vote over the Internet, by telephone, or by returning a proxy card if you have requested printed proxy materials. This will ensure that your vote will be counted if you are unable to, or later decide not to, participate in the Annual Meeting.

Q: May I revoke my voting instructions or proxy and change my vote?

A: You may revoke your proxy and change your vote on a matter at any time before the voting on the matter at the Annual Meeting is completed. You may revoke your voting instructions or proxy over the Internet or by telephone by following the instructions included in your proxy materials or by submitting a written notice of revocation to Broadway Financial Corporation 4601 Wilshire Blvd., Suite 150, Los Angeles, CA 90010, Attn: Audrey A. Phillips. You may also revoke a previously submitted proxy by voting again on a later date over the Internet, by telephone, or by signing and returning a new proxy card by mail (only your latest proxy submitted prior to the Annual Meeting will be counted), or by voting at the Annual Meeting. Your participation at the Annual Meeting will not revoke your proxy unless you vote again electronically during the Annual Meeting. Any revocation of or change in your vote on a matter must be received by the Company prior to completion of the vote on the matter to be effective.

Broadway Financial Corporation
Proxy Statement
Table of Contents

This document includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical or current facts are forward-looking. Forward-looking statements typically include the words "expect," "estimate," "project," "budget," "forecast," "anticipate," "intend," "plan," "may," "will," "could," "should," "believes," "predicts," "potential," "continue," "poised," "optimistic," "prospects," "ability," "looking," "forward," "invest," "grow," "improve," "deliver" and similar expressions, but the absence of such words or expressions does not mean a statement is not forward-looking. Forward-looking statements reflect management's current expectations and are inherently uncertain. Actual results or outcomes could differ materially due to a variety of factors. Risks and uncertainties that could cause our actual results to differ significantly from management's expectations are described in our 2022 Annual Report on Form 10-K. This Proxy Statement should be read in consideration of these risk factors. Information included in this document, and any issues identified as important for purposes of this document, may not be considered material for SEC reporting purposes. We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except to the extent required by law. Website references throughout this document are provided for convenience only, and the content on the referenced websites is not incorporated by reference into this document.

BROADWAY FINANCIAL CORPORATION
4601 Wilshire Boulevard Suite 150
Los Angeles, California 90010

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PROXY STATEMENT
Annual Meeting of Stockholders
Wednesday, June 21, 2023

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GENERAL INFORMATION

This Proxy Statement is furnished in connection with the solicitation of proxies by the Board of Directors (the "Board") of Broadway Financial Corporation (the "Company"), for use at the Annual Meeting of Stockholders of the Company (the "Annual Meeting") that will be held at 9:00 a.m. (PDT) on Wednesday, June 21, 2023, as a virtual meeting conducted through the Internet, and at any postponement or adjournment thereof. This Proxy Statement and the accompanying form of proxy were first made available to stockholders on the Internet on or about May 1, 2023. If you would like to receive a paper copy of our proxy materials, please follow the instructions included in the Notice of Annual Meeting of Stockholders sent by the Company to all stockholders of record as of the Record Date (described below) for the Annual Meeting, or contact Audrey A. Phillips, Vice President, and Corporate Secretary, at (202) 243-7141.

The Company was incorporated under Delaware law in September 1995 for the purpose of acquiring and holding all of the outstanding capital stock of Broadway Federal Bank, f.s.b. ("Broadway Federal") as part of Broadway Federal's conversion from a federally chartered mutual savings and loan association to a federally chartered stock savings bank (the "Conversion"). The Conversion was completed, and Broadway Federal became a wholly owned subsidiary of the Company on January 8, 1996. On April 1, 2021, the Company completed a merger (the "Merger") with CFBanc Corporation ("CFBanc"), with the Company continuing as the surviving entity. Immediately following the Merger, Broadway Federal merged with and into City First Bank of D.C, National Association with City First Bank of D.C., National Association (the "Bank", or "City First", which concurrently changed its name to City First Bank, National Association) continuing as the surviving entity and a wholly-owned subsidiary of the Company. Throughout this Proxy Statement, the terms "we", "us", "our" and the "Company" refer to Broadway Financial Corporation and, unless otherwise indicated, such references include the Bank. Prior to the Merger, no bank holding company or other person controlled the Company. In the Merger, City First Enterprises, Inc. ("City First Enterprises"), the bank holding company that formerly controlled CFBanc, received 6,622,236 shares of our Class A voting common stock, par value $0.01 per share (the "Voting Common Stock"), representing approximately 13.6% of our Voting Common Stock outstanding, in exchange for its shares of Class A Common Stock of CFBanc. City First Enterprises is now a controlling person of the Company.

RECORD DATE AND VOTING OF SHARES

The Board has selected April 24, 2023 as the Record Date for the determination of stockholders entitled to notice of and to vote at the Annual Meeting. A total of 48,710,335 shares of the Company's Voting Common Stock were outstanding at the close of business as of April 24, 2023. A majority of the shares of Voting Common Stock entitled to vote, represented in person or by proxy, will constitute a quorum for the transaction of business at the Annual Meeting. Abstentions and broker non-votes will be counted towards the quorum requirement. Stockholders will be entitled to cast one vote for each share of Voting Common Stock held by them of record at the close of business on the Record Date on any matter that may be presented at the Annual Meeting for consideration and action by the stockholders and on which they are entitled to vote. Each stockholder may appoint only one proxy holder or representative to attend the meeting on his or her behalf. The use of cameras or recording devices at the Annual Meeting is prohibited, other than by the Company, or as authorized by the Company.

Abstentions will be treated as shares of Voting Common Stock that are present and entitled to vote for purposes of determining the presence of a quorum, but as not voted for purposes of determining the approval of any matter submitted for a vote of the stockholders. Broker non-votes on particular matters will be counted for general quorum purposes but will not be considered as present and entitled to vote with respect to that matter.

Proposal 1: Election of Directors

A plurality of votes of the holders of shares of Voting Common Stock present in person or represented by proxy at the meeting and entitled to vote on the election of directors will be required for the election of directors, and there is no cumulative voting. Broker non-votes will not be considered shares of Voting Common Stock present in person or represented by proxy at the meeting and entitled to vote on the proposal for purposes of determining the election of directors.

Proposal 2: Ratification of Selection of Independent Registered Public Accounting Firm

The affirmative vote of the majority of the shares of Voting Common Stock voting on the proposal will be required to ratify the appointment of Moss Adams LLP as the Company's independent registered public accounting firm. Broker non-votes, if any, and abstentions will not be considered shares of Voting Common Stock voting on the proposal for purposes of determining the approval of this matter and therefore will have no effect on the outcome.

Proposal 3: Advisory Approval of Executive Compensation

The affirmative vote of the majority of the shares of Voting Common Stock voting on the proposal will be required to adopt the non-binding proposal to approve executive compensation described in this Proxy Statement. Broker non-votes, if any, and abstentions will not be considered shares of Voting Common Stock voting on the proposal for purposes of determining the approval of this matter and therefore will have no effect on the outcome.

Proposal 4: Approval of an Amendment and Restatement of the Company's 2018 Long-Term Incentive Plan

The affirmative vote of the majority of the shares of Voting Common Stock voting on the proposal will be required to amend and restate the Broadway Financial Corporation 2018 Long-Term Incentive Plan to increase the number of shares reserved for issuance by 3,900,000 shares described in this Proxy Statement. Broker non-votes, if any, and abstentions will not be considered shares of Voting Common Stock voting on the proposal for purposes of determining the approval of this matter and therefore will have no effect on the outcome.

Proposal 5: Approval of an Amendment to the Company's Certificate of Incorporation to Effect a Reverse Stock Split of the Company's Common Stock With No Change to the Number of Authorized Shares

The affirmative vote of holders of shares representing a majority of the outstanding Voting Common Stock entitled to vote on the matter is required to approve an amendment to the Certificate of Incorporation. Broker non-votes, if any, and abstentions will count as a vote ''against'' the proposal.

All valid proxies received in response to this solicitation will be voted in accordance with the instructions indicated thereon by the stockholders giving such proxies. If no contrary instructions are given, such proxies will be voted FOR the election of the nominees named in this Proxy Statement as directors, and FOR approval of each of the other proposals described in this Proxy Statement or recommended by the Board. If other matters are properly presented at the Annual Meeting and may properly be acted upon, the proxies solicited hereby will be voted in accordance with the best judgment of the persons named in such proxies.

REVOCATION OF VOTING INSTRUCTIONS AND PROXIES

Any stockholder may revoke his or her electronic voting instructions or proxy card vote on a matter at any time before voting on the matter is completed at the Annual Meeting through the Internet or by delivering a later-dated voting instruction, proxy card, or other written notice of revocation to Audrey A. Phillips, Vice President and Corporate Secretary of the Company, at 4601 Wilshire Boulevard, Suite 150, Los Angeles, California 90010.

SOLICITATION OF PROXIES

Proxies are being solicited by this Proxy Statement on behalf of the Board. The principal solicitation of proxies is being conducted by mail. We intend to retain Alliance Advisors LLC to act as a proxy solicitor in connection with the Annual Meeting at an estimated cost of $15,000 plus reasonable out-of-pocket expenses. Computershare, the Company's transfer agent, will assist in the solicitation of proxies at no additional fee, but will be reimbursed for certain expenses. In addition to the mailed proxy materials, to the extent necessary, proxies may be solicited by telephone or by other means of communication by officers, directors and employees of the Company or the Bank, and the Company's financial advisors, none of whom will receive additional compensation for such solicitation. Proxies may be solicited by telephone, personal contact, or other means. The Company will bear the cost of this solicitation of proxies, including postage, printing, and handling, and will reimburse brokers and other nominee holders of shares of the Company's Voting Common Stock for their expenses incurred in forwarding solicitation materials to beneficial owners of such shares.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth information as of March 31, 2023 concerning the shares of the Company's common stock owned by each person known to the Company to be a beneficial owner of more than 5% of the Company's Voting Common Stock, each director or director nominee, each Named Executive Officer, and all current directors and executive officers as a group. Except as otherwise indicated, and subject to any interests of the reporting person's spouse, we believe that the beneficial owners of common stock listed below, based on information furnished by such owners, have sole voting and investment power with respect to such shares. As of March 31, 2023, we had 48,718,155 shares of Voting Common Stock outstanding.

Beneficial Owner	Number of Shares of Voting Common Stock Beneficially Owned	Percent of Voting Common Stock	Number of Shares of Non-Voting Common Stock, Class B Beneficially Owned[1]	Number of Shares of Non-Voting Common Stock, Class C Beneficially Owned[2]	Percent of Total Common Stock Outstanding[3]
5% Beneficial Owners:					
City First Enterprises[4]	6,622,236	13.59%	—	—	9.01%
Cedars-Sinai Medical Center[6]	2,808,989	5.77%	—	—	3.82%
EJF Capital LLC[5]	2,652,000	5.44%	—	—	3.61%
Directors and Executive Officers[7]:					
Brian E. Argrett	181,778	*	—	—	*
Wayne-Kent A. Bradshaw[8]	285,946	*	—	—	*
Robert C. Davidson[9]	104,561	*	—	—	*
Mary Ann Donovan	17,333	*	—	—	*
John M. Driver	9,230	*	—	—	*
Marie C. Johns	17,333	*	—	—	*
William A. Longbrake	77,333	*	—	—	*
David J. McGrady	17,333	*	—	—	*
Dutch C. Ross III	48,043	*	—	—	*
Brenda J. Battey[10]	255,184	*	—	—	*
Ruth McCloud[11]	190,106	*	—	—	*
Tom A. Nida	40,604	*	—	—	*
John F. Tellenbach	—	—	—	—	—
LaShanya D. Washington	6,633	*	—	—	*
Sonja S. Wells	48,039	*	—	—	*
All current directors and executive officers as a group (15 persons)	1,299,458	2.66%	—	—	1.77%

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* Less than 1%.

(1) The Class B non-voting common stock may not be converted to Voting Common Stock.

(2) The Class C non-voting common stock may be converted to Voting Common Stock only upon the occurrence of certain prescribed forms of sales to third parties that are not affiliated with the holders thereof.

(3) The total number of outstanding common shares as of March 31, 2023 was 73,503,289, which includes all outstanding shares of Class A voting common stock, Class B non-voting common stock, and Class C non-voting common stock.

(4) The address for City First Enterprises is 1 Thomas Circle, NW, Suite 700, Washington, D.C. 20005.

(5) The address for Cedars-Sinai Medical Center is 8700 Beverly Boulevard, TRES 6500, Los Angeles, CA 90048.

(6) The address for EJF Capital LLC and each of such entities is 2107 Wilson Boulevard, Suite 410, Arlington, VA 22201.

(7) The address for each of the directors and named executive officers is 4601 Wilshire Boulevard, Suite 150, Los Angeles, CA 90010.

(8) Includes 41,703 allocated shares under the City First Bank, National Association Employee Stock Ownership Plan ("ESOP").

(9) Includes 70,000 shares that are held by the Robert and Alice Davidson Trust, dated August 11, 1982. Robert Davidson and Alice Davidson share investment and voting power with respect to the shares held by the Robert and Alice Davidson Trust in their capacities as trustees of the trust.

(10) Includes 31,589 allocated shares under the ESOP and 150,000 shares subject to options granted under the LTIP, which options are all currently exercisable.

(11) Includes 27,436 allocated shares under the ESOP and 100,000 shares subject to options granted under the LTIP, which options are all currently exercisable.

PROPOSAL 1. ELECTION OF DIRECTORS

The Company's certificate of incorporation provides that the Board shall be divided into three classes of directors, with the term of one class of directors to expire each year. Three directors are to be elected at the Annual Meeting.

Information Concerning Nominees and Directors

The following table sets forth the names and information regarding the persons who are currently members of the Board, including those nominated by the Board for election at the Annual Meeting. The membership of the Board and the membership of the board of directors of the Bank are identical. If elected, Brian E. Argrett, Mary Ann Donovan, and William A. Longbrake will each serve for a term of three years or until their respective successors are elected and qualified. Each person has consented to be named in this Proxy Statement and has indicated his or her intention to serve if elected. If any of the nominees becomes unable to serve as a director for any reason, the shares represented by the proxies solicited hereby may be voted for a replacement nominee selected by the Board.

Name	Age as of March 31, 2023	Director Since	Current Term Expires	Positions Currently Held with the Company and the Bank
NOMINEES:				
Brian E. Argrett[(1)]	59	2011*	2023	Chair of the Board, President and Chief Executive Officer
Mary Ann Donovan	58	2020*	2023	Director
William A. Longbrake	80	2011*	2023	Director
CONTINUING DIRECTORS:				
Wayne-Kent A. Bradshaw	76	2012	2024	Director, Vice Chair
Marie C. Johns	71	2014*	2024	Lead Independent Director
David J. McGrady	67	1997*	2024	Director
Robert C. Davidson, Jr.	77	2003	2025	Director
Dutch C. Ross III	76	2016	2025	Director
John M. Driver[1]	58	2022	2025	Director

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* Including service as a director of CFBanc prior to the Merger.

(1) Mr. Argrett was elected as Chair of the Board, effective April 1, 2023.

> **THE BOARD UNANIMOUSLY RECOMMENDS**
> **THAT YOU VOTE "FOR" THE ABOVE NOMINEES.**

The following is a brief description of the business experience of the nominees and continuing directors and their respective directorships, if any, with other public companies that are subject to the reporting requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Also set forth below for each nominee and continuing director is a description of the specific experience, qualifications, attributes, or skills that led to the Board's conclusion that such person should serve as a director of the Company.

Director Nominees

Brian E. Argrett was Director, President and Chief Executive Officer of CFBanc and its wholly owned banking subsidiary from 2011 until the completion of CFBanc's merger with the Company, at which time he became Vice Chair, President and Chief Executive Officer of both the Company and the Bank. Effective April 1, 2023, he became Chair of the Company and the Bank.

Formerly, Mr. Argrett was founder and managing partner of both Fulcrum Capital Group, an investment manager, and Fulcrum Capital Partners, L.P., an institutionally-backed private equity limited partnership. He also served as President, Chief Executive Officer, and director of Fulcrum Venture Capital Corporation, a federally licensed and regulated Small Business Investment Company. Prior to joining the Fulcrum entities, Mr. Argrett was an attorney with the real estate law firm of Pircher, Nichols & Meeks in Los Angeles, California. Mr. Argrett has served as chair, been a member, or held observer rights on numerous Fulcrum portfolio company boards, as well as having served on the boards of directors of other financial industry companies. Mr. Argrett was a presidential appointee to the Community Development Advisory Board of the U.S. Treasury Department under the Obama administration. Mr. Argrett has held leadership positions at the National Association of Investment Companies and the National Conference for Community and Justice and has been an elder at the Knox Presbyterian Church.

Currently, Mr. Argrett serves as Chairman of the Board of Directors of City First Enterprises, which is a bank holding company that holds equity in the Company. Mr. Argrett is a recent appointee to the Board of IntraFi Network, and he also serves on the Board of the California Bankers Association. Mr. Argrett is a past Chairman and continues to serve on the Board of Directors of the Community Development Bankers Association. He also serves as a member of the Global Alliance on Banking on Values, and is a member of the Board of the Expanding Black Business Credit Initiative.

Mr. Argrett served as a director of the Board of Directors of the Federal Home Loan Bank of Atlanta from 2016 through December of 2021, during which time he served as the Vice Chair of the Board, Chair of its Enterprise Risk and Operations Committee, as well as a member of its Finance Committee and its Audit and Compliance Committee.

Mr. Argrett is a member of The Economic Club of Washington, D.C., the Federal City Council, and the Leadership Greater Washington Class of 2014. In addition, Mr. Argrett is a 2014 recipient of the Washington Business Journal Minority Business Leader Award. Mr. Argrett holds J.D. and M.B.A. degrees from the University of California, Berkeley, and a bachelor's degree from the McIntire School of Commerce at the University of Virginia.

Mr. Argrett's extensive experience in the financial services and banking industries, public and private company board experience, knowledge and experience in the Washington D.C. and Southern California markets, and knowledge of the Bank's business, history, organization, and mission, and executive management experience qualify him to serve as a member of the Board.

Mary Ann Donovan has served as President and Chief Executive Officer of Raza Development Fund, a Latino-led and focused Community Development Financial Institution, since May 31, 2022. Prior positions held by Ms. Donovan include Chief Operating Officer of Local Initiatives Support Corporation, Director of the United States Department of the Treasury's Community Development Financial Institutions ("CDFI") Fund, CEO of CoMetrics, Inc. (a social enterprise that provides affordable business intelligence tools to small businesses and nonprofit entities), Senior Policy Advisor to the White House from 2012-2013, working collaboratively with the Office of Social Innovation and the Council on Environmental Quality, and Chief Operating Officer of Capital Impact Partners, a certified CDFI. Ms. Donovan has been a thought leader and a board member of many of the highest performing organizations in the community development sector. Ms. Donovan has been a Senior Fellow at the Center for Community Investment. She has published papers and articles for the National Academy for Public Administration, the Federal Reserve Bank of San Francisco, the Federal Reserve Bank of Boston, Forbes, the Skoll World Forum on Social Entrepreneurship, and the Milken Review. Ms. Donovan has a B.A. degree in Economics from Allegheny College and an M.B.A. degree in Finance from the University of Maryland. Prior to the completion of the Merger, Ms. Donovan was a director of CFBanc, and was appointed to be a director of the Company upon completion of the Merger.

Ms. Donovan's operational experience, federal government public service, and community development knowledge and expertise, as well has her experience with corporate governance, marketing, and business development matters, all qualify her to serve on the Board.

William A. Longbrake has served as an Executive in Residence at the Robert H. Smith School of Business at the University of Maryland since June of 2009 where he participates in the Center for Financial Policy and writes a monthly economic newsletter for "Brain Trust." Dr. Longbrake is active in numerous academic, business, and community service organizations, particularly those involving issues surrounding affordable housing and education. He is a current director of City First Enterprises. Dr. Longbrake is a former Chairman of the Board of Trustees of the College of Wooster, a residential four-year liberal arts college, and a former Chairman of the Board of HOPE LoanPort, a not-for-profit organization that provided a data management and communications web portal to housing counselors and home mortgage servicers. Dr. Longbrake is a director of the Washington State Investment Board, a director of the Boeing Employees Credit Union, President of the Seattle First Foundation, and a member of the Mortgage Markets Committee of the American Bankers Association. Dr. Longbrake was a Director of First Financial Northwest, a community bank located in Renton, Washington, from 2008-2010; a Director of the Federal Home Loan Bank of Seattle from 2002-2010; and a Director of the Washington Financial League from 2002-2010. He taught courses in business administration and finance at the University of Maryland and Seattle University. In 2007 Dr. Longbrake received the Distinguished Alumnus of the Year award from the Robert H. Smith School of Business of the University of Maryland. Dr. Longbrake began his career in Washington, D.C. where he served in various government positions, including Acting Senior Deputy Comptroller for Policy and Senior Deputy Comptroller for Resource Management for the Office of the Comptroller of the Currency and financial economist, chief financial officer, and deputy to the Chairman of the FDIC. He earned his B.A. degree in Economics from the College of Wooster and earned his master's degree in Monetary Economics and his M.B.A. degree from the University of Wisconsin. He received his Ph.D. degree in finance from the University of Maryland. Prior to the completion of the Merger, Dr. Longbrake was a director of CFBanc, and was appointed to be a director of the Company upon completion of the Merger.

Dr. Longbrake has extensive experience in finance and investments, macroeconomics and monetary policy, risk management, housing, and public policy. His extensive experience in accounting, banking, community development, and corporate governance experience, along with his regulatory, finance, and capital markets experience with both public and private companies qualify him to serve as a member of the Board.

Continuing Directors

Wayne-Kent A. Bradshaw was President and Chief Executive Officer of the Company and Broadway Federal until the Merger of the Company with CFBanc, whereupon he became Chair of the Board of the Company and City First Bank, National Association. He relinquished his position as Chair of the Company in March 2023 and became Vice Chair effective April 1, 2023. Mr. Bradshaw joined the Company in February of 2009 as President and Chief Operating Officer and was appointed Chief Executive Officer in January 2012. He was elected to serve as a director of both the Company and Broadway Federal in September 2012. Prior to joining the Company, Mr. Bradshaw was the Regional President for Community and External Affairs of Washington Mutual Bank from 2003 to 2009. He was President and Chief Executive Officer of Los Angeles-based Family Savings Bank from 1989 until 2002 and Chief Deputy Superintendent for the California State Banking Department from 1981 to 1983. Mr. Bradshaw has served on many community and educational boards. He most recently served on the boards of directors of California State University Northridge, Northridge Hospital Medical Center, California Community Reinvestment Corporation, and the Western Bankers Association. He currently serves on the boards of the Federal Reserve Bank of San Francisco - Los Angeles Branch and Louisville High School.

Mr. Bradshaw has over 52 years of experience in financial management and banking. He has the proven ability to plan and implement programs that optimize opportunities to accelerate profitable growth in highly competitive environments. Mr. Bradshaw has extensive experience in community banking, commercial banking, and as a bank regulator, and his knowledge and experience qualify him to serve on the Board and as its Vice Chair.

Marie C. Johns has over 30 years' experience as a leader in business, civic, and government service. Ms. Johns focuses on community service in the areas of education and economic development. She served as President of Verizon Washington and was nominated by President Barack Obama to serve as Deputy Administrator of the U.S. Small Business Administration, ("SBA"). In 2011, under Ms. Johns' leadership and initiatives, the SBA lent more than $30 billion to more than 60,000 small businesses, a record in the history of the SBA. Over 10 years ago, Ms. Johns founded L&L Consulting, LLC (now PPC-Leftwich LLC), a business development, organizational effectiveness and public policy consulting practice, which is based in Washington, D.C. and where she continues to serve as CEO Ms. Johns has served on several boards of directors, including the Federal City Council, the Economic Club of Washington, D.C., the Washington, D.C. Chamber of Commerce, WLR Foods (a poultry producer), Kaiser Permanente of the Mid-Atlantic Region, Hager Sharp (a communications and marketing firm), Document Systems Inc. (a document imaging and storage firm) and Harvest Bank of Maryland. Ms. Johns is a Trustee of Howard University where she chairs the Student Life Committee and serves as vice chair of the Governance Committee. Ms. Johns is a member of the Greater Washington, D.C. Business Hall of Fame, one of the Greater Washington Board of Trade's "Leaders of the Year" and the recipient of over 100 awards from different organizations for her community service. Ms. Johns received her B.S. and M.P.A. degrees from the O'Neill School of Public and Environmental Affairs at Indiana University where she currently serves as a member of the Dean's Council and she formerly served as a Board member for the Tobias Center for Leadership Excellence. Prior to the completion of the Merger, Ms. Johns, served as a Director since 2014, and as Chair of the Board of CFBanc since 2018. She was appointed to be the Lead Independent Director of the Company in 2021.

Ms. Johns has over 30 years executive management experience in the public and corporate sectors. She has served on a variety of private company and not-for-profit boards and her expertise in governance, regulatory issues, business development, and the Washington D.C. market qualify her to serve on our board of directors as our Lead Independent Director.

David J. McGrady is a consultant specializing in community development issues and is a nationally recognized expert on the New Markets Tax Credit program. He has been a key advisor on more than 30 successful New Markets Tax Credit applications, with allocations totaling more than $1.7 billion, and has assisted those recipients in developing and implementing capitalization and deployment plans in their respective markets. He also advises banks, investors, foundations, municipalities and CDFIs, on a range of issues, including corporate structure and governance, capitalization, market and risk assessment, product development, underwriting loans and investments, portfolio management, and tax credit programs. Mr. McGrady was Director of Commercial Programs for the Center for Community Self-Help in Durham, North Carolina. Under his leadership, the Center for Community Self-Help originated over 1,300 higher risk business loans totaling more than $80 million. He is also a director of City First Enterprises, which is the bank holding company of our Company, chair of City First Enterprises' Directors Loan Committee and a member of Calvert Impact Capital's Investment Committee. Mr. McGrady received his bachelor's degree from King University and law degree from Harvard. Prior to the completion of the Merger, Mr. McGrady, served as a Director on the Board of CFBanc since 1998, and was appointed to be a director of the Company upon completion of the Merger.

Mr. McGrady's experience in corporate governance and community development matters and legal expertise, as well as his background in finance and the real estate, mortgage, and tax credit industries, qualify him to serve as a member of the Board.

Robert C. Davidson, Jr. served, until his retirement in 2007, in the position of Chairman and Chief Executive Officer of Surface Protection Industries, a paint and specialty coatings manufacturing company he founded in 1978, that became one of the leading African American-owned manufacturing companies in the United States and the largest in California. Previously, from 1972 to 1974, he co-founded and served as Vice President of Urban National Corporation, a private venture capital corporation that was focused specifically on investing in minority-controlled businesses. Mr. Davidson currently also serves on the boards of directors of Smithsonian American Art Museum (Chairman-Elect), Diversity Advisory Board at Toyota Motor North America, Morehouse College (Chairman Emeritus), Art Center College of Design (Chairman Emeritus), Cedars-Sinai Medical Center, (Lifetime Member) and the University of Chicago Graduate School of Business Advisory Council.

Mr. Davidson has extensive entrepreneurial experience in developing and managing small and medium-sized businesses. He has hands-on experience in marketing and sales, human resources and strategic planning and implementation. He has a long history with, and extensive knowledge of the Company and of the markets and communities in which the Company operates. We believe that this history, knowledge, and overall experience qualify him to serve on the Board.

Dutch C. Ross III is the former President and Chief Executive Officer of Economic Resources Corporation ("ERC"), a non-profit corporation with a mission of promoting economic development and job creation in underserved communities. Mr. Ross served in that capacity from 1996 until his retirement in August 2020. Prior to joining ERC, Mr. Ross held a variety of managerial, financial, and planning positions in the corporate headquarters, divisional, and subsidiary operations of Atlantic Richfield Company ("ARCO") from January 1975 to December 1995. From 1971 to 1975, Mr. Ross was employed in financial analysis positions with The Wickes Corporation. Mr. Ross has been active in a number of community organizations in the Los Angeles area that are devoted to building stronger communities and has served on the board of directors of several such organizations, including Genesis L.A. Economic Growth Corporation, where he currently serves on the Audit and Finance Committees. He has served on the Board since 2016.

Mr. Ross received his B.S. degree in Industrial Economics and a Masters in Industrial Management from Purdue University.

Mr. Ross is a financial executive with over 45 years of managerial experience with Fortune 500 companies and non-profit economic development organizations and has extensive knowledge of the Company. Mr. Ross' knowledge and experience qualifies him to serve on the Board.

John M. Driver is a technology entrepreneur and innovator with leadership experience in large, public and privately-held multinational companies and early-stage startups. He has a foundation in software marketing & sales and direct experience in new product launches for first-to-market categories. Navigating complexity, delivering innovation, and creating new opportunities within the IoT (Internet-of-Things) market are hallmarks of his career. As CEO, he currently leads Lynx Technology, a digital media technology company he founded through a management buyout of the multinational Connected Home operations of PacketVideo, a subsidiary of NTT DoCoMo. Previously, Mr. Driver served as Chief Operating Officer and Chief Marketing Officer of PacketVideo, co-founder and Chief Executive Officer of JoynIn and in senior marketing leadership roles for Serena Software and Sun Microsystems.

Mr. Driver is currently an Independent Director at Vital Energy, Inc. (NYSE: VTLE). Additionally, he serves as Chair of the Board of Trustees of the Fleet Science Center in San Diego and is a former Board Member of the San Diego YMCA Overnight Camps. He is actively involved with Stanford University, serving as former Chair of the Stanford Associates Board of Governors, a guest lecturer for Stanford's Department of Management Science and Engineering, is the former President of the Stanford Multicultural Alumni Club of San Diego and a recipient of the Stanford Governor's Award in recognition of exemplary and long-standing volunteer service. He is NACD Directorship Certified[TM] and earned the NACD Certificate in Cybersecurity Oversight. Mr. Driver earned a Bachelor of Science in Industrial Engineering from Stanford University and a Master of Business Administration from The Tuck School of Business at Dartmouth College.

Mr. Driver has expertise in corporate governance, strategy, finance, acquisitions, international operations; enterprise, consumer, and mobile application software; enterprise computer systems & services, Internet-of-Things, global sales & marketing strategy, developing and patenting award-winning technologies, and corporate governance. Mr. Driver's knowledge and experience qualifies him to serve on the Board

Director Independence

We have adopted standards for director independence pursuant to the Nasdaq Stock Market ("Nasdaq") listing standards. The Board has considered relationships, transactions, and/or arrangements with each of its directors, and has determined that all of the Company's non-employee directors other than Mr. Bradshaw (Mr. Davidson, Ms. Donovan, Mr. Driver, Ms. Johns, Dr. Longbrake, Mr. McGrady, and Mr. Ross) are "independent" under applicable Nasdaq listing standards and Securities and Exchange Commission ("SEC") rules.

Board Leadership Structure

Effective April 1, 2023, the Company currently operates under a leadership structure in which the positions of Chairman of the Board and Chief Executive Officer are combined. Prior to this, the Company operated under a leadership structure in which the positions of Chairman of the Board and Chief Executive Officer of the Company were separated. The position of Chairman of the Board was held by Mr. Bradshaw who served as the Company's President and Chief Executive Officer until the closing of the Merger on April 1, 2021, at which time he became the Board's Chair. Effective with the second anniversary of the Closing Date of the Merger and subject to the then-current Board of Directors of the Surviving Entity's exercise of its fiduciary obligations and vote, Mr. Argrett was appointed Chair of the Board. Mr. Argrett also serves as the Company's President and Chief Executive Officer. Concurrent with Mr. Argrett's appointment, Mr. Bradshaw was designated as the Vice Chair of the Board and Ms. Johns was reaffirmed as the Lead Independent Director.

We believe having Mr. Argrett serve as Chair of the Board and the Company's Chief Executive Officer is appropriate because serving in those two capacities allows him to more effectively execute the Company's strategic initiatives and business plans and confront its challenges. In addition, Mr. Argrett has extensive knowledge of all aspects of the Company and its business, risks, industry, and customers and is best positioned to elevate the most critical business issues for consideration by the Board. We also believe this current board leadership structure provides the Company with decisive and effective leadership with clearer accountability to stockholders and customers.

As the Chair of the Board, Mr. Argrett provides leadership to the Board and works with the Board and executive management to define the Board's structure and coordinate its activities in the fulfillment of its responsibilities. In addition, he presides over periodic executive sessions of the Board and coordinates the agenda for meetings.

Mr. Argrett does not qualify as an independent director under the Nasdaq listing standards because of his role as the Company's Chief Executive Officer. Therefore, the Board has designated Ms. Johns as Lead Independent Director, continuing a position that she has held since the Merger. As such, Ms. Johns chairs any meeting of the independent directors in executive session, works with the Board Chair and Vice Chair in coordinating agendas for meetings, serves as a liaison between the independent directors and management, and consults with the Board Chair and Chief Executive Officer on matters relating to corporate governance and Board performance.

As Chief Executive Officer of the Company, Mr. Argrett has general responsibility for supervision and management of the business affairs of the Company and is responsible for assuring that policy decisions of the Board are implemented as adopted. He, in conjunction with the Board, is responsible for the development and implementation of the Company's strategic plans.

Risk Oversight

The Board's role in the Company's risk management process includes reviewing regular reports from senior management on areas of material risk to the Company, including operational, financial, legal, regulatory, strategic, and reputational risks. The Board reviews these reports to enable it to understand and assess the Company's risk identification, risk management, and risk mitigation strategies. While the Board has the ultimate oversight, responsibility for the risk management process is delegated in part to various committees of both management and the Board. The Risk and Compliance Committee of the Bank's board of directors reviews the development, implementation, and maintenance of risk management processes from a Bank-wide perspective and assesses the adequacy and effectiveness of the Bank's risk management policies. In accordance with the Audit Committee charter, the Audit Committee assists the Board in its oversight of the Company's risk assessment and risk management policies as well as the procedures adopted to implement those policies and the safety and soundness of the Company. The Directors Loan Committee evaluates and manages credit risk and loan concentration risk, while the Internal Asset Review Committee reviews loan classifications and loss risk in the Bank's loan portfolio. In addition, the Asset and Liability Committee manages investment, interest rate, and financial risk exposure, the Compensation and Benefits Committee oversees the management of risks relating to our executive and non-executive compensation plans and arrangements, and the Corporate Governance Committee manages risks associated with the independence of the Board, potential conflicts of interest, and overall governance of the Company. While each committee oversees certain risks and the management of such risks, the entire Board is regularly informed of such risks through committee and management reports.

Code of Ethics

We have adopted a Code of Ethics that applies to all of our directors, officers and employees, including our principal executive, principal financial and principal accounting officers, or persons performing similar functions. Our Code of Ethics is posted on our website at www.cityfirstbank.com. We intend to disclose future amendments to certain provisions of the Code of Ethics, and waivers of the Code of Ethics granted to executive officers and directors, on the website within four business days following the date of the amendment or waiver.

Identifying and Evaluating Nominees for Director

The Company's Corporate Governance Committee is charged with the responsibilities of identifying and recommending candidates to be nominated for election as directors. The committee considers candidates suggested by its members, other directors, and stockholders in anticipation of upcoming director elections and other potential or expected Board vacancies. The committee will consider candidates nominated by stockholders provided that the stockholder submitting a nomination has complied with procedures set forth in the Company's bylaws. See "Stockholder Proposals for Presentation at the Annual Meeting" for additional information regarding stockholder nominations of director candidates. The Corporate Governance Committee's duties and responsibilities and the qualifications for director nominees are described in the Corporate Governance Committee Charter, which is available on the Company's website at www.cityfirstbank.com.

All director candidates, including those nominated by stockholders, are evaluated on the same basis. In determining the needs of the Board and the Company, the Corporate Governance Committee considers the qualifications of current directors and consults with other members of the Board, the Chief Executive Officer and, where appropriate, external advisors. Generally, the Corporate Governance Committee believes that all directors should exemplify the highest standards of integrity and honesty, have demonstrated business acumen, experience, and ability to exercise sound judgment, and the ability to understand the Company and its industry and regularly attend and participate in Board and committee meetings. They should also have the interest and ability to understand the interests of the various constituencies of the Company, including stockholders, employees, customers, governmental units, creditors, and the general public. Director candidates who are not current directors are interviewed by one or more members of the Corporate Governance Committee, and the Chief Executive Officer and the results of those interviews are considered by the Corporate Governance Committee and the Board in their deliberations.

Both the Board and the Corporate Governance Committee consider diversity when identifying and evaluating candidates because diversity is considered to be a critical asset to the Company. The Board and Corporate Governance Committee have no formal policy on the consideration of diversity in identifying director candidates, although both the Board and Corporate Governance Committee take into consideration the diverse characteristics of existing Board members and potential candidates when identifying and evaluating candidates. The Board may require a candidate to be sufficiently diverse from the other Board members, in ethnicity, gender, educational, professional and/or managerial backgrounds and experience, to provide a range of perspectives and interests among the members of the Board.

Board Diversity Matrix (As of December 31, 2022)				
Total Number of Directors	9			
	Female	Male	Non-Binary	Did Not Disclose Gender
Part I: Gender Identity				
Directors	2	7	—	—
Part II: Demographic Background:				
African American or Black	1	5	—	—
Alaskan Native or Native American	—	—	—	—
Asian	—	—	—	—
Hispanic or Latinx	—	—	—	—
Native Hawaiian or Pacific Islander	—	—	—	—
White	1	2	—	—
Two or More Races or Ethnicities	—	—	—	—
LGBTQ+	—			
Did Not Disclose Demographic Background	—			

Committees and Meetings of the Board

The Company has three standing Board committees: the Audit Committee, the Compensation and Benefits Committee, and the Corporate Governance Committee. The Bank has six Board committees: the Audit Committee, the Risk and Compliance Committee, the Compensation and Benefits Committee, the Internal Asset Review Committee, the Directors Loan Committee, and the Corporate Governance Committee.

Company Committees

The **Audit Committee** consists of Dr. Longbrake (Chair), Ms. Donovan, Mr. Driver, and Ms. Johns. This committee is responsible for the engagement and oversight of the Company's independent registered public accounting firm. The Audit Committee, together with the corresponding committee of the Bank's Board of Directors, is also responsible for oversight of the internal audit function of the Company, and assessment of accounting and internal control policies. The Audit Committee held ten (10) meetings during 2022. The Audit Committee is a separately designated standing audit committee established in accordance with Section 3(a)(58)(A) of the Exchange Act and has a written charter, which Is available on the Company's website at www.cityfirstbank.com. All the members of the Audit Committee are independent directors as defined under the Nasdaq listing standards. In addition, the Board has determined that Dr. Longbrake's experience with accounting principles, financial reporting and evaluation of financial results qualifies him as an "audit committee financial expert," as defined by the SEC.

The **Compensation and Benefits Committee** consists of Mr. Davidson (Chair), Mr. Ross, Mr. McGrady, and Dr. Longbrake. This committee, together with the corresponding committee of the Bank's Board of Directors, is responsible for the oversight of salary and wage administration and various employee benefits policies and incentive compensation matters at the Company level. The Compensation and Benefits Committee is authorized to engage its own outside experts for advice.

The Chief Executive Officer recommends to the Compensation and Benefits Committee the amount and form of compensation for each of the executive officers other than himself, and the amount and form of compensation for the Chief Executive Officer is determined and approved by the Compensation and Benefits Committee and approved by the Board. The Compensation and Benefits Committee has a written charter, which is available on the Company's website at www.cityfirstbank.com The Compensation and Benefits Committee held nine (9) meetings during 2022.

The **Corporate Governance Committee** consists of Ms. Johns (Chair), Mr. Davidson, Ms. Donovan, and Mr. Driver. This committee is designated as the Nominating Committee of the Board and is responsible for the review of the qualifications of persons being considered for election as directors, including existing directors, and for recommending candidates for election to the Board. The Corporate Governance Committee held twelve (12) meetings in 2022. Nominees for the 2023 Annual Meeting were recommended by the Corporate Governance Committee and approved by the Board. The Corporate Governance Committee's duties and responsibilities and the qualifications for director nominees are described in the Corporate Governance Committee Charter, which is available on the Company's website at www.cityfirstbank.com. All the members of the Corporate Governance Committee are independent directors as defined under the Nasdaq listing standards. The Corporate Governance Committee is authorized to retain any search firm in connection with identifying director nominees and has authority to approve the search firm's fees and other retention terms.

Bank Committees

The **Audit Committee** consists of Dr. Longbrake (Chair), Ms. Donovan, Mr. Driver, and Ms. Johns. This committee is responsible for the engagement and oversight of the Bank's independent registered public accounting firm. The Audit Committee is also responsible for oversight of the internal audit function and assessment of accounting and internal control policies. The Audit Committee held ten (10) meetings during 2022.

The **Risk and Compliance Committee** consists of Mr. Bradshaw (Chair), Mr. Driver, Ms. Johns, and Dr. Longbrake. This committee is responsible for monitoring regulatory compliance, including oversight of the Bank's compliance with cybersecurity-related issues. The Risk and Compliance Committee held eight (8) meetings during 2022.

The **Compensation and Benefits Committee** consists of Mr. Davidson (Chair), Dr. Longbrake, Mr. McGrady, and Mr. Ross. This committee is responsible for the oversight of salary and wage administration and various employee benefits policies and incentive compensation matters. This committee also evaluates the Chief Executive Officer's performance, salary, and benefits, and makes recommendations regarding such matters for approval by the Board. The Compensation and Benefits Committee held nine (9) meetings during 2022.

The **Internal Asset Review Committee** consists of Mr. Ross (Chair), Mr. Bradshaw, Mr. Davidson, and Mr. McGrady. This committee is responsible for the review and approval of asset classifications and for monitoring delinquent loans and foreclosed real estate. In addition, the Internal Asset Review Committee reviews the adequacy of the Bank's allowance for loan losses. The committee held six (6) meetings during 2022.

The **Directors Loan Committee** consists of Mr. McGrady (Chair), Mr. Bradshaw, Ms. Donovan, and Mr. Ross. The Directors Loan Committee is responsible for developing the lending policies of the Bank, monitoring the loan portfolio and compliance with established policies, and approving specific loans in accordance with the Bank's loan policy. The Loan Committee held ten (10) meetings during 2022.

The **Corporate Governance Committee** consists of Ms. Johns (Chair), Mr. Davidson, Ms. Donovan, and Mr. Driver. This committee is responsible for the review of the qualifications of persons being considered for election to the Bank's Board of Directors, including existing directors, and for nominating candidates for such election. The Corporate Governance Committee held twelve (12) meetings during 2022.

Board Meetings

The Boards of Directors of the Bank and the Company each held eleven (11) regular meetings and one (1) special board meetings during 2022. All incumbent directors attended at least ninety-five (95%) percent of all meetings held during 2022 by the Board and the committees of the Board on which they served.

Director Attendance at Annual Meetings

The Company encourages all members of the Board to attend the Annual Meeting. Mr. Argrett, Mr. Bradshaw and all the then-serving outside directors of the Company attended the 2022 Annual Meeting of Stockholders.

Communications with the Board

The Board has an established process for stockholder communications with the Board. Stockholders may send communications to the Board or any individual director by mail addressed to: Board of Directors, Broadway Financial Corporation, 4601 Wilshire Boulevard, Suite 150, Los Angeles, California 90010. Communications addressed to the Board are reviewed by the Corporate Secretary and directed to the Chair of the Board for further review and distribution to all members of the Board. Communications addressed to individual directors are forwarded directly to the office of the named director.

AUDIT COMMITTEE REPORT

The following Audit Committee Report does not constitute soliciting material and shall not be deemed filed or incorporated by reference into any other filings by the Company under the Securities Act of 1933, as amended, or under the Exchange Act, except to the extent we specifically incorporate this Report by reference.

The Audit Committee oversees the Company's financial reporting process on behalf of the Board. Management has the primary responsibility for the consolidated financial statements and the reporting process, including the Company's systems of internal controls. The Company's independent registered public accounting firm, Moss Adams LLP, is responsible for auditing the Company's consolidated financial statements and expressing an opinion as to their conformity with accounting principles generally accepted in the United States.

The Audit Committee operates under a written charter approved by the Board. The Charter provides, among other things, that the Audit Committee has full authority to engage the independent auditor, independent advisors, and consultants.

In fulfilling its oversight responsibilities, the Audit Committee reviewed and discussed the audited consolidated financial statements in the Annual Report on Form 10-K for the year ended December 31, 2022, with management and the independent auditors, Moss Adams LLP, including a discussion of the quality, not just the acceptability, of the accounting principles applied, the reasonableness of significant judgments, and the clarity of disclosures in the consolidated financial statements.

The Audit Committee reviewed with the independent registered public accounting firm such matters as are required to be discussed with the Audit Committee under the requirements and standards of the Public Company Accounting Oversight Board (United States) (the "PCAOB") and the SEC. In addition, the Audit Committee has discussed with the independent registered public accounting firm the auditors' independence from management and the Company, including the matters in the written disclosures and letter received by the Committee as required by the rules of the PCAOB regarding the independence of such auditors, and has considered the compatibility of non-audit services provided by the auditors with the auditors' independence.

The Audit Committee discussed with the Company's internal and independent auditors the overall scope and plans for their respective audits. The Audit Committee meets with the internal and independent auditors, with and without management present, to discuss the results of their examinations or audits, their evaluations of the Company's internal controls and the overall quality of the Company's financial reporting.

In reliance on the reviews and discussions referred to above, the Audit Committee recommended to the Board that the audited consolidated financial statements be included in the Annual Report on Form 10-K filed with the SEC for the fiscal year ended December 31, 2022.

Audit Committee
Dr. William A. Longbrake, Chair
Ms. Mary Ann Donovan
Mr. John M. Driver
Ms. Marie C. Johns

EXECUTIVE OFFICERS

The following table sets forth information with respect to current executive officers of the Company and the Bank who are not directors. Except as noted, all references to the Bank refer to City First Bank, National Association. Officers of the Company and the Bank serve at the discretion of, and are elected annually by, the respective Boards of Directors.

Name	Age[1]	Principal Occupation during the Past Five Years
Brenda J. Battey	65	Executive Vice President and Chief Financial Officer of the Company since June 2013 and the Bank[2] since April 2013. Senior Vice President and Senior Controller of the Bank of Manhattan from September 2011 to June 2012.
Ruth McCloud	74	Executive Vice President and Chief Operating Officer of the Company and Bank since April 2021. Previously Executive Vice President of the Company, and Executive Vice President and Chief Retail Banking Officer of the Bank[2] since July 2014.
Tom Nida	73	Executive Vice President and Market Executive of the Company since April 2021, and of the Bank since January 2019. Senior Vice President and D.C. Regional Executive at John Marshall Bank from October 2017 to January 2019. Executive Vice President and Managing Director of Community Development and Non-Profit Banking, as well as an Executive Vice President and D.C. Market President at United Bank from April 2004 to September 2016.
John Tellenbach	56	Executive Vice President, West Commercial Regional Executive of the Company since February of 2023. Senior Vice President and Chief Credit Officer of Malaga Bank beginning in 2015.
Sonja S. Wells	68	Executive Vice President, East Commercial Regional Executive of the Company, and of the Bank since April 2023. Previously Executive Vice President and Chief Lending Officer of the Bank since January of 2021. Senior Vice President and Interim Chief Lending Officer of the Bank from May 2020 to January 2021 and prior to that Senior Vice President and Relationship Manager of the Bank from July 2015.
LaShanya Washington	49	Executive Vice President, Chief Credit Officer of the Company since April 2023 and Senior Vice President, Deputy Chief Credit Officer since August 2022. Senior Vice President and Senior Credit Officer of the Bank since April 2022 and Credit Risk Officer since February 2019. Senior Credit Analyst at United Bank from November 2018 to February 2019, and Manager for Loan Servicing and Accounting for Capital Impact Partners from November 2015 until August 2018.

(1)   As of March 31, 2023.

(2)   Refers to Broadway Federal until April 1, 2021, the date on which Broadway Federal merged with and into City First, and to City First from and after that date.

EXECUTIVE COMPENSATION

Summary Compensation Table

The Summary Compensation Table includes information concerning the compensation paid to or earned by our Chief Executive Officer ("CEO") and our two other most highly compensated executive officers. Each executive is referred to herein as a named executive officer ("NEO").

Name and Principal Position	Year	Salary	Stock Awards[1]	Non-Equity Incentive Plan Compensation[2]	All Other Compensation[3]	Total ($)
Brian E. Argrett, ...	2022	$550,000	$210,000	$206,250	$66,463	$1,032,713
Chief Executive Officer[4]	2021	$502,500	$200,000	$160,000	$42,734	$ 905,234
Brenda J. Battey	2022	$265,000	$ 61,900	$ 75,287	$40,206	$ 442,393
Chief Financial Officer	2021	$247,231	$ —	$ 61,808	$64,407	$ 373,446
Ruth McCloud	2022	$260,000	$ 52,700	$ 73,736	$26,270	$ 412,706
Chief Operating Officer	2021	$210,656	$ —	$ 52,700	$47,595	$ 310,952

(1) This column reports the grant date fair value of restricted stock granted during each year reported. The amounts reported in this column have been calculated in accordance with FASB ASC Topic 718. A description of the methodologies and assumptions we use to value equity awards and the manner in which we recognize the related expense are described in Note 17 to our consolidated financial statements, Stock-Based Compensation.

(2) The amounts shown represent the cash incentive compensation awards earned by each NEO under the Bank's Incentive Plan for Management ("Incentive Plan"), based on the objective criteria established by the Board at the beginning of each year. The Company's achievement of such objective criteria is determined by the Board's compensation and benefits committee ("Compensation Committee"). The Compensation Committee evaluates the performance results at the beginning of the following year and approves the amounts of bonuses to be paid.

(3) Includes amounts paid by the Company to the 401(k) account of the NEO and allocations under the City First Bank, National Association Employee Stock Ownership Plan. Also includes perquisites and other benefits consisting of automobile and telephone allowances, health benefits and life insurance premiums.

(4) Mr. Argrett became the President and Chief Executive Officer on April 1, 2021.

Employment Agreements

Brian Argrett

The Company and Mr. Argrett are parties to an employment agreement effective November 17, 2021 (the "Employment Agreement"), providing for Mr. Argrett's continued service as the Company's President and Chief Executive Officer and a member of the Board and the board of directors of the Bank. The Employment Agreement has a five-year term beginning on April 1, 2021, subject to annual one-year automatic extensions thereafter unless the Company or Mr. Argrett provides at least 90-days' prior written notice. Under the agreement, Mr. Argrett was entitled to a base salary of $520,000 per year for the 2021 calendar year, which increased to $550,000 effective January 1, 2022, and which may be further increased but not decreased (other than in connection with an across-the-board reduction in salary applicable to other executive officers) in the Board's discretion. For the 2021 calendar year, Mr. Argrett received a bonus of $160,000. For calendar year 2022 and thereafter, Mr. Argrett's target bonus will equal 30% of his base salary. The bonus amount is determined based on the degree of achievement of specified business plan objectives as evaluated annually by the Compensation Committee. No bonus will be paid if the degree of achievement of the business plan objectives is less than 80%. The cash bonus will range from 24% of base salary if the degree of achievement of the business plan objectives is 80% up to a maximum of 37.5% of base salary if the degree of achievement of the business plan objectives is 125% or more.

For his service in 2021, Mr. Argrett received a grant of restricted stock under the Company's 2018 Long-Term Incentive Plan with a grant date value of $200,000. Beginning in calendar year 2022, Mr. Argrett became eligible for annual opportunities to receive grants of restricted stock, with the grant date value determined by the Compensation Committee based on the degree of achievement of specified performance metrics determined by the Company. The target grant date value of such grants for each year is 40% of base salary. No equity grants will be made if the degree of achievement of specified business plan objectives is less than 80%, and the grants will range in grant date value from 32% of base salary if the degree of achievement of the business plan objectives is 80% up to a maximum of 50% of base salary if the degree of achievement of the business plan objectives is 125% or more. All such awards will vest as to 33% on the first anniversary of grant, with the remainder vesting in equal monthly installments over the following 24 months, or in full in the event of Mr. Argrett's death, disability, termination for Good Reason, or termination by the Company without Cause. "Cause" includes Mr. Argrett's failure to substantially perform duties or material breach of the Employment Agreement or Company policy by Mr. Argrett (each after a permitted cure period); willful violation of law or regulation; conviction of a felony and certain other events of a comparable nature. "Good Reason" includes the demotion of Mr. Argrett or reduction of his authority or responsibilities; reduction of his salary (other than a reduction described above); failure to reelect him to the Board or the board of directors of the Bank; relocation of his current primary work location by more than 20 miles; or the Company's material breach of the Employment Agreement (after a permitted cure period).

Under the Employment Agreement, Mr. Argrett is entitled to: (i) vacation of 30 days annually, with right to carry over up to 15 days of vacation; (ii) automobile allowance of $1,500 per month; (iii) medical, dental, life and long-term disability insurance, and other benefit programs provided to other senior executives of the Company; (iv) 401(k) plan participation with current Company matching contribution policy; and (v) social club dues in accordance with Company policy, including dues currently paid by the Company of $1,500 per month.

Mr. Argrett would be entitled to receive the following severance payments upon termination of his employment by the Company without Cause, by Mr. Argrett for Good Reason, or due to Disability. "Disability" under the agreement means that either (A) Mr. Argrett is deemed disabled for purposes of any group or individual long-term disability policy maintained by the Company that covers Mr. Argrett, or (B) in the good faith judgment of the Board, Mr. Argrett is substantially unable to perform his duties under the Employment Agreement for more than one hundred twenty (120) days, whether or not consecutive, in any twelve (12) -month period, by reason of a physical or mental illness or injury. Such payments would include the amount of any earned but unpaid bonus for services rendered by Mr. Argrett during the previous calendar year, plus 36 months of the base salary and other benefits summarized above (to the extent permitted under the applicable benefit plans) payable over that period in accordance with the Company's normal payroll practices. If Mr. Argrett's employment is terminated by the Company upon his death or due to Disability, Mr. Argrett will also receive any earned but unpaid bonus for services rendered during the calendar year of termination, provided that he was employed by the Company for at least six months during the calendar year of termination. If he is employed by the Company for less than the full calendar year in which the termination occurs, the bonus will be prorated based on the ratio of the number of days he is employed during the calendar year to 365 days. Payment of the severance payment is conditioned on the execution of a release of claims against the Company. If Mr. Argrett's employment is terminated by the Company without Cause or by Mr. Argrett for Good Reason within two years after a Change in Control (as defined in the Employment Agreement), he will be entitled to receive the discounted present value of the severance in a lump sum payable within 10 days after a release of claims against the Company becomes effective. The Employment Agreement also contains customary prohibitions against solicitation of customers and employees and prohibitions against disclosure of confidential information of the Company.

The Employment Agreement replaced in its entirety the prior employment agreement, dated December 29, 2017, by and among the Bank, CFBanc Corporation, and Mr. Argrett that was assumed by the Company in connection with the Merger.

Nonqualified Deferred Compensation Plan for Brian Argrett

On December 5, 2018, City First Bank established a non-qualified deferred compensation plan that permits Mr. Argrett to defer receipt of a percentage of his salary. The Board determines in its sole discretion the percentage to be contributed each year. Mr. Argrett is the only participant of the plan.

Brenda Battey and Ruth McCloud

Each of Brenda Battey and Ruth McCloud serve in their respective positions pursuant to employment agreements (the "Executive Employment Agreements") entered into with the Company and the Bank effective in May 2017 and subsequently amended in certain respects. The Executive Employment Agreements provided for an initial term of employment of three years, subject to annual one-year extensions by mutual agreement of the parties. The Executive Employment Agreements provide for the payment of an annual base salary, which is currently $265,000 for Ms. Battey, and $260,000 for Ms. McCloud, which are subject to annual review and possible increase by the Board. The Executive Employment Agreements also provide for participation in the Bank's Employee Stock Ownership Plan, eligibility to receive equity-based awards pursuant to the Company's 2018 Long-Term Incentive Plan of such types and in such amounts as are determined by the Board, and eligibility to participate in all employee benefit plans applicable to senior executive officers, including the Bank's Incentive Plan, the Company's 401(k) plan (with continuation of the Company's employee contribution matching policy as of the effective date of the employment agreements), and medical, dental, life and long-term disability programs.

Each Executive Employment Agreement may be terminated by the Company with or without Cause (including failure by the Company to request an annual extension of an agreement's term) and following the Merger may be terminated by the executive for any reason and will also terminate in the event of the death or Disability (as defined in the Executive Employment Agreement) of the executive. "Cause" is defined in each Executive Employment Agreement to include the executive's failure substantially to perform her duties, or material breach by her of her employment agreement or any material written policy of the Company, in each case if not cured within 30 days after notice from the Board requiring such cure; willful violation of any law, rule or regulation (excluding traffic violations and similar offenses); entry of a final regulatory cease and desist order against her; and other offenses involving fraud, moral turpitude, or dishonesty involving personal profit.

In the event of any termination of employment by the Company of the executive's employment (excluding a termination of employment for Cause), or any termination by the executive, the executive would be entitled to receive all amounts accrued for payment to her to the date of termination and not previously paid, including base salary, unreimbursed business expenses, vested amounts under the Company's 401(k) Plan and other employee benefit plans (collectively, the "Accrued Obligations"). The executive would also be entitled to continue to receive an amount equal to her monthly base salary for a specified period (the "Severance Period") and would continue during the Severance Period to be entitled to receive her automobile allowance and payment by the Company of her life, long-term disability, medical and dental insurance premiums provided for in her employment agreement (such payments during the Severance Period being collectively referred to as the "Severance Payments"). The Severance Periods specified in the Executive Employment Agreements are 24 months for Ms. Battey, and 18 months for Ms. McCloud. In the event of termination of employment for Cause or due to death, the executive's estate would only be entitled to receive payment of the Accrued Obligations.

Each Executive Employment Agreement provides that if the executive's employment is terminated by the Company without Cause, or by the executive for any reason, within two years after a Change in Control of the Company has occurred, she will be entitled to receive a single lump sum payment equal to the present value of the Severance Payments described above, subject to execution of a general release. The present value of the Severance Payments would be calculated using the Applicable Federal Rate published by the Internal Revenue Service from time to time. "Change in Control" is defined in each Executive Employment Agreement to include: events that would be required to be reported as such pursuant to the Exchange Act or federal banking laws and regulations; any person or entity acquiring beneficial ownership of 50% or more of the Company's outstanding securities; and changes in the composition of the Board that result, with certain exceptions, in directors who were members of the board as of the effective date of the employment agreements ceasing to constitute a majority of the Board.

Each Executive Employment Agreement contains post-employment non-solicitation provisions pursuant to which, for a period of twelve months following termination the executive is prohibited from (i) attempting to influence any customer of the Company or the Bank to discontinue use of the Company's or the Bank's services, or (ii) attempting to disrupt the relationship between the Company or the Bank and any of their respective employees, customers or other persons having specified relationships with the Company or the Bank.

Incentive Compensation

The Bank's Incentive Plan is designed to reward management for productivity, high performance, and implementing the business plan and vision of the Bank. The Compensation and Benefits Committee establishes performance objectives in advance of each year. These performance objectives are derived from the Company's Strategic Plan, which is reviewed and approved by the Board annually, and typically covers the ensuing three years. The compensation payable under the Incentive Plan is tied directly to the attainment of the pre-established performance objectives. The Incentive Plan provides for a minimum, target, and maximum incentive opportunity equal to cash awards of 24%, 30%, and 37.5%, respectively, of base salary for the CEO, and cash awards of 20%, 25%, and 31%, respectively, of base salary for the other senior executive officers, and lower percentages of base salary for other managers.

In order for the Incentive Plan participants to receive any form of payout, a minimum financial threshold of 80% of the Board approved consolidated net earnings for the Incentive Plan year must be achieved. For each year, the Board establishes specific objectives in the following areas:

- Net Earnings
- Capital
- Compliance
- Net Loan Growth
- Asset Quality
- Core Deposit Growth

For 2022, the specific goals related to Net Earnings, Mission Execution, Asset Quality, Net Portfolio Growth, Operational Efficiency, Net Interest Margin Improvement, Capital Management, and Compliance Risk Management. At the end of the Incentive Plan year, each goal is assessed, and results calculated. The Compensation Committee, pursuant to the terms of the Incentive Plan, determined that the pre-established objectives for 2021 and 2022 were achieved at least in part, and those achievements were used by the Committee to determine the payouts for the annual incentive awards for the respective year and the restricted stock awards that were granted in early 2022 and 2023.

Grants of Plan-Based Awards in 2022 and 2021

During 2022, a restricted stock award totaling 137,254 Class A shares was granted to Mr. Argrett.

During 2021, a stock award totaling 64,516 shares was granted to Mr. Argrett pursuant to his employment agreement. This award was fully-vested upon grant, and was reduced by 21,354 shares, which were withheld to pay for related income taxes due on the award.

During 2022, restricted stock awards totaling 40,457 and 34,444 shares were granted to each of Ms. Battey and Ms. McCloud, respectively, under the 2018 Long Term Incentive Plan.

There were no grants of restricted stock units or stock options to the NEOs for the years ended December 31, 2021 and December 31, 2022.

Outstanding Equity Awards at Fiscal Year-End

The following table sets forth information concerning outstanding equity awards held by each NEO as of December 31, 2022.

	Option Awards				Restricted Stock Awards	
Name	Number of Securities Underlying Unexercised Options (#) (Exercisable)	Number of Securities Underlying Unexercised Options (#) (Unexercisable)[1]	Option Exercise Price ($)[2]	Option Expiration Date[3]	Number of Shares That Have Not Vested (#)	Market Value of Shares That Have Not Vested ($)
Brian E. Argrett	—	—	—	—	137,254[4]	$138,627
Brenda J. Battey	150,000	—	1.62	02/24/2026	—	—
	—	—	—	—	40,457[5]	$ 40,862
Ruth McCloud	100,000	—	1.62	02/24/2026	—	—
	—	—	—	—	34,444[5]	$ 34,788

(1)   Options vest in equal annual installments on each anniversary date over a period of five years commencing on the date of grant.

(2)   Based upon the fair market value of a share of Company common stock on the date of grant.

(3)   Terms of outstanding stock options are for a period of ten years from the date the option is granted.

(4)   This restricted stock award vested 33% on March 16, 2023 and vests ratably thereafter over the following twenty-four (24) months.

(5)   These restricted stock awards vest in five equal annual installments on each anniversary of March 16, 2022.

Anti-Hedging Policy

Our employees, officers, and directors are prohibited from engaging in any kind of hedging transaction that could reduce or limit such person's holdings, ownership, or interest in or to any securities of the Company. Prohibited transactions include the purchase of financial instruments such as prepaid variable forward contracts, instruments for short sale or purchase or sale of call or put options, equity swaps, collars, or units of exchangeable funds, that are designed to, or that may reasonably be expected to, have the effect of hedging or offsetting a decrease in the market value of any securities of the Company.

Pay Versus Performance

As required by Section 953(a) of the Dodd-Frank Wall Street Reform and Consumer Protection Act, and Item 402(v) of Regulation S-K, we are providing the following information about the relationship between executive "compensation actually paid" and certain financial performance of the Company.

Year (a)	Summary Compensation Table Total for PEO (Argrett)[1] (b)	Summary Compensation Table Total for PEO (Bradshaw)[1] (b)	Compensation Actually Paid to PEO (Argrett)[2] (c)	Compensation Actually Paid to PEO (Bradshaw)[2] (c)	Average Summary Compensation Table Total for Non-PEO NEOs[3] (d)	Average Compensation Actually Paid to Non-PEO NEOs[4] (e)	Value of Initial Fixed $100 Investment Based On Total Shareholder Return[5] (f)	Net Income[6] (g)
2022	$1,032,713	—	$961,340	—	$427,550	$408,075	$ 55	$ 5,636,000
2021	$ 905,234	$358,623	$905,234	$839,602	$338,637	$450,978	$125	$(4,050,000)

(1) The dollar amounts reported in columns (b) are the amounts reported for Mr. Argrett (the Company's Chief Executive Officer, effective April 1, 2021) and Mr. Bradshaw (the Company's Chief Executive Officer prior to Mr. Argrett) for each of the corresponding years in the "Total" column of our Summary Compensation Table.

(2) The dollar amounts reported in columns (c) represent the amount of "compensation actually paid" to Messrs. Argrett and Bradshaw, as applicable, as computed in accordance with Item 402(v) of Regulation S-K and do not reflect the total compensation actually realized or received by our CEO or former CEO. In accordance with these rules, these amounts reflect "Total Compensation" as set forth in the Summary Compensation Table for each year, adjusted as shown below. Equity values are calculated in accordance with FASB ASC Topic 718, and the valuation assumptions used to calculate fair values did not materially differ from those disclosed at the time of grant.

Compensation Actually Paid to PEO	2022	2021 Argrett	2021 Bradshaw
Summary Compensation Table Total	$1,032,713	$ 905,234	$358,623
Less, value of "Stock Awards" and "Option Awards" reported in Summary Compensation Table	$ (210,000)	$(200,000)	—
Plus, year-end fair value of outstanding and unvested equity awards granted in the year	$ 138,627	—	—
Plus, fair value as of vesting date of equity awards granted and vested in the year	—	$ 200,000	—
Plus (less), year over year change in fair value of outstanding and unvested equity awards granted in prior years	—	—	—
Plus (less), year over year change in fair value of equity awards granted in prior years that vested in the year	—	—	$480,979
Less, prior year-end fair value for any equity awards forfeited in the year	—	—	—
Plus, dividends or other earnings paid on awards in the covered fiscal year prior to vesting if not otherwise included in the SCT Total for the covered fiscal year	—	—	—
Compensation Actually Paid to PEO	$ 961,340	$ 905,234	$839,602

(3) The dollar amounts reported in column (d) represent the average of the amounts reported for the Company's named executive officers (NEOs) as a group (excluding the PEOs) in the "Total" column of the Summary Compensation Table in each applicable year. The names of each of the NEOs included for these purposes in each applicable year are as follows: (i) for 2022, Ms. Battey and Ms. McCloud; and (ii) for 2021, Ms. Battey, Mr. Bellefeuille, and Ms. McCloud.

(4) The dollar amounts reported in column (e) represent the average amount of "compensation actually paid" to the NEOs as a group (excluding the PEOs), as computed in accordance with Item 402(v) of Regulation S-K. In accordance with these rules, these amounts reflect "Total Compensation" as set forth in the Summary Compensation Table for each year, adjusted as shown below. Equity values are calculated in accordance with FASB ASC Topic 718, and the valuation assumptions used to calculate fair values did not materially differ from those disclosed at the time of the grant.

Average Compensation Actually Paid to Non-PEO NEOs	2022	2021
Average Summary Compensation Table Total	$427,550	$338,637
Less, average value of Stock Awards reported in Summary Compensation Table	$ (57,300)	—
Plus, average year-end fair value of outstanding and unvested equity awards granted in the year	$ 37,825	—
Plus, average fair value as of vesting date of equity awards granted and vested in the year	—	—
Plus (less), average year over year change in fair value of outstanding and unvested equity awards granted in prior years	—	—
Plus (less), average year over year change in fair value of equity awards granted in prior years that vested in the year	—	$112,341
Less, prior year-end fair value for any equity awards forfeited in the year	—	—
Plus, dividends or other earnings paid on awards in the covered fiscal year prior to vesting if not otherwise included in the SCT Total for the covered fiscal year	—	—
Average Compensation Actually Paid to Non-PEO NEOs	$408,075	$450,978

(5) Total Shareholder Return (TSR) is calculated by dividing (a) the sum of (i) the cumulative amount of dividends for the measurement period, assuming dividend reinvestment, and (ii) the difference between the Company's share price at the end of each fiscal year shown and the

beginning of the measurement period, and the beginning of the measurement period by (b) the Company's share price at the beginning of the measurement period. The beginning of the measurement period for each year in the table is December 31, 2020.

(6) The dollar amounts reported represent the amount of net income reflected in the Company's audited financial statements for the applicable year.

Description of Certain Relationships between Information Presented in the Pay versus Performance Table

While the Company utilizes several performance measures to align executive compensation with Company performance, all of those Company measures are not presented in the Pay versus Performance table. Moreover, the Company generally seeks to incentivize long-term performance, and therefore does not specifically align the Company's performance measures with compensation that is actually paid (as computed in accordance with SEC rules) for a particular year. In accordance with SEC rules, the Company is providing the following descriptions of the relationships between information presented in the Pay versus Performance table.

Compensation Actually Paid and Cumulative TSR



Compensation Actually Paid and Net Income



21

DIRECTOR COMPENSATION

Effective January 1, 2022, the non-employee directors of the Company are entitled to a quarterly fee of $12,500 ("Board Service Retainer"). In addition, outside directors who serve as Chair of one or more committees receive an additional quarterly fee of $1,500 ("Committee Chair Service Retainer"). In lieu of the Board Service Retainer payments, any outside director who serves as Lead Independent Director receives a quarterly fee of $14,000, and any outside director who serves as Chair of the Board receives a quarterly fee of $15,000. In addition, each calendar year the Company issues $12,000 in unrestricted stock to each outside director for service during such year.

Members of the Board do not receive separate compensation for their service on the board of directors of the Bank.

The following table summarizes the compensation paid to non-employee directors for the year ended December 31, 2022.

Name	Fees Earned or Paid in Cash[1]	Stock Awards[2]	Total
Wayne-Kent A. Bradshaw	$66,000	$12,000	$78,000
Robert C. Davidson	$56,000	$12,000	$68,000
Mary Ann Donovan	$50,000	$12,000	$62,000
John Driver[3]	$37,500	—	$37,500
Marie C. Johns	$62,000	$12,000	$74,000
William A. Longbrake	$56,000	$12,000	$68,000
David J. McGrady	$56,000	$12,000	$68,000
Dutch C. Ross III	$56,000	$12,000	$68,000

(1) Includes payments of annual retainer fees, and retainer fees paid to chairs of Board committees.

(2) The amounts shown reflect the aggregate fair value of stock awards on the grant date, as determined in accordance with FASB ASC Topic 718. For each director, the number of shares of Common Stock was determined by dividing the grant date value of the award, $12,000, by $1.78, the closing price of the Company's Common Stock on February 16, 2022, the date of grant. As of December 31, 2022, none of the directors held any outstanding equity awards.

(3) Mr. Driver was appointed to the Board on May 13, 2022 to fill a vacancy created when Mr. Jack Thompson resigned from the Board on September 15, 2021.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Transactions by us with related persons are subject to formal written policies, as well as regulatory requirements and restrictions. These requirements and restrictions include Sections 23A and 23B of the Federal Reserve Act and the Federal Reserve's Regulation W (which govern certain transactions by us with our affiliates) and the Federal Reserve's Regulation O (which governs certain loans by the Bank to its executive officers, directors, and principal stockholders). We have adopted policies to comply with these regulatory requirements and restrictions. The Company's current loan policy provides that all loans made by the Company or its subsidiary to its directors and executive officers or their associates must be made on substantially the same terms, including interest rates, collateral and repayment terms, as those prevailing at the time for comparable transactions with other persons of similar creditworthiness who are not related to the Company and must not involve more than the normal risk of collectability or present other unfavorable features. As of December 31, 2022, the Company did not have any loans to related parties or affiliates. Loans to insiders and their related interests require approval by the Board, or a Board designated committee. We also apply the same standards to any other transactions with an insider. Personal loans made to any executive officer or director must comply with Regulation O. Additionally, loans and other related party transactions are subject to Audit Committee review and approval requirements.

From time to time, City First Enterprises and the Bank will each make an investment in the same community development project. These loans by the Bank are made in the ordinary course of business on substantially the same terms, including interest rate and collateral, as those prevailing at the time for comparable loans with persons not related to the Bank, and do not involve more than the normal risk of collectability or present other unfavorable features. All such loans are reviewed, approved, or ratified by the Director's Loan Committee of the Bank and are made in accordance with the Bank's lending and credit policies.

Parents of the Company

City First Enterprises is the owner of 6,622,236 shares of our Voting Common Stock, which represents approximately 13.59% of our Voting Common Stock outstanding. In addition, four members of our Board – Mr. Argrett, our President and CEO, Ms. Donovan, Dr. Longbrake, and Mr. McGrady – are also members of the Board of Directors of City First Enterprises as of March 31, 2023.

DELINQUENT SECTION 16(A) REPORTS

Section 16(a) of the Exchange Act requires the Company's executive officers and directors, and persons who own more than 10% of the Company's Voting Common Stock, to report to the SEC their initial ownership of shares of the Company's common stock and any subsequent changes in that ownership. Specific due dates for these reports have been established by the SEC and any late filings or failures to file are to be disclosed in this Proxy Statement. The Company's executive officers and directors, and persons who own more than 10% of the Company's Voting Common Stock are required by SEC rules to furnish the Company with copies of all forms that they file pursuant to Section 16(a) of the Exchange Act. To our knowledge, all required reports pursuant to Section 16(a) were filed by the Company's directors and officers on a timely basis, with the exception of a late Form 3 filing for John Driver, due to an administrative error.

PROPOSAL 2. RATIFICATION OF APPOINTMENT OF INDEPENDENT
REGISTERED PUBLIC ACCOUNTING FIRM

The Board has appointed Moss Adams LLP ("Moss Adams") as the Company's independent registered public accounting firm for the fiscal year ending December 31, 2023. This appointment is being submitted to the stockholders for their consideration and ratification as a matter of good corporate governance. If the appointment of Moss Adams is not ratified by the stockholders, the Audit Committee will consider the stockholders' vote in deciding whether to reappoint Moss Adams as independent registered public accounting firm in the future.

It is anticipated that representatives of Moss Adams will be present at the Annual Meeting. The Moss Adams representatives will be given an opportunity to make a statement, if they desire to do so, and will be available to respond to appropriate questions from stockholders. Moss Adams performed the independent audits of the Company's consolidated financial statements for the fiscal years ended December 31, 2022 and 2021.

> **THE BOARD UNANIMOUSLY RECOMMENDS THAT YOU VOTE "FOR"**
> **THE PROPOSAL TO RATIFY THE APPOINTMENT OF MOSS ADAMS LLP AS THE COMPANY'S**
> **INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM.**

Principal Accountant Fees and Services

The Audit Committee reviews and pre-approves all audit and non-audit services performed by its independent registered public accounting firm, as well as the fees charged for such services, in accordance with the pre-approval policies and procedures that have been established by the Audit Committee. All fees incurred in the years ended December 31, 2022 and 2021 for services rendered by Moss Adams were approved by the Audit Committee. No non-audit services were provided by Moss Adams for the years indicated.

The following table sets forth the aggregate fees billed to us by Moss Adams for the years indicated, inclusive of out-of-pocket expenses.

	2022	2021
	(In thousands)	
Audit fees[1]	$409	$390
Audit-related fees[2]	—	—
Tax fees	—	—
All other fees	—	—
Total fees	$409	$390

---

(1) Aggregate fees billed for professional services rendered for the audit of the Company's consolidated annual financial statements included in the Company's Annual Report on Form 10-K and for the reviews of the Company's consolidated financial statements included in the Company's Quarterly Reports on Form 10-Q. The services provided by the independent accounts are for SEC-related filings only.

PROPOSAL 3. ADVISORY (NON-BINDING) VOTE TO APPROVE
EXECUTIVE COMPENSATION

Our overall executive compensation program, as described in this Proxy Statement, is designed to pay for performance and directly align the interests of our executive officers with the long-term interests of our stockholders.

Our stockholders are asked to vote to approve, on an advisory (non-binding) basis, the compensation of our Named Executive Officers as disclosed in this Proxy Statement in accordance with SEC rules. Accordingly, stockholders will be asked at the Annual Meeting to vote on the following resolution:

"Resolved, that the stockholders of Broadway Financial Corporation hereby approve the compensation of the Named Executive Officers as disclosed in the Summary Compensation Table and other tables and narratives of the Proxy Statement for the Annual Meeting pursuant to Item 402 of Regulation S-K."

This vote will not be binding on the Company's Board and may not be construed as overruling a decision by the Board or create or imply any additional fiduciary duty of the Board. Nor will it affect any compensation paid or awarded to any executive officer. The Compensation and Benefits Committee and the Board may, however, take the outcome of the vote into account when considering future executive compensation arrangements. The Company's Board has adopted a policy to include an advisory resolution to approve the compensation of our Named Executive Officers (a "say-on-pay" vote) annually. Accordingly, unless the Board modifies its policy on the frequency of future "say-on-pay" votes, the next advisory vote to approve our executive compensation will occur at the 2024 Annual Meeting of Stockholders.

THE BOARD UNANIMOUSLY RECOMMENDS THAT YOU VOTE "FOR" THE APPROVAL, ON AN ADVISORY BASIS, OF THE COMPENSATION OF OUR NAMED EXECUTIVE OFFICERS AS DISCLOSED IN THIS PROXY STATEMENT.

PROPOSAL 4. APPROVAL OF AN AMENDMENT AND RESTATEMENT OF THE 2018 LONG-TERM INCENTIVE PLAN

Summary

The Board is requesting stockholder approval of an amendment and restatement of our 2018 Long-Term Incentive Plan (the ''2018 Plan'') to increase the number of shares reserved for issuance thereunder by 3,900,000 shares. If stockholders approve this Proposal 4, the number of shares of our common stock that may be delivered pursuant to awards granted under the 2018 Plan will be 5,193,109 shares.

On April 16, 2023, the Board approved the amendment and restatement of the 2018 Plan, including the proposed increase to the shares issuable thereunder, subject to stockholder approval.

We also maintain the Amended and Restated Broadway Financial Corporation 2008 Long-Term Incentive Plan (the ''2008 Plan'' and, together with the 2018 Plan, the ''Plans''), but ceased granting awards under such plan as of July 25, 2018. As of March 31, 2023, (i) a total of 250,000 shares of our common stock were then subject to outstanding options granted under the 2008 Plan and no options have been granted under the 2018 Plan, (ii) 423,594 shares of our common stock were then subject to unvested full value awards granted under the 2018 Plan and no shares of our common stock were subject to unvested full value awards under the 2008 Plan and (iii) 321,469 shares were available for new award grants under the 2018 Plan (without taking into account the 3,900,000 shares that would be added to the 2018 Plan if stockholders approve this Proposal 4). As of March 31, 2023, the average weighted per share exercise price of all outstanding stock options granted under the Plans was $1.62 (no stock options were issued under the 2018 Plan) and the weighted average remaining contractual term was 3.13 years. If stockholders do not approve this proposal, we will continue to have the authority to grant awards under the 2018 Plan, but the proposed 3,900,000 share increase in the 2018 Plan share limit will not be effective and could result in a serious disruption of our compensation programs and could limit our ability to provide retention incentives to our executives and other employees.

The Company uses equity-based compensation, such as options and other Company stock related awards, as key elements of its compensation packages. If stockholders do not approve the proposal, we would need to grant cash and other non-equity rewards to these individuals. The Board has approved the 2018 Plan, as amended and restated, and is recommending it to stockholders for approval because the Company believes it is important for the employees and directors of the Company and its subsidiaries to have an equity interest in the Company, and to be eligible to receive cash incentive awards. Approval of this Proposal 4 will help achieve this goal and is necessary in order for the Company to continue making equity awards to employees and directors at competitive levels.

(If Proposal 5 is approved and the Board implements the reverse stock split, the amount of shares reserved for issuance under the 2018 Plan will be proportionately adjusted in the same manner and at the same time as all other shares.)

Award Burn Rate

The following table presents information regarding our net burn rate for the past three complete fiscal years:

	2022	2021	2020
Options granted	0	0	0
Options expired	(200,000)	0	0
Full value awards granted (excluding non-employee directors)	495,262	64,516	140,218
Less: shares subject to canceled, terminated or forfeited awards	(71,668)	0	0
Net shares granted	423,594	64,516	140,218
Weighted average basic common shares outstanding	72,409,020	60,151,556	27,163,427
Net burn rate[1][2]	0.31%	0.13%	0.52%

(1) Net burn rate is equal to (x) divided by (y), where (x) is equal to the sum of total options granted during the fiscal year, plus the total full value awards granted during the fiscal year, minus the total number of shares subject to stock options and full value awards canceled, terminated or forfeited during the fiscal year without the awards having become vested or paid, as the case may be, and where (y) is equal to our weighted average basic common shares outstanding for each respective year.

(2) For the three-year period ended December 31, 2022, our average annual net burn rate using the methodology described in note (1) above was 0.32%.

We currently expect that the additional shares requested for the 2018 Plan under this proposal would provide us with flexibility to continue to grant equity-based awards for approximately 7 years, assuming a level of grants consistent with the number of equity-based awards granted during 2022 and usual levels of shares becoming available for new awards as a result of forfeitures of outstanding awards throughout the projected period and projected future usage. However, this is only an estimate, in our management's judgment, based on current circumstances. The total number of shares that are awarded under the 2018 Plan in any one year or from year to year may change based on any number of variables, including, without limitation, the results achieved by the Company for the prior fiscal year relative to plan for various performance metrics, such as net interest income, net interest rate margin, earnings per share, efficiency ratio, returns on assets and equity, the value of our common stock (since higher stock prices generally require that fewer shares be issued to produce awards of the same grant date fair value), changes in competitors' compensation practices or changes in compensation practices in the market generally, changes in the number of our employees, changes in the number of our directors and officers, acquisition activity and the potential need to grant awards to new employees in connection with acquisitions, the need to attract, retain and incentivize key talent, the types of awards we grant, and how we choose to balance total compensation between cash and equity-based awards. The type and terms of awards granted may also change in any one year or from year to year based on any number of variables, including, without limitation, changes in competitors' compensation practices or changes in compensation practices generally, and the need to attract, retain and incentivize key talent. Notwithstanding the above, management estimates that the likely stock awards under this proposal will have negligible impact on the Company's earnings per share over the next five years.

Dilution

The following table shows the total number of shares of our common stock that were (i) subject to unvested full value awards granted under the 2018 Plan, (ii) subject to outstanding stock options granted under the Plans and (iii) available for new award grants under the 2018 Plan, in each case, as of each of December 31, 2022 and March 31, 2023. In this Proposal 4, the number of shares of our common stock subject to awards granted during any particular period or outstanding on any particular date is presented based on the actual number of shares of our common stock covered by those awards.

	December 31, 2022	March 31, 2023
Shares subject to unvested full value awards.	423,594	320,574
Shares subject to outstanding stock options.	250,000	250,000
Shares available for new award grants under the 2018 Plan	395,309	321,469[1]

————————

(1) This does not take into account the 3,900,000 shares that would be added to the 2018 Plan if stockholders approve this proposal.

To help assess the potential dilutive impact of this proposal, the number of shares of our common stock outstanding at the end of each of the last three fiscal years is as follows: 28,038,154 shares outstanding at the end of fiscal year 2020, 71,768,419 shares outstanding at the end of fiscal year 2021 and 73,432,517 shares outstanding at the end of fiscal year 2022. The number of shares of our common stock outstanding as of March 31, 2023 was 73,506,357.

The closing market price of our common stock on The Nasdaq Capital Market on March 31, 2023 was $1.05.

Our Board believes that approval of the amendment and restatement of the 2018 Plan, including the proposed increase to the shares reserved for issuance thereunder, will promote our interests and those of our stockholders and will help us continue to be able to attract, motivate, retain and reward persons important to our success.

Summary of the 2018 Amended Plan

In July 2018, the Company first adopted the 2018 Plan, with 1,293,109 shares available for future grant. On April 16, 2023, the Board adopted the Amended and Restated 2018 Long-Term Incentive Plan (the ''2018 Amended Plan'') to increase the number of shares available for future grant by 3,900,000 shares, which is subject to the approval of stockholders under this Proposal 4. Below is a high-level summary of the material terms of the 2018 Plan (as set forth in the 2018 Amended Plan). This summary is qualified in its entirety by reference to the complete text of the 2018 Amended Plan, a copy of which is attached hereto as Appendix B.

Purpose. The purpose of the 2018 Amended Plan is to (i) attract and retain well qualified employees; (ii) motivate the Company's key employees and non-employee directors, by means of appropriate incentives, to achieve the Company's long-range goals; (iii) provide incentive compensation opportunities that are competitive with those of other similar companies; and (iv) further align participants' interests with those of the Company's other stockholders through compensation that is based on the Company's common stock; and thereby promote the long-term interest of the Company and its subsidiaries, including the growth in value of the Company's equity and enhancement of long-term stockholder return.

Eligibility. Awards may be granted to all employees and non-employee directors of the Company or its subsidiaries, as well as consultants and other persons providing services to the Company or its subsidiaries, except that non-employees may not be granted incentive stock options. As of March 31, 2023, all of our ninety-three (93) employees and each of our eight non-employee directors were eligible to participate in the 2018 Amended Plan. As of March 31, 2023, we had no other individuals providing services to us as consultants who were eligible to participate in the 2018 Amended Plan.

Types of Awards. The 2018 Amended Plan provides for the grant of incentive stock options within the meaning of Section 422 of the Internal Revenue Code of 1986, as amended (the "Code"), non-statutory stock options, stock appreciation rights ("SARs"), full value awards and cash incentive awards. Dividend equivalents may also be provided in connection with awards under the 2018 Amended Plan.

Authorized Shares. Subject to adjustment for certain dilutive or related events, the aggregate maximum number of shares of our common stock that may be issued pursuant to stock awards under the 2018 Amended Plan, as aggregated from time to time (the "Share Reserve"), is 5,193,109 shares. The Share Reserve will not be reduced if an award or any portion thereof is canceled or forfeited.

The maximum number of shares of common stock that may be issued upon the exercise of incentive stock options is 5,193,109.

The aggregate amount of all compensation granted to any member of the Board during any fiscal year of the Company, including any stock awards (based on grant date fair market value computed as of the date of grant in accordance with applicable financial accounting rules) and any cash retainer or meeting fee paid or provided for service on the Board or any committee thereof, or any stock award granted in lieu of any such cash retainer or meeting fee, shall not exceed $100,000.

Shares issued under the 2018 Amended Plan may consist of authorized but unissued shares and, to the extent permitted by applicable law, previously issued shares that have been reacquired by the Company and are held as treasury shares, including shares purchased in the open market or in private transactions.

Plan Administration. The 2018 Amended Plan will be administered by a committee (the "Committee") of two or more members of the Board who are selected by the Board. The Committee has the authority to operate and administer the 2018 Amended Plan, including the powers to: (i) select the persons to whom Awards under the 2018 Amended Plan will be granted within the eligibility criteria of the 2018 Amended Plan, the types of awards to be granted and the applicable terms, conditions, performance criteria, restrictions and other provisions of the awards; (ii) amend, cancel or suspend awards; (iii) interpret the 2018 Amended Plan and establish, amend and rescind rules and regulations for administration of the 2018 Amended Plan and awards, including the ability to correct any error in the 2018 Amended Plan or any award document; and (iv) take actions it determines necessary or appropriate with respect to the 2018 Amended Plan and any award document to avoid acceleration of income recognition or imposition of penalties under Code Section 409A. The Committee may delegate all or any portion of its responsibilities or powers under the 2018 Amended Plan to persons selected by it. To the extent not prohibited by applicable law or the applicable rules of any stock exchange, the Board will be authorized to take any action under the 2018 Amended Plan that would otherwise be the responsibility of the Committee. All determinations, interpretations and constructions made by the Committee (or authorized person or persons delegated powers and responsibilities by the Committee) will be final and binding on all persons.

Options. The Committee may grant an incentive stock option or non-qualified stock option. Except as described below, the exercise price for an option must not be less than the fair market value of the stock at the time the option is granted or, with respect to incentive stock options, less than 110% of the fair market value if the recipient owns stock representing more than 10% of the total combined voting power of all classes of stock of the Company or any subsidiary. The exercise price of an option may not be decreased after the date of grant nor may an option be surrendered to the Company as consideration for the grant of a replacement option with a lower exercise price, except as approved by the Company's stockholders or as a result of adjustments for corporate transactions as described below. In addition, the Committee may grant options with an exercise price less than the fair market value of the stock at the time of grant in replacement for awards under other plans assumed in connection with business combinations if the Committee determines that doing so is appropriate to preserve the benefit of the awards being replaced.

Options will be exercisable in accordance with the terms established by the Committee. The full purchase price of each share of Stock purchased upon the exercise of any option must be paid at the time of exercise of an option. Except as otherwise determined by the Committee, the purchase price of an option will be payable in cash, by promissory note, or in shares (valued at fair market value as of the day of exercise), or a combination thereof. The Committee, in its discretion, may impose such conditions, restrictions, and contingencies on shares acquired pursuant to the exercise of an option as the Committee determines to be desirable. In no event will an option be granted with an effective period of more than ten years after the grant date (or five years, in the case of an incentive stock option issued to a recipient who, at the time the option is granted, owns stock representing more than 10% of the total combined voting power of all classes of stock of the Company or any subsidiary).

Stock Appreciation Rights. An SAR entitles the recipient to receive the amount (in cash or stock) by which the fair market value of a specified number of shares of stock on the exercise date exceeds an exercise price established by the Committee. Except as described below, the 2018 Amended Plan provides that the exercise price for an SAR must not be less than the fair market value of the share of stock at the time the SAR is granted or, if less, the exercise price of the tandem option. In addition, the Committee may grant SARs with an exercise price less than the fair market value of the stock at the time of grant in replacement for awards under other plans assumed in connection with business combinations if the Committee determines that doing so is appropriate to preserve the benefit of the awards being replaced. The Committee may grant an SAR independent of any option grant and may also grant an option and an SAR in tandem with each other. SARs and options granted in tandem may be granted on different dates but may have the same exercise price. SARs will not be exercisable after the expiration of ten years from the date of grant and will be exercisable in accordance with the terms established by the Committee. The Committee, in its discretion, may impose such conditions, restrictions, and contingencies on shares of stock acquired pursuant to the exercise of an SAR as the Committee determines to be desirable.

Full Value Awards. The following types of ''full value awards'' may be granted pursuant to the 2018 Amended Plan, as determined by the Committee:

- The Committee may grant shares of stock that may be in return for previously performed services, or in return for the participant surrendering other compensation that may be owed to the recipient.

- The Committee may grant shares of stock that are contingent on the achievement of performance or other objectives during a specified period.

- The Committee may grant shares of stock subject to a risk of forfeiture or other restrictions that lapse upon the achievement of one or more goals relating to completion of service by the recipient, or the achievement of performance or other objectives.

Any such awards will be subject to such other conditions, restrictions and contingencies as the Committee determines. If the right to become vested in a full value award is conditioned on the completion of a specified period of service with the Company or the subsidiary, without achievement of performance measures (as described below) or other performance objectives being required as a condition of vesting, and without it being granted in lieu of other compensation, then the required period of service for full vesting will not be less than one year (subject to accelerated vesting, to the extent provided by the Committee, in the event of the participant's death, disability, retirement, change of control or involuntary termination).

Cash Incentive Awards. The Committee may grant cash incentive awards (including the right to receive payment of shares of stock having the value equivalent to the cash otherwise payable) that may be contingent on achievement of a recipient's performance objectives over a specified period established by the Committee. The grant of cash incentive awards may also be made subject to such other conditions, restrictions and contingencies, as may be determined by the Committee.

No Repricing. Other than in connection with an adjustment involving a corporate transaction, the exercise price of stock options or SARs may not be decreased after the date of grant without stockholder approval.

Performance Measures. The 2018 Amended Plan provides that grants of full value and cash incentive awards may be made based upon, and subject to achieving, performance measures selected by the Committee, which may include one or more of the following Company, subsidiary, operating unit or division performance measures: (i) net earnings; (ii) net interest income; (iii) operating or interest rate margins; (iv) earnings per share; (v) efficiency ratio or other cost control measures or objectives; (vi) return on equity; (vii) return on assets; (viii) stock price; (ix) comparisons with stock market indices; (x) regulatory achievements; (xi) economic value added metrics; (xii) strategic business objectives, consisting of one or more objectives based on meeting specified volume or market share targets, business expansion goals, or goals relating to acquisitions or divestitures; or (xiii) any combination thereof. Each goal may be expressed on an absolute and/or relative basis, may be based on or otherwise employ comparisons based on internal targets, the past performance of the Company and/or the past or current performance of other companies, and in the case of earnings-based measures, may use or employ comparisons relating to capital, stockholders' equity and/or shares outstanding or investments, or to assets or net assets.

Transferability. Unless otherwise provided by the Committee, awards under the 2018 Amended Plan will not be transferable except as designated by the recipient by will or by the laws of descent and distribution.

Certain Adjustments. In the event of a corporate transaction involving the Company (including, without limitation, any stock dividend, stock split, extraordinary cash dividend, recapitalization, reorganization, merger, consolidation, split-up, spin-off, combination or exchange of shares), the Committee may adjust awards to preserve the benefits or potential benefits of the awards. Action by the Committee for this purpose may include: (i) adjustment of the number and kind of shares which may be delivered under the 2018 Amended Plan; (ii) adjustment of the number and kind of shares subject to outstanding awards; (iii) adjustment of the exercise price of outstanding options and SARs; and (iv) any other adjustments that the Committee determines to be equitable (which may include, without limitation, (a) replacement of awards with other awards which the Committee determines have comparable value and which are based on stock of a company resulting from the transaction, and (b) cancellation of the award in return for cash payment of the current value of the award, determined as though the Award is fully vested at the time of payment, provided that in the case of an option or SAR, the amount of such payment may be the excess of the value of the stock subject to the option or SAR at the time of the transaction over the exercise price). If Proposal 5 is approved and the Board implements the reverse stock split, the amount of shares reserved for issuance under the 2018 Amended Plan will be proportionately adjusted in the same manner and at the same time as all other shares.

Change in Control. The 2018 Amended Plan provides that, unless determined otherwise by the Committee, upon a participant's termination of employment within 12 months of a change in control, the vesting of full value awards under the 2018 Amended Plan will be accelerated and options and stock appreciation rights will remain exercisable for up to one year or the award's earlier expiration date, if applicable. Notwithstanding the foregoing, in the event of a plan of liquidation, reorganization, merger, consolidation, sale of all or substantially all of the Company's assets or a similar transaction in which the Company is not the surviving entity, all awards will become vested and exercisable, as applicable, if a successor corporation does not agree to assume or substitute such awards. A "Change in Control" is defined in the 2018 Amended Plan generally to occur when a person or group of persons acting in concert acquires beneficial ownership of, or makes a tender offer for, 20% or more of a class of the Company's equity securities or in the event of a merger or other form of business combination, sale of all or substantially all of the Company's assets, a plan of liquidation for the Company is adopted or a solicitation of our stockholders seeking approval of any of the foregoing is made by anyone other than our Board or a majority of the Board ceases to consist of persons who were directors as of the adoption date of the 2018 Amended Plan or persons who were nominated by such directors, or in certain other circumstances constituting a change in control as defined for specified regulatory purposes.

Amendment and Termination. The 2018 Amended Plan may be amended or terminated at any time by the Board, and the Board or the Committee may amend any award document granted under the 2018 Amended Plan, provided that no amendment or termination may adversely affect the rights of any participant under the award granted prior to the date such amendment is adopted without the participant's written consent. The Board may not amend the provision of the 2018 Amended Plan related to repricing without approval of the Company's stockholders. The 2018 Amended Plan will remain in effect as long as any awards under it are outstanding, but no new awards may be granted after April 16, 2030.

U.S. Federal Income Tax Consequences of Awards Under the 2018 Amended Plan

The following discussion is intended only as a brief summary of the material U.S. federal income tax rules that are generally relevant to the 2018 Amended Plan awards as of the date of this Proxy Statement. The laws governing the tax aspects of awards are highly technical and such laws might change. The following discussion does not address state, local or non-U.S. income tax rules applicable to awards under the 2018 Amended Plan.

Upon the exercise of a SAR or stock option, other than an incentive stock option, an award recipient will recognize ordinary income equal to the excess of the fair market value of the stock subject to such SAR or option on the date of exercise over the exercise price for such SAR or stock option. The Company generally will be entitled to a corresponding federal income tax deduction equal to the amount of ordinary income recognized by the recipient. Upon the sale or exchange of the stock acquired upon exercise, the recipient will generally recognize a long- or short-term capital gain or loss, depending on whether the recipient held the stock for more than one year from the date of exercise. With respect to incentive stock options, a recipient generally will not recognize taxable income when the incentive stock option is exercised, unless the recipient is subject to the alternative minimum tax. If the recipient sells the stock more than two years after the incentive stock option was granted and more than one year after the incentive stock option was exercised, the recipient will recognize a long-term capital gain or loss, measured by the difference between the sale price and the exercise price of the shares. The Company will not receive a tax deduction with respect to the exercise of an incentive stock option if the incentive stock option holding period is satisfied. Award recipients do not recognize any taxable income, and the Company is not entitled to a deduction, upon the grant of a stock appreciation right, a nonqualified stock option or an incentive stock option.

The recipient of a full value award or cash award generally will not recognize taxable income at the time of grant as long as the award is subject to a substantial risk of forfeiture as a result of performance-based and/or service-based vesting requirements. The recipient generally will recognize ordinary income when the substantial risk of forfeiture expires or is removed unless, in the case of an award other than restricted stock, the payment of cash or issuance of stock in settlement of the award is deferred until sometime after the vesting date, in which case, the recipient generally will recognize ordinary income upon receipt of such cash or stock. The Company generally will be entitled to a corresponding deduction equal to the amount of income the recipient recognizes. If the recipient holds shares of stock received upon settlement of an award for more than one year, the capital gain or loss when the recipient sells the shares will be long-term.

If an award is accelerated under the 2018 Amended Plan in connection with a ''change in control'' (as this term is used under the Code), we may not be permitted to deduct the portion of the compensation attributable to the acceleration (''parachute payments'') if it exceeds certain threshold limits under the Code (and certain related excise taxes may be triggered).

U.S. federal income tax law generally prohibits a publicly held company from deducting compensation paid to certain current or former officers that qualify as ''covered employees'' within the meaning of Section 162(m) of the Code that exceeds $1 million during the tax year.

Aggregate Past Grants Under the 2018 Amended Plan

The benefits that will be awarded or paid in the future under the 2018 Amended Plan are not currently determinable. Such awards are within the discretion of the Committee, and the Committee has not determined future awards or who might receive them. Notwithstanding the foregoing, non-employee directors are entitled to receive annual grants under the 2018 Amended Plan and on February 21, 2023, each non-employee director received an award of 9,230 shares of unrestricted Class A common stock with a grant date fair value of $12,000 on such date and it is expected they will receive another such award in 2024. The following table shows information regarding the distribution of awards covering shares granted under the 2018 Amended Plan as of March 31, 2023 among the persons and groups identified below. The closing market price of our common stock on The Nasdaq Capital Market on March 31, 2023 was $1.05.

Name and Position	Number of Shares Underlying Options		Number of Shares Underlying Stock Awards
	Exercisable	Unexercisable	
Named Executive Officers			
Brian E. Argrett			
Chief Executive Officer	0	0	201,770
Brenda J. Battey			
Chief Financial Officer	0	0	94,894
Ruth McCloud			
Chief Operating Officer	0	0	80,828
Total for current executive officers as a group	0	0	472,768
Total for current non-employee directors as a group.	0	0	372,782
Total for each associate of any such directors or executive officers. . .	0	0	0
Each other person who has received 5% or more of the options, warrants or rights under the 2018 Amended Plan	0	0	0
All employees, including any current officers who are not executive officers, as a group	0	0	145,644
Total.	0	0	991,194

Registration With the SEC. The Company intends to file with the SEC a registration statement on Form S-8 covering the new shares reserved for issuance under the 2018 Amended Plan in the second half of 2023.

> **THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT YOU VOTE "FOR" THE PROPOSAL TO APPROVE THE COMPANY'S AMENDED AND RESTATED 2018 LONG-TERM INCENTIVE PLAN.**

PROPOSAL 5. PROPOSAL TO EFFECT A REVERSE STOCK SPLIT WITH NO CHANGE TO AUTHORIZED SHARES

Overview

On April 16, 2023, the Board unanimously approved, subject to stockholder approval, a proposed amendment to our amended and restated certificate of incorporation (''Certificate of Incorporation'') to effect a reverse stock split of the outstanding shares of Class A common stock, Class B common stock, and Class C common stock by combining outstanding shares of common stock into a lesser number of outstanding shares of common stock at a ratio ranging from 1 share-for-2 shares up to a ratio of 1 share-for-10 shares (the ''Ratio Range''), which ratio will be selected by the Board and set forth in a public announcement, with no change to the number of shares of common stock authorized under our Certificate of Incorporation (the ''Reverse Stock Split''). The foregoing description of the proposed amendment is a summary and is subject to the full text of the proposed amendment, which is attached to this proxy statement as Appendix A (the ''Certificate of Amendment'').

If stockholders approve this Proposal 5, the Board, in its sole discretion, will have the authority to decide, at any time prior to December 31, 2023, whether to implement the Reverse Stock Split. If the Board determines that the Reverse Stock Split would be in the best interests of Broadway Financial Corporation and its stockholders, the Board will cause the Certificate of Amendment to be filed with the Delaware Secretary of State and effect the Reverse Stock Split. The Reverse Stock Split could become effective as soon as the business day immediately following the Annual Meeting. The Board, in its sole discretion, may also elect not to implement the Reverse Stock Split.

We believe the Reverse Stock Split may be necessary for the company to maintain the listing of its Class A common stock on The Nasdaq Capital Market (''Nasdaq'') if recent market conditions persist. As described in more detail in the subsection titled ''—Reasons for the Reverse Stock Split'' below, the Board believes that having the time-limited authority to effect the Reverse Stock Split is a critical proactive step to maintain the Company's Nasdaq listing and continue efforts to build stockholder value. Following approval of this Proposal 5 at the Annual Meeting, no further action on the part of stockholders will be required to either implement or abandon the Reverse Stock Split.

The proposed amendment, if effected, will effect a Reverse Stock Split of the outstanding shares of Class A common stock, Class B common stock, and Class C common stock (which three classes together are referred to in this Proposal 5 as the Company's ''Common Stock'') at a reverse stock split ratio range of 1-for-2 through 1-for-10, as determined by our Board at a later date. As of March 31, 2023, 48,718,155 shares of our Class A common stock, 11,404,618 shares of our Class B common stock, and 13,380,516 shares of our Class C common stock were issued and outstanding. Based on such number of shares of our Common Stock issued and outstanding, immediately following the effectiveness of the Reverse Stock Split (and without giving any effect to the payment of cash in lieu of fractional shares), we will have, depending on the reverse stock split ratio selected by our Board, issued and outstanding shares of stock as illustrated in the table under the caption ''—Effects of the Reverse Stock Split—Effect on Shares of Class A Common Stock, Class B Common Stock, and Class C Common Stock.''

All holders of Class A common stock, Class B common stock, and Class C common stock will be affected proportionately by the Reverse Stock Split. No fractional shares of Class A common stock, Class B common stock, and Class C common stock will be issued as a result of the Reverse Stock Split. Instead, any stockholder who would have been entitled to receive a fractional share as a result of the Reverse Stock Split will receive cash payments in lieu of such fractional share. Each stockholder will hold the same percentage of the outstanding Common Stock immediately following the Reverse Stock Split as that stockholder did immediately prior to the Reverse Stock Split, except to the extent that the Reverse Stock Split results in stockholders receiving cash in lieu of fractional shares. The par value of our common stock will continue to be $0.01 per share (see ''—Effects of the Reverse Stock Split'').

Reasons for the Reverse Stock Split

Our Board has determined that it is desirable and in the best interests of Broadway Financial Corporation and its stockholders to combine our shares of Class A common stock, Class B common stock, and Class C common stock at a reverse stock split ratio in the range of 1-for-2 through 1-for-10, as determined by the Board at a later date. Our Board authorized the Reverse Stock Split as an important proactive measure to maintain our ability to continue to meet Nasdaq criteria for continued listing. Our Class A common stock is publicly traded and listed on Nasdaq under the symbol ''BYFC.'' Accordingly, for these and other reasons discussed below, we believe that effecting the Reverse Stock Split is in Broadway Financial Corporation's and our stockholders' best interests.

We believe that the Reverse Stock Split will help us achieve a number of important goals:

1. *Maintain Nasdaq Listing*

The continued listing requirements for Nasdaq include a requirement that shares trade above $1.00. If an issuer's shares have a minimum closing bid price of less than $1.00 for 30 trading days or more, the issuer may be subject to delisting. Our Class A common stock closed at or below $1.00 per share for 22 consecutive days from July to August 2022 and for 25 consecutive trading days from November to December 2022. On April 28, 2023, our Class A common stock closed at $0.89 per share. In the event our Class A common stock fails to maintain the minimum closing bid price of $1.00 for a period of 30 consecutive trading days, we will receive a written notification from The Nasdaq Stock Market LLC that we have failed to comply with the minimum bid price requirement. We believe that if we fail to comply with the minimum bid price requirement and the Reverse Stock Split is not approved by stockholders, it is likely that our Class A common stock will be delisted from The Nasdaq Capital Market.

Effecting the Reverse Stock Split and reducing the number of outstanding shares of our Class A common stock should, absent other factors, result in an increase in the per share market price of our Class A common stock, although we cannot provide any assurance that our minimum bid price would, following the Reverse Stock Split, continue to trade over the applicable minimum bid price requirements. While we are currently in compliance with the continued listing requirements for Nasdaq, we believe that obtaining approval for the Reverse Stock Split is an important proactive measure to maintain our ability to continue to meet such continued listing requirements. In addition, obtaining approval of the Reverse Stock Split at the Annual Meeting allows us to seek stockholder approval of this Proposal 5 in a more efficient and cost-effective manner than calling a Special Meeting of Stockholders at a later date for the sole purpose of seeking stockholder approval of a reverse stock split.

2. *Make Class A Common Stock More Attractive to Investors*

In addition, we believe that the Reverse Stock Split may make our Class A common stock more attractive to a broader range of institutional and other investors. Many brokerage houses and institutional investors have internal policies and practices that either prohibit them from investing in low-priced stocks or tend to discourage individual brokers from recommending low-priced stocks to their customers. In addition, some of those policies and practices may function to make the processing of trades in low-priced stocks economically unattractive to brokers. We believe that the Reverse Stock Split may make our Class A common stock a more attractive and cost-effective investment for many investors, which may enhance the liquidity and value of the Class A common stock.

3. *Provide Flexibility for Future Transactions*

The Reverse Stock Split will also effectively increase the number of authorized and unissued shares of our Class A common stock, Class B common stock, and Class C common stock available for future issuance by the amount of the reduction in outstanding shares effected by the Reverse Stock Split. As illustrated in the table under the caption "—Effects of the Reverse Stock Split—Effect on Shares of Class A Common Stock, Class B Common Stock, and Class C Common Stock," only approximately 16% of our authorized shares of Class A common stock remain available for future issuance. By increasing the number of authorized and unissued shares of our Common Stock, our Board and management will have increased flexibility to issue shares of Class A common stock for capital raising, strategic, compensatory, or other purposes.

Although reducing the number of outstanding shares of our Class A common stock, Class B common stock, and Class C common stock through the Reverse Stock Split is intended, absent other factors, to increase the per share trading price of our Class A common stock, other factors, such as our financial results, market conditions and the market perception of our business may adversely affect the per share trading price of our common stock. As a result, there can be no assurance that the Reverse Stock Split, if completed, will result in the intended benefits described above, that the per share trading price of our Class A common stock will increase (proportionately to the reduction in the number of shares of our common stock after the Reverse Stock Split or otherwise) following the Reverse Stock Split or that the per share trading price of our Class A common stock will not decrease in the future.

Exchange Ratio. The purpose of seeking stockholder approval of exchange ratios within the Ratio Range (rather than a fixed exchange ratio) is to provide the Company with the flexibility to achieve the desired results of the Reverse Stock Split. If the stockholders approve this Proposal 5, then the Board, in its sole discretion, would effect the Reverse Stock Split only upon the determination by the Board that a reverse split would be in the best interests of the Company and our stockholders at that time. If the Board were to effect the Reverse Stock Split, then the Board or such committee would set the timing for such a split and select the specific ratio within the Ratio Range (the "Final

Ratio''). Following approval of this Proposal 5 at the Annual Meeting, no further action on the part of stockholders would be required to either implement or abandon the Reverse Stock Split. If the stockholders approve this Proposal 5, and the Board determines to effect the Reverse Stock Split, we would communicate to the public additional details regarding the Reverse Stock Split, including the Final Ratio selected by the Board. If the Board does not implement the Reverse Stock Split prior to December 31, 2023, then the authority granted in this Proposal 5 to implement the Reverse Stock Split will automatically terminate. The Board reserves its right, notwithstanding stockholder approval and without further action by the stockholders, to elect not to proceed with the Reverse Stock Split if, at any time prior to the filing of the Certificate of Amendment with the Delaware Secretary of State of the State, it determines, in its sole discretion, that this Proposal 5 is no longer in the best interests of the Company and our stockholders.

No Authorized Share Reduction. Under Delaware law, the implementation of the Reverse Stock Split does not require a reduction in the total number of authorized shares of our Class A common stock, Class B common stock, and Class C common stock. If stockholders adopt and approve the amendment to the Certificate of Incorporation to effect the Reverse Stock Split, the authorized number of shares of our Class A common stock, Class B common stock, and Class C common stock will *not* be reduced by a corresponding ratio. However, the Company could consider reducing the number of authorized shares following the Reverse Stock Split if the effective increase is deemed excessive by the Board.

Criteria to Be Used for Determining Whether to Implement Reverse Stock Split

In determining whether to implement the Reverse Stock Split, if any, following receipt of stockholder approval of this Proposal 5, the Board may consider, among other things, various factors, such as:

- the historical trading price and trading volume of our Class A common stock;

- our capitalization (including the number of shares of common stock issued and outstanding);

- Nasdaq continued listing requirements, and other rules and guidance from Nasdaq;

- the potential devaluation of our market capitalization as a result of the Reverse Stock Split;

- the then-prevailing trading price and trading volume of our Class A common stock and the expected impact of the Reverse Stock Split on the trading market for our Class A common stock in the short- and long-term; and

- prevailing general market and economic conditions.

Certain Risks and Potential Disadvantages Associated with the Reverse Stock Split

We cannot assure you that the proposed Reverse Stock Split will result in an increase of our stock price over the long term. As noted above, a principal purpose of the Reverse Stock Split is to increase the trading price of our Class A common stock to enhance our ability to continue to satisfy Nasdaq's continued listing requirements. However, the effect of the Reverse Stock Split on the per share trading price of our Class A common stock cannot be predicted with any certainty, and the history of reverse stock splits for other companies is varied, particularly since some investors may view a reverse stock split negatively. It is possible that the per share trading price of our Class A common stock after the Reverse Stock Split will not increase in the same proportion as the reduction in the number of our outstanding shares of Class A common stock following the Reverse Stock Split. In addition, although we believe the Reverse Stock Split may enhance the marketability of our Class A common stock to certain potential investors, we cannot assure you that, if implemented, our Class A common stock will be more attractive to investors. Even if we implement the Reverse Stock Split, the per share trading price of our Class A common stock may decrease due to factors unrelated to the Reverse Stock Split, including the Company's business and financial performance, general market conditions, and prospects for future success. If the Reverse Stock Split is consummated and the per share trading price of the Class A common stock declines, the percentage decline as an absolute number and as a percentage of our overall market capitalization may be greater than would occur in the absence of the Reverse Stock Split.

We cannot assure you that our Class A common stock will maintain its value as a result of the proposed Reverse Stock Split. There can be no assurance that the total market capitalization of the Class A common stock (i.e., the aggregate value of all shares of Class A common stock at the then market price) immediately after implementation of this Proposal 5 will be equal to or greater than the total market capitalization immediately before this Proposal 55 or that the per share market price of the Class A common stock following implementation of this Proposal 5 will remain higher than the per share market price immediately before the implementation of this Proposal 5 or equal or exceed the direct arithmetical result of the implementation of this Proposal 5.

The proposed Reverse Stock Split may decrease the liquidity of our Class A common stock and result in higher transaction costs. The liquidity of our Class A common stock may be negatively impacted by the Reverse Stock Split, given the reduced number of shares that would be outstanding after the Reverse Stock Split, particularly if the per share trading price does not increase as a result of the Reverse Stock Split. In addition, if the Reverse Stock Split is implemented, it will increase the number of our stockholders who own "odd lots" of fewer than 100 shares of common stock. Brokerage commission and other costs of transactions in odd lots are generally higher than the costs of transactions of more than 100 shares of common stock. Accordingly, the Reverse Stock Split may not achieve the desired results of increasing marketability of our Class A common stock as described above.

Our Board believes, however, that these potential effects are outweighed by the benefits of the Reverse Stock Split.

Effective Time and Ratio Range

The effective time of the Reverse Stock Split (the "Effective Time"), if approved by stockholders and implemented by the Board, will be the date and time set forth in the Certificate of Amendment that is filed with the Delaware Secretary of State. The Board, in its sole discretion, will have the authority to decide, prior to December 31, 2023, whether to implement the Reverse Stock Split. The Effective Time could occur as soon as the business day immediately following the Annual Meeting. The exact timing of the filing of the Certificate of Amendment will be determined by our Board based on its evaluation as to when such action will be the most advantageous to the Company and our stockholders.

If the Board does not implement the Reverse Stock Split prior to December 31, 2023, then the authority granted in this Proposal 5 to implement the Reverse Stock Split will automatically terminate. The Board reserves its right, notwithstanding stockholder approval and without further action by the stockholders, to elect not to proceed with the Reverse Stock Split if, at any time prior to the filing of the Certificate of Amendment with the Delaware Secretary of State, it determines, in its sole discretion, that this Proposal 5 is no longer in the best interests of the Company and our stockholders.

The ratio of the Reverse Stock Split, if approved and implemented, will be selected in the range of 1-for-2 through 1-for-10, as determined by the Board in its sole discretion. Our purpose for requesting authorization to implement the Reverse Stock Split at a ratio to be determined by the Board, as opposed to a ratio that is fixed in advance, is to give the Board the flexibility to take into account then-current market conditions and changes in the price of our Class A common stock and to respond to any other developments that may be relevant when considering the appropriate ratio. If the stockholders approve the Reverse Stock Split, then the Board will be authorized to proceed with the Reverse Stock Split prior to December 31, 2023. In determining whether to proceed with the Reverse Stock Split and setting the Final Ratio, if any, the Board will consider a number of factors, including market conditions, existing and expected trading prices of the Company's Class A common stock, actual or forecasted results of operations, Nasdaq listing requirements, the Company's additional funding requirements and the amount of the Company's authorized but unissued Class A common stock, Class B common stock, and Class C common stock.

Fractional Shares

No fractional shares will be issued in connection with the Reverse Stock Split. Stockholders of record who otherwise would be entitled to receive fractional shares because they hold a number of pre-split shares not evenly divisible by the number of pre-split shares for which each post-split share is to be reclassified, will be entitled to a cash payment in lieu thereof at a price equal to the fraction to which the stockholder would otherwise be entitled multiplied by the closing price of the common stock on Nasdaq on the date immediately preceding the Effective Time. The ownership of a fractional interest will not give the holder thereof any voting, dividend, or other rights except to receive payment therefor as described herein.

Stockholders should be aware that, under the escheat laws of the various jurisdictions where stockholders reside, where the Company is domiciled, and where the funds will be deposited, sums due for fractional interests that are not timely claimed after the Effective Time of the split may be required to be paid to the designated agent for each such jurisdiction, unless correspondence has been received by us or the transfer agent concerning ownership of such funds within the time permitted in such jurisdiction. Thereafter, stockholders otherwise entitled to receive such funds will have to seek to obtain them directly from the state to which they were paid.

Effects of the Reverse Stock Split

General

After the Effective Time of the Reverse Stock Split, if implemented by our Board, each stockholder other than the stockholders receiving cash payments in lieu of fractional shares will own a reduced number of shares of Class A common stock, Class B common stock, and Class C common stock, as applicable. The principal effect of the Reverse Stock Split will be to proportionately decrease the number of outstanding shares of our Class A common stock, Class B common stock, and Class C common stock based on the reverse stock split ratio selected by our Board. The Reverse Stock Split will not change the terms of the Class A common stock, Class B common stock, Class C common stock, or Preferred Stock. As of the Effective Time of the Reverse Stock Split, we would also adjust and proportionately decrease the number of shares of our Common Stock reserved for issuance upon exercise of, and adjust and proportionately increase the exercise price of, all options and warrants and other rights to acquire our Common Stock. As of the Effective Time of the Reverse Stock Split, the number of shares of Common Stock held by the Company as treasury shares will also be reduced proportionately based on the exchange ratio of the Reverse Stock Split.

Voting rights and other rights of the holders of our Class A common stock, Class B common stock, and Class C common stock will not be affected by the Reverse Stock Split, except to the extent that the Reverse Stock Split results in any stockholders owning a fractional share. For example, a holder of 2% of the voting power of the outstanding shares of our Class A common stock immediately prior to the effectiveness of the Reverse Stock Split will generally continue to hold 2% (assuming there is no impact as a result of the payment of cash in lieu of issuing fractional shares) of the voting power of the outstanding shares of Class A common stock after the Reverse Stock Split. Our Class B and Class C common stock is non-voting common stock and has no voting power except as provided by law.

The number of stockholders of record will not be affected by the Reverse Stock Split (except to the extent any are cashed out as a result of holding fractional shares).

Effect on Shares of Class A Common Stock, Class B Common Stock, and Class C Common Stock

The following table contains approximate information, based on share information as of March 31, 2023 relating to our Common Stock and outstanding options, based on illustrative ratios within the Ratio Range and information regarding our authorized shares assuming that this Proposal 5 is approved and the Reverse Stock Split is implemented:

Status	Pre-Reverse Stock Split	Post-Reverse Stock Split 1:2	Post-Reverse Stock Split 1:5	Post-Reverse Stock Split 1:10
Number of Shares Authorized				
Class A Common Stock	75,000,000	75,000,000	75,000,000	75,000,000
Class B Common Stock	15,000,000	15,000,000	15,000,000	15,000,000
Class C Common Stock	25,000,000	25,000,000	25,000,000	25,000,000
Number of Shares Authorized but Not Outstanding or Reserved				
Class A Common Stock	12,326,792	43,663,397	62,465,359	68,732,680
Class B Common Stock	3,595,382	9,297,691	12,719,077	13,859,539
Class C Common Stock	11,619,484	18,309,742	22,323,897	23,661,949
Number of Shares Issued and Outstanding				
Class A Common Stock	48,718,155	24,359,077	9,743,631	4,871,815
Class B Common Stock	11,404,618	5,702,309	2,280,923	1,140,461
Class C Common Stock	13,380,516	6,690,258	2,676,103	1,338,051
Number of Shares Reserved for Future Issuance				
Class A Common Stock	13,705,053	6,852,526	2,740,010	1,370,505
Class B Common Stock	0	0	0	0
Class C Common Stock	0	0	0	0
Number of Shares Reserved for Issuance Pursuant to Outstanding Options				
Class A Common Stock	250,000	125,000	50,000	25,000
Class B Common Stock	0	0	0	0
Class C Common Stock	0	0	0	0
Weighted-Average Exercise Price of Outstanding Options				
Class A Common Stock	$ 1.62	$ 3.24	$ 8.10	$ 16.20
Class B Common Stock	—	—	—	—
Class C Common Stock	—	—	—	—

This chart is for illustrative purposely only and other ratios within the Ratio Range besides those shown above could be selected by the Board.

After the Effective Time of the Reverse Stock Split, our Class A common stock would have a new committee on uniform securities identification procedures ("CUSIP") number, a number used to identify such shares.

Our Class A common stock is currently registered under Section 12(b) of the Securities Exchange Act of 1934, as amended, the ("Exchange Act"), and we are subject to the periodic reporting and other requirements of the Exchange Act. The Reverse Stock Split will not affect the registration of our Class A common stock under the Exchange Act or the listing of our Class A common stock on Nasdaq. Following the Reverse Stock Split, our Class A common stock will continue to be listed on Nasdaq under the symbol "BYFC."

Because we will not reduce the number of authorized shares of Class A common stock, Class B common stock, and Class C common stock, the overall effect of the Reverse Stock Split will be an increase in authorized but unissued shares of Class A common stock, Class B common stock, and Class C common stock as a result of the Reverse Stock Split. These authorized shares of Class A common stock, Class B common stock, and Class C common stock may be issued at the discretion of the Board, subject to applicable limitations. Any future issuances of shares of Class A common stock, Class B common stock, or Class C common stock will have the effect of diluting the percentage of stock ownership and voting rights of the present holders of Class A common stock, Class B common stock, and Class C common stock.

Release No. 34-15230 of the staff of the SEC requires disclosure and discussion of the effects of any action, including this Proposal 5, that may be used as an anti-takeover mechanism. Because this Proposal 5 provides that the number of authorized shares of (i) Class A common stock remains at 75,000,000 shares, (ii) Class B common stock remains at 15,000,000 shares, and (iii) Class C common stock remains at 25,000,000 shares, the Certificate of Amendment that is filed with the Delaware Secretary of State of the State, if any such amendment is filed, will result in a relative increase in the number of authorized but unissued shares of our Class A common stock, Class B common stock, and Class C common stock in relation to the number of outstanding shares of our Class A common stock, Class B common stock, and Class C common stock, respectively, after the Reverse Stock Split and could, under certain circumstances, have an anti-takeover effect, although this is not the purpose or intent of the Board. The primary purpose of the proposed Reverse Stock Split is to provide the Board with a mechanism to raise the per share trading price of our Class A common stock by lowering the number of shares outstanding. However, a relative increase in the number of our authorized shares of Class A common stock, Class B common stock, and Class C common stock could enable the Board to render more difficult or discourage an attempt by a party attempting to obtain control of the Company by tender offer or other means. The issuance of Class A common stock in a public or private sale, merger or similar transaction would increase the number of outstanding shares of Class A common stock entitled to vote, increase the number of votes required to approve a change of control of the Company and dilute the interest of a party attempting to obtain control of the Company. Any such issuance could deprive stockholders of benefits that could result from an attempt to obtain control of the Company, such as the realization of a premium over market price that such an attempt could cause. Moreover, the issuance of Class A common stock to persons friendly to the Board could make it more difficult to remove incumbent officers and directors from office even if such change were favorable to stockholders generally. The Company has no present intent to use the relative increase in the number of authorized shares of Class A common stock, Class B common stock, and Class C common stock for anti-takeover purposes, and the proposed Certificate of Amendment is not part of a plan by the Board to adopt any anti-takeover provisions. However, if this Proposal 5 is approved by the stockholders, then a greater number of shares of our Class A common stock, Class B common stock, and Class C common stock would be available for such purpose than currently is available. The Company is not aware of any pending or threatened efforts to obtain control of the Company, and the Board has no present intent to authorize the issuance of additional shares of Class A common stock, Class B common stock, or Class C common stock to discourage such efforts if they were to arise.

Effect on Par Value

The proposed amendment to our Certificate of Incorporation will not affect the par value of our common stock, which will remain at $0.01.

Effect on Preferred Stock

Pursuant to our Certificate of Incorporation, our authorized stock includes 1,000,000 shares of Preferred Stock, par value $0.01 per share. The Company has 150,000 shares of Preferred Stock outstanding. The proposed amendment to our Certificate of Incorporation to effect the Reverse Stock Split will not impact the total authorized number of shares of preferred stock or the par value of the preferred stock.

Material U.S. Federal Income Tax Consequences of the Reverse Stock Split

The following discussion is a summary of the material U.S. federal income tax consequences of the proposed Reverse Stock Split to holders of our Common Stock. This discussion is based on the Internal Revenue Code of 1986, as amended (the "Code"), U.S. Treasury Regulations promulgated thereunder, judicial decisions, and published rulings and administrative pronouncements of the U.S. Internal Revenue Service (the "IRS"), in each case in effect as of the date of this proxy statement. These authorities may change or be subject to differing interpretations. Any such change or differing interpretation may be applied retroactively in a manner that could adversely affect a holder of our Common Stock. We have not sought and will not seek any rulings from the IRS regarding the matters discussed below. There can be no assurance the IRS or a court will not take a contrary position to that discussed below regarding the tax consequences of the proposed Reverse Stock Split.

This discussion is limited to "U.S. Holders" (as defined below) who hold their Common Stock as a "capital asset" within the meaning of Section 1221 of the Code (generally, property held for investment). This discussion does not address all U.S. federal income tax consequences relevant to the particular circumstances of a stockholder, including the impact of the Medicare contribution tax on net investment income. In addition, it does not address consequences relevant to holders of Common Stock that are subject to special rules, including, without limitation:

- Financial institutions;

- Insurance companies;

- Real estate investment trusts;

- Regulated investment companies;

- Grantor trusts;

- Tax-exempt organizations;

- Governmental organizations;

- Brokers and dealers in securities, commodities or currencies;

- Traders in securities that elect to use a mark-to-market method of accounting for their securities;

- Stockholders deemed to sell shares of Common Stock under the constructive sale provisions of the Code;

- Stockholders who hold Common Stock as part of a position in a straddle or as part of a hedging, conversion or integrated transaction for U.S. federal income tax purposes or U.S. holders that have a functional currency other than the U.S. dollar;

- Stockholders who actually or constructively own 10% or more of our voting stock;

- Stockholders that acquired our Common Stock through the exercise of employee stock options or otherwise as compensation or through a tax-qualified retirement plan;

- Stockholders that hold Common Stock in an individual retirement account, 401(k) plan or similar tax-favored account; or

- Certain former citizens or long-term residents of the United States.

If a partnership (or other entity treated as a partnership for U.S. federal income tax purposes) is the beneficial owner of our Common Stock, the U.S. federal income tax treatment of a partner in the partnership will generally depend on the status of the partner and the activities of the partnership. Accordingly, partnerships (and other entities treated as partnerships for U.S. federal income tax purposes) holding Common Stock and the partners in such entities should consult their own tax advisors regarding the U.S. federal income tax consequences of the proposed Reverse Stock Split to them.

In addition, the following discussion does not address the U.S. federal estate and gift tax, alternative minimum tax, or state, local and non-U.S. tax law consequences of the proposed Reverse Stock Split. Furthermore, the following discussion does not address any tax consequences of transactions effectuated before, after or at the same time as the proposed Reverse Stock Split, whether or not they are in connection with the proposed Reverse Stock Split.

STOCKHOLDERS SHOULD CONSULT THEIR TAX ADVISORS WITH RESPECT TO THE APPLICATION OF THE U.S. FEDERAL INCOME TAX LAWS TO THEIR PARTICULAR SITUATIONS AS WELL AS ANY TAX CONSEQUENCES OF THE PROPOSED REVERSE STOCK SPLIT ARISING UNDER THE U.S. FEDERAL ESTATE OR GIFT TAX LAWS OR UNDER THE LAWS OF ANY STATE, LOCAL OR NON-U.S. TAXING JURISDICTION OR UNDER ANY APPLICABLE INCOME TAX TREATY.

For purposes of this discussion, a "U.S. Holder" is a beneficial owner of our Common Stock that, for U.S. federal income tax purposes, is or is treated as:

- an individual who is a citizen or resident of the United States;

- a corporation created or organized under the laws of the United States, any state thereof, or the District of Columbia;

- an estate, the income of which is subject to U.S. federal income tax regardless of its source; or

- a trust if (1) its administration is subject to the primary supervision of a court within the United States and all of its substantial decisions are subject to the control of one or more "United States persons" (within the meaning of Section 7701(a)(30) of the Code), or (2) it has a valid election in effect under applicable U.S. Treasury regulations to be treated as a United States person.

The proposed Reverse Stock Split is intended to be treated as a "recapitalization" for U.S. federal income tax purposes pursuant to Section 368(a)(1)(E) of the Code. Assuming the proposed Reverse Stock Split qualifies as a recapitalization, a U.S. Holder of our Common Stock generally should not recognize gain or loss upon the proposed Reverse Stock Split for U.S. federal income tax purposes, except with respect to cash received in lieu of a fractional share of Common Stock, as discussed below. A U.S. Holder's aggregate adjusted tax basis in the shares of our Common Stock received pursuant to the proposed Reverse Stock Split should generally equal the aggregate adjusted tax basis of the shares of the Common Stock surrendered (reduced by the amount of such basis that is allocated to any fractional share of Common Stock). The U.S. Holder's holding period in the shares of our Common Stock received should generally include the holding period in the shares of Common Stock surrendered. U.S. Holders of shares of our Common Stock acquired on different dates and at different prices should consult their tax advisors regarding the allocation of the tax basis and holding period of such shares.

A U.S. Holder that receives cash in lieu of a fractional share of Common Stock pursuant to the Reverse Stock Split should recognize capital gain or loss in an amount equal to the difference, if any, between the amount of cash received and the portion of the U.S. Holder's aggregate adjusted tax basis in the shares of Common Stock surrendered that is allocated to such fractional share of Common Stock. Such capital gain or loss will be short term if the pre-reverse split shares were held for one year or less at the effective time of the Reverse Stock Split and long term if held for more than one year. The deductibility of capital losses by individuals and corporations is subject to limitations. No gain or loss will be recognized by us as a result of the Reverse Stock Split.

Payments of cash made in lieu of a fractional share of Common Stock may, under certain circumstances, be subject to information reporting and backup withholding. To avoid backup withholding, each holder of our Common Stock that does not otherwise establish an exemption should furnish its taxpayer identification number and comply with the applicable certification procedures.

Backup withholding is not an additional tax and amounts withheld will be allowed as a credit against the holder's U.S. federal income tax liability and may entitle such holder to a refund, provided the required information is timely furnished to the IRS. Holders of our Common Stock should consult their own tax advisors regarding the application of the information reporting and backup withholding rules to them.

THE BOARD RECOMMENDS THAT YOU VOTE "FOR" THE APPROVAL AND ADOPTION OF AN AMENDMENT TO THE COMPANY'S CERTIFICATE OF INCORPORATION TO EFFECT A REVERSE STOCK SPLIT OF THE COMPANY'S COMMON STOCK WITH NO CHANGE TO THE NUMBER OF AUTHORIZED SHARES OF THE COMPANY'S COMMON STOCK.

STOCKHOLDER PROPOSALS FOR PRESENTATION
AT THE ANNUAL MEETING

Pursuant to Rule 14a-8 of the Exchange Act, stockholders who wish to submit proposals for inclusion in the proxy statement for the 2024 Annual Meeting of Stockholders must send such proposals to our Corporate Secretary at the address set forth on the first page of this Proxy Statement. Such proposals must be received by us on or before January 2, 2023 and must comply with Rule 14a-8 of the Exchange Act. Such proposals may or may not be included in the proxy statement.

Under the Company's bylaws, if a Stockholder intends to make a nomination for director election or present a proposal for other business (other than pursuant to Rule 14a-8 of the Exchange Act) at the 2024 Annual Meeting of Stockholders, the stockholder's notice must be received by our Corporate Secretary no earlier than the 120th day and no later than the 90th day before the anniversary of the last annual meeting (i.e., no earlier than February 22, 2024 and no later than March 23, 2024); provided, however, that if the date of the annual meeting is more than 30 days before or more than 60 days after such anniversary date, the stockholder's notice must be received by the Corporate Secretary not later than 90 days prior to the date of the annual meeting or, if later, 10 days following the day on which public disclosure of the date of the annual meeting is first made by the corporation. The notice must state the nominee's name, age, business and residence addresses, principal occupation or employment, and the class and number of shares of Common Stock beneficially owned by the nominee on the date of the notice. The required notice must also disclose certain information relating to the nominee of the type required to be disclosed in a proxy statement and in certain other filings under federal securities laws. In addition to satisfying the deadlines in the advance notice provisions of our bylaws, a stockholder who intends to solicit proxies in support of nominees submitted under these advance notice provisions must provide the notice required under Rule 14a-19, the SEC's universal proxy rule, to the Corporate Secretary of the Company no later than April 22, 2024.

Householding

We have adopted a procedure approved by the SEC called "householding." Under this procedure, certain stockholders of record who have the same address and last name will receive only one copy of our notice of annual meeting of stockholders, proxy statement, and accompanying documents, unless one or more of these stockholders notifies us that they wish to continue receiving individual copies. This procedure is intended to reduce our printing costs and postage fees.

Stockholders who participate in householding will continue to receive separate proxy cards. Also, householding will not in any way affect other mailings.

If you are eligible for householding, but you and other stockholders of record with whom you share an address currently receive multiple copies of the notice of annual meeting of stockholders, proxy statement and accompanying documents, or if you hold shares of common stock in more than one account, and in either case you wish to receive only a single copy of each of these documents for your household, please sending a written request to Broadway Financial Corporation, 4601 Wilshire Boulevard, Suite 150, Los Angeles, California 90010, Attention: Audrey A. Phillips, or by telephone at 202-243-7141.

If you participate in householding and wish to receive a separate copy of the notice of annual meeting of stockholders, proxy statement and the accompanying documents, or if you do not wish to participate in householding and prefer to receive separate copies of these documents in the future, please contact the Corporate Secretary as indicated above.

ANNUAL REPORT AND FORM 10-K

The Company's 2022 Annual Report to Stockholders, which includes our 2022 Annual Report filed with the SEC on Form 10-K and contains the Company's consolidated financial statements for the years ended December 31, 2022 and 2021, accompanies this Proxy Statement.

Stockholders may obtain, without charge, a copy of the Company's Annual Report on Form 10-K for the year ended December 31, 2022, as filed with the SEC, without the accompanying exhibits, by sending a written request to Broadway Financial Corporation, 4601 Wilshire Boulevard, Suite 150, Los Angeles, California 90010, Attention: Audrey A. Phillips. Stockholders may obtain any of the exhibits that are referred to in the list of exhibits attached to the Annual Report on Form 10-K upon payment to the Company of the cost of furnishing them.

BY ORDER OF THE BOARD OF DIRECTORS

Audrey A. Phillips
Vice President and Corporate Secretary
May 1, 2023

FORM OF CERTIFICATE OF AMENDMENT TO THE
CERTIFICATE OF INCORPORATION OF BROADWAY FINANCIAL CORPORATION

Broadway Financial Corporation (the ''Corporation''), a corporation organized and existing under and by virtue of the provisions of the General Corporation Law of the State of Delaware (the ''General Corporation Law''), does hereby certify as follows:

1. The current name of the Corporation is Broadway Financial Corporation.

2. The original certificate of incorporation of the Corporation was filed with the Secretary of State of the State of Delaware on September 25, 1995.

3. The Board of Directors of the Corporation duly adopted resolutions pursuant to Section 242 of the General Corporation Law proposing this Amendment of the Corporation's Amended and Restated Certificate of Incorporation and declaring the advisability of this Amendment to the Certificate of Incorporation and authorizing the appropriate officers of the Corporation to solicit the consent of the stockholders therefor, which resolution setting forth the proposed amendment is as follows:

RESOLVED, that the Section A of Article FOURTH of the Certificate of Incorporation be and hereby is deleted in its entirety and the following is inserted in lieu thereof:

A. Authorized Stock. Effective as of 12:01 a.m. on [   ] [   ], 2023 (the ''Effective Time''), a one-for-[   ]: reverse stock split of the Corporation's Class A common stock, $0.01 par value per share (the ''Class A Common Stock''), Class B common stock, $0.01 par value per share (the ''Class B Common Stock''), and Class C common stock, $0.01 par value per share (the ''Class C Common Stock'') shall become effective, pursuant to which each [   ] shares of Class A Common Stock, [   ] shares of Class B Common Stock, and [   ] shares of Class C Common Stock issued or outstanding (including treasury shares) immediately prior to the Effective Time shall be reclassified and combined into one validly issued, fully paid and nonassessable share of Class A Common Stock, Class B Common Stock, and Class C Common Stock automatically and without any action by the holder thereof upon the Effective Time and shall represent one share of Class A Common Stock, Class B Common Stock or Class C Common Stock from and after the Effective Time (such reclassification and combination of shares, the ''Reverse Stock Split''). The par value of the Class A Common Stock, Class B Common Stock, and Class C Common Stock following the Reverse Stock Split shall remain at $0.01 par value per share. No fractional shares of Class A Common Stock, Class B Common Stock or Class C Common Stock shall be issued as a result of the Reverse Stock Split and, in lieu thereof, upon surrender after the Effective Time of a certificate which formerly represented shares of Class A Common Stock, Class B Common Stock or Class C Common Stock that were issued and outstanding immediately prior to the Effective Time, any person who would otherwise be entitled to a fractional share of Class A Common Stock, Class B Common Stock or Class C Common Stock as a result of the Reverse Stock Split, following the Effective Time, shall be entitled to receive a cash payment equal to the fraction of a share of Class A Common Stock, Class B Common Stock or Class C Common Stock to which such holder would otherwise be entitled multiplied by the fair value per share of the Class A Common Stock, Class B Common Stock or Class C Common Stock immediately prior to the Effective Time as determined by the Board of Directors of the Corporation.

Each stock certificate that, immediately prior to the Effective Time, represented shares of Class A Common Stock, Class B Common Stock or Class C Common Stock that were issued and outstanding immediately prior to the Effective Time shall, from and after the Effective Time, automatically and without the necessity of presenting the same for exchange, represent that number of whole shares of Class A Common Stock, Class B Common Stock or Class C Common Stock after the Effective Time into which the shares formerly represented by such certificate have been reclassified (as well as the right to receive cash in lieu of fractional shares of Class A Common Stock, Class B Common Stock or Class C Common Stock after the Effective Time); provided, however, that each person of record holding a certificate that represented shares of Class A Common Stock, Class B Common Stock or Class C Common Stock that were issued and outstanding immediately prior to the Effective Time shall receive, upon surrender of such certificate, a new certificate evidencing and representing the number of whole shares of Class A Common Stock, Class B Common Stock or Class C Common Stock after the Effective Time into which the shares of Class A Common Stock, Class B Common Stock or Class C Common Stock formerly represented by such certificate shall have been reclassified.

The total number of shares of all classes of stock which this corporation shall have authority to issue is one hundred sixteen million (116,000,000), of which: seventy-five million (75,000,000) shall be Class A Common Stock, par value $0.01 per share; fifteen million (15,000,000) shall be Class B Common Stock, par value $0.01 per share; twenty-five million (25,000,000) shall be Class C Common Stock, par value $0.01 per share; and one million (1,000,000) shall be serial preferred stock, par value $0.01 per share.

4. This Certificate of Amendment to the Certificate of Incorporation has been duly adopted by the stockholders of the Corporation in accordance with the provisions of Section 242 of the Delaware General Corporation Law.

IN WITNESS WHEREOF, this Corporation has caused this Certificate of Amendment to the Certificate of Incorporation to be signed by its Chief Executive Officer this day of _____, 2023.

_____

Brian E. Argrett
Chief Executive Officer

BROADWAY FINANCIAL CORPORATION AMENDED AND RESTATED 2018 LONG-TERM INCENTIVE PLAN

SECTION I
GENERAL

1.1 *Purpose.* The Broadway Financial Corporation Amended and Restated 2018 Long-Term Incentive Plan (the "**Plan**") has been established by Broadway Financial Corporation (the "**Company**") to **(a)** attract and retain persons eligible to participate in the Plan; **(b)** motivate Participants, by means of appropriate incentives, to achieve long-range goals; **(c)** provide incentive compensation opportunities that are competitive with those of other similar companies; and **(d)** further identify Participants' interests with those of the Company's other shareholders through compensation that is based on the Company's common stock; and thereby promote the long-term interest of the Company and the Subsidiaries, including the growth in value of the Company's equity and enhancement of long-term shareholder return.

1.2 *Participation.* Subject to the terms and conditions of the Plan, the Committee shall determine and designate, from time to time, from among the Eligible Individuals, those persons who will be granted one or more Awards under the Plan, and thereby become "**Participants**" in the Plan.

1.3 *Operation, Administration, and Definitions.* The operation and administration of the Plan, including the Awards made under the Plan, shall be subject to the provisions of SECTION V (relating to operation and administration). Capitalized terms in the Plan shall be defined as set forth in the Plan (including the definition provisions of SECTION IX).

SECTION II
OPTIONS AND SARS

2.1 *Definitions.*

(a) The grant of an "Option" entitles the Participant to purchase shares of Stock at an Exercise Price established by the Committee. Any Option granted under this SECTION II may be either an incentive stock option (an "**ISO**") or a non-qualified option (an "**NQO**"), as determined in the discretion of the Committee. An "ISO" is an Option that is intended to satisfy the requirements applicable to an "incentive stock option" described in Section 422(b) of the Code. An "**NQO**" is an Option that is not intended to be an "incentive stock option" as that term is described in Section 422(b) of the Code. Each Option granted under this Plan shall be an NQO, unless the Option satisfies all of the requirements of an ISO and the Committee designates such Option as an ISO.

(b) A stock appreciation right (an "**SAR**") entitles the Participant to receive, in cash or Stock (as determined in accordance with Section 5.7), value equal to (or otherwise based on) the excess of: (i) the Fair Market Value of a specified number of shares of Stock on the date exercise; over (ii) an Exercise Price established by the Committee.

2.2 *Exercise Price.* The "**Exercise Price**" of each Option and SAR granted under this SECTION II shall be established by the Committee or shall be determined by a method established by the Committee at the time the Option or SAR is granted. The Exercise Price shall not be less than one hundred percent (100%) of the Fair Market Value of a share of Stock on the date of grant (or, if greater, the par value of a share of Stock). However, in the case of an ISO granted to a Participant who, at the date of the grant, owns stock representing more than ten percent (10%) of the voting power of all classes of stock of the Company or any Subsidiary, the Exercise Price share shall not be less than one hundred ten percent (110%) of the Fair Market Value of a share of Stock on the date of grant.

2.3 *Option Term; Exercise.* An Option and an SAR shall be exercisable in accordance with such terms and conditions and during such periods as may be established by the Committee. In no event, however, shall an Option or SAR expire later than ten (10) years after the date of its grant; provided, however, that the term of an ISO shall not exceed five (5) years from the date the ISO is granted in the case of an ISO granted to a Participant who, on the date of the grant, owns stock representing more than ten percent (10%) of the voting power of all classes of stock of the Company or any Subsidiary. Notwithstanding the foregoing, in the event that on the last business day of the term of an Option (other than an ISO) **(i)** the exercise of the Option is prohibited by applicable law, or **(ii)** shares of

Stock may not be purchased or sold by certain employees or directors of the Company or any Subsidiary due to the "black-out period" of a Company policy or a "lock-up" agreement undertaken in connection with an issuance of securities by the Company, the term of the Option shall be extended for a period of thirty (30) days following the end of the legal prohibition, black-out period or lockup agreement.

2.4 *Payment of Option Exercise Price.* The payment of the Exercise Price of an Option granted under this SECTION II shall be subject to the following:

    (a) Subject to the following provisions of this Section 2.4, the full Exercise Price for shares of Stock purchased upon the exercise of any Option shall be paid at the time of such exercise, except that, in the case of an exercise arrangement approved by the Committee and described in Section 2.4(c) payment may be made as soon as practicable after the exercise.

    (b) Subject to applicable law, the Exercise Price shall, as determined by the Committee, **(i)** be payable in cash, by promissory note or by tendering, either by actual delivery of shares or by attestation, shares of Stock acceptable to the Committee, including shares otherwise distributable pursuant to the exercise of the Option, and valued at Fair Market Value as of the day of exercise, or in any combination thereof; or **(ii)** be Stock Settled.

    (c) Subject to applicable law, the Committee may permit a Participant to elect to pay the Exercise Price upon the exercise of an Option by irrevocably authorizing a third party to sell a sufficient portion of the shares of Stock acquired upon exercise of the Option and remit to the Company a sufficient portion of the sale proceeds to pay the entire Exercise Price and any tax withholding resulting from such exercise.

2.5 *No Repricing.* Except for adjustments pursuant to Section 5.2(f) (relating to the adjustment of shares) or reductions of the Exercise Price approved by the Company's shareholders, the Exercise Price for any outstanding Option or SAR may not be decreased after the date of grant nor may an outstanding Option or SAR granted under the Plan be surrendered to the Company as consideration for the grant of a replacement Option or SAR with a lower exercise price.

2.6 *Grants of Options and SARs.* An Option may, but need not be, in tandem with an SAR and an SAR may, but need not be in tandem with an Option, in either case, regardless of whether the original award was granted under this Plan or another plan or arrangement. If an Option is in tandem with an SAR, the exercise price of both the Option and SAR shall be the same, and the exercise of the Option or SAR with respect to a share of Stock shall cancel the corresponding tandem SAR or Option right with respect to such share. If an SAR is in tandem with an Option but is granted after the grant of the Option, or if an Option is in tandem with an SAR but is granted after the grant of the SAR, the later granted tandem Award shall have the same exercise price as the earlier granted Award, and the exercise price for the later granted Award may be less than the Fair Market Value of the Stock at the time of such grant.


SECTION III
FULL VALUE AWARDS


3.1 *Definition.* A "**Full Value Award**" is a grant of one or more shares of Stock or a right to receive one or more shares of Stock in the future, with such grant being made subject to one or more of the following, as determined by the Committee:

    (a) The grant shall be in consideration of a Participant's previously performed services, or surrender of other compensation that may be due.

    (b) The grant shall be contingent on the achievement of performance or other objectives during a specified period.

    (c) The grant shall be subject to a risk of forfeiture or other restrictions that will lapse upon the achievement of one or more goals relating to completion of service by the Participant, or achievement of performance or other objectives.

The grant of Full Value Awards may also be made subject to such other conditions, restrictions and contingencies, as the Committee shall determine.

3.2 Restrictions on Awards.

(a) The Committee may designate a Full Value Award granted to any Participant as Performance-Based Compensation. Any Full Value Award so designated shall be conditioned on the achievement of one or more performance objectives. The performance objectives shall be based on the Performance Measures selected by the Committee.

(b) If the right to become vested in a Full Value Award is conditioned on the completion of a specified period of service with the Company or the Subsidiaries, without achievement of Performance Measures or other performance objectives (whether or not related to Performance Measures) being required as a condition of vesting, and without the Full Value Award being granted in lieu of other compensation, then the required period of service for full vesting shall be not less than one (1) year (subject to acceleration of vesting, to the extent permitted by the Committee, in the event of the Participant's death, disability, retirement, Change in Control or involuntary termination).


SECTION IV
CASH INCENTIVE AWARDS


A Cash Incentive Award is the grant of a right to receive a payment of cash (or in the discretion of the Committee, Stock having value equivalent to the cash otherwise payable) that is contingent on achievement of performance objectives over a specified period established by the Committee. The grant of Cash Incentive Awards may also be made subject to such other conditions, restrictions and contingencies as may be determined by the Committee. The Committee may designate a Cash Incentive Award granted to any Participant as Performance-Based Compensation. Any Award so designated shall be conditioned on the achievement of one or more Performance Measures selected by the Committee. Except as otherwise provided in the applicable plan or arrangement, distribution of any bonus awards by the Company or its Subsidiaries (whether granted pursuant to this Plan or otherwise) for a performance period ending in a calendar year, shall be made to the participant not later than March 15 of the following calendar year; provided, however, that for purposes of determining compliance with Section 409A, a payment will be considered to satisfy the requirement of this sentence if distribution is made no later than the end of the calendar year following the end of the applicable performance period.


SECTION V
OPERATION AND ADMINISTRATION


5.1 *Effective Date.* Subject to the approval of the shareholders of the Company at the Company's 2023 annual shareholders meeting, the Plan, as amended and restated, shall be effective as of June 21, 2023. In the event of Plan termination, the terms of the Plan shall remain in effect as long as any Awards under it are outstanding; provided, however, that no Awards may be granted under the Plan after April 16, 2030. On or after July 25, 2018, the original effective date of the 2018 Long-Term Incentive Plan (the "**Original Effective Date**"), no awards will be granted under the Prior Plan.

5.2 *Shares and Other Amounts Subject to Plan.* The shares of Stock for which Awards may be granted under the Plan shall be subject to the following:

(a) The shares of Stock with respect to which Awards may be made under the Plan shall be shares currently authorized but unissued or, to the extent permitted by applicable law, currently held or acquired by the Company as treasury shares, including shares purchased in the open market or in private transactions.

(b) Subject to the following provisions of this Section 5.2, the maximum number of shares of Stock that may be delivered to Participants and their beneficiaries under the Plan shall be 5,193,109. However, the limit under this paragraph (b), as well as the limits under paragraph (e) below, shall not apply to Awards granted pursuant to Section 5.5 in replacement of awards granted under plans other than this Plan.

(c) To the extent provided by the Committee, any Award may be settled in cash rather than Stock.

(d) Shares of Stock with respect to an Award will be treated as delivered for purposes of the determination under paragraph (b) above, subject to the following:

(i) To the extent any shares of Stock covered by an Award are not delivered to a Participant or beneficiary because the Award is forfeited or canceled, such shares shall not be deemed to have been delivered for purposes of the determination under paragraph (b) above.

B-3

(ii) Subject to the provisions of paragraph (i) above, the total number of shares covered by an Award will be treated as delivered for purposes of this paragraph (ii) to the extent payments or benefits are delivered to the Participant with respect to such shares. Accordingly **(A)** if an Award denominated in shares of Stock is settled in cash, the total number of shares with respect to which such payment is made shall be considered to have been delivered; **(B)** if shares covered by an Award are used to satisfy the applicable tax withholding obligation, the number of shares held back by the Company to satisfy such withholding obligation shall be considered to have been delivered; **(C)** if the exercise price of any Option granted under the Plan is satisfied by tendering shares of Stock to the Company (by either actual delivery or by attestation), the number of shares tendered to satisfy such exercise price shall be considered to have been delivered; and **(D)** if cash or shares of Stock are delivered in settlement of the exercise of an SAR, the total number of shares with respect to which such SAR is exercised shall be deemed delivered.

(e) Subject to Section 5.2(f), the maximum number of shares of Stock that may be delivered to Participants and their beneficiaries with respect to ISOs granted under the Plan shall be 5,193,109 shares. Notwithstanding any provision in the Plan to the contrary, the aggregate amount of all compensation granted to any member of the Board during any fiscal year of the Company, including any Awards (based on grant date Fair Market Value computed as of the date of grant in accordance with applicable financial accounting rules) and any cash retainer or meeting fee paid or provided for service on the Board or any committee thereof, or any Award granted in lieu of any such cash retainer or meeting fee, shall not exceed One Hundred Thousand Dollars ($100,000).

(f) In the event of a corporate transaction involving the Company (including, without limitation, any stock dividend, stock split, extraordinary cash dividend, recapitalization, reorganization, merger, consolidation, split-up, spin-off, sale of assets or subsidiaries, combination or exchange of shares), the Committee shall adjust Awards to preserve the benefits or potential benefits of the Awards. Action by the Committee may include: **(i)** adjustment of the number and kind of shares which may be delivered under the Plan; **(ii)** adjustment of the number and kind of shares subject to outstanding Awards; **(iii)** adjustment of the Exercise Price of outstanding Options and SARs; and **(iv)** any other adjustments that the Committee determines to be equitable (which may include, without limitation, (I) replacement of Awards with other Awards which the Committee determines have comparable value and which are based on stock of a company resulting from the transaction, and (II) cancellation of the Award in return for cash payment of the current value of the Award, determined as though the Award is fully vested at the time of payment, provided that in the case of an Option or SAR, the amount of such payment may be the excess of value of the Stock subject to the Option or SAR at the time of the transaction over the exercise price). However, in no event shall this paragraph (f) be construed to permit a modification (including a replacement) of an Option or SAR if such modification either: **(A)** would result in accelerated recognition of income or imposition of additional tax under Section 409A; or **(B)** would cause the Option or SAR subject to the modification (or cause a replacement Option or SAR) to be subject to Section 409A, provided that the restriction of this clause (B) shall not apply to any Option or SAR that, at the time it is granted or otherwise, is designated as being deferred compensation subject to Section 409A.

5.3 *General Restrictions.* Delivery of shares of Stock or other amounts under the Plan shall be subject to the following:

(a) Notwithstanding any other provision of the Plan, the Company shall have no obligation to deliver any shares of Stock or make any other distribution of benefits under the Plan unless such delivery or distribution complies with all applicable laws (including, without limitation, the requirements of the Securities Act of 1933), and the applicable requirements of any securities exchange or similar entity.

(b) To the extent that the Plan provides for issuance of stock certificates to reflect the issuance of shares of Stock, the issuance may be effected on a non-certificated basis, to the extent not prohibited by applicable law or the applicable rules of any stock exchange.

5.4 *Tax Withholding.* All distributions under the Plan are subject to withholding of all applicable taxes, and the Committee may condition the delivery of any shares of Stock or other benefits under the Plan on satisfaction of the applicable withholding obligations. Except as otherwise provided by the Committee, such withholding obligations may be satisfied **(a)** through cash payment by the Participant; **(b)** through the surrender of shares of Stock which the Participant already owns; or **(c)** through the surrender of shares of Stock to which the Participant is otherwise entitled under the Plan, provided, however, that, unless otherwise determined by the Committee after the Company's adoption of ASU 2016-09, *Compensation-Stock Compensation (Topic 718)* dated March, 2016, such shares under this Section 5.4 may be used to satisfy not more than the Company's minimum statutory withholding obligation (based on minimum statutory withholding rates for Federal and state tax purposes, including payroll taxes, that are applicable to such taxable income).

5.5 *Grant and Use of Awards.* In the discretion of the Committee, a Participant may be granted any Award permitted under the provisions of the Plan, and more than one Award may be granted to a Participant. Subject to Section 2.5 (relating to repricing), Awards may be granted as alternatives to or replacement of awards granted or outstanding under the Plan, or any other plan or arrangement of the Company or a Subsidiary (including a plan or arrangement of a business or entity, all or a portion of which is acquired by the Company or a Subsidiary). Subject to the overall limitation on the number of shares of Stock that may be delivered under the Plan, the Committee may use available shares of Stock as the form of payment for compensation, grants or rights earned or due under any other compensation plans or arrangements of the Company or a Subsidiary, including the plans and arrangements of the Company or a Subsidiary assumed in business combinations. Notwithstanding the provisions of Section 2.2, Options and SARs granted under the Plan in replacement for awards under plans and arrangements of the Company, Subsidiaries, or other companies that are assumed in business combinations may provide for exercise prices that are less than the Fair Market Value of the Stock at the time of the replacement grants, if the Committee determines that such exercise price is appropriate to preserve the economic benefit of the award. The provisions of this Section 5.5 shall be subject to the provisions of Section 5.15.

5.6 *Dividends and Dividend Equivalents.* An Award (including without limitation an Option or SAR Award) may provide the Participant with the right to receive dividend or dividend equivalent payments with respect to Stock subject to the Award (both before and after the Stock subject to the Award is earned, vested, or acquired), which payments may be either made currently or credited to an account for the Participant, and may be settled in cash or Stock, as determined by the Committee. Any such settlements, and any such crediting of dividends or dividend equivalents or reinvestment in shares of Stock, may be subject to such conditions, restrictions and contingencies as the Committee shall establish, including the reinvestment of such credited amounts in Stock equivalents. The provisions of this subsection shall be subject to the provisions of Section 5.15.

5.7 *Settlement of Awards.* The obligation to make payments and distributions with respect to Awards may be satisfied through cash payments, the delivery of shares of Stock, the granting of replacement Awards, or combination thereof as the Committee shall determine. Satisfaction of any such obligations under an Award, which is sometimes referred to as "**settlement**" of the Award, may be subject to such conditions, restrictions and contingencies as the Committee shall determine. The Committee may permit or require the deferral of any Award payment or distribution, subject to such rules and procedures as it may establish, which may include provisions for the payment or crediting of interest or dividend equivalents, and may include converting such credits into deferred Stock equivalents. Except for Options and SARs designated at the time of grant or otherwise as intended to be subject to Section 409A, this Section 5.7 shall not be construed to permit the deferred settlement of Options or SARs if such settlement would result in deferral of compensation under Treas. Reg. §1.409A-1(b)(5)(i)(A)(3) (except as permitted in paragraphs (i) and (ii) of that section). Each Subsidiary shall be liable for payment of cash due under the Plan with respect to any Participant to the extent that such benefits are attributable to the services rendered for that Subsidiary by the Participant. Any disputes relating to liability of a Subsidiary for cash payments shall be resolved by the Committee. The provisions of this subsection shall be subject to the provisions of Section 5.15.

5.8 *Transferability.* Except as otherwise provided by the Committee, Awards under the Plan are not transferable except as designated by the Participant by will or by the laws of descent and distribution.

5.9 *Form and Time of Elections.* Unless otherwise specified herein, each election required or permitted to be made by any Participant or other person entitled to benefits under the Plan, and any permitted modification, or revocation thereof, shall be in writing filed with the Committee at such times, in such form, and subject to such restrictions and limitations, not inconsistent with the terms of the Plan, as the Committee shall require.

5.10 *Agreement With Company.* An Award under the Plan shall be subject to such terms and conditions, not inconsistent with the Plan, as the Committee shall, in its sole discretion, prescribe. The terms and conditions of any Award to any Participant shall be reflected in such form of written (including electronic) document as is determined by the Committee. A copy of such document shall be provided to the Participant, and the Committee may, but need not require that the Participant sign a copy of such document. Such document is referred to in the Plan as an "**Award Agreement**" regardless of whether any Participant signature is required.

5.11   *Action by Company or Subsidiary.* Any action required or permitted to be taken by the Company or any Subsidiary shall be by resolution of its board of directors, or by action of one or more members of the board (including a committee of the board) who are duly authorized to act for the board, or (except to the extent prohibited by applicable law or applicable rules of any stock exchange) by a duly authorized officer of such company.

5.12   *Gender and Number.* Where the context admits, words in any gender shall include any other gender, words in the singular shall include the plural and the plural shall include the singular.

5.13   *Limitation of Implied Rights.*

   (a)   Neither a Participant nor any other person shall, by reason of participation in the Plan, acquire any right in or title to any assets, funds or property of the Company or any Subsidiary whatsoever, including, without limitation, any specific funds, assets, or other property which the Company or any Subsidiary, in its sole discretion, may set aside in anticipation of a liability under the Plan. A Participant shall have only a contractual right to the Stock or amounts, if any, payable under the Plan, unsecured by any assets of the Company or any Subsidiary, and nothing contained in the Plan shall constitute a guarantee that the assets of the Company or any Subsidiary shall be sufficient to pay any benefits to any person.

   (b)   The Plan does not constitute a contract of employment, and selection as a Participant will not give any participating employee or other individual the right to be retained in the employ of the Company or any Subsidiary or the right to continue to provide services to the Company or any Subsidiary, nor any right or claim to any benefit under the Plan, unless such right or claim has specifically accrued under the terms of the Plan. Except as otherwise provided in the Plan, no Award under the Plan shall confer upon the holder thereof any rights as a shareholder of the Company prior to the date on which the individual fulfills all conditions for receipt of such rights.

5.14   *Evidence.* Evidence required of anyone under the Plan may be by certificate, affidavit, document or other information which the person acting on it considers pertinent and reliable, and signed, made or presented by the proper party or parties.

5.15   *Limitations under Section 409A.* The provisions of the Plan shall be subject to the following:

   (a)   Neither Section 5.5 nor any other provision of the Plan shall be construed to permit the grant of an Option or SAR if such action would cause the Option or SAR being granted or the option or stock appreciation right being replaced to be subject to Section 409A, provided that this paragraph (a) shall not apply to any Option or SAR (or option or stock appreciation right granted under another plan) being replaced that, at the time it is granted or otherwise, is designated as being deferred compensation subject to Section 409A.

   (b)   Except with respect to an Option or SAR that, at the time it is granted or otherwise, is designated as being deferred compensation subject to Section 409A, no Option or SAR shall condition the receipt of dividends with respect to an Option or SAR on the exercise of such Award, or otherwise provide for payment of such dividends in a manner that would cause the payment to be treated as an offset to or reduction of the exercise price of the Option or SAR pursuant Treas. Reg. §1.409A-1(b)(5)(i)(E).

   (c)   The Plan shall not be construed to permit a modification of an Award, or to permit the payment of a dividend or dividend equivalent, if such actions would result in accelerated recognition of taxable income or imposition of additional tax under Section 409A.


SECTION VI
CHANGE IN CONTROL


6.1   Unless determined otherwise by the Committee, upon a Participant's termination of employment within the twelve (12) months following a Change in Control, all unvested Full Value Awards shall become fully vested and all Options and SARs shall be exercisable for a period ending on the earlier of the expiration date of the Option or SAR or the first anniversary of the Participant's termination of employment. Notwithstanding the foregoing provisions of this SECTION VI, in the event of a Change in Control as the result of a Terminating Event, a Participant's Options, SARs, and Full Value Awards will become vested and exercisable pursuant to this Section 6.1 only if no provision has been made in writing in connection with such Terminating Event for the continuance of this Plan and for the assumption of the Awards theretofore granted hereunder, or the substitution for such Awards of new awards issued by the successor corporation or, if applicable, the publicly-traded entity that is the parent entity of the successor corporation, with such appropriate adjustments as may be determined or approved by the Committee, in which event this Plan and the awards theretofore granted or substituted therefore shall continue in the manner and under the terms so provided.

6.2 As used in this Plan, a "**Change in Control**" of the Company shall mean an event of a nature that **(a)** would be required to be reported in response to Item 1 of a current report filed on Form 8-K pursuant to Section 13 or 15(d) of the Exchange Act as in effect on the Original Effective Date of this Plan; or **(b)** results in any person acquiring control of the Bank or the Company within the meaning of the Home Owners' Loan Act of 1933, as amended and the rules and regulations promulgated by the Office of the Comptroller of the Currency ("**OCC**") (or its predecessor agency), as in effect on the Original Effective Date of this Plan, (provided, that in applying the definition of change in control as set forth under the rules and regulations of the OCC, the Board shall substitute its judgment for that of the OCC); and, without limitation, such a Change in Control shall be deemed to have occurred at such time as **(i)** any "person" (as that term is used in Sections 13(d) and 14(d) of the Exchange Act and the regulations of the Securities and Exchange Commission ("**SEC**") thereunder, each as in effect on the date of the adoption of this Plan by the Board, and including any such persons that may be deemed to be acting in concert with respect to the Bank or the Company, or the acquisition, ownership or voting of Bank or Company securities) is or becomes the "beneficial owner" (as defined in Rule 13d-3 under the Exchange Act and the regulations of the SEC thereunder, each as in effect on the date of the adoption of this Plan by the Board), directly or indirectly, of securities of the Bank or the Company representing twenty percent (20%) or more of the Bank's or the Company's outstanding securities except for any securities of the Bank purchased by the Company in connection with the conversion of the Bank to the stock form and any securities purchased by any tax qualified employee benefit plan of the Bank; or **(ii)** individuals who constitute the Board on the date of the adoption of this Plan by the Board of Directors of the Company (the "**Incumbent Board**") cease for any reason to constitute at least a majority thereof, provided that any person becoming a director subsequent to the date hereof whose election was approved by a vote of at least three-quarters of the directors then comprising the Incumbent Board, or whose nomination for election by the Company's shareholders was approved by the same Nominating Committee serving under an Incumbent Board, shall be, for purposes of this clause (B), considered as though he were a member of the Incumbent Board; or **(iii)** a plan of liquidation reorganization, merger, consolidation, sale of all or substantially all the assets of the Bank or the Company or similar transaction in which the Bank or Company is not the resulting entity (a "**Terminating Event**") is approved by the Board and the shareholders or otherwise occurs; or **(iv)** solicitations of shareholders of the Company, by someone other than the Incumbent Board of the Company, seeking shareholder approval of a plan of reorganization, merger or consolidation of the Company or Bank or similar transaction with one or more corporations as a result of which the outstanding shares of the class of securities then subject to this Plan are exchanged for or converted into cash or property or securities not issued by the Bank or the Company shall be distributed; or **(v)** a tender offer is made for 20% or more of the voting securities of the Bank or the Company; or **(vi)** any other event, transaction or series of transactions occurs as a result of which any person may be deemed to become a "controlling person" of the Bank or "acquire control" of the Company (as such terms are defined in the regulations of the OCC set forth at 12 C.F.R. Part 161.14 or of the Federal Reserve Board of Governors at 12 C.F.R. Part 225 as in effect on the effective date of this Plan).


SECTION VII
COMMITTEE


7.1 *Administration.* The authority to control and manage the operation and administration of the Plan shall be vested in a committee (the "**Committee**") in accordance with this SECTION VII. The Committee shall be selected by the Board, and shall consist solely of two (2) or more members of the Board. If the Committee does not exist, or for any other reason determined by the Board, and to the extent not prohibited by applicable law or the applicable rules of any stock exchange, the Board may take any action under the Plan that would otherwise be the responsibility of the Committee. With respect to Insiders, the Plan and Awards to Insiders shall be administered by a committee where each director is a "non-employee director" as that term is used under Rule 16b-3 under the Exchange Act.

7.2 *Powers of Committee.* The Committee's administration of the Plan shall be subject to the following:

    (a) Subject to the provisions of the Plan, the Committee will have the authority and discretion to select from among the Eligible Individuals those persons who shall receive Awards, to determine the time or times of receipt, to determine the types of Awards and the number of shares covered by the Awards, to establish the terms, conditions, performance criteria, restrictions, and other provisions of such Awards, and (subject to the restrictions imposed by SECTION VIII) to amend, cancel, or suspend Awards.

(b)   To the extent that the Committee determines that the restrictions imposed by the Plan preclude the achievement of the material purposes of the Awards in jurisdictions outside the United States, the Committee will have the authority and discretion to modify those restrictions as the Committee determines to be necessary or appropriate to conform to applicable requirements or practices of jurisdictions outside of the United States.

(c)   The Committee will have the authority and discretion to interpret the Plan, to establish, amend, and rescind any rules and regulations relating to the Plan, to determine the terms and provisions of any Award Agreement made pursuant to the Plan, and to make all other determinations that may be necessary or advisable for the administration of the Plan.

(d)   Any interpretation of the Plan by the Committee and any decision made by it under the Plan is final and binding on all persons.

(e)   In controlling and managing the operation and administration of the Plan, the Committee shall take action in a manner that conforms to the articles and by-laws of the Company, and applicable state corporate law.

(f)   The Committee shall take such actions as it determines to be necessary or appropriate with respect to this Plan, and the Awards granted under the Plan, to avoid acceleration of income recognition or imposition of penalties under Section 409A.

(g)   Notwithstanding any other provision of the Plan, no benefit shall be distributed under the Plan unless the Committee, in its sole discretion, determines that such person is entitled to benefits under the Plan.

(h)   At any time the Committee may correct any error made under the Plan or any Award Agreement, including, without limitation, changing or revoking the grant of an Award.

7.3   *Delegation by Committee.* Except to the extent prohibited by applicable law or the applicable rules of a stock exchange, the Committee may allocate all or any portion of its responsibilities and powers to any one or more of its members and may delegate all or any part of its responsibilities and powers to any person or persons selected by it. Any such allocation or delegation may be revoked by the Committee at any time.

7.4   *Information to be Furnished to Committee.* The Company and Subsidiaries shall furnish the Committee with such data and information as it determines may be required for it to discharge its duties. The records of the Company and Subsidiaries as to an employee's or Participant's employment (or other provision of services), termination of employment (or cessation of the provision of services), leave of absence, reemployment and compensation shall be conclusive on all persons unless determined to be incorrect. Participants and other persons entitled to benefits under the Plan must furnish the Committee such evidence, data or information as the Committee considers desirable to carry out the terms of the Plan.

7.5   *Applicable Law.* The provisions of the Plan shall be construed in accordance with the laws of the State of California, without regard to the conflict of law provisions of any jurisdiction.


SECTION VIII
AMENDMENT AND TERMINATION


The Board may, at any time, amend or terminate the Plan, and the Board or the Committee may amend any Award Agreement, provided that no amendment or termination may, in the absence of written consent to the change by the affected Participant (or, if the Participant is not then living, the affected beneficiary), adversely affect the rights of any Participant or beneficiary under any Award granted under the Plan prior to the date such amendment is adopted by the Board (or the Committee, if applicable); and further provided that adjustments pursuant to Section 5.2(f) shall not be subject to the foregoing limitations of this SECTION VIII; and further provided that the provisions of Section 2.5 (relating to Option and SAR repricing) cannot be amended unless the amendment is approved by the Company's shareholders. No amendment or termination shall be adopted or effective if it would result in accelerated recognition of income or imposition of additional tax under Section 409A or, except as otherwise provided in the amendment, would cause amounts that were not otherwise subject to Section 409A to become subject to Section 409A.

SECTION IX
DEFINED TERMS

In addition to the other definitions contained herein, the following definitions shall apply:

(a) *Award*. The term "**Award**" means any award or benefit granted under the Plan, including, without limitation, the grant of Options, SARs, Full Value Awards, and Cash Incentive Awards.

(b) *Award Agreement*. The term "**Award Agreement**" means an agreement which may be entered into by each Participant and the Company that sets forth the terms and provisions applicable to an Award.

(c) *Bank*. The term "**Bank**" means Broadway Federal Bank, the wholly-owned bank subsidiary of the Company.

(d) *Board*. The term "**Board**" means the Board of Directors of the Company.

(e) *Code*. The term "**Code**" means the Internal Revenue Code of 1986, as amended. A reference to any provision of the Code shall include reference to any successor provision of the Code.

(f) *Eligible Individual*. For purposes of the Plan, the term "**Eligible Individual**" means any employee of the Company or a Subsidiary, and any consultant, non-employee director, or other person providing services to the Company or a Subsidiary; provided, however, that an ISO may only be granted to an employee of the Company or a Subsidiary. An Award may be granted to an employee or other individual providing services, in connection with hiring, retention or otherwise, prior to the date the employee first performs services for the Company or the Subsidiaries, provided that such Awards shall not become vested prior to the date the employee or service provider first performs such services.

(g) *Exchange Act*. The term "**Exchange Act**" means the Securities Exchange Act of 1934, as amended from time to time and any successor thereto.

(h) *Fair Market Value*. Except as otherwise provided by the Committee, for purposes of determining the "**Fair Market Value**" of a share of Stock as of any date means the average of the high and low bid prices of the Stock as reported by the Nasdaq Stock Market (as published by the Wall Street Journal, if then so published) or, if the Stock is then listed on or quoted through a stock exchange or transaction reporting system on or through which actual sale prices are regularly reported, the closing sale price of the Stock, on the grant date, or if the Stock was not traded on such date, on the next preceding day on which the Stock was quoted or traded, as the case may be.

(i) *Insider*. The term "**Insider**" means, to the extent the Company is subject to the Exchange Act on the date of an Award, an employee of the Company or any Subsidiary who is, on the relevant date, an officer, director, or ten percent (10%) beneficial owner of the Company, as those terms are defined under Section 16 of the Exchange Act.

(j) *Performance-Based Compensation*. The term "**Performance-Based Compensation**" shall have the meaning ascribed to it under Section 409A.

(k) *Performance Measures*. The "**Performance Measures**" shall be based on any one or more of the following Company, subsidiary, operating unit or division performance measures: net earnings; net interest income; operating or interest rate margins; earnings per share; efficiency ratio or other cost control measures or objectives; return on equity; return on assets; stock price; comparisons with stock market indices; regulatory achievements; economic value added metrics; strategic business objectives, consisting of one or more objectives based on meeting specified volume or market share targets, business expansion goals, or goals relating to acquisitions or divestitures; or any combination thereof. Each goal may be expressed on an absolute and/or relative basis, may be based on or otherwise employ comparisons based on internal targets, the past performance of the Company and/or the past or current performance of other companies, and in the case of earnings-based measures, may use or employ comparisons relating to capital, shareholders' equity and/or shares outstanding or investments, or to assets or net assets.

(l) *Prior Plan*. The term "**Prior Plan**" means the Amended and Restated Broadway Financial Corporation 2008 Long-Term Incentive Plan approved by the Company's shareholders on May 28, 2008.

(m) *Stock Settled*. The term "**Stock Settled**" means that upon the exercise of an Option the Company shall deliver that number of shares of Stock determined by the Committee taking the difference between **(A)** the

Fair Market Value of the Stock as of the first day that the Stock was traded on the stock exchange immediately preceding the exercise date, multiplied by the number of Options being exercised, and **(B)** the total Exercise Price of the Options being exercised, and dividing such difference by the Fair Market Value of the Stock as of the first day that Stock was traded on the securities exchange preceding the exercise date.

(n) *Stock*. The term "**Stock**" means shares of common stock, $0.01 par value of the Company.

(o) *Subsidiaries*. For purposes of the Plan, the term "**Subsidiary**" means any corporation, partnership, joint venture or other entity during any period in which at least a fifty percent (50%) voting or profits interest is owned, directly or indirectly, by the Company (or by any entity that is a successor to the Company), and any other business venture designated by the Committee in which the Company (or any entity that is a successor to the Company) has a significant interest, as determined in the discretion of the Committee.

(p) *Termination of Service*. With respect to Awards that constitute Deferred Compensation, references to the Participant's "**termination of employment**" (including references to the Participant's employment termination, and to the Participant terminating employment, a Participant's "**separation from service**", and other similar reference) and references to a Participant's "**termination as a director**" (including separation from service and other similar references) shall mean, respectively, the Participant ceasing to be employed by, or ceasing to perform director services for, the Company and the Affiliates, subject to the following:

(i) The employment relationship or director relationship will be deemed to have ended at the time the Participant and the applicable company reasonably anticipate that a level of bona fide services the Participant would perform for the Company and the Affiliates after such date would permanently decrease to no more than twenty percent (20%) of the average level of bona fide services performed over the immediately preceding thirty-six (36) month period (or the full period of service to the Company and the Affiliates if the Participant has performed services for the Company and the Affiliates for less than thirty-six (36) months). In the absence of an expectation that the Participant will perform at the above-described level, the date of termination of employment or termination as a director will not be delayed solely by reason of the Participant continuing to be on the Company's and the Affiliates' payroll after such date.

(ii) The employment or director relationship will be treated as continuing intact while the Participant is on a bona fide leave of absence (determined in accordance with Treas. Reg. §409A-1(h)).

(iii) The determination of a Participant's termination of employment or termination as a director by reason of a sale of assets, sale of stock, spin-off, or other similar transaction of the Company or an Affiliate will be made in accordance with Treas. Reg. §1.409A-1(h).

(iv) If a Participant performs services both as an employee of the Company or an Affiliate, and a member of the board of directors of the Company or an Affiliate, the determination of whether termination of employment or termination of service as a director shall be made in accordance with Treas. Reg. §1.409A-1(h)(5) (relating to dual status service providers).

(v) The term "**Affiliates**" means all persons with whom the Company is considered to be a single employer under Section 414(b) of the Code and all persons with whom the Company would be considered a single employer under Code Section 414(c).

(vi) The term "**Deferred Compensation**" means payments or benefits that would be considered to be provided under a nonqualified deferred compensation plan as that term is defined in Treas. Reg. §1.409A-1.

Broadway Financial Corporation

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2023 Annual Meeting Proxy Card

▼ IF VOTING BY MAIL, SIGN, DETACH AND RETURN THE BOTTOM PORTION IN THE ENCLOSED ENVELOPE. ▼

A **Proposals** – The Board of Directors recommend a vote FOR the election of all the nominees listed on this proxy card and FOR Proposals 2, 3, 4 and 5.



1. To elect the three directors named in the proxy statement to serve until the Annual Meeting of Stockholders of Broadway Financial Corporation to be held in the year 2026 or until their successors are elected and have been qualified;

01 - Brian E. Argrett   02 - Mary Ann Donovan   03 - William A. Longbrake

☐ Mark here to vote **FOR** all nominees   ☐ Mark here to **WITHHOLD** vote from all nominees

☐ For All **EXCEPT** - To withhold a vote for one or more nominees, mark the box to the left and the corresponding numbered box(es) to the right.

	01	02	03
	☐	☐	☐

	For	Against	Abstain		For	Against	Abstain
2. To ratify the appointment of Moss Adams LLP as the independent registered public accounting firm for the Company for its fiscal year ending December 31, 2023;	☐	☐	☐	4. To approve an amendment and restatement of the Broadway Financial Corporation 2018 Long-Term Incentive Plan to increase the number of shares reserved for issuance by 3,900,000 shares;	☐	☐	☐
3. To cast an advisory (non-binding) vote to approve executive compensation;	☐	☐	☐	5. To approve an amendment to the Company's Certificate of Incorporation to effect a reverse stock split of the Company's common stock with no change to authorized shares of the Company's common stock;	☐	☐	☐

NOTE: To consider such other business as may properly come before and be voted upon by the stockholders at the Annual Meeting or any postponement or adjournment thereof

---

B **Authorized Signatures** – This section must be completed for your vote to count. Please date and sign below.

Please sign exactly as name(s) appears hereon. Joint owners should each sign. When signing as attorney, executor, administrator, corporate officer, trustee, guardian, or custodian, please give full title.

Date (mm/dd/yyyy) – Please print date below.	Signature 1 – Please keep signature within the box.	Signature 2 – Please keep signature within the box.
/ /		



1 U P X

03T6VD

The 2023 Annual Meeting of Stockholders of Broadway Financial Corporation will be held on
Wednesday, June 21, 2023 at 9:00 a.m. PDT, virtually via the internet at https://meetnow.global/M9CQQ7G.

To access the virtual meeting, you must have the information that is printed in the shaded bar
located on the reverse side of this form.

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Help the environment by consenting to receive electronic
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▼ IF VOTING BY MAIL, SIGN, DETACH AND RETURN THE BOTTOM PORTION IN THE ENCLOSED ENVELOPE. ▼

Broadway Financial Corporation



Notice of 2023 Annual Meeting of Stockholders

Proxy Solicited by Board of Directors for Annual Meeting — June 21, 2023

The undersigned hereby appoints Brian E. Argrett and Marie C. Johns as Proxy, with the power of substitution, and hereby authorizes each or either of them to represent and vote the shares of the undersigned, with all the powers which the undersigned would possess if personally present, at the Annual Meeting of Broadway Financial Corporation to be held virtually online on June 21, 2023 at 9:00 a.m. or at any postponement or adjournment thereof.

Shares represented by this proxy will be voted as directed by the undersigned stockholder. If no such directions are indicated, the Proxy will have authority to vote FOR the election of all the nominees listed on this proxy card and FOR Proposals 2, 3, 4 and 5.

The Proxy is authorized to vote, in the Proxy's discretion, upon such other business as may properly come before the meeting.

(Items to be voted appear on reverse side)

C	Non-Voting Items

Change of Address — Please print new address below. **Comments** — Please print your comments below.

 